EVERGREEN INVESTMENTS
200 BERKELEY STREET
BOSTON, MASSACHUSETTS 02116

January 16, 2008

Mr. James O’Connor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Ms. Sheila Stout
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:	Evergreen Municipal Trust, File Nos. 811-08367 and 333-36033 (the “Trust”)

Dear Mr. O’Connor and Ms. Stout:

          This letter responds to comments provided by telephone to me by Ms. Stout on January 3, 2008, and by Mr. O’Connor on January 9, 2008, regarding the above Trust’s Registration Statement on Form N-14, filed on December 12, 2007 (File No. 333-148014; SEC Accession No. 0001133228-07-000431) (the “Registration Statement”), relating to the proposed mergers of Evergreen Alabama Municipal Bond Fund, Evergreen Connecticut Municipal Bond Fund, Evergreen Georgia Municipal Bond Fund, Evergreen Maryland Municipal Bond Fund, Evergreen New Jersey Municipal Bond Fund, Evergreen New York Municipal Bond Fund, Evergreen South Carolina Municipal Bond Fund, and Evergreen Virginia Municipal Bond Fund (each a “Target Fund”), each a series of the Trust, into Evergreen Municipal Bond Fund (“Municipal Bond Fund”), also a series of the Trust (each a “Merger” and collectively the “Mergers”).

          The comments and responses apply separately to the prospectus/proxy statements to be sent to shareholders of the various Target Funds.

Comment:	Please disclose the maximum amount of assets, if any, that Municipal Bond Fund may invest in inverse floaters.

Response:

The requested change will be made. The following disclosure will be added to the prospectus/proxy statement in the section entitled “How do the Funds’ investment goals, principal investment strategies, and risks compare?”:

“Although not a principal investment strategy, [Municipal Bond Fund] does not currently intend to invest more than 10% of its assets in inverse floaters, which are derivative securities that typically earn interest at short-term rates that vary inversely to changes in short-term market interest rates.”

Comment:	Please describe more specifically the amount of exposure each fund normally has to derivative instruments.

Response:

The following disclosure will be added to the section entitled “How do the Funds’ investment goals, principal investment strategies, and risks compare?” of the prospectus/proxy statements to be sent to

Mr. James O’Connor	January 16, 2008
Ms. Sheila Stout

shareholders of the Connecticut Municipal Bond Fund, New Jersey Municipal Bond Fund, and New York Municipal Bond Fund:

“Although there is no limit on the Funds' use of derivative instruments, during the previous calendar year each Fund’s use of derivative instruments generally consisted of investments in inverse floaters, generally amounting to approximately 5% or less of each Fund’s net assets.”

The following disclosure will be added to the section entitled “How do the Funds’ investment goals, principal investment strategies, and risks compare?” of the prospectus/proxy statements to be sent to shareholders of the Alabama Municipal Bond Fund, Georgia Municipal Bond Fund, Maryland Municipal Bond Fund, South Carolina Municipal Bond Fund, and Virginia Municipal Bond Fund:

“Although there is no limit on the Funds' use of derivative instruments, during the previous calendar year each Fund’s use of derivative instruments generally consisted of investments in inverse floaters, generally amounting to approximately 5% or less of each Fund’s net assets. Additionally, [Target Fund] entered into futures contracts; that Fund’s exposure to futures contracts (the notional value) generally did not exceed 5% of the Fund’s net assets during the previous calendar year.”

Comment:

In several locations, the prospectus/proxy statement includes statements to the effect that distributions of income from Municipal Bond Fund are subject to applicable state and local taxes. Please contrast this tax treatment against the tax treatment generally of distributions of interest income from the Target Fund and increase the prominence of those statements.

Response:	The following disclosure will be added to the shareholder letter:

“Unlike [the Target Fund], Municipal Bond Fund does not have a policy to invest a minimum percentage of its assets in municipal securities the interest from which is generally exempt from income tax in the State of [Target Fund’s state].[1] As a result, income from an investment in Municipal Bond Fund will generally be subject to applicable state and local taxes. By contrast, [Target Fund] seeks current income exempt from [Target Fund’s state] state income tax. The tax-equivalent yield (taking into account the effect of federal income tax and income tax in the State of [Target Fund’s state] state]) of Municipal Bond Fund after the Merger may be lower than the tax-equivalent yield [the Target Fund] may have achieved in the absence of the Merger.”

The following disclosure will be added to the section of each prospectus/proxy statement that compares the Target Fund’s and the Municipal Bond Fund’s investment goals, principal investment strategies and risks:

“Unlike [Target Fund], which seeks current income exempt from [Target Fund’s state] state income tax, Municipal Bond Fund invests more broadly and does not have a policy to invest a minimum percentage of its assets in municipal securities, the interest from which is generally exempt from income tax in the State of [Target Fund’s state].[2] As a result, income from an investment in Municipal Bond Fund will generally be subject to applicable state and local income taxes. By contrast, [Target Fund] seeks current income exempt from [Target Fund’s state] state income tax. The tax-equivalent yield (taking into account the effect of fedeeral income tax and income tax in the State of [Target Fund’s state]) of Municipal Bond Fund after the Merger may be lower than the tax-equivalent yield [the Target Fund] may have achieved in the absence of the Merger.”

1 Please note that the prospectus/proxy statement related to the merger involving New York Municipal Bond Fund will include disclosure stating that New York Municipal Bond Fund has a policy to invest a minimum percentage of its assets in municipal securities the interest from which is generally exempt from incomes taxes in New York City and the City of Yonkers.

2 See footnote 1 above.

2

Mr. James O’Connor	January 16, 2008
Ms. Sheila Stout

Comment:

Please feature more prominently disclosure to the effect that in connection with the Merger, a substantial portion of the securities held by the Target Fund is expected to be disposed of both before and after the Merger and that such transactions could result in additional portfolio transaction costs to both the Target Fund and the Municipal Bond Fund and increased taxable distributions to shareholders of both the Target Fund and the Municipal Bond Fund. Please include in the summary section of each prospectus/proxy statement and in the appropriate location of the notes to the pro forma financial statements disclosure regarding the unrealized gain position of the Target Fund and the Evergreen Municipal Bond Fund and the capital loss carryforward position of the Target Fund and the Evergreen Municipal Bond Fund.

Response:

The following disclosure is now included in the following section: “What are the key features of the Merger?” and as bold text in the following section: “How do the Funds’ investment goals, principal strategies and risks compare?”:

“In connection with the Merger, a substantial portion of the securities held by [the Target Fund] is expected to be disposed of both before and after the Merger. This could result in additional portfolio transaction costs to both Funds and increased taxable distributions to shareholders of both Funds.”

Additionally, the following disclosure was also added to the section entitled “What will be the primary federal income tax consequences of the Merger?”:

“In connection with the Merger, a substantial portion of the securities held by [the Target Fund] is expected to be disposed of both before and after the Merger. This could result in additional portfolio transaction costs to both Funds and increased taxable distributions to shareholders of both Funds. The actual tax impact of such sales will depend on the difference between the price at which such portfolio assets are sold and [the Target Fund’s] basis in such assets and whether the sales occur before or after the Merger. Any net capital gains recognized in any such sales that occur prior to the Merger will be distributed to [the Target Fund’s] shareholders as capital gain dividends (to the extent of net realized long-term capital gains) and/or ordinary dividends (to the extent of net realized short-term capital gains) during or with respect to year of sale, and such distributions will be taxable to shareholders. As of October 31, 2007, [the Target Fund’s] unrealized gains equaled approximately [     ]% of its net assets, or $[     ] per share.

In addition, since the shareholders of [the Target Fund] will receive shares of Municipal Bond Fund, they will be allocated a proportionate share of any “built-in” (unrealized) gains in Municipal Bond Fund’s assets, as well as any taxable gains realized by Municipal Bond Fund but not distributed to its shareholders prior to the Merger, when such gains are eventually distributed by Municipal Bond Fund. As of October 31, 2007, Municipal Bond Fund’s net built-in (unrealized) gains equaled approximately 2% of its net assets, or $0.16 per share.

Prior to the closing of the Merger, [the Target Fund] will, and Municipal Bond Fund may, declare a distribution to shareholders, which, together with all previous distributions, will have the effect of distributing to shareholders all of its investment company taxable income (computed without regard to the deduction for dividends paid) and net capital gains, including those realized on disposition of portfolio securities in connection with the Merger (after reduction by any available capital loss carryforwards), if any, through the closing of the Merger.

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Mr. James O’Connor	January 16, 2008
Ms. Sheila Stout

Such distributions will be taxable to shareholders to the extent such distributions are not exempt interest dividends.

Municipal Bond Fund’s ability to carry forward and use pre-Merger capital losses of either Fund may be limited. Under Code Section 384, for the five years beginning on the closing date of the Merger, Municipal Bond Fund will not be allowed to offset capital gains built in to either Fund at the time of the Merger with capital losses built in to the other Fund. In addition, the loss limitation rule of Sections 382 and 383 of the Code will technically apply. Based on financial data as of October 31, 2007, the limitation amount exceeds the loss carryforwards for each Fund, and so the rule is likely to have no significant effect. Under Code Section 381, for the taxable year of the Merger, only that percentage of Municipal Bond Fund’s capital gain net income for such taxable year (excluding capital loss carryforwards) equal to the percentage of its year that remains following the Merger can be reduced by [the Target Fund’s] capital loss carryforwards (as otherwise limited under Code Sections 382 through 384). As of October 31, 2007, [the Target Fund] and Municipal Bond Fund had capital loss carryforwards of approximately $[     ] (__% of the Fund’s net assets) and $29 million (2.3% of the Fund’s net assets), respectively. If the Merger had occurred on October 31, 2007, without giving effect to the other State Specific Municipal Bond Fund Mergers, the combined fund would have a total capital loss carryforward equal to approximately [     ]% of its net assets.”

If shareholders submit proxies in a number sufficient to approve the Plan, then, during the period thereafter but prior to the Meeting and the closing of the Merger, the [Target Fund’s] portfolio management team may choose to meet any demands for cash in the [Target Fund] by selling securities that will not likely be desirable investments for the Municipal Bond Fund after the closing. As a result, it is possible that, during that period, less than 80% of the Fund’s assets may be invested in municipal securities exempt from [Target Fund’s state] state income tax, likely resulting in an increased amount of distributions to shareholders that will be subject to state income tax.”

The following disclosure will be added as a footnote to the Pro Forma Combining Financial Statements:

“In connection with the Reorganizations, a substantial amount of the securities held by each target fund is expected to be disposed of both before and after the Reorganizations. This could result in additional portfolio transaction costs to each target fund and Municipal Bond Fund and increased taxable distributions to shareholders of each target fund and Municipal Bond Fund.”

The following disclosure will be added to the Notes to the Pro Forma Combining Financial Statements (Unaudited) May 31, 2007:

“As of October 31, 2007, the following capital loss carryforwards existed by Fund:

	(In millions)	Last year of expiration	Percent of net assets

Municipal Bond Fund	$29.0	2010	2.3%
Connecticut Fund	1.4	2013	2.2%
Maryland Fund	1.6	2014	2.5%
New Jersey Fund	6.5	2013	2.9%

The utilization of Municipal Bond Fund’s capital loss carryforward following the Reorganizations should not be subject to limitation. The utilization of Connecticut Fund’s, Maryland Fund’s and New Jersey Fund’s capital loss carryforwards following the Reorganizations will be subject to various limitations prescribed by the Internal Revenue Code, which cannot be calculated precisely at this time. As of October 31, 2007, on a proforma basis, the limitations would be approximately as follows:

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Mr. James O’Connor	January 16, 2008
Ms. Sheila Stout

1) For Municipal Bond Fund’s taxable years ending after the date of the Reorganizations, the capital loss carryforwards may be used only to offset gains attributable to post-merger appreciation of the combined assets and the pre-merger appreciation attributable to the respective fund. This limitation expires five years after the date of the merger.

2) For Municipal Bond Fund’s taxable year that includes the date of the Reorganizations, utilization of capital loss carryforwards would be limited to Municipal Bond Fund’s net capital gain for the year multiplied by a fraction, the numerator of which is the days in the taxable year following the merger and the denominator of which is 365.

The forgoing limitations must be applied independently, and the lowest of the calculated limitations will apply in any year.”

Comment:	In addition to the yield and tax-equivalent yield information provided, please provide yield and tax-equivalent yield information for the one-year period ended December 31, 2007.

Response:	The requested change will be made.

Comment:

Please disclose in a footnote to the Annual Fund Operating Expenses table that the Board of Trustees may increase the 12b-1 fee applicable to Class A shareholders of each Target Fund and the Acquiring Fund to 0.75% of a fund’s average daily net assets without shareholder approval.

Response:	The following footnote will be added to each Annual Fund Operating Expenses table in each prospectus/proxy statement:

“By the terms of the Fund’s Rule 12b-1 Plan, the Board of Trustees may, without shareholder approval, increase this fee up to the maximum amount allowed under the Plan, 0.75%. The Board of Trustees has no intention to do so.”

Comment:

Please modify the Average Annual Total Return tables of the Target Funds and the Municipal Bond Fund so that each table discloses after-tax average annual total returns for the same share class of each fund or explain supplementally why such a comparison cannot be made. If such a comparison cannot be made, please modify each Average Annual Total Return table to more clearly explain the comparison being made.

Response:

On April 16, 2001, the Securities and Exchange Commission began to require after-tax performance information for an investment company’s oldest share class in an investment company’s registration statement. The Evergreen funds’ database and software that calculates after-tax performance was not designed to compute after-tax performance for share classes other than the oldest share class of each fund. Additionally, the Evergreen funds may not have sufficient data to determine promptly and with precision the exact tax character of each distribution for the entire ten-year period required to be shown in the average annual total return table. Accordingly, the requested information cannot be provided at this time. The prospectus/proxy statement will be revised to disclose that the after-tax performance shown is for each fund’s oldest share class (or one of its oldest share classes).

Comment:

With respect to any Target Fund that has a policy to invest 80% or more of its assets in municipal securities the interest from which is exempt from a local income tax, please restate the tax-equivalent yield data so that the effect of the highest applicable local income tax is reflected.

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Mr. James O’Connor	January 16, 2008
Ms. Sheila Stout

Response:

The requested change will be made. Please note the New York Municipal Bond Fund is the only Target Fund with a policy to invest 80% or more of its assets in municipal securities the interest from which is exempt from a local income tax.

Comment:	Please include a footnote to the Annual Fund Operating Expenses table indicating that the Target Fund’s investment advisor or one of its affiliates will bear the expenses of each Merger.

Response:	The requested change will be made. The following disclosure will be added to the above-referenced table:

“Evergreen Investment Management Company, LLC or one of its affiliates will bear the expenses of each Merger.”

Comment:

The annual report for the Alabama Municipal Bond Fund dated August 31, 2007 (the “Alabama Municipal Bond Fund Annual Report”), indicates that the investment advisor had both contractually and voluntarily waived a portion of its fees during the fiscal year ended August 31, 2007. If the contractual waiver is still in effect, please include disclosure regarding the contractual fee waiver in the expense table of the prospectus/proxy statement relating to the proposed Merger of Evergreen Alabama Municipal Bond Fund into Municipal Bond Fund (the “Alabama Municipal Bond Fund Prospectus/Proxy Statement”).

Response:	The contractual fee waiver referenced in the Alabama Municipal Bond Fund Annual Report has expired.

Comment:	The Annual Fund Operating Expenses table in the Alabama Municipal Bond Fund Prospectus/Proxy Statement includes two footnotes numbered “nine.” Please correct the footnote numbers.

Response:	The requested change will be made.

Comment:

Please clarify the following statement in Note 1 of the Pro Forma Financial Statements: “[i]t is not anticipated that the securities of the combined portfolio will be sold in significant amounts in order to comply with the policies and investment practices of Municipal Bond Fund,” with a statement that discloses whether a substantial amount of the securities held by each Target Fund is expected to be disposed of in connection with each Merger for any reason.

Response:	The above-referenced sentence in the first footnote to the Pro Forma Financial Statements will be replaced with the following:

“[i]n connection with the Reorganizations, a substantial amount of the securities held by each target fund is expected to be disposed of both before and after the Reorganizations. This could result in additional portfolio trading costs to each target fund and Municipal Bond Fund and increased taxable distributions to shareholders of each target fund and Municipal Bond Fund.”

Comment:	Please confirm that no Target Fund pays its investment advisor an advisory fee that is based on the Target Fund’s gross dividend and interest income.

Response:	Confirmed.

Comment:

In the introductory paragraph to the first table in the section entitled “Pro Forma Capitalization,” please add disclosure to clarify that the data provided in the table shows the pro forma capitalization of the combined fund after giving effect only to the Merger of the Target Fund into Municipal Bond

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Mr. James O’Connor	January 16, 2008
Ms. Sheila Stout

Fund, without taking into account the consummation of any other proposed merger. Please also note that Municipal Bond Fund will be the accounting survivor if only the merger of the Target Fund into Municipal Bond Fund occurs.

Response:	The following disclosure will be added to the introductory paragraph immediately preceding the first table in the Pro Forma Capitalization section:

“The table assumes that only the Merger occurs, and does not take into account the consummation of any other proposed State Specific Municipal Bond Fund Merger. Municipal Bond Fund will be the accounting survivor following the Merger, regardless of whether any other State Specific Municipal Bond Fund Merger is consummated.”

Comment:

In the introductory paragraph to the second table in the section entitled “Pro Forma Capitalization,” please add disclosure to clarify that the data in the first column sets forth the pro forma capitalization of the Target Fund prior to giving effect to the proposed Merger.

Response:	The following disclosure will be added to the paragraph preceding the second table in the “Pro Forma Capitalization” section:

“The first column in the following table sets forth the pro forma capitalization of the [Target Fund] prior to giving effect to each of the proposed Mergers.”

At your request, we make the following representations to you:

(i)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii)	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

          We filed on January 10, 2008 an amendment to the Trust’s Registration Statement on Form N-14 to delay the effective date of the Registration Statement until January 30, 2008, or such other date as the Commission shall declare it effective.

          Please feel free to call me at 617-210-3676 with questions or comments. Thank you.

Sincerely,

/s/ Catherine F. Kennedy

Catherine F. Kennedy, Esq.
Legal Department
Evergreen Investments

7

Mr. James O’Connor		January 16, 2008
Ms. Sheila Stout

cc:	Timothy Diggins, Esq.
Ropes & Gray LLP

Jeremy C. Smith, Esq.
Ropes & Gray LLP

S. Matthew Gaarder-Wang, Esq.
Ropes & Gray LLP

8

EVERGREEN ALABAMA MUNICIPAL BOND FUND
200 Berkeley Street
Boston, MA 02116-5034

January 17, 2008

Dear Shareholder,

                   You are invited to vote on a proposal to merge Evergreen Alabama Municipal Bond Fund (“Alabama Municipal Bond Fund”) into Evergreen Municipal Bond Fund (“Municipal Bond Fund”), another mutual fund within the Evergreen family of funds (the “Merger”).

                   The Board of Trustees of Evergreen Municipal Trust has unanimously approved the Merger and recommends that you vote FOR this proposal. The Merger is expected to provide Alabama Municipal Bond Fund investors a continuing investment in an Evergreen fund that provides income exempt from federal income tax, other than the alternative minimum tax. Unlike Alabama Municipal Bond Fund, Municipal Bond Fund does not have a policy to invest a minimum percentage of its assets in municipal securities, the interest from which is generally exempt from income tax in the State of Alabama. As a result, income from an investment in Municipal Bond Fund will generally be subject to applicable state and local income taxes. By contrast, Alabama Municipal Bond Fund seeks current income exempt from Alabama state income tax. The tax-equivalent yield (taking into account the effect of federal income tax and income tax in the State of Alabama) of Municipal Bond Fund after the Merger may be lower than the tax-equivalent yield Alabama Municipal Bond Fund may have achieved in the absence of the Merger.

          If approved by shareholders, this is how the Merger will work:

•	Alabama Municipal Bond Fund will transfer all of its assets and all of its liabilities to Municipal Bond Fund.

•

Municipal Bond Fund will issue new shares that will be distributed to you in an amount equal to the value of your Alabama Municipal Bond Fund shares. You will receive the same class of shares of Municipal Bond Fund that you currently hold of Alabama Municipal Bond Fund. Although the number of shares you hold may change, the total value of your investment will not change as a result of the Merger.

•	You will not incur any sales charges or similar transaction charges as a result of the Merger.

•	It is expected that the Merger will be a non-taxable event for shareholders for federal income tax purposes.

                  Details about Municipal Bond Fund’s investment goals, portfolio management team, past performance, principal risks, fees, and expenses, along with additional information about the proposed Merger, are contained in the attached prospectus/proxy statement. Please read it carefully.

                  A special meeting of Alabama Municipal Bond Fund’s shareholders will be held on March 20, 2008. Although you are welcome to attend the meeting in person, you do not need to do so in order to vote your shares. If you do not expect to attend the meeting, please complete, date, sign and return the enclosed proxy card in the postage-paid envelope provided. You may also vote by telephone or the internet by following the voting instructions as outlined at the end of this prospectus/proxy statement.

                  If Alabama Municipal Bond Fund does not receive your vote after several weeks, you may receive a telephone call from The Altman Group requesting your vote. The Altman Group has been retained to act as our proxy solicitor and will receive approximately $1,500 as compensation for seeking shareholder votes and answering shareholder questions. That cost and any other expenses of the Merger will be paid by Evergreen Investment Management Company, LLC, the investment advisor for Alabama Municipal Bond Fund and Municipal Bond Fund, or one of its affiliates. If you have any questions about the Merger or the proxy card, please call The Altman Group at (800) 821-8781 (toll-free).

                  Remember, your vote is important to us, no matter how many shares you own. Please take this opportunity to vote. Thank you for taking this matter seriously and participating in this important process.

Sincerely,

Dennis H. Ferro
President and Chief Executive Officer
Evergreen Investment Management Company, LLC

EVERGREEN ALABAMA MUNICIPAL BOND FUND

200 Berkeley Street

Boston, Massachusetts 02116-5034

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 20, 2008

         A Special Meeting (the “Meeting”) of Shareholders of Evergreen Alabama Municipal Bond Fund (“Alabama Municipal Bond Fund”), a series of Evergreen Municipal Trust, will be held at the offices of Evergreen Investments, 26th Floor, 200 Berkeley Street, Boston, Massachusetts 02116-5034 on March 20, 2008, at 10:00 a.m., Eastern time, for the following purposes:

1.

To consider and act upon the Agreement and Plan of Reorganization (the “Plan”) dated as of December 21, 2007, providing for the acquisition of all of the assets of Alabama Municipal Bond Fund by Evergreen Municipal Bond Fund (“Municipal Bond Fund”), a series of Evergreen Municipal Trust, in exchange for shares of Municipal Bond Fund and the assumption by Municipal Bond Fund of all of the liabilities of Alabama Municipal Bond Fund. The Plan also provides for distribution of those shares of Municipal Bond Fund to shareholders of Alabama Municipal Bond Fund in liquidation and subsequent termination of Alabama Municipal Bond Fund. A vote in favor of the Plan is a vote in favor of the liquidation and dissolution of Alabama Municipal Bond Fund.

2.	To transact any other business which may properly come before the Meeting or any adjournment(s) thereof.

          Any adjournment(s) of the Meeting will be held at the above address. On behalf of Alabama Municipal Bond Fund, the Board of Trustees of Evergreen Municipal Trust has fixed the close of business on December 31, 2007 as the record date (the “Record Date”). Only shareholders of record as of the close of business on the Record Date will be entitled to notice of, and to vote at, the Meeting or any adjournment(s) thereof.

          IT IS IMPORTANT THAT PROXY CARDS BE RETURNED PROMPTLY. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND IN PERSON ARE URGED TO SIGN WITHOUT DELAY AND RETURN THEIR ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE, OR TO VOTE USING ONE OF THE OTHER METHODS DESCRIBED AT THE END OF THE PROSPECTUS/PROXY STATEMENT SO THAT YOUR SHARES MAY BE REPRESENTED AT THE MEETING. YOUR PROMPT ATTENTION TO THE ENCLOSED PROXY CARD WILL HELP TO AVOID THE EXPENSE OF FURTHER SOLICITATION.

By order of the Board of Trustees of Evergreen Municipal Trust,

Michael H. Koonce
Secretary

January 17, 2008

PROSPECTUS/PROXY STATEMENT DATED JANUARY 17, 2008

INFORMATION RELATING TO THE PROPOSED MERGER
of
EVERGREEN ALABAMA MUNICIPAL BOND FUND
a series of Evergreen Municipal Trust

into
EVERGREEN MUNICIPAL BOND FUND
also a series of Evergreen Municipal Trust

          This prospectus/proxy statement contains information you should know before voting on the proposed merger (the “Merger”) of Evergreen Alabama Municipal Bond Fund (“Alabama Municipal Bond Fund”) into Evergreen Municipal Bond Fund (“Municipal Bond Fund,” and together with Alabama Municipal Bond Fund, the “Funds”), each of which is a series of a registered open-end management investment company. If approved, the Merger will result in your receiving shares of Municipal Bond Fund in exchange for your shares of Alabama Municipal Bond Fund.

          Please read this prospectus/proxy statement carefully and retain it for future reference. The following documents contain additional information concerning each Fund and/or the Merger and have been filed with the Securities and Exchange Commission (“SEC”).

MORE INFORMATION ABOUT THE FUNDS IS AVAILABLE

See:	How to get these documents:

Prospectus for Classes A, B, C, and I shares of Municipal Bond Fund, dated October 1, 2007, as supplemented, which accompanies this prospectus/proxy statement.

Prospectus for Classes A, B, C, and I shares of Alabama Municipal Bond Fund, dated January 1, 2008.

Statement of additional information for Municipal Bond Fund, dated October 1, 2007, as supplemented.

Statement of additional information for Alabama Municipal Bond Fund, dated January 1, 2008.

Annual reports for Alabama Municipal Bond Fund, dated August 31, 2007 (SEC accession no. 0001379491-07-000158) and for Municipal Bond Fund, dated May 31, 2007 (SEC accession no. 0001379491-07-000129).

Statement of additional information, dated January 17, 2008, which relates to this prospectus/proxy statement and the Merger (“Merger SAI”).

All of these documents are available to you free of charge if you:

•	Call 800.343.2898, or

•	Write the Funds at 200 Berkeley Street, Boston, Massachusetts 02116-5034.

Shareholders may also obtain many of these documents by accessing the Internet site for the Funds at

•	www.EvergreenInvestments.com.

Shareholders can also obtain any of these documents from the SEC in the following ways:

•	View online and download text-only versions of the Funds’ documents from the EDGAR database on the SEC’s Internet site at www.sec.gov.

•	Review and copy information about the Funds by visiting the Public Reference Room, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-2521.

•

Obtain copies, upon payment of a duplicating fee, by sending an e-mail request to publicinfo@sec.gov or by writing the Public Reference Room at the address above. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

To ask questions about this prospectus/proxy statement:

•	Call 1.800.821.8781, or

•	Write to the Funds at 200 Berkeley Street, Boston, Massachusetts 02116-5034.

Both Funds’ SEC file numbers are 811-08367 and 333-36033.

          Information relating to each Fund contained in its prospectus and the Merger SAI is incorporated by reference into this prospectus/proxy statement. This means that such information is legally considered to be part of this prospectus/proxy statement.

           The SEC has not approved or disapproved these securities or determined if this prospectus/proxy statement is truthful or complete. Any representation to the contrary is a criminal offense.

           THE SHARES OFFERED BY THIS PROSPECTUS/PROXY STATEMENT ARE NOT DEPOSITS OF A BANK, AND ARE NOT INSURED, ENDORSED OR GUARANTEED BY THE FDIC OR ANY GOVERNMENT AGENCY AND INVOLVE INVESTMENT RISK, INCLUDING POSSIBLE LOSS OF YOUR ORIGINAL INVESTMENT.

           The address of both Funds is 200 Berkeley Street, Boston, Massachusetts 02116-5034 (Telephone: 800.343.2898).

2

SUMMARY OF THE MERGER

          This section summarizes the primary features and consequences of the Merger. This summary is qualified in its entirety by reference to the information contained elsewhere in this prospectus/proxy statement, the Merger SAI, in each Fund’s prospectus, the financial statements contained in the annual and semi-annual reports, and in each Fund’s statement of additional information, and in the Agreement and Plan of Reorganization (the “Plan”).

What are the key features of the Merger?

The Plan sets forth the key features of the Merger and generally provides for the following:

•	the transfer of all of the assets of Alabama Municipal Bond Fund to Municipal Bond Fund in exchange for shares of Municipal Bond Fund;

•	the assumption by Municipal Bond Fund of all of the liabilities of Alabama Municipal Bond Fund;

•

the liquidation of Alabama Municipal Bond Fund by distributing the shares of Municipal Bond Fund to Alabama Municipal Bond Fund’s shareholders in exchange for their shares in Alabama Municipal Bond Fund; and

•	the assumption of the costs of the Merger by Evergreen Investment Management Company, LLC or one of its affiliates.

          The Merger is scheduled to take place on or about April 11, 2008. For a more complete description of the Merger, see the Plan, attached as Exhibit A to this prospectus/proxy statement.

          In connection with the Merger, a substantial portion of the securities held by Alabama Municipal Bond Fund is expected to be disposed of both before and after the Merger. This could result in additional portfolio transaction costs to both Funds and increased taxable distributions to shareholders of both Funds.

           A separate prospectus/proxy statement is concurrently being sent to shareholders of Evergreen Connecticut Municipal Bond Fund (“Connecticut Municipal Bond Fund”), Evergreen Georgia Municipal Bond Fund (“Georgia Municipal Bond Fund”), Evergreen Maryland Municipal Bond Fund (“Maryland Municipal Bond Fund”), Evergreen New Jersey Municipal Bond Fund (“New Jersey Municipal Bond Fund”), Evergreen New York Municipal Bond Fund (“New York Municipal Bond Fund”), Evergreen South Carolina Municipal Bond Fund (“South Carolina Municipal Bond Fund”), and Evergreen Virginia Municipal Bond Fund (“Virginia Municipal Bond Fund”) (collectively with Alabama Municipal Bond Fund, the “State Specific Municipal Bond Funds”) requesting their approval of similar proposals to merge each fund with Municipal Bond Fund effective on or about April 11, 2008 (collectively with the Merger, the “State Specific Municipal Bond Fund Mergers”). None of the proposed State Specific Municipal Bond Fund Mergers is contingent upon any of the other proposed State Specific Municipal Bond Fund Mergers, and it is possible that only some, or none, of the other State Specific Municipal Bond Fund Mergers will be effected.

After the Merger, what class of shares of Municipal Bond Fund will I own?

If you own this class of shares of Alabama Municipal Bond Fund:	You will get this class of shares of Municipal Bond Fund:

Class A	Class A
Class B	Class B
Class C	Class C
Class I	Class I

          The Municipal Bond Fund shares you receive as a result of the Merger will have the same total value as the total value of your Alabama Municipal Bond Fund shares as of the close of business on the day immediately prior to the Merger.

3

Does the Board of Trustees recommend that I vote in favor of approving the Plan?

          Yes. The Board of Trustees of Evergreen Municipal Trust, including all of the Trustees who are not “interested persons” of the Funds (the “Independent Trustees”), as that term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”), has unanimously concluded that the Merger would be in the best interests of each Fund, and that the interests of each Fund’s existing shareholders will not be diluted as a result of the Merger.

How do the Funds’ investment goals, principal investment strategies, and risks compare?

          Both Funds seek current income exempt from federal income tax, other than the alternative minimum tax, as part of a long-term strategy of achieving tax-advantaged total return. Unlike Alabama Municipal Bond Fund, which seeks current income exempt from Alabama state income tax, Municipal Bond Fund invests more broadly and does not have a policy to invest a minimum percentage of its assets in municipal securities, the interest from which is generally exempt from income tax in the State of Alabama. As a result, income from an investment in Municipal Bond Fund will generally be subject to applicable state and local income taxes. By contrast, Alabama Municipal Bond Fund seeks current income exempt from Alabama state income tax. The tax-equivalent yield (taking into account the effect of federal income tax and income tax in the State of Alabama) of Municipal Bond Fund after the Merger may be lower than the tax-equivalent yield Alabama Municipal Bond Fund may have achieved in the absence of the Merger. A fund that concentrates its investments in a single state or location may be especially vulnerable to any local political and economic developments, natural disasters or other factors affecting the state or location in which it invests. The following section provides a comparison between the Funds with respect to their investment goals, principal investment strategies and risks as set forth in each Fund’s prospectus and statement of additional information.

          As you will see below, the investment policies of the two Funds are similar, except to the extent that Alabama Municipal Bond Fund focuses its investments on Alabama municipal securities. Municipal Bond Fund’s investment policies contemplate that the Fund’s portfolio manager will attempt to maintain a dollar-weighted average maturity of ten to twenty years; Alabama Municipal Bond Fund’s investment policies contemplate that the Fund’s portfolio manager may purchase municipal securities of any maturity or duration, but generally the portfolio’s dollar-weighted average maturity ranges from five to twenty years. Additionally, Alabama Municipal Bond Fund’s investment policies contemplate that the Fund expects to maintain an effective duration of four to eight years. As of December 31, 2007, the dollar-weighted average durations of Alabama Municipal Bond Fund and Municipal Bond Fund were 6.24 years and 6.09 years, respectively. Municipal Bond Fund also specifically reserves the right to invest a portion of its assets in so-called “inverse floater” investments, as described below. Although not a principal investment strategy, Alabama Municipal Bond Fund may invest up to 5% of its assets in inverse floaters. Municipal Bond Fund does not currently intend to invest more than 10% of its assets in inverse floaters.

	Alabama Municipal Bond Fund		Municipal Bond Fund

INVESTMENT GOAL

The Fund seeks current income exempt from federal income tax, other than the alternative minimum tax, and Alabama state income tax as part of a long-term strategy of achieving tax-advantaged total return.

The Fund seeks current income exempt from federal income taxes, other than the alternative minimum tax, as part of a long-term strategy of achieving tax-advantaged total return.

PRINCIPAL INVESTMENT STRATEGIES AND OTHER INFORMATION	•

The Fund is a non-diversified fund that normally invests at least 80% of its assets in municipal securities that are exempt from federal income tax, other than the alternative minimum tax, and from income taxes in the State of Alabama.

			•	The Fund normally invests at least 80% of its assets in municipal securities, the interest from which is exempt from federal income taxes, other than the alternative minimum tax.

•

The Fund normally invests at least 80% of its assets in investment grade bonds, which are securities rated BBB/Baa or above by any nationally recognized statistical ratings organization or, if unrated, determined to be of comparable quality by the Fund’s portfolio manager. For purposes of this test, an investment in a municipal money market fund will be considered the equivalent of an investment grade bond investment.

•

The Fund will invest at least 80% of its assets in investment grade municipal securities, which are bonds rated within the four highest rating categories by a nationally recognized statistical ratings organization, or unrated securities determined to be of comparable quality by the portfolio manager.

	•	The Fund may invest up to 20% of its assets in bonds rated below investment grade, but the Fund will not invest in bonds that are rated below B.	•	The Fund may invest up to 20% of its assets in below investment grade bonds (sometimes referred to as “junk bonds”), but will not invest in bonds rated below B.

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•	The Fund may also invest up to 20% of its assets in high-quality short-term obligations, which may include taxable securities.	•

The Fund may also, under normal conditions, invest up to 20% of its assets in taxable securities. The Fund may, however, invest up to 100% of its assets in such securities for temporary defensive purposes.

•

The portfolio manager selects investments after assessing factors such as trends in interest rates, creditworthiness, the supply of appropriate municipal bonds, and portfolio diversification. Although the Fund is “non-diversified” for regulatory purposes, the portfolio manager seeks to incorporate as much diversification among issuers of municipal bonds and industry sectors as market supply allows.

•

In purchasing securities, the portfolio manager analyzes credit quality and comparative pricing valuation of the securities as well as the impact of the purchase on the Fund’s yield and dollar- weighted average maturity.

•

The Fund may purchase municipal securities of any maturity or duration, but generally the portfolio’s dollar-weighted average maturity ranges from 5 to 20 years. The portfolio manager selects municipal bonds that pay attractive yields relative to what he believes are bonds of similar credit quality and interest rate sensitivity.

		•	The portfolio manager attempts to maintain a dollar-weighted average maturity of ten to twenty years.

•	The Fund expects to maintain an effective duration of four to eight years.

•

Although not a principal investment strategy, the Fund may invest up to 5% of its assets in inverse floaters, which are derivative securities that typically earn interest at short-term rates that vary inversely to changes in short-term market interest rates.

•

Although not a principal investment strategy, the Fund does not currently intend to invest more than 10% of its assets in inverse floaters, which are derivative securities that typically earn interest at short-term rates that vary inversely to changes in short-term market interest rates.

          Each Fund may, but will not necessarily, use a variety of derivative instruments, such as futures contracts, options and swaps, including, for example, index futures, Treasury futures, Eurodollar futures, interest rate swap agreements, credit default swaps, and total return swaps. The Funds typically use derivatives as a substitute for taking a position in the underlying asset or basket of assets and/or as part of a strategy designed to reduce exposure to other risks, such as interest rate risk. Derivatives are financial contracts whose values depend on, or are derived from, the value of one or more underlying assets, reference rates or indexes. The various derivative instruments that the Funds may use may change from time to time as new derivative products become available to the Funds.

          Although there is no limit on the Funds’ use of derivative instruments, during the previous calendar year each Fund’s use of derivative instruments generally consisted of investments in inverse floaters, generally amounting to approximately 5% or less of each Fund’s net assets. Additionally, Alabama Municipal Bond Fund entered into futures contracts; that Fund’s exposure to futures contracts (the notional value) generally did not exceed 5% of the Fund’s net assets during the previous calendar year.

          For purposes of determining compliance by each Fund with its investment policies and limitations (including any required investment by the Fund in a particular type of security), the Funds may consider an investment in a derivative instrument to constitute an investment in a security if, in the judgment of the portfolio manager, the derivative instrument provides investment exposure comparable to that of the security. For example, the Funds may consider a futures contract or swap transaction to constitute a particular fixed-income security for these purposes.

          Security ratings are determined at the time of investment and are based on ratings received by nationally recognized statistical ratings organizations or, if a security is not rated, it will be deemed to have the same rating as a security determined to be of comparable quality by the Fund’s portfolio manager. If a security is rated by more than one nationally recognized statistical ratings organization, the highest rating is used. Each Fund may retain any security whose rating has been downgraded after purchase if the Fund’s portfolio manager considers the retention advisable.

5

          Each Fund typically relies on a combination of the following strategies with respect to determining when to sell a portfolio investment: i) when the portfolio manager believes the issuer’s investment fundamentals are beginning to deteriorate; ii) to take advantage of other yield opportunities; iii) when the investment no longer appears to meet the Fund’s investment goal; iv) when the Fund must meet redemptions; or v) for other investment reasons which the portfolio manager deems appropriate.

          Distributions of capital gains and other taxable income by either Fund will be subject to applicable federal, state and local income taxes. Distributions of taxable income and gains arising from the Fund’s use of derivatives will be subject to applicable federal, state, and local income taxes. Shareholders should consult with their tax advisors when determining the taxable nature of any Fund distributions for federal, state or local tax purposes. An investment in a Fund may also result in liability for federal alternative minimum tax, both for individual and corporate shareholders. For example, while the interest from qualified private activity bonds is generally not subject to federal income tax, many types of private activity bond interest must be included in taxable income for federal alternative minimum tax purposes.

           In connection with the Merger, a substantial portion of the securities held by Alabama Municipal Bond Fund is expected to be disposed of both before and after the Merger. This could result in additional portfolio transaction costs to both Funds and increased taxable distributions to shareholders of both Funds.

          The following table compares the principal risks associated with an investment in the Funds.

Principal Risk	Summary Explanation	Alabama Municipal Bond Fund	Municipal Bond Fund

Non- Diversification Risk

An investment in a Fund that is non-diversified entails greater risk than an investment in a diversified fund. When a Fund is non- diversified, it may invest a greater percentage of assets in a single issuer or a limited number of issuers than may be invested in by a diversified fund.

✓

Concentration Risk

A Fund that concentrates its investments in a limited number of sectors, industries, states or countries will be more vulnerable to adverse financial, economic, political or other developments affecting those sectors, industries, states or countries than a fund that invests its assets more broadly, and the value of the Fund’s shares may be more volatile.

		✓	*

Municipal Securities Risk

There is generally less public information available for municipal securities compared to corporate equities or bonds, and the investment performance of a Fund holding municipal bonds may therefore be more dependent on the analytical abilities of the Fund’s advisor.

		✓	✓

Interest Rate Risk

When interest rates go up, the value of debt securities and other income-producing securities (e.g., preferred and common stock) tends to fall. If interest rates go down, interest earned by a Fund on its debt investments may also decline, which could cause the Fund to reduce the dividends it pays.

		✓	✓

Credit Risk

The value of your investment may decline if an issuer fails to pay an obligation on a timely basis. If an issuer defaults, or if the credit quality of an investment deteriorates or is perceived to deteriorate, the value of the investment could decline.

		✓	✓

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Below Investment Grade Bond Risk

Below investment grade bonds (commonly referred to as “high yield” or “junk” bonds) may be more vulnerable to financial setbacks and less certain to pay interest and principal than issuers of bonds offering lower yields.

		✓	✓

Legal Risk – Tax Treatment of Municipal Bonds

The U.S. Supreme Court has heard an appeal of a lower court decision generally invalidating a state’s ability to exempt the interest on bonds issued by the state and its political subdivisions from state income tax without similarly treating the interest on municipal bonds issued by other states and their respective political subdivisions. If the Supreme Court affirms the lower court’s decision, states and their political subdivisions currently providing this preferential tax treatment for their own municipal securities may decide to treat the interest on all municipal securities, including municipal securities held by the Funds, as taxable income at the state and local levels in response to the Court’s decision. That treatment may subject shareholders to increased state and local taxes and cause the value of municipal securities, including municipal securities held by the Funds, to be significantly and adversely affected.**

		✓	✓

Inverse Floater Risk

As short-term interest rates rise, inverse floaters produce less income and as short-term rates fall, inverse floaters produce more income. The prices and income of inverse floaters are generally more volatile than prices and income of bonds with similar maturities.

		***	✓

Derivatives Risk	The use of derivative instruments may involve risks different from, or greater than, the risks associated with investing directly in securities and other more traditional investments.	✓	✓

* Currently, Alabama Municipal Bond Fund is subject to Concentration Risk whereas Municipal Bond Fund is not. However, Municipal Bond Fund may have a greater than normal portion of its assets invested in the securities of issuers in Alabama for a period of time following the Merger. Therefore, if the Merger occurs, Municipal Bond Fund will be subject to Concentration Risk to the extent it retains a substantial amount of its assets in securities of issuers in Alabama. Additionally, if any of the other State Specific Municipal Bond Fund Mergers occur, Municipal Bond Fund will be subject to Concentration Risk to the extent it retains a substantial amount of its assets in securities of issuers in Connecticut, Georgia, Maryland, New Jersey, New York, South Carolina, or Virginia.

** Generally, shareholders are currently subject to applicable state and local income taxes on distributions from Municipal Bond Fund.

*** Inverse Floater Risk is a principal risk for Municipal Bond Fund whereas Inverse Floater Risk is not a principal risk for Alabama Municipal Bond Fund. However, Alabama Municipal Bond Fund may invest up to 5% of its assets in inverse floaters.

          For a description of each Fund’s risks and a more detailed comparison of these risks, see the section entitled “Risks” below.

          Each Fund has other investment policies, practices and restrictions which, together with their related risks, are also set forth in each Fund’s prospectus and statement of additional information.

7

How do the Funds’ performance records compare?

            The following tables show how each Fund has performed in the past. Past performance (before and after taxes) is not an indication of future results.

Year-by-Year Total Return (%)

            The tables below show the percentage gain or loss for Class B shares of Alabama Municipal Bond Fund and Municipal Bond Fund in each of the last ten calendar years. For Municipal Bond Fund, Class B shares are the oldest class of shares outstanding. The tables should give you a general idea of the risks of investing in each Fund by showing how each Fund’s return has varied from year-to-year. This table includes the effects of Fund expenses and reinvestment of all dividends and distributions, but not sales charges that may be applicable to Class B shares. Returns would be lower if sales charges were included. The returns of the Alabama Municipal Bond Fund shown for periods prior to March 18, 2005 do not reflect the Rule 12b-1 fees applicable to Class B shares. If these fees had been reflected, the returns shown would have been lower. Please see footnote 1 to the tables for more information.

Alabama Municipal Bond Fund

Year-by-Year Total Return for Class B Shares (%)(1)

	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007

15%
10%
5%	5.48%		9.12%		9.56%
0				4.67%		4.44%	2.31%	0.79%	2.97%
-5%		-1.61%								-0.96%
-10%

Best Quarter: 3rd Quarter 2002 4.45%(1)

Worst Quarter: 2nd Quarter 2004 -2.19%(1)

Municipal Bond Fund

Year-by-Year Total Return for Class B Shares (%)

	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007

15%
10%
5%			9.30%		8.44%
0	4.40%			3.03%		4.28%	4.13%	2.93%	4.20%	0.96%
-5%
-10%		-6.66%

Best Quarter: 3rd Quarter 2002 4.41%

Worst Quarter: 2nd Quarter 1999 -2.92%

8

          The following tables show each Fund’s average annual total returns by class over the past one-, five-, and ten-year periods and since inception, including applicable sales charges. The tables are provided as of December 31, 2007. The after-tax returns shown do not reflect the impact of state and local income taxes and are for each Fund’s oldest share class. After-tax returns for other classes will vary. This table is intended to provide you with some indication of the risks of investing in each Fund by comparing their performance with that of the Lehman Brothers Municipal Bond Index (LBMBI). The LBMBI is an unmanaged, broad market performance benchmark for the investment grade tax-exempt bond market. Performance information for an index does not include transaction costs associated with buying and selling securities, any mutual fund expenses or fees or any taxes. It is not possible to invest directly in an index.

Average Annual Total Return (for the period ended 12/31/2007)

Alabama Municipal Bond Fund(1)

	Inception Date of Class	1 year	5 year	10 year	Performance Since 1/1/1989

Class A	3/18/2005	-4.98%	1.31%	3.32%	4.36%
Class B	3/18/2005	-5.78%	1.54%	3.61%	4.52%
Class C	3/18/2005	-1.93%	1.89%	3.61%	4.52%
Class I	8/20/1999	0.03%	2.46%	3.90%	4.67%
Class I	8/20/1999	0.03%	2.39%	3.82%	N/A
(after taxes on distributions)(3)
Class I	8/20/1999	1.37%	2.61%	3.80%	N/A
(after taxes on distributions and sale of Fund shares)(3)
LBMBI		3.36%	4.30%	5.18%	6.70%

Municipal Bond Fund(2)

	Inception Date of Class	1 year	5 year	10 year	Performance Since 1/19/1978

Class A	1/20/1998	-3.15%	3.02%	3.67%	5.97%
Class B	1/19/1978	-3.93%	2.94%	3.42%	5.88%
Class B	1/19/1978	-3.93%	2.93%	3.32%	N/A
(after taxes on distributions) (3)
Class B	1/19/1978	-1.43%	2.99%	3.38%	N/A
(after taxes on distributions and sale of Fund shares)(3)
Class C	1/26/1998	-0.02%	3.29%	3.42%	5.88%
Class I	4/30/1999	1.97%	4.33%	4.32%	6.19%
LBMBI		3.36%	4.30%	5.18%	N/A

(1) Historical performance shown for Classes A, B and C prior to their inception is based on the performance of Class I. Historical performance for Class I prior to 3/21/2005 is based on the Fund’s predecessor fund, SouthTrust Alabama Tax-Free Income Fund. The historical returns for Classes A, B and C have not been adjusted to reflect the effect of each class’ 12b-1 fee. These fees are 0.30% for Class A and 1.00% for Classes B and C. Class I does not, and the Fund’s predecessor fund did not, pay a 12b-1 fee. If these fees had been reflected, returns for Classes A, B and C would have been lower. Prior to 8/20/1999, the returns for SouthTrust Alabama Tax-Free Income Fund are based on the SouthTrust fund’s predecessor common trust fund’s (CTF) performance adjusted for mutual fund expenses. The CTF was not registered under the 1940 Act and was not subject to certain investment restrictions imposed by such Act. If the CTF had been registered, its performance might have been adversely affected.

(2) Historical performance shown for Classes A, C and I prior to their inception is based on the performance of Class B, the original class offered. The historical returns for Classes A and I have not been adjusted to reflect the effect of each class’ 12b-1 fee. These fees are 0.30% for Class A and 1.00% for Classes B and C. Class I does not pay a 12b-1 fee. If these fees had been reflected, returns for Classes A and I would have been higher.

(3) The after-tax returns shown are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. After-tax returns on distributions and the sale of Fund shares assume a complete sale of Fund shares at the end of the measurement period, resulting in capital gains taxes or tax benefits when capital losses occur. Actual after-tax returns will depend on your individual tax situation and may differ from those shown. The after-tax returns shown are not relevant to you if you hold your Fund shares through tax-deferred arrangements, such as 401(k) plans or IRAs. For Alabama Municipal Bond Fund, due to the different tax treatment of CTFs, after-tax returns prior to 8/20/1999 cannot be calculated.

          Generally, the calculations of total return assume the reinvestment of all dividends and capital gain distributions on the reinvestment date.

           Yields and Tax-Equivalent Yields

          The following tables allow you to compare the yields and the tax-equivalent yields of Class A, B, C, and I shares of Alabama Municipal Bond Fund and Municipal Bond Fund for the one-month and one-year periods ended December 31, 2007. The tax-equivalent yield tables are intended to provide you with some indication of the effect of the different tax treatment of each Fund’s distributions of income and are calculated using a blended rate of the highest

9

individual federal and Alabama state marginal income tax rates. Both Funds seek current income exempt from federal income tax, other than the alternative minimum tax. Alabama Municipal Bond Fund also seeks current income exempt from Alabama state income tax. Income from an investment in Municipal Bond Fund will generally be subject to applicable state and local income taxes. The tax-equivalent yield tables do not reflect the effect of local income taxes.

Yields (one-month period ended December 31, 2007)

	Alabama Municipal Bond Fund	Municipal Bond Fund

Class A	3.53%	3.87%
Class B	2.93%	3.32%
Class C	2.93%	3.32%
Class I	3.94%	4.32%

Yields (one-year period ended December 31, 2007)

	Alabama Municipal Bond Fund	Municipal Bond Fund

Class A	3.69%	4.02%
Class B	2.92%	3.27%
Class C	2.92%	3.27%
Class I	3.95%	4.27%

          You may call 1-800-346-3858 toll free for more recent yield data.

Tax-Equivalent Yields (one-month period ended December 31, 2007)

	Alabama Municipal Bond Fund	Municipal Bond Fund

Class A	5.80%	6.05%
Class B	4.83%	5.19%
Class C	4.82%	5.19%
Class I	6.48%	6.75%

Tax-Equivalent Yields (one-year period ended December 31, 2007)

	Alabama Municipal Bond Fund	Municipal Bond Fund

Class A	6.08%	6.29%
Class B	4.81%	5.11%
Class C	4.81%	5.11%
Class I	6.50%	6.68%

How do the Funds’ sales charges and expenses compare? Will I be able to buy, sell and exchange shares the same way?

          The sales charges for the corresponding classes of each Fund are the same. Each Fund offers four classes of shares — Classes A, B, C and I, which are involved in the Merger. If the Merger is completed, you will receive shares of the same class you currently own. You will not pay any front-end or deferred sales charges in connection with the Merger. The procedures for buying, selling and exchanging shares of the Funds are identical. Class B shares of each

10

Fund will continue to automatically convert to Class A shares after eight years. For more information, see the sections entitled “Purchase and Redemption Procedures” and “Exchange Privileges.” For purposes of determining when Class B shares issued in the Merger to shareholders of Alabama Municipal Bond Fund will convert to Class A shares, the holding period of the shares of Municipal Bond Fund received by each shareholder of Alabama Municipal Bond Fund will include the period during which the shares of Alabama Municipal Bond Fund exchanged therefor were held by such shareholder.

          The following tables allow you to compare the sales charges of the Funds. The table entitled “Municipal Bond Fund Pro Forma” also shows you what the sales charges will be, assuming the Merger takes place.

          Shareholder Fees (fees paid directly from your investment)

Alabama Municipal Bond Fund

Shareholder Transaction Expenses	Class A	Class B	Class C	Class I
Maximum front-end sales charge (load) imposed on purchases (as a % of offering price)	4.75%(1)	None	None	None
Maximum deferred sales charge (as a % of either the redemption amount or initial investment whichever is lower)	None(1)	5.00%	1.00%	None

Municipal Bond Fund

Shareholder Transaction Expenses	Class A	Class B	Class C	Class I
Maximum front-end sales charge (load) imposed on purchases (as a % of offering price)	4.75%(1)	None	None	None
Maximum deferred sales charge (as a % of either the redemption amount or initial investment whichever is lower)	None(1)	5.00%	1.00%	None

Municipal Bond Fund Pro Forma

Shareholder Transaction Expenses	Class A	Class B	Class C	Class I
Maximum front-end sales charge (load) imposed on purchases (as a % of offering price)	4.75%(1)	None	None	None
Maximum deferred sales charge (as a % of either the redemption amount or initial investment whichever is lower)	None(1)	5.00%	1.00%	None

(1)	Investments of $1 million or more are not subject to a front-end sales charge, but will be subject to a deferred sales charge of 1.00% upon redemption within 18 months.

          The following tables allow you to compare the expenses of the Funds. A separate prospectus/proxy statement is concurrently being sent to shareholders of the State Specific Municipal Bond Funds requesting their approval of the respective State Specific Municipal Bond Fund Mergers. The table entitled “Municipal Bond Fund Pro Forma (assuming only the merger with Alabama Municipal Bond Fund had occurred)” shows an estimate of what Municipal Bond Fund’s expenses would have been for the twelve-month period ended May 31, 2007, assuming the Merger, but none of the other State Specific Municipal Bond Fund Mergers, had taken place. The table entitled “Municipal Bond Fund Pro Forma (assuming each merger with the State Specific Municipal Bond Funds had occurred)” shows an estimate of what Municipal Bond Fund’s expenses would have been for the twelve-month period ended May 31, 2007, assuming each of the proposed mergers with the State Specific Municipal Bond Funds, including Alabama Municipal Bond Fund, had taken place. None of the proposed State Specific Municipal Bond Fund Mergers is contingent upon any of the other proposed State Specific Municipal Bond Fund Mergers, and it is possible that only some, or none, of the other mergers will be effected. No possible combination of the Merger and any of the other proposed State Specific Municipal Bond Fund Mergers would result in higher Total Annual Fund Operating Expenses than those shown below under the table entitled “Municipal Bond Fund Pro Forma (assuming only the merger with Alabama Municipal Bond Fund had occurred)”.

11

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)(1)

          Alabama Municipal Bond Fund (based on the fiscal year ended August 31, 2007)

	Management Fees	Distribution and/or Service (Rule 12b-1) Fees		Other Expenses(3)	Total Annual Fund Operating Expenses (3),(4)

Class A	0.42%	0.30	%(2)	0.42%	1.14%
Class B	0.42%	1.00%		0.42%	1.84%
Class C	0.42%	1.00%		0.42%	1.84%
Class I	0.42%	0.00%		0.42%	0.84%

Municipal Bond Fund (based on the fiscal year ended May 31, 2007)

	Management Fees	Distribution and/or Service (Rule 12b-1) Fees		Other Expenses(3)	Total Annual Fund Operating Expenses(3),(5)

Class A	0.34%	0.30	%(2)	0.37%	1.01	%(6)
Class B	0.34%	1.00%		0.37%	1.71%
Class C	0.34%	1.00%		0.37%	1.71%
Class I	0.34%	0.00%		0.37%	0.71%

Municipal Bond Fund
Pro Forma (assuming only the merger with Alabama Municipal Bond Fund had occurred)
(based on what the estimated combined expenses of Municipal Bond Fund would have been for the 12 months ended May 31, 2007 assuming the proposed merger with Alabama Municipal Bond Fund had occurred at the beginning of that period)(7)

	Management Fees	Distribution and/or Service (Rule 12b-1) Fees		Other Expenses(8)	Total Annual Fund Operating Expenses(8),(9)

Class A	0.33%	0.30	%(2)	0.37%	1.00	%(10)
Class B	0.33%	1.00%		0.37%	1.70%
Class C	0.33%	1.00%		0.37%	1.70%
Class I	0.33%	0.00%		0.37%	0.70%

Municipal Bond Fund
Pro Forma (assuming each merger with the State Specific Municipal Bond Funds had occurred)
(based on what the estimated combined expenses of Municipal Bond Fund would have been for the 12 months ended May 31, 2007 assuming each of the proposed mergers with the State Specific Municipal Bond Funds had occurred at the beginning of that period)(7)

	Management Fees	Distribution and/or Service (Rule 12b-1) Fees		Other Expenses(8)	Total Annual Fund Operating Expenses (8),(11)

Class A	0.29%	0.30	%(2)	0.28%	0.87	%(12)
Class B	0.29%	1.00%		0.28%	1.57%
Class C	0.29%	1.00%		0.28%	1.57%
Class I	0.29%	0.00%		0.28%	0.57%

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(1)	Evergreen Investment Management Company, LLC or one of its affiliates will bear the expenses of each Merger.

(2)

By the terms of the Fund’s Rule 12b-1 Plan, the Board of Trustees may, without shareholder approval, increase this fee up to the maximum amount allowed under the Plan, 0.75%. The Board of Trustees has no intention to do so.

(3)

The Other Expenses in the table above include fees and expenses of 0.01% or less that were incurred indirectly by the Fund as a result of its investment in other investment companies (each, an “Acquired Fund”). The Total Annual Fund Operating Expenses shown may be higher than the Fund’s ratio of expenses to average net assets shown in the “Financial Highlights” section of the accompanying Prospectus, which does not include Acquired Fund fees and expenses.

(4)

The Fund’s investment advisor has agreed to voluntarily waive a portion of its fees and/or reimburse the Fund for certain of its expenses in order to reduce expense ratios. The Fund’s investment advisor may cease these voluntary waivers and/or reimbursements at any time. The Total Annual Fund Operating Expenses listed above do not reflect voluntary fee waivers and/or expense reimbursements. Including current voluntary fee waivers and/or expense reimbursements, Total Annual Fund Operating Expenses were 0.94% for Class A, 1.69% for Class B, 1.69% for Class C, and 0.69% for Class I.

(5)

Total Annual Fund Operating Expenses listed above include 0.14% of interest expense. Excluding interest expense, Total Annual Fund Operating Expenses would be 0.87% for Class A, 1.57% for Class B, 1.57% for Class C, and 0.57% for Class I.

(6)

The Fund’s investment advisor has agreed to voluntarily waive a portion of its fees and/or reimburse the Fund for certain of its expenses in order to reduce expense ratios. The Fund’s investment advisor may cease these voluntary waivers and/or reimbursements at any time. The Total Annual Fund Operating Expenses listed above do not reflect voluntary fee waivers and/or expense reimbursements. Including current voluntary expense reimbursements relating to Class A shares, Total Annual Fund Operating Expenses were 0.96% for Class A.

(7)	Municipal Bond Fund will be the accounting survivor following the merger with Alabama Municipal Bond Fund and also following the State Specific Municipal Bond Fund Mergers.

(8)	The Other Expenses in the table above include fees and expenses of 0.01% or less that were incurred indirectly by the Fund as a result of its investment in Acquired Funds.

(9)

Total Annual Fund Operating Expenses listed above include 0.14% of interest expense. Excluding interest expense, Total Annual Fund Operating Expenses would be 0.86% for Class A, 1.56% for Class B, 1.56% for Class C, and 0.56% for Class I.

(10)

The Fund’s investment advisor has agreed to voluntarily waive a portion of its fees and/or reimburse the Fund for certain of its expenses in order to reduce expense ratios. The Fund’s investment advisor may cease these voluntary waivers and/or reimbursements at any time. The Total Annual Fund Operating Expenses listed above do not reflect voluntary fee waivers and/or expense reimbursements. Including current voluntary expense reimbursements relating to Class A shares, Total Annual Fund Operating Expenses were 0.95% for Class A

(11)

Total Annual Fund Operating Expenses listed above include 0.08% of interest expense. Excluding interest expense, Total Annual Fund Operating Expenses would be 0.79% for Class A, 1.49% for Class B, 1.49% for Class C, and 0.49% for Class I.

(12)

The Fund’s investment advisor has agreed to voluntarily waive a portion of its fees and/or reimburse the Fund for certain of its expenses in order to reduce expense ratios. The Fund’s investment advisor may cease these voluntary waivers and/or reimbursements at any time. The Total Annual Fund Operating Expenses listed above do not reflect voluntary fee waivers and/or expense reimbursements. Including current voluntary expense reimbursements relating to Class A shares, Total Annual Fund Operating Expenses were 0.82% for Class A.

          The examples below are intended to help you compare the cost of investing in Alabama Municipal Bond Fund versus Municipal Bond Fund, both before and after the Merger, and are for illustration only. The examples below show the total fees and expenses you would pay on a $10,000 investment over the identified periods. The examples assume a 5% average annual return, the imposition of the maximum sales charge (if any) currently applicable to each class of each Fund, any contractual fee waiver or expense reimbursements, the reinvestment of all dividends and distributions and that each Fund’s operating expenses are the same as described in the tables above. Your actual costs may be higher or lower.

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          Example of Fund Expenses

Alabama Municipal Bond Fund

Assuming Redemption at End of Period					Assuming No Redemption

After:	Class A	Class B	Class C	Class I	Class B	Class C
1 year	$586	$687	$287	$86	$187	$187
3 years	$820	$879	$579	$268	$579	$579
5 years	$1,073	$1,196	$996	$466	$996	$996
10 years	$1,795	$1,975	$2,159	$1,037	$1,975	$2,159

Municipal Bond Fund

Assuming Redemption at End of Period					Assuming No Redemption

After:	Class A	Class B	Class C	Class I	Class B	Class C
1 year	$573	$674	$274	$73	$174	$174
3 years	$781	$839	$539	$227	$539	$539
5 years	$1,006	$1,128	$928	$395	$928	$928
10 years	$1,653	$1,834	$2,019	$883	$1,834	$2,019

Municipal Bond Fund Pro Forma (assuming only the merger with Alabama Municipal Bond Fund had occurred at beginning of periods shown)

Assuming Redemption at End of Period					Assuming No Redemption

After:	Class A	Class B	Class C	Class I	Class B	Class C
1 year	$572	$673	$273	$72	$173	$173
3 years	$778	$836	$536	$224	$536	$536
5 years	$1,001	$1,123	$923	$390	$923	$923
10 years	$1,641	$1,823	$2,009	$871	$1,823	$2,009

Municipal Bond Fund Pro Forma (assuming each merger with the State Specific Municipal Bond Funds had occurred at beginning of periods shown)

Assuming Redemption at End of Period					Assuming No Redemption

After:	Class A	Class B	Class C	Class I	Class B	Class C
1 year	$560	$660	$260	$58	$160	$160
3 years	$739	$796	$496	$183	$496	$496
5 years	$934	$1,055	$855	$318	$855	$855
10 years	$1,497	$1,679	$1,867	$714	$1,679	$1,867

Who will be the Investment Advisor and Portfolio Manager of my Fund after the Merger? What will the advisory fee be after the Merger?

Management of the Funds

          The overall management of each of Alabama Municipal Bond Fund and Municipal Bond Fund is supervised by the Board of Trustees of Evergreen Municipal Trust.

Investment Advisor

          Evergreen Investment Management Company, LLC (“EIMC”) is the investment advisor to both Alabama Municipal Bond Fund and Municipal Bond Fund and EIMC will continue to be the investment advisor to Municipal Bond Fund immediately following the Merger. The following are some key facts about EIMC:

•	EIMC is a subsidiary of Wachovia Corporation, the fourth largest bank holding company in the United States based on total assets as of December 31, 2006.

•	EIMC has been managing mutual funds and private accounts since 1932.

•	EIMC manages over $104.8 billion in assets of the Evergreen funds as of December 31, 2006.

•	EIMC is located at 200 Berkeley Street, Boston, Massachusetts 02116-5034.

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Portfolio Manager

         The day-to-day management of Municipal Bond Fund is handled by:

•

Mathew M. Kiselak, a Director and Senior Portfolio Manager of the Tax Exempt Fixed Income Unit of EIMC. He has been with Evergreen or one of its predecessors since 2000 and has over 19 years of investment experience. Mr. Kiselak has managed the Fund since 2000.

         Mr. Kiselak became the lead portfolio manager of Alabama Municipal Bond Fund on December 10, 2007.

         Municipal Bond Fund’s Statement of Additional Information (SAI) contains additional information about the Fund’s portfolio manager, including other accounts he manages, his ownership of Fund shares and elements of his compensation.

Advisory Fees

         For its management and supervision of the daily business affairs of Municipal Bond Fund, Municipal Bond Fund pays EIMC a fee at an annual rate equal to 2.0% of the Fund’s gross dividend and interest income, plus the following:

•	0.31% of the first $500 million of average daily net assets of the Fund; plus

•	0.16% of the average daily net assets of the Fund over $500 million.

         For the fiscal year ended May 31, 2007, the aggregate advisory fee paid to EIMC by Municipal Bond Fund was:

•	0.34% of the Fund’s average daily net assets.

Are there any legal proceedings pending against the Evergreen funds and/or EIMC?

         Pursuant to an administrative order issued by the SEC on September 19, 2007, EIMC, Evergreen Investment Services, Inc. (“EIS”), Evergreen Service Company, LLC (“ESC” and together with EIMC and EIS, the “Evergreen Entities”), Wachovia Securities, LLC and the SEC have entered into an agreement settling allegations of (i) improper short-term trading arrangements in effect prior to May 2003 involving former officers and employees of EIMC and certain broker-dealers, (ii) insufficient systems for monitoring exchanges and enforcing exchange limitations as stated in certain funds’ prospectuses, and (iii) inadequate e-mail retention practices. Under the settlement, the Evergreen Entities were censured and will pay approximately $32 million in disgorgement and penalties. This amount, along with a fine assessed by the SEC against Wachovia Securities, LLC will be distributed pursuant to a plan to be developed by an independent distribution consultant and approved by the SEC. The Evergreen Entities neither admitted nor denied the allegations and findings set forth in its settlement with the SEC.

         EIS has entered into an agreement with the NASD (now known as the Financial Industry Regulatory Authority (FINRA)) settling allegations that EIS (i) arranged for Evergreen fund portfolio trades to be directed to Wachovia Securities, LLC, an affiliate of EIS that sold Evergreen fund shares, during the period of January 2001 to December 2003 and (ii) provided non-cash compensation by sponsoring offsite meetings attended by Wachovia Securities, LLC brokers during that period, where the eligibility of a broker to attend the meetings depended upon the broker meeting certain sales targets of Evergreen fund shares. Pursuant to the settlement agreement, EIS has agreed to a censure and a fine of $4,200,000. EIS neither admitted nor denied the allegations and findings set forth in its agreement with the NASD.

         In addition, the Evergreen funds and EIMC and certain of its affiliates are involved in various legal actions, including private litigation and class action lawsuits. EIMC does not expect that any of such legal actions currently pending or threatened will have a material adverse impact on the financial position or operations of any of the Evergreen funds or on EIMC’s ability to provide services to the Evergreen funds.

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          Although EIMC believes that none of the matters discussed above will have a material adverse impact on the Evergreen funds, there can be no assurance that these matters and any publicity surrounding or resulting from them will not result in reduced sales or increased redemptions of Evergreen fund shares, which could increase Evergreen fund transaction costs or operating expenses, or that they will not have other adverse consequences on the Evergreen funds.

What will be the primary federal income tax consequences of the Merger?

          It is intended that the Merger will be tax-free to shareholders for federal income tax purposes, although this result is not free from doubt. This means that neither shareholders nor the Funds will recognize a gain or loss directly as a result of the Merger. However, because Alabama Municipal Bond Fund’s Merger will end the tax year of that Fund, the Merger may accelerate distributions from Alabama Municipal Bond Fund to shareholders, which would result in a taxable event for federal income tax purposes to the extent such distributions are not exempt interest dividends.

          The cost basis and holding period of shares in Alabama Municipal Bond Fund will carry over to the shares in Municipal Bond Fund you receive as a result of the Merger. At any time prior to the consummation of the Merger, a shareholder may redeem shares, likely resulting in recognition of gain or loss to the shareholder for federal income tax purposes if the shareholder holds the shares in a taxable account.

          In connection with the Merger, a substantial portion of the securities held by Alabama Municipal Bond Fund is expected to be disposed of both before and after the Merger. This could result in additional portfolio transaction costs to both Funds and increased taxable distributions to shareholders of both Funds. The actual tax impact of such sales will depend on the difference between the price at which such portfolio assets are sold and Alabama Municipal Bond Fund’s basis in such assets and whether the sales occur before or after the Merger. Any net capital gains recognized in any such sales that occur prior to the Merger will be distributed to Alabama Municipal Bond Fund’s shareholders as capital gain dividends (to the extent of net realized long-term capital gains) and/or ordinary dividends (to the extent of net realized short-term capital gains) during or with respect to year of sale, and such distributions will be taxable to shareholders. As of October 31, 2007, Alabama Municipal Bond Fund’s unrealized gains equaled approximately 0.60% of its net assets, or $0.06 per share.

          In addition, since the shareholders of Alabama Municipal Bond Fund will receive shares of Municipal Bond Fund, they will be allocated a proportionate share of any “built-in” (unrealized) gains in Municipal Bond Fund’s assets, as well as any taxable gains realized by Municipal Bond Fund but not distributed to its shareholders prior to the Merger, when such gains are eventually distributed by Municipal Bond Fund. As of October 31, 2007, Municipal Bond Fund’s net built-in (unrealized) gains equaled approximately 2% of its net assets, or $0.16 per share.

          Prior to the closing of the Merger, Alabama Municipal Bond Fund will, and Municipal Bond Fund may, declare a distribution to shareholders, which together with all previous distributions, will have the effect of distributing to shareholders all of its investment company taxable income (computed without regard to the deduction for dividends paid) and net capital gains, including those realized on disposition of portfolio securities in connection with the Merger (after reduction by any available capital loss carryforwards), if any, through the closing of the Merger. Such distributions will be taxable to shareholders to the extent such distributions are not exempt interest dividends.

          Municipal Bond Fund’s ability to carry forward and use pre-Merger capital losses of either Fund may be limited. Under Code Section 384, for the five years beginning on the closing date of the Merger, Municipal Bond Fund will not be allowed to offset capital gains built in to either Fund at the time of the Merger with capital losses built in to the other Fund. In addition, the loss limitation rule of Sections 382 and 383 of the Code will technically apply. Based on financial data as of October 31, 2007, the limitation amount exceeds the loss carryforwards for each Fund, and so the rule is likely to have no significant effect. Under Code Section 381, for the taxable year of the Merger, only that percentage of Municipal Bond Fund’s capital gain net income for such taxable year (excluding capital loss carryforwards) equal to the percentage of its year that remains following the Merger can be reduced by Alabama Municipal Bond Fund’s capital loss carryforwards (as otherwise limited under Code Sections 382 through 384). As of October 31, 2007, Alabama Municipal Bond Fund and Municipal Bond Fund had capital loss carryforwards of approximately $0 and $29 million (2.3% of the Fund’s net assets), respectively. If the Merger had occurred on October 31, 2007, without giving effect to the other State Specific Municipal Bond Fund Mergers, the combined fund would have a total capital loss carryforward equal to approximately 2.2% of its net assets.

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          If shareholders submit proxies in a number sufficient to approve the Plan, then, during the period thereafter but prior to the Meeting and the closing of the Merger, the Alabama Municipal Bond Fund’s portfolio management team may choose to meet any demands for cash in the Alabama Municipal Bond Fund by selling securities that will not likely be desirable investments for the Municipal Bond Fund after the closing. As a result, it is possible that, during that period, less than 80% of the Fund’s assets may be invested in municipal securities exempt from Alabama state income tax, likely resulting in an increased amount of distributions to shareholders that will be subject to state income tax.

          Certain other tax consequences are discussed below under “Federal Income Tax Consequences.”

RISKS

What are the principal risks of investing in each Fund?

          An investment in each Fund is subject to certain risks. There is no assurance that investment performance of either Fund will be positive or that the Funds will meet their investment goal. An investment in a mutual fund is not a deposit with a bank; is not insured, endorsed or guaranteed by the FDIC or any government agency; and is subject to investment risks, including possible loss of your original investment. The following tables and discussions highlight the principal risks associated with an investment in each of the Funds.

Alabama Municipal Bond Fund	Municipal Bond Fund

The Fund is subject to Non-Diversification Risk.	The Fund is not subject to Non-Diversification Risk.

          An investment in a Fund that is non-diversified entails greater risk than an investment in a diversified fund. When a Fund is non-diversified, it may invest a greater percentage of assets in a single issuer or a limited number of issuers than may be invested by a diversified fund. As a result, a Fund may be especially vulnerable to financial, economic, political or other developments affecting an issuer in which it invests. A higher percentage of investments among fewer issuers may result in greater fluctuation in the total market value of a Fund’s portfolio than in a fund which invests more broadly.

Alabama Municipal Bond Fund	Municipal Bond Fund

The Fund is subject to Concentration Risk.	The Fund is not subject to Concentration Risk.*

          A Fund that concentrates its investments in a limited number of sectors, industries, states or countries will be more vulnerable to adverse financial, economic, political or other developments affecting those sectors, industries, states or countries than a fund that invests its assets more broadly, and the value of the Fund’s shares may be more volatile.

          *Currently, Alabama Municipal Bond Fund is subject to Concentration Risk whereas Municipal Bond Fund is not. However, Municipal Bond Fund may have a greater than normal portion of its assets invested in the securities of issuers in Alabama for a period of time following the Merger. Therefore, if the Merger occurs, Municipal Bond Fund will be subject to Concentration Risk to the extent it retains a substantial amount of its assets in securities of issuers in Alabama. Additionally, if the other State Specific Municipal Bond Fund Mergers occur, Municipal Bond Fund will be subject to Concentration Risk to the extent it retains a substantial amount of its assets in securities of issuers in Connecticut, Georgia, Maryland, New Jersey, New York, South Carolina, or Virginia.

Alabama Municipal Bond Fund	Municipal Bond Fund

Each Fund is subject to Municipal Securities Risk.

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          Municipal bonds are investments of any maturity issued by states, public authorities or political subdivisions to raise money for public purposes. There is generally less public information available for municipal securities compared to corporate equities or bonds, and the investment performance of a Fund holding municipal bonds may therefore be more dependent on the analytical abilities of the Fund’s advisor. Certain municipal securities are general obligations of a state or other government entity supported by its taxing powers. These general obligations are typically payable from the issuer’s general unrestricted revenues, although payment may depend upon government appropriation or aid from other governments. Other municipal securities are special revenue obligations, which are payable from revenue earned by a particular project or other revenue source. Investors can look only to the revenue generated by the project or the operator of the project rather than the credit of the state or local government authority issuing the bonds. Special revenue obligations are typically subject to greater credit risk than general obligations because of the relatively limited source of revenue. A Fund may make significant investments in a single issue or a segment of the tax-exempt debt market, such as revenue bonds for health care facilities, housing or airports. These investments may cause the value of a Fund’s shares to change more than the value of shares of funds that invest more broadly. The values of municipal bonds may rise or fall in response to a number of factors affecting their issuers, including political or fiscal events, legislative changes, and the enforceability of rights of municipal bond holders. The values of municipal securities can be affected more by supply and demand factors or the creditworthiness of the issuer than market interest rates. In addition, the municipal securities held by the Fund may fail to meet certain legal requirements which allow interest distributed from such securities to be tax-exempt. If those requirements are not met, the interest received and distributed to shareholders by the Fund may be taxable. In addition, changes in federal or state tax laws may cause the prices of municipal securities to fall. Certain municipal securities may be highly illiquid, making them difficult to value or dispose of at favorable prices.

Alabama Municipal Bond Fund	Municipal Bond Fund

Each Fund is subject to Interest Rate Risk.

          When interest rates go up, the value of debt securities and other income-producing securities (e.g., preferred and common stock) tends to fall. If interest rates go down, interest earned by a Fund on its debt investments may also decline, which could cause the Fund to reduce the dividends it pays. The longer the duration or maturity of a debt security held by a Fund, the more the Fund is subject to interest rate risk. Some debt securities give the issuer the option to call or redeem the security before its maturity date. If an issuer calls or redeems the security during a time of declining interest rates, a Fund might have to reinvest the proceeds in a security offering a lower yield, and therefore might be unable to maintain its dividend or benefit from any increase in value as a result of declining interest rates.

Alabama Municipal Bond Fund	Municipal Bond Fund

Each Fund is subject to Credit Risk.

          Credit risk refers to the possibility that the issuer of a security held by a Fund or the counterparty to a contract with a Fund may not be able to pay interest and principal when due or otherwise honor its obligations. If an issuer defaults, or if the credit quality of an investment deteriorates or is perceived to deteriorate, the value of the investment could decline. Credit risk is generally greater for zero coupon bonds and other investments that are required to pay interest only at maturity rather than at intervals during the life of the investment. Credit risk will be heightened if a Fund invests in debt securities with medium- and lower-rated credit quality ratings.

Alabama Municipal Bond Fund	Municipal Bond Fund

Each Fund is subject to Below Investment Grade Bond Risk.

          Below investment grade bonds are commonly referred to as “high yield” or “junk” bonds. These bonds are considered speculative by the major rating agencies (and bonds in the lowest rating category are highly speculative and may be in default) and are usually backed by issuers of less proven or questionable financial strength. Such issuers may be more vulnerable to financial setbacks and less certain to pay interest and principal than issuers of bonds offering lower yields. Markets may react severely to unfavorable news about issuers of below investment grade bonds, causing

18

sudden and steep declines in value. Lower-rated debt usually has a more limited market than higher-rated debt, which may at times make it difficult to buy or sell certain debt instruments or establish their fair value.

          Obligations rated B may be vulnerable to non-payment over the long term and adverse business, financial or economic conditions may make it unlikely that the issuer will meet its commitments.

Alabama Municipal Bond Fund	Municipal Bond Fund

Each Fund is subject to Legal Risk – Tax Treatment of Municipal Bonds. **

          The U.S. Supreme Court has heard an appeal of a lower court decision generally invalidating a state’s ability to exempt the interest on bonds issued by the state and its political subdivisions from state income tax without similarly treating the interest on municipal bonds issued by other states and their respective political subdivisions. If the Supreme Court affirms the lower court’s decision, states and their political subdivisions currently providing this preferential tax treatment for their own municipal securities may decide to treat the interest on all municipal securities, including municipal securities held by the Funds, as taxable income at the state and local levels in response to the Court’s decision. That treatment may subject shareholders to increased state and local taxes and cause the value of municipal securities, including municipal securities held by the Funds, to be significantly and adversely affected.

          ** Generally, shareholders are currently subject to applicable state and local income taxes on distributions from Municipal Bond Fund.

Alabama Municipal Bond Fund	Municipal Bond Fund

The Fund is not subject to Inverse Floater Risk. ***	The Fund is subject to Inverse Floater Risk.

          Inverse floating rate obligations earn interest at rates that generally vary inversely to changes in short-term interest rates. As short-term interest rates rise, inverse floaters produce less income and as short-term rates fall, inverse floaters produce more income. The prices and income of inverse floaters are generally more volatile than prices and income of bonds with similar maturities.

          *** Inverse Floater Risk is a principal risk for Municipal Bond Fund whereas Inverse Floater Risk is not a principal risk for Alabama Municipal Bond Fund. However, Alabama Municipal Bond Fund may invest up to 5% of its assets in inverse floaters.

Alabama Municipal Bond Fund	Municipal Bond Fund

Each Fund is subject to Derivatives Risk.

          A derivative is a financial contract whose value depends on changes in the value of one or more underlying assets, reference rates, or indexes. A Fund’s use of derivatives may involve risks different from, or greater than, the risks associated with investing in more traditional investments, such as stocks and bonds. Derivatives can be highly complex and may perform in ways unanticipated by a Fund’s investment adviser. A Fund’s use of derivatives involves the risk that the other party to the derivative contract will fail to make required payments or otherwise to comply with the terms of the contract. Derivatives transactions can create investment leverage, may be highly volatile and a Fund could lose more than the amount it invests. Derivatives may be difficult to value and highly illiquid, and a Fund may not be able to close out or sell a derivative position at a particular time or at an anticipated price. Use of derivatives may increase the amount and affect the timing and character of taxes payable by shareholders.

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What are some of the other risks associated with each Fund?

          Each Fund may, but will not necessarily, temporarily invest up to 100% of its assets in high quality money market instruments in order to protect the value of the Fund in response to adverse economic, political or market conditions. This strategy is inconsistent with the Funds’ principal investment strategies and investment goal, and if employed, could result in lower returns and loss of market opportunity.

          Both Funds generally do not take portfolio turnover into account when making investment decisions. Therefore, the Funds could experience a high rate of portfolio turnover (100% or more) in any given fiscal year, resulting in greater brokerage and other transaction costs which are borne by the Fund and its shareholders. It may also result in a Fund realizing greater net short-term capital gains, distributions of which are taxable to shareholders as ordinary income except to shareholders holding Fund shares in retirement plans. Each Fund lists its portfolio turnover rates in the table in the “Financial Highlights” section of its prospectus.

MERGER INFORMATION

Reasons for the Merger

          Alabama Municipal Bond Fund invests principally in securities that provide income that is exempt from federal income tax, other than the alternative minimum tax, and from Alabama state income tax. Municipal Bond Fund invests principally in securities that provide income that is exempt from federal income tax, other than the alternative minimum tax, but that generally will be subject to Alabama state income tax. Municipal Bond Fund is able to invest in a broader universe of investments and is an investment option for a broader universe of investors, and is, as a result, substantially larger than Alabama Municipal Bond Fund.

          At a meeting held on December 5, 2007, and December 6, 2007, the Trustees of Evergreen Municipal Trust, including all of the Independent Trustees, considered and unanimously approved the Merger; they determined that the Merger was in the best interests of Alabama Municipal Bond Fund and that the interests of existing shareholders of Alabama Municipal Bond Fund would not be diluted as a result of the transactions contemplated by the Merger.

          EIMC noted in proposing the Merger that the portfolio of Municipal Bond Fund is significantly more diversified than that of Alabama Municipal Bond Fund and that the anticipated expense ratio of Municipal Bond Fund following the Merger is lower than that of Alabama Municipal Bond Fund. Alabama Municipal Bond Fund’s overall net assets have generally declined in recent periods, and EIMC noted that the Fund has little potential to experience economies of scale in the foreseeable future. EIMC noted that, as a result, it is unlikely that Alabama Municipal Bond Fund would continue in existence indefinitely as a stand-alone entity if the Merger is not effected. EIMC represented to the Trustees that it believed that Municipal Bond Fund would provide shareholders with a continuing investment in a fund generally providing income that is exempt from federal income tax, other than the alternative minimum tax, and the potential for a higher after-tax total return, and greater potential for economies of scale, than Alabama Municipal Bond Fund.

          Before approving the Plan, the Trustees reviewed information about the Funds and the proposed Merger. These materials set forth a comparison of various factors, such as the relative sizes of the Funds as well as the similarity of the Funds’ investment goals and principal investment strategies, specific portfolio characteristics, including the style of municipal bond management, and Municipal Bond Fund’s potential for greater diversification and economies of scale. Although the Trustees noted that past performance may not be indicative of future performance, the Trustees also considered the relative pre-tax performance of the Funds for the past one-, three-, and five-year periods ended September 30, 2007 and considered the tax-equivalent yields of Municipal Bond Fund and Alabama Municipal Bond Fund over the five-year period ended September 30, 2007. The Trustees considered that, although Municipal Bond Fund does not pay income exempt from Alabama state income tax, its tax-equivalent yield (taking into account the effect of federal income tax) was generally comparable to that of Alabama Municipal Bond Fund (taking into account the effect of federal and Alabama state income taxes) and it had generally experienced more favorable total return in recent years than had Alabama Municipal Bond Fund. The Trustees concluded that, as a result, Municipal Bond Fund may provide shareholders in Alabama Municipal Bond Fund a favorable alternative investment in light of the fact that Alabama Municipal Bond Fund would likely not continue in existence as a stand-alone entity.

          The Trustees evaluated the potential economies of scale associated with larger mutual funds and concluded that operational efficiencies may be achieved by combining Alabama Municipal Bond Fund with Municipal Bond Fund. As of September 30, 2007, Municipal Bond Fund’s total net assets were approximately $1.22 billion and Alabama Municipal Bond Fund’s total net assets were approximately $35 million. The Trustees noted that, as a result

20

of the Merger, shareholders of Alabama Municipal Bond Fund would have the benefit of a larger combined fund and noted that this offered the potential for greater diversification and economies of scale (particularly if the other State Specific Municipal Bond Fund Mergers occur).

In addition, the Trustees, including the Independent Trustees, considered among other things:

•	the terms and conditions of the Merger and concluded that they were fair and reasonable;

•

that EIMC or one of its affiliates will bear the expenses incurred by Alabama Municipal Bond Fund and Municipal Bond Fund in connection with the Merger and concluded that the Funds would not be negatively impacted by the expenses of the Merger being borne by EIMC or one of its affiliates;

•	that the Merger is expected to be tax-free for federal income tax purposes;

•

the relative tax situations of Alabama Municipal Bond Fund and Municipal Bond Fund and the resulting tax impact of the Merger on shareholders, and concluded that (i) the tax costs to shareholders resulting from the Merger, if any, might be expected to be outweighed by the anticipated benefits of the Merger and (ii) the likely tax effects of the Merger on Alabama Municipal Bond Fund shareholders should not be seen, in light of all the aspects of the proposed Merger, as dilutive of Alabama Municipal Bond Fund shareholders’ interests; and

•	alternatives available to shareholders of Alabama Municipal Bond Fund, including the ability to redeem their shares.

          During their consideration of the Merger, the Independent Trustees met separately with counsel to the Independent Trustees regarding the legal issues involved.

          Accordingly, for the reasons noted above, together with other factors and information considered relevant, and recognizing that there can be no assurance that any economies of scale or other benefits will be realized, the Trustees concluded that the proposed Merger would be in the best interests of Alabama Municipal Bond Fund.

          The Trustees of Evergreen Municipal Trust also approved the Merger on behalf of Municipal Bond Fund.

Agreement and Plan of Reorganization

          The following summary is qualified in its entirety by reference to the Plan (attached as Exhibit A hereto).

          The Plan provides that Municipal Bond Fund will acquire all of the assets of Alabama Municipal Bond Fund in exchange for shares of Municipal Bond Fund and the assumption by Municipal Bond Fund of all of the liabilities of Alabama Municipal Bond Fund on or about April 11, 2008 or such other date as may be agreed upon by the parties (the “Closing Date”). Prior to the Closing Date, Alabama Municipal Bond Fund will endeavor to discharge all of its known liabilities and obligations that are due and payable as of the Closing Date.

          The number of full and fractional shares of each class of Municipal Bond Fund to be received by the shareholders of each class of Alabama Municipal Bond Fund will be determined by multiplying the number of full and fractional shares outstanding of each class of Alabama Municipal Bond Fund by the ratio computed by dividing the net asset value per share of the respective class of shares of Alabama Municipal Bond Fund by the net asset value per share of the respective class of shares of Municipal Bond Fund. Such computations will take place as of the close of regular trading on the New York Stock Exchange (“NYSE”), normally 4:00 p.m. Eastern time, on the business day immediately prior to the Closing Date (the “Valuation Date”). The net asset value per share of each class will be determined separately by dividing assets, less liabilities, by the total number of outstanding shares attributable to the respective class.

          State Street Bank and Trust Company, the custodian for the Funds, will compute the value of each Fund’s respective portfolio of securities.

          At or prior to the Closing Date, Alabama Municipal Bond Fund will have declared a dividend and distribution which, together with all previous dividends and distributions, shall have the effect of distributing to Alabama Municipal Bond Fund’s shareholders (in shares of the Fund, or in cash, as the shareholder has previously elected) substantially all of Alabama Municipal Bond Fund’s net investment company taxable income (computed without regard to any deduction for dividends paid) for all taxable periods ending on or prior to the Closing Date, and any net tax exempt income and all of its net capital gains realized in all taxable periods ending on or prior to the Closing Date (after the reductions for any capital loss carryforward).

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          As soon after the Closing Date as conveniently practicable, Alabama Municipal Bond Fund will liquidate and distribute pro rata to Alabama Municipal Bond Fund shareholders of record as of the close of business on the Valuation Date the full and fractional shares of Municipal Bond Fund received by Alabama Municipal Bond Fund. Such liquidation and distribution will be accomplished by establishing accounts in the names of Alabama Municipal Bond Fund’s shareholders with Municipal Bond Fund’s records maintained by its transfer agent. Each account will receive the respective pro rata number of full and fractional shares of Municipal Bond Fund due to such shareholder of Alabama Municipal Bond Fund. All issued and outstanding shares of Alabama Municipal Bond Fund, including those represented by certificates, will be canceled. The shares of Municipal Bond Fund to be issued will have no preemptive or conversion rights. After these distributions and the winding up of its affairs, Alabama Municipal Bond Fund will be terminated as a series of Evergreen Municipal Trust.

          The consummation of the Merger is subject to the conditions set forth in the Plan, including approval by Alabama Municipal Bond Fund’s shareholders, accuracy of various representations and warranties and receipt of opinions of counsel, including opinions with respect to certain matters referred to in “Federal Income Tax Consequences” below. Notwithstanding the approval by Alabama Municipal Bond Fund’s shareholders, the Plan may be terminated (a) by the mutual agreement of Alabama Municipal Bond Fund and Municipal Bond Fund; or (b) at or prior to the Closing Date by either party (i) because of a breach by the other party of any representation, warranty, or agreement contained therein to be performed at or prior to the Closing Date if not cured within 30 days, or (ii) because a condition to the obligation of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

          Whether or not the Merger is consummated, EIMC or one of its affiliates will pay all expenses incurred by Alabama Municipal Bond Fund and Municipal Bond Fund in connection with the Merger (including the cost of any proxy solicitor). No portion of the expenses incurred in connection with the Merger, except portfolio transaction costs incurred in purchasing or disposing of securities, will be borne directly or indirectly by Alabama Municipal Bond Fund, Municipal Bond Fund or their respective shareholders.

          If Alabama Municipal Bond Fund’s shareholders do not approve the Merger, the Trustees may consider other possible courses of action in the best interests of Alabama Municipal Bond Fund and its shareholders.

Federal Income Tax Consequences

          The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). As a condition to the closing of the Merger, Alabama Municipal Bond Fund and Municipal Bond Fund will receive an opinion from Ropes & Gray LLP to the effect that, although not free from doubt, on the basis of the existing provisions of the Code, U.S. Treasury regulations issued thereunder, current administrative rules, pronouncements and court decisions, for federal income tax purposes:

(1)

The transfer of all of the assets of Alabama Municipal Bond Fund solely in exchange for shares of Municipal Bond Fund and the assumption by Municipal Bond Fund of all of the liabilities of Alabama Municipal Bond Fund followed by the distribution of Municipal Bond Fund shares to the shareholders of Alabama Municipal Bond Fund in liquidation of Alabama Municipal Bond Fund will constitute a “reorganization” within the meaning of section 368(a) of the Code, and Municipal Bond Fund and Alabama Municipal Bond Fund will each be a “party to a reorganization” within the meaning of section 368(b) of the Code;

(2)

Under Section 1032 of the Code, no gain or loss will be recognized by Municipal Bond Fund upon the receipt of the assets of Alabama Municipal Bond Fund solely in exchange for the shares of Municipal Bond Fund and the assumption by Municipal Bond Fund of all of the liabilities of Alabama Municipal Bond Fund;

(3)

Under Section 361 of the Code, no gain or loss will be recognized by Alabama Municipal Bond Fund on the transfer of its assets to Municipal Bond Fund in exchange for Municipal Bond Fund’s shares and the assumption by Municipal Bond Fund of all of the liabilities of Alabama Municipal Bond Fund or upon the distribution (whether actual or constructive) of Municipal Bond Fund’s shares to Alabama Municipal Bond Fund’s shareholders in exchange for their shares of Alabama Municipal Bond Fund;

(4)

Under Section 354 of the Code, no gain or loss will be recognized by Alabama Municipal Bond Fund’s shareholders upon the exchange of their shares of Alabama Municipal Bond Fund for shares of Municipal Bond Fund in liquidation of Alabama Municipal Bond Fund;

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(5)

Under Section 358 of the Code, the aggregate tax basis of the shares of Municipal Bond Fund received by each shareholder of Alabama Municipal Bond Fund pursuant to the Merger will be the same as the aggregate tax basis of the shares of Alabama Municipal Bond Fund exchanged therefor;

(6)

Under Section 1223(1) of the Code, the holding period of the shares of Municipal Bond Fund received by each shareholder of Alabama Municipal Bond Fund will include the period during which the shares of Alabama Municipal Bond Fund exchanged therefor were held by such shareholder (provided that the shares of Alabama Municipal Bond Fund were held as a capital asset on the date of the Merger);

(7)

Under Section 362(b) of the Code, Municipal Bond Fund’s tax basis in the assets of Alabama Municipal Bond Fund acquired by Municipal Bond Fund in the Merger will be the same as the tax basis of such assets in the hands of Alabama Municipal Bond Fund immediately prior to the Merger;

(8)

Under Section 1223(2) of the Code, the holding period in the hands of Municipal Bond Fund of the assets of Alabama Municipal Bond Fund acquired by Municipal Bond Fund in the Merger will include the period during which the assets were held by Alabama Municipal Bond Fund; and

(9)

Municipal Bond Fund will succeed to and take into account the items of Alabama Municipal Bond Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

          Ropes & Gray LLP will express no view with respect to the effect of the Merger on any transferred asset as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year or upon the termination thereof, or (ii) upon the transfer of such asset regardless of whether such a transfer would otherwise be a non-taxable transaction.

          The opinion will be based on certain factual certifications made by officers of Alabama Municipal Bond Fund and Municipal Bond Fund and will also be based on customary assumptions. The opinion will note and distinguish certain published precedent; it is possible that the IRS could disagree with Ropes & Gray LLP’s opinion.

          Opinions of counsel are not binding upon the Internal Revenue Service or the courts. If the Merger is consummated but does not qualify as a tax-free reorganization under the Code, a shareholder of Alabama Municipal Bond Fund would recognize a taxable gain or loss equal to the difference between his or her tax basis in his or her Alabama Municipal Bond Fund shares and the fair market value of Municipal Bond Fund shares he or she received. Shareholders of Alabama Municipal Bond Fund should consult their tax advisors regarding the effect, if any, of the proposed Merger in light of their individual circumstances. Since the foregoing discussion relates only to the federal income tax consequences of the Merger, shareholders of Alabama Municipal Bond Fund should also consult their tax advisors as to the state and local tax consequences, if any, of the Merger.

          In connection with the Merger, a substantial portion of the securities held by Alabama Municipal Bond Fund is expected to be disposed of both before and after the Merger. This could result in additional portfolio transaction costs to both Funds and increased taxable distributions to shareholders of both Funds. The actual tax impact of such sales will depend on the difference between the price at which such portfolio assets are sold and Alabama Municipal Bond Fund’s basis in such assets and whether the sales occur before or after the Merger. Any net capital gains recognized in any such sales that occur prior to the Merger will be distributed to Alabama Municipal Bond Fund’s shareholders as capital gain dividends (to the extent of net realized long-term capital gains) and/or ordinary dividends (to the extent of net realized short-term capital gains) during or with respect to year of sale, and such distributions will be taxable to shareholders. As of October 31, 2007, Alabama Municipal Bond Fund’s unrealized gains equaled approximately 0.60% of its net assets, or $0.06 per share.

          In addition, since the shareholders of Alabama Municipal Bond Fund will receive shares of Municipal Bond Fund, they will be allocated a proportionate share of any “built-in” (unrealized) gains in Municipal Bond Fund’s assets, as well as any taxable gains realized by Municipal Bond Fund but not distributed to its shareholders prior to the Merger, when such gains are eventually distributed by Municipal Bond Fund. As of October 31, 2007, Municipal Bond Fund’s net built-in (unrealized) gains equaled approximately 2% of its net assets, or $0.16 per share.

          Prior to the closing of the Merger, Alabama Municipal Bond Fund will, and Municipal Bond Fund may, declare a distribution to shareholders, which together with all previous distributions, will have the effect of distributing to shareholders all of its investment company taxable income (computed without regard to the deduction for dividends paid) and net capital gains, including those realized on disposition of portfolio securities in connection with the Merger

23

(after reduction by any available capital loss carryforwards), if any, through the closing of the Merger. Such distributions will be taxable to shareholders to the extent such distributions are not exempt interest dividends.

          Municipal Bond Fund’s ability to carry forward and use pre-Merger capital losses of either Fund may be limited. Under Code Section 384, for the five years beginning on the closing date of the Merger, Municipal Bond Fund will not be allowed to offset capital gains built in to either Fund at the time of the Merger with capital losses built in to the other Fund. In addition, the loss limitation rule of Sections 382 and 383 of the Code will technically apply. Based on financial data as of October 31, 2007, the limitation amount exceeds the loss carryforwards for each Fund, and so the rule is likely to have no significant effect. Under Code Section 381, for the taxable year of the Merger, only that percentage of Municipal Bond Fund’s capital gain net income for such taxable year (excluding capital loss carryforwards) equal to the percentage of its year that remains following the Merger can be reduced by Alabama Municipal Bond Fund’s capital loss carryforwards (as otherwise limited under Code Sections 382 through 384). As of October 31, 2007, Alabama Municipal Bond Fund and Municipal Bond Fund had capital loss carryforwards of approximately $0 and $29 million (2.3% of the Fund’s net assets), respectively. If the Merger had occurred on October 31, 2007, without giving effect to the other State Specific Municipal Bond Fund Mergers, the combined fund would have a total capital loss carryforward equal to approximately 2.2% of its net assets.

          If shareholders submit proxies in a number sufficient to approve the Plan, then, during the period thereafter but prior to the Meeting and the closing of the Merger, the Alabama Municipal Bond Fund’s portfolio management team may choose to meet any demands for cash in the Alabama Municipal Bond Fund by selling securities that will not likely be desirable investments for the Municipal Bond Fund after the closing. As a result, it is possible that, during that period, less than 80% of the Fund’s assets may be invested in municipal securities exempt from income tax in the State of Alabama, likely resulting in an increased amount of distributions to shareholders that will be subject to state income tax.

Pro Forma Capitalization

          The following table sets forth the capitalizations of each of Alabama Municipal Bond Fund and Municipal Bond Fund as of May 31, 2007 and the capitalization of Municipal Bond Fund on a pro forma basis as of that date after giving effect to the proposed acquisition of assets at net asset value. The pro forma data reflects an exchange ratio of approximately 1.37 for each of Class A, Class B, Class C, and Class I shares, respectively, of Municipal Bond Fund issued for each Class A, Class B, Class C, and Class I share, respectively, of Alabama Municipal Bond Fund. The table assumes that only the Merger occurs, and does not take into account the consummation of any other proposed State Specific Municipal Bond Fund Merger. Municipal Bond Fund will be the accounting survivor following the Merger, regardless of whether any other State Specific Municipal Bond Fund Merger is consummated.

	Alabama Municipal Bond Fund	Municipal Bond Fund	Pro Forma Adjustments	Municipal Bond Fund (Pro Forma) (assuming only the Merger had occurred)

Net Assets
Class A	$1,738,102	$832,186,269		$833,924,371
Class B	$144,602	$24,971,259		$25,115,861
Class C	$1,633,890	$45,920,457		$47,554,347
Class I	$34,284,953	$393,262,490		$427,547,443

Total Net Assets	$37,801,547	$1,296,340,475		$1,334,142,022

Net Asset Value Per Share
Class A	$10.24	$7.46		$7.46
Class B	$10.24	$7.46		$7.46
Class C	$10.24	$7.46		$7.46
Class I	$10.24	$7.46		$7.46
Shares Outstanding
Class A	169,690	111,495,202	63,178	111,728,070
Class B	14,118	3,345,623	5,257	3,364,998

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	Alabama Municipal Bond Fund	Municipal Bond Fund	Pro Forma Adjustments	Municipal Bond Fund (Pro Forma) (assuming only the Merger had occurred)

Class C	159,524	6,152,360	59,382	6,371,266
Class I	3,347,350	52,689,165	1,246,141	57,282,656

Total Shares Outstanding	3,690,682	173,682,350	1,373,958	178,746,990

          The following table sets forth the capitalizations of Municipal Bond Fund as of May 31, 2007, and the capitalization of Municipal Bond Fund on a pro forma basis as of that date after giving effect to each of the proposed acquisitions of assets at net asset value in the State Specific Municipal Bond Fund Mergers. The first column in the following table sets forth the pro forma capitalization of the Alabama Municipal Bond Fund prior to giving effect to any of the proposed Mergers. None of the proposed State Specific Municipal Bond Fund Mergers is contingent upon any of the other proposed State Specific Municipal Bond Fund Mergers. Evergreen Municipal Bond Fund will be the accounting survivor following the State Specific Municipal Bond Fund Mergers.

	Alabama Municipal Bond Fund	Municipal Bond Fund	Pro Forma Adjustments (assuming all of the proposed mergers with the State Specific Municipal Bond Funds had occurred)	Municipal Bond Fund (Pro Forma) (assuming all of the proposed mergers with the State Specific Municipal Bond Funds had occurred)

Net Assets
Class A	$1,738,102	$832,186,269	$218,230,283	$1,052,154,654
Class B	$144,602	$24,971,259	$58,628,494	$83,744,355
Class C	$1,633,890	$45,920,457	$29,704,701	$77,259,048
Class I	$34,284,953	$393,262,490	$843,230,114	$1,270,777,557

Total Net Assets	$37,801,547	$1,296,340,475	$1,149,793,592	$2,483,935,614

Net Asset Value Per Share
Class A	$10.24	$7.46		$7.46
Class B	$10.24	$7.46		$7.46
Class C	$10.24	$7.46		$7.46
Class I	$10.24	$7.46		$7.46
Shares Outstanding
Class A	169,690	111,495,202	29,301,255	140,966,147
Class B	14,118	3,345,623	7,860,204	11,219,945
Class C	159,524	6,152,360	4,039,164	10,351,048
Class I	3,347,350	52,689,165	114,221,999	170,258,514

Total Shares Outstanding	3,690,682	173,682,350	155,422,622	332,795,654

          The tables set forth above assume the mergers were consummated on May 31, 2007, and are for informational purposes only. No assurance can be given as to how many shares of Municipal Bond Fund will be received by the shareholders of Alabama Municipal Bond Fund on the date the Merger takes place, and the foregoing should not be relied upon to reflect the number of shares of Municipal Bond Fund that actually will be received on or after such date. The actual number of shares to be received will depend upon the net asset value and number of shares outstanding of each Fund at the Valuation Date.

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Distribution of Shares

          EIS acts as principal underwriter of the shares of Alabama Municipal Bond Fund and Municipal Bond Fund. EIS distributes each Fund’s shares directly or through broker-dealers, banks (including Wachovia Bank, N.A.), or other financial intermediaries. Alabama Municipal Bond Fund and Municipal Bond Fund offer four classes of shares: Class A, Class B, Class C and Class I. Each class has a separate distribution arrangement and bears its own distribution expenses. (See “Distribution-Related and Shareholder Servicing-Related Expenses” below).

          In the proposed Merger, Alabama Municipal Bond Fund shareholders will receive shares of Municipal Bond Fund having the same class designation and the same arrangements with respect to the imposition of Rule 12b-1 distribution and service fees as the shares they currently hold. Because the Merger will be effected at net asset value without the imposition of a sales charge, Alabama Municipal Bond Fund shareholders will receive Municipal Bond Fund shares without paying any front-end sales charge or CDSC as a result of the Merger. Municipal Bond Fund Class B and Class C shares received by Alabama Municipal Bond Fund shareholders as a result of the Merger will continue to be subject to a CDSC upon subsequent redemption, but the CDSC will be based on the date of the original purchase of Alabama Municipal Bond Fund shares and will be subject to the CDSC schedule applicable to Alabama Municipal Bond Fund shares on the date of the original purchase of such shares.

          The following is a summary description of the charges and fees applicable to the Class A, Class B, Class C and Class I shares of Municipal Bond Fund. More detailed descriptions of the distribution arrangements applicable to the classes of shares are contained in each Fund’s prospectus and statement of additional information.

          Class A Shares. Class A shares may pay a front-end initial sales charge of up to 4.75% of the offering price and, as indicated below, are subject to distribution-related fees. For a description of the front-end sales charge applicable to the purchase of Class A shares see “How to Choose the Share Class that Best Suits You” in the prospectus of Municipal Bond Fund. No front-end sales charge will be imposed on Class A shares of Municipal Bond Fund received by Alabama Municipal Bond Fund shareholders as a result of the Merger.

          Class B Shares. Class B shares are sold without a front-end sales charge but are subject to a CDSC, which ranges from 5.00% to 1.00% if shares are redeemed within six years. In addition, Class B shares are subject to distribution-related fees and shareholder servicing-related fees as described below. Class B shares automatically convert to Class A shares after eight years. For purposes of determining when Class B shares issued in the Merger to shareholders of Alabama Municipal Bond Fund will convert to Class A shares, the holding period of the shares of Municipal Bond Fund received by each shareholder of Alabama Municipal Bond Fund will include the period during which the shares of Alabama Municipal Bond Fund exchanged therefor were held by such shareholder.

          Class B shares are subject to higher distribution-related fees than the corresponding Class A shares on which a front-end sales charge is imposed (until they convert to Class A shares). The higher distribution-related fees mean a higher expense ratio, so Class B shares pay correspondingly lower dividends and may have a lower net asset value than Class A shares of the Fund.

          Class C Shares. Class C shares are sold without a front-end sales charge and are subject to distribution-related and shareholder servicing-related fees. Class C shares are subject to a 1.00% CDSC if such shares are redeemed within one year. Class C shares issued to shareholders of Alabama Municipal Bond Fund in connection with the Merger will continue to be subject to the CDSC schedule in place at the time of their original purchase. Class C shares incur higher distribution-related fees than Class A shares, but unlike Class B shares, do not convert to any other class of shares.

          Class I Shares. Class I shares are sold at net asset value without any front-end sales charges or CDSC and are not subject to distribution-related fees. Class I shares are only available to certain classes of investors as is more fully described in the prospectus for the Fund.

          Additional information regarding the classes of shares of each Fund is included in each Fund’s prospectus and statement of additional information.

          Distribution-Related and Shareholder Servicing-Related Expenses. Each Fund has adopted a Rule 12b-1 plan with respect to its Class A shares under which the class may pay for distribution-related expenses at an annual rate which may not exceed 0.75% of the average daily net assets attributable to the class. Payments with respect to Class A

26

shares are currently limited to 0.30% of the average daily net assets attributable to the class. This amount may be increased to the full plan rate for each Fund by the Trustees without shareholder approval.

          Each Fund has also adopted a Rule 12b-1 plan with respect to its Class B and Class C shares under which each class may pay for distribution-related expenses at an annual rate which may not exceed 1.00% of the average daily net assets attributable to the class. Of the total 1.00% Rule 12b-1 fees, up to 0.25% may be for payment with respect to “shareholder services.” Consistent with the requirements of Rule 12b-1 and the applicable rules of FINRA Regulation, following the Merger, Municipal Bond Fund may make distribution-related and shareholder servicing-related payments with respect to Alabama Municipal Bond Fund shares sold prior to the Merger.

          No Rule 12b-1 plan has been adopted for the Class I shares of either Fund.

          Additional information regarding the Rule 12b-1 plans adopted by each Fund is included in its prospectus and statement of additional information.

Calculating the Share Price

          The value of one share of a Fund, also known as the net asset value (NAV), is calculated by adding up the Fund’s total assets, subtracting all liabilities, and then dividing the result by the total number of shares outstanding. A separate NAV is calculated for each class of shares of a Fund. A Fund’s NAV is normally calculated using the value of the Fund’s assets as of 4:00 p.m. ET on each day the New York Stock Exchange (NYSE) is open for regular trading. The Evergreen funds reserve the right to adjust the time that a Fund calculates its NAV if the NYSE closes earlier than 4:00 p.m. ET or under other unusual circumstances.

          The price per share that you pay when you purchase shares of a Fund, or the amount per share that you receive when you sell shares of a Fund, is based on the next NAV calculated after your purchase or sale order is received (after taking into account any applicable sales charges) and all required information is provided.

VALUING A FUND’S INVESTMENTS

          A Fund must determine the value of the securities in its portfolio in order to calculate its NAV. A Fund generally values portfolio securities by using current market prices. Money market securities and short-term debt securities that mature in 60 days or less, however, are generally valued at amortized cost, which approximates market value.

          Valuing securities at a “fair value”. If a market price for a security is not readily available or is deemed unreliable, a Fund will use a “fair value” of the security as determined under policies established and reviewed periodically by the Board of Trustees. Although intended to approximate the actual value at which securities could be sold in the market, the fair value of one or more of the securities in a Fund’s portfolio could be different from the actual value at which those securities could be sold in the market.

          The following paragraphs identify particular types of securities that are often fair valued. While the Evergreen funds’ fair value policies apply to all of the Evergreen funds, the amount of any particular Fund’s portfolio that is fair valued will vary based on, among other factors, the Fund’s exposure to these types of securities. Since certain Funds invest a substantial amount of their assets in certain of these types of securities, it is possible that fair value prices will be used by a Fund to a significant extent.

          Securities that trade on foreign exchanges and on days when a Fund does not price its shares. Because certain of the securities in which a Fund may invest (e.g., foreign securities that trade on foreign exchanges) may trade on days when the Fund does not price its shares (e.g., days the NYSE is closed), the value of securities the Fund holds may change on days when shareholders will not be able to purchase or sell shares of the Fund. Accordingly, the price of the Fund’s shares will not reflect any such changes until the Fund’s NAV is next calculated. In addition, even on days when the NYSE is open, many foreign exchanges close substantially before 4:00 p.m. ET, and events occurring after such foreign exchanges close may materially affect the values of securities traded in those markets. Therefore, closing market prices for foreign securities may not reflect current values as of the time a Fund values its shares. In such instances, a Fund may fair value such securities.

          Securities quoted in foreign currencies. A Fund that holds securities quoted in foreign currencies will convert such prices into U.S. dollars. Changes in the values of those currencies in relation to the value of the U.S. dollar will

27

affect the Fund’s NAV. Since a Fund normally converts foreign prices into U.S. dollars using exchange rates determined at 2:00 p.m. ET each day the Fund’s NAV is calculated, any changes in the value of a foreign currency after 2:00 p.m. ET normally will not be reflected in the Fund’s NAV that day. However, if an event or development occurs after 2:00 p.m. ET that materially affects a foreign exchange rate, a Fund may value foreign securities in accordance with a later exchange rate.

          Debt securities with more than 60 days to maturity. A Fund will generally value debt securities that mature in more than 60 days for which market prices are unavailable by using matrix pricing or other methods, provided by an independent pricing service or other service, that typically take into consideration such factors as similar security prices, yields, maturities, liquidity and ratings.

Small Account Fee

          The Funds reserve the right to assess a $15 annual low balance fee on each Fund account with a value of less than $1,000. The Funds will not assess this fee on: (i) accounts established under a Systematic Investment Plan (SIP), including IRAs, that have a value of less than $1,000 if the account is less than one year old, (ii) accounts established in connection with the conversion of Class B shares to Class A shares, (iii) employer sponsored retirement and/or qualified plans or (iv) other accounts as may be determined from time to time by the Funds. The Funds will notify a shareholder prior to assessing this fee, so that the shareholder can increase his account balance above the minimum, consolidate his accounts, or liquidate his account. A shareholder may take these actions at any time by contacting his investment professional or Evergreen.

Purchase and Redemption Procedures

          Information concerning applicable sales charges and distribution-related and shareholder servicing-related fees is provided above.

          The minimum initial purchase requirement for Class A, Class B and Class C shares of each Fund is $1,000 while the minimum initial purchase requirement for Class I shares is $1,000,000. There is no minimum for subsequent purchases of shares of either Fund. For more information, see “Shareholder Transactions – Minimum Investments” in each Fund’s prospectus. Each Fund provides for telephone, mail or wire redemption of shares at net asset value, less any CDSC, as next determined after receipt of a redemption request on each day the NYSE is open for trading. Each Fund reserves the right to redeem in kind, under certain circumstances, by paying you the proceeds of a redemption in securities rather than in cash, and to redeem the remaining amount in the account if the account balance falls below the minimum initial purchase amount due to shareholder transactions.

          All funds invested in each Fund are invested in full and fractional shares. The Funds reserve the right to reject any purchase order. Additional information concerning purchases and redemptions of shares, including how each Fund’s net asset value is determined, and the tax consequences of investing in the Funds is contained in each Fund’s prospectus and statement of additional information.

Short-Term Trading Policy

          Excessive short-term trading in a Fund’s shares by investors can be detrimental to the interests of long-term shareholders. Excessive short-term trading may disrupt portfolio management of the Fund, harm Fund performance, create transaction and other administrative costs that are borne by all shareholders and, ultimately, result in a dilution of, or otherwise negatively impact on, the value of the Fund’s shares held by long-term shareholders.

          To limit the negative effects of short-term trading on the Fund, the Fund’s Board of Trustees has adopted certain restrictions on trading by investors. If an investor redeems more than $5,000 (including redemptions that are a part of an exchange transaction) from an Evergreen fund, that investor is “blocked” from purchasing shares of that fund (including purchases that are a part of an exchange transaction) for 30 calendar days after the redemption. The short-term trading policy does not apply to:

•	Money market funds;

•	Evergreen Institutional Enhanced Income Fund; Evergreen Adjustable Rate Fund; and Evergreen Ultra Short Opportunities Fund;

28

•

Systematic investments or exchanges where Evergreen or the financial intermediary maintaining the shareholder account identifies to Evergreen the transaction as a systematic redemption or purchase at the time of the transaction;

•

Rebalancing transactions within certain asset allocation or “wrap” programs where Evergreen or the financial intermediary is able to identify the transaction as part of a firm-approved asset allocation program;

•	Purchases by a “fund of funds” into the underlying fund vehicle and purchases by 529 Plans;

•

Certain transactions involving participants in employer-sponsored retirement plans, including: participant withdrawals due to mandatory distributions, rollovers and hardships; withdrawals of shares acquired by participants through payroll deductions; and, shares acquired or sold by a participant in connection with plan loans; and

•	Purchases below $5,000 (including purchases that are a part of an exchange transaction).

          While the Fund will not monitor trading activity outside the policy above, the Fund reserves the right to reject any purchase or exchange, to terminate an investor’s investment or exchange privileges or to seek additional information, if the Fund determines in its sole discretion that trading activity by the investor may be detrimental to the interests of long-term shareholders. In considering whether trading activity may be detrimental to the interests of long-term shareholders, the Fund considers a number of factors, such as the frequency of trading by the investor, the amount involved in the investor’s trades, and the length of time the investment is held, along with other factors.

          There are certain limitations on the Fund’s ability to detect and prevent short-term trading. For example, while the Fund has access to trading information relating to investors who trade and hold their shares directly with the Fund, the Fund may not have timely access to such information for investors who trade through financial intermediaries such as broker dealers and financial advisors or through retirement plans. Certain financial intermediaries and retirement plans hold their shares or those of their clients through omnibus accounts maintained with the Fund. The Fund may be unable to compel financial intermediaries to apply the Fund’s short-term trading policy described above. The Fund reserves the right, in its sole discretion, to allow financial intermediaries to apply alternative short-term trading policies. The Fund will use reasonable diligence to confirm that such intermediaries are applying the Fund’s short-term trading policy or an acceptable alternative. Consult the disclosure provided by your financial intermediary for any alternative short-term trading policies that may apply to your account. It is possible that excessive short-term trading or trading in violation of the Fund’s trading restrictions may occur despite the Fund’s efforts to prevent them.

Exchange Privileges

          Holders of shares of a class of each Fund may exchange their shares for shares of the same class of any other Evergreen fund. No sales charge is imposed on an exchange. An exchange which represents an initial investment in another Evergreen fund must amount to at least $1,000 for Classes A, B and C shares and $1,000,000 for Class I shares. Also, an exchange is considered both a sale and a purchase of shares and may create a taxable event. Further information regarding the current exchange privileges, the requirements and limitations attendant thereto, and the tax implications are described in each Fund’s prospectus and statement of additional information.

Dividend Policy

          Both Funds distribute their investment company taxable income monthly and their net realized gains at least annually to shareholders of record on the dividend record date. Unless a shareholder chooses otherwise on the account application, all dividend, capital gain and other distribution payments made by the Fund will be reinvested in additional shares of the Fund. Other options are: (i) to reinvest dividends earned in one Fund into an existing account in another Evergreen fund in the same share class and same registration automatically, with capital gains reinvested in the original fund; (ii) to reinvest capital gains but receive all ordinary income dividend distributions in cash; or (iii) to receive all distributions in cash. See each Fund’s prospectus for further information concerning dividends and distributions.

          After the Merger, shareholders of Alabama Municipal Bond Fund who have elected to have their dividends and/or distributions reinvested will have dividends and/or distributions received from Municipal Bond Fund reinvested in shares of Municipal Bond Fund. Shareholders of Alabama Municipal Bond Fund who have elected to receive dividends and/or distributions in cash will receive dividends and/or distributions from Municipal Bond Fund in cash after the Merger, although they may, after the Merger, elect to have such dividends and/or distributions reinvested in additional shares of Municipal Bond Fund.

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          Both Municipal Bond Fund and Alabama Municipal Bond Fund have qualified and intend to continue to qualify to be treated as regulated investment companies under the Code. To remain qualified as a regulated investment company, a Fund must distribute at least 90% of its taxable and tax-exempt income. While so qualified, so long as the Fund distributes all of its net investment company taxable and tax-exempt income and any net realized gains to shareholders, it is expected that the Fund will not be required to pay any federal income taxes on the amounts so distributed. A 4% nondeductible excise tax will be imposed on amounts not distributed if a Fund does not meet certain distribution requirements by the end of each calendar year. Each Fund anticipates meeting such distribution requirements.

INFORMATION ON SHAREHOLDERS’ RIGHTS

Form of Organization

          Alabama Municipal Bond Fund and Municipal Bond Fund are both series of Evergreen Municipal Trust (the “Trust”), which is an open-end management investment company registered with the SEC under the 1940 Act, and which continuously offers shares to the public. The Trust is organized as a Delaware statutory trust and is governed by its Amended and Restated Agreement and Declaration of Trust (referred to hereinafter as the “Declaration of Trust”), its Amended and Restated By-Laws (referred to hereinafter as the “By-Laws”), and applicable Delaware and federal law.

Capitalization

          The beneficial interests in Municipal Bond Fund and Alabama Municipal Bond Fund are represented by an unlimited number of transferable shares of beneficial interest, $0.001 par value per share. Each Fund’s governing documents permit the Trustees to allocate shares into an unlimited number of series, and classes thereof, with rights determined by the Trustees, all without shareholder approval. Fractional shares may be issued by either Fund. Each Fund’s shares represent equal proportionate interests in the assets belonging to the Fund. Except as otherwise required by the 1940 Act or other applicable law, shareholders of each Fund are entitled to receive dividends and other amounts as determined by the Trustees. Shareholders of each Fund vote separately, by class, as to matters, such as approval of or amendments to Rule 12b-1 distribution plans, that affect only their particular class and, by Fund, as to matters, such as approval of or amendments to investment advisory agreements or proposed mergers, that affect only their particular Fund.

Shareholder Liability

          Under Delaware law, shareholders of a Delaware statutory trust are entitled to the same limitation of personal liability extended to stockholders of Delaware corporations. Other than in a limited number of states, no such similar statutory or other authority limiting business trust shareholder liability exists. As a result, to the extent that the Trust or shareholders of the Trust are subject to the jurisdiction of a court that does not apply Delaware law, shareholders of the Trust may be subject to liability. To guard against this risk, the Declaration of Trust of the Trust (a) provides that any written obligation of the Trust may contain a statement that such obligation may only be enforced against the assets of the Trust or the particular series in question and the obligation is not binding upon the shareholders of the Trust; however, the omission of such a disclaimer will not operate to create personal liability for any shareholder; and (b) provides for indemnification out of Trust property of any shareholder held personally liable for the obligations of the Trust. Accordingly, the risk of a shareholder of Evergreen Municipal Trust incurring financial loss beyond that shareholder’s investment because of shareholder liability should be limited to circumstances in which: (i) the court refuses to apply Delaware law; (ii) no contractual limitation of liability was in effect; and (iii) the Trust itself is unable to meet its obligations.

Shareholder Meetings and Voting Rights

          Neither Fund is required to hold annual meetings of shareholders. The Trust does not currently intend to hold regular shareholder meetings. A meeting of shareholders for the purpose of voting upon the question of removal of a Trustee must be called when requested in writing by the holder(s) of at least 10% of the outstanding shares of the Trust. The Trust is required to call a meeting of shareholders for the purpose of electing Trustees if, at any time, less than a majority of the Trustees then holding office were elected by shareholders. Cumulative voting is not permitted. Except when a larger quorum is required by applicable law, 25% of the outstanding shares of a Fund entitled to vote constitutes a quorum for consideration of a matter. For each Fund, when a quorum is present a majority (greater than 50%) of the votes cast is sufficient to act on a matter (unless otherwise specifically required by the applicable governing documents or other law, including the 1940 Act).

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          Under the Declaration of Trust of the Trust, each share of Municipal Bond Fund and Alabama Municipal Bond Fund, respectively, is entitled to one vote for each dollar and a fractional vote for each fraction of a dollar, of net asset value applicable to such share.

Liquidation

          In the event of the liquidation of Municipal Bond Fund or Alabama Municipal Bond Fund, the shareholders are entitled to receive, when and as declared by the Trustees, the excess of the assets belonging to such Fund or attributable to the class over the liabilities belonging to the Fund or attributable to the class. In either case, the assets so distributable to shareholders of the Fund will be distributed among the shareholders in proportion to the number of shares of the class of the Fund held by them and recorded on the books of the Fund.

Liability and Indemnification of Trustees

          Under the Declaration of Trust of the Trust, a Trustee is liable to the Trust and its shareholders only for such Trustee’s own willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the office of Trustee or the discharge of such Trustee’s functions. As provided in the Declaration of Trust, each Trustee of the Trust is entitled to be indemnified against all liabilities against him or her, including the costs of litigation, unless it is determined that the Trustee (i) did not act in good faith in the reasonable belief that such Trustee’s action was in or not opposed to the best interests of the Trust; (ii) had acted with willful misfeasance, bad faith, gross negligence or reckless disregard of such Trustee’s duties; and (iii) in a criminal proceeding, had reasonable cause to believe that such Trustee’s conduct was unlawful (collectively, “disabling conduct”). A determination that the Trustee did not engage in disabling conduct and is, therefore, entitled to indemnification may be based upon the outcome of a court action or administrative proceeding or on a reasonable determination based on the facts by (a) a vote of a majority of a quorum of those Trustees who are neither “interested persons” within the meaning of the 1940 Act nor parties to the proceeding or (b) an independent legal counsel in a written opinion. The Trust may also advance money for such litigation expenses provided that the Trustee undertakes to repay the Trust if his or her conduct is later determined to preclude indemnification and certain other conditions are met.

          The foregoing is only a summary of certain characteristics of the operations of the Declaration of Trust of the Trust, By-Laws and Delaware law and is not a complete description of those documents or law. Shareholders should refer to the provisions of such Declaration of Trust, By-Laws and Delaware law directly for more complete information.

VOTING INFORMATION CONCERNING THE MEETING

          This prospectus/proxy statement is being sent to shareholders of Alabama Municipal Bond Fund in connection with the solicitation of proxies by the Trustees of Evergreen Municipal Trust, to be used at a Special Meeting of Shareholders (the “Meeting”) to be held at 10:00 a.m., Eastern time, on March 20, 2008, at the offices of Evergreen Investments, 200 Berkeley Street, 26th Floor, Boston, Massachusetts 02116-5034, and at any adjournments thereof. This prospectus/proxy statement, along with a Notice of the Meeting and a proxy card, is first being mailed to shareholders of Alabama Municipal Bond Fund on or about January 31, 2008. Only shareholders of record as of the close of business on December 31, 2007 (the “Record Date”) will be entitled to notice of, and to vote at, the Meeting or any adjournment(s) thereof. The costs incurred in connection with the solicitation of proxies and the costs of holding the Meeting will be borne by EIMC or one of its affiliates.

          You can vote by returning your properly executed proxy card in the envelope provided. When you complete and sign your proxy card, the proxies named will vote on your behalf at the Meeting (or any adjournments thereof) as you have indicated. If no choice is specified, your shares will be voted FOR approval of the Plan. If any other matters are properly presented at the Meeting for action, the persons named as proxies will vote in accordance with the views of management of Alabama Municipal Bond Fund. If any other matters about which Alabama Municipal Bond Fund did not have timely notice properly come before the meeting, authorization is given to the proxy holders to vote in accordance with the views of management of Alabama Municipal Bond Fund. Abstentions and “broker non-votes” (i.e., shares held by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or the persons entitled to vote and (ii) the broker or nominee does not have discretionary voting power on a particular matter) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum, and will have the effect of a vote against the Plan. Any proposal for which sufficient favorable votes have been received by the time of the Meeting may be acted upon and considered final regardless of whether the Meeting is adjourned to permit additional solicitation with respect to any other proposal. In certain circumstances in which Alabama Municipal Bond Fund has received sufficient votes to approve a matter being recommended for approval by the Board of Trustees, Alabama Municipal Bond Fund may request that brokers and nominees, in their discretion,

31

withhold submission of broker non-votes in order to avoid the need for solicitation of additional votes in favor of the proposal.

          Shareholders may revoke a proxy prior to the Meeting by giving timely written notice of such revocation to the Fund at the address above, by submitting a subsequent proxy timely and in accordance with the methods prescribed by this prospectus/proxy statement, or by attending the Meeting and voting in person. Any shareholder who has returned a properly executed proxy card, including a broker who may hold shares on your behalf, has the right to revoke it at any time prior to its exercise by attending the Meeting and voting his or her shares in person, by submitting a letter of revocation to the Trust prior to the date of the Meeting, by submitting a later dated and properly executed proxy card to the Trust prior to the date of the Meeting, or by telephone or Internet. Unless revoked, all valid proxies will be voted in accordance with the specifications thereon or, in the absence of such specifications, FOR approval of the Plan.

          Approval of the Plan will require the affirmative vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of Alabama Municipal Bond Fund. A vote of a majority of the outstanding voting securities is defined in the 1940 Act as the lesser of (a) 67% or more of the shares of Alabama Municipal Bond Fund that are present or represented by proxy at the Meeting, if more than 50% of the shares outstanding are present in person or by proxy at the Meeting; or (b) more than 50% of the shares of Alabama Municipal Bond Fund outstanding.

          In voting on the Plan, all classes of Alabama Municipal Bond Fund will vote together as if they were a single class, and each share will be entitled to one vote for each dollar, and a fractional vote for each fraction of a dollar, of net asset value applicable to such share.

          Proxy solicitations will be made primarily by mail, but proxy solicitations may also be made by telephone, through the Internet or personal solicitations conducted by officers and employees of EIMC, its affiliates or other representatives of Alabama Municipal Bond Fund (who will not be paid for their soliciting activities). In addition, The Altman Group, the Fund’s proxy solicitor, may make proxy solicitations and will receive compensation for seeking shareholder votes and answering shareholder questions in an amount estimated to be $1,500. That cost and other expenses of the Meeting and the Merger will be paid by Evergreen Investment Management Company, LLC or one of its affiliates. If you wish to participate in the Meeting, you may submit the proxy card included with this prospectus/proxy statement by mail, vote by telephone or the Internet, or attend the Meeting in person. (See the back of this prospectus/proxy statement for voting instructions.)

          If Alabama Municipal Bond Fund shareholders do not vote to approve the Merger, the Trustees may consider other possible courses of action in the best interests of shareholders. In the event a quorum is not present at the Meeting or in the event that a quorum is present but sufficient votes to approve the proposal are not received, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. The persons named as proxies will vote in favor of adjournment those proxies that they are entitled to vote in favor of the proposal. They will vote against any such adjournment those proxies required to be voted against the proposal. The Meeting, whether or not a quorum is present, may be adjourned from time to time by the vote of a majority of the shares represented at the Meeting, either in person or by proxy; or in his or her discretion by the chair of the Meeting. Abstentions and broker non-votes will not be voted on a motion to adjourn.

          A shareholder who objects to the proposed Merger will not be entitled under either Delaware law or the Declaration of Trust to demand payment for, or an appraisal of, his or her shares. However, shareholders should be aware that the Merger as proposed is not expected to result in recognition of gain or loss to shareholders for federal income tax purposes and that, if the Merger is consummated, shareholders will be free to redeem the shares of Municipal Bond Fund which they receive in the transaction at their then-current net asset value. Shares of Alabama Municipal Bond Fund may be redeemed at any time prior to the consummation of the Merger. Shareholders of Alabama Municipal Bond Fund may wish to consult their tax advisors as to any differing consequences of redeeming Fund shares prior to the Merger or exchanging such shares in the Merger.

          Alabama Municipal Bond Fund does not hold annual shareholder meetings. If the Merger is not approved, shareholders wishing to submit proposals to be considered for inclusion in a proxy statement for a subsequent shareholder meeting should send their written proposals to the Secretary of Evergreen Municipal Trust at the address set forth on the cover of this prospectus/proxy statement so that they will be received by the Fund a reasonable period of time prior to the meeting.

          The votes of the shareholders of Municipal Bond Fund are not being solicited by this prospectus/proxy statement and are not required to carry out the Merger.

          NOTICE TO BANKS, BROKER-DEALERS AND VOTING TRUSTEES AND THEIR NOMINEES. Please advise Alabama Municipal Bond Fund whether other persons are beneficial owners of shares for which proxies

32

are being solicited and, if so, the number of copies of this prospectus/proxy statement needed to supply copies to the beneficial owners of the respective shares.

Shareholder Information

          For each class of Alabama Municipal Bond Fund’s shares entitled to vote at the meeting, the number of shares outstanding as of the Record Date was as follows:

Class of Shares	Number of Shares Outstanding and Entitled to Vote

Class A	174,628
Class B	14,230
Class C	152,238
Class I	2,619,425

All Classes	2,960,520

Alabama Municipal Bond Fund

          As of the Record Date, the officers and Trustees of the Trust owned as a group less than 1% of the outstanding shares of any class of Alabama Municipal Bond Fund. Except as noted below in the table, to the Fund’s knowledge, no persons owned of record 5% or more of any class of shares of the Fund. No person is reflected on the books and records of the Fund as owning beneficially 5% or more of the shares of any class of the Fund as of the Record Date. Any shareholder who holds beneficially 25% or more of the outstanding common shares of the Fund may be deemed to control the Fund until such time as it holds beneficially less than 25% of the outstanding common shares of the Fund. Any entity controlling the Fund may be able to determine the outcome of issues that are submitted to shareholders for vote, including the vote to approve the Plan, and may be able to take action regarding the Fund without the consent or approval of the other shareholders.

Name and Address of Shareholders	Class	Number of Shares	Percentage of Shares of Class Before Merger	Percentage of Shares of Class (assuming only the Merger had occurred)	Percentage of Shares of Class (assuming all of the proposed mergers with the State Specific Municipal Bond Funds had occurred)

First Clearing, LLC IMA Sue Vaughan Trust IMA Sue Vaughan TTEE 1201 Eagle Pass Way Anniston, AL 36207-8710	A	28,007.010	16.04%	0.03%	0.03%
First Clearing, LLC Sandra Lee Kuwica 751 Euclid Cir Birmingham, AL 35213-3009	A	24,379.266	13.96%	0.03%	0.02%
First Clearing, LLC The Estate of Arthur H Apel 504 12th St SE Cullman, AL 35055-5021	A	20,624.892	11.81%	0.03%	0.02%

33

MLPF&S For the Sole Benefit of Its Customers 4800 Deer Lake Dr E 2nd Floor Jacksonville, FL 32246-6484	A	17,986.910	10.30%	0.02%	0.02%
First Clearing, LLC FBO Kitsy T Stracener 10100 Skylark Dr SE Huntsville, AL 35803-2820	A	16,831.506	9.64%	0.02%	0.02%
First Clearing, LLC Sara P Skelton 3324 Smith Sims Rd Trussville, AL 35173-2150	A	13,490.846	7.73%	0.02%	0.01%
First Clearing, LLC Maebell W Apel 504 12th St SE Cullman, AL 35055-5021	A	10,028.060	5.74%	0.01%	0.01%
First Clearing, LLC Clifford M Spencer Jr 3255 Dell Rd Birmingham, AL 35223-1317	B	4,911.397	34.51%	0.16%	0.06%
Pershing, LLC PO Box 2052 Jersey City, NJ 07303-2052	B	4,691.486	32.97%	0.15%	0.06%
First Clearing, LLC Bo Jang Tu 916 Granbury Rd Birmingham, AL 35216-2327	B	2,962.177	20.82%	0.10%	0.04%
First Clearing, LLC Martha Sue Sanders 6500 Keenes Mill Rd Cottondale, AL 35453-1430	B	1,665.240	11.70%	0.06%	0.02%
MS&CO FBO Earl Van Dyke 4200 Stringfield Rd NW Huntsville, AL 35806-1426	C	20,532.489	13.49%	0.39%	0.26%
First Clearing, LLC M Linda Parker PO Box 78 Gadsden, AL 35902-0078	C	20,390.227	13.39%	0.38%	0.25%
Patterson & Co FBO Gabriella Lynn 1525 West Wt Harris Blvd Charlotte, NC 28288-0001	C	20,329.564	13.35%	0.38%	0.25%
First Clearing, LLC Milton E Fullman & Dorothy D Fullman 2380 Savoy St Birmingham, AL 35226-1528	C	12,721.918	8.36%	0.24%	0.16%
MLPF&S For the Sole Benefit of Its Customers 4800 Deer Lake Dr E 2nd Floor Jacksonville, FL 32246-6484	C	10,249.286	6.73%	0.19%	0.13%
First Clearing, LLC Rudolph Alton Tolleson 408 Ferncliff Dr Birmingham, AL 35213-1304	C	9,850.818	6.47%	0.19%	0.12%
First Clearing, LLC Isabel G Boyen Rev Liv Trust 911 6th Ave SE Cullman, AL 35055-4407	C	9,822.777	6.45%	0.19%	0.12%

34

Houvis & Company C/O Regions Bank PO Box 12365 Birmingham, AL 35202-2365	C	7,618.577	5.00%	0.14%	0.10%
Wachovia Bank Cash Acct 1525 W Wt Harris Blvd Charlotte, NC 28288-0001	I	1,922,880.459	73.41%	5.06%	1.78%
Wachovia Bank Cash/Reinvest Acct Trust Accounts 1525 West Wt Harris Blvd Charlotte, NC 28288-0001	I	260,771.682	9.96%	0.69%	0.24%
NFS LLC FEBO Regions Bk DBA Kenneburt Co 250 Riverchase Pkwy E Fl 5 Birmingham, AL 35244-1832	I	168,220.847	6.42%	0.44%	0.16%

Municipal Bond Fund

          As of the Record Date, the officers and Trustees of the Trust owned as a group less than 1% of the outstanding shares of any class of Municipal Bond Fund. Except as noted below in the table, to the Fund’s knowledge, no persons owned of record 5% or more of any class of shares of the Fund. No person is reflected on the books and records of the Fund as owning beneficially 5% or more of the shares of any class of the Fund as of the Record Date. Any shareholder who holds beneficially 25% or more of the outstanding common shares of the Fund may be deemed to control the Fund until such time as it holds beneficially less than 25% of the outstanding common shares of the Fund. Any entity controlling the Fund may be able to determine the outcome of issues that are submitted to shareholders for vote, including the vote to approve the Plan, and may be able to take action regarding the Fund without the consent or approval of the other shareholders.

Name and Address of Shareholders	Class	Number of Shares	Percentage of Shares of Class Before Merger	Percentage of Shares of Class (assuming only the Merger had occurred)	Percentage of Shares of Class (assuming all of the proposed mergers with the State Specific Municipal Bond Funds had occurred)

MLPF&S For the Sole Benefit of Its Customers 4800 Deer Lake Dr E 2nd Floor Jacksonville, FL 32246-6484	A	6,790,870.914	6.14%	6.12%	4.90%
Citigroup Global Markets Inc House Account 333 West 34th Street New York, NY 10001-2402	A	5,824,091.751	5.26%	5.25%	4.20%
MLPF&S For the Sole Benefit of Its Customers 4800 Deer Lake Dr E 2nd Floor Jacksonville, FL 32246-6484	B	336,405.680	8.26%	8.22%	3.04%
MLPF&S For the Sole Benefit of Its Customers 4800 Deer Lake Dr E 2nd Floor Jacksonville, FL 32246-6484	C	901,436.178	12.93%	12.56%	8.31%
Wachovia Bank Cash Acct Trust Accounts 1525 West Wt Harris Blvd Charlotte, NC 28288-0001	I	34,439,726.787	71.93%	66.98%	23.52%
Wachovia Bank Cash/Reinvest Acct Trust Accounts 1525 West Wt Harris Blvd Charlotte, NC 28288-0001	I	9,022,068.353	18.84%	17.55%	6.16%

35

THE TRUSTEES OF EVERGREEN MUNICIPAL TRUST RECOMMEND APPROVAL OF THE PLAN. ANY PROPERLY EXECUTED PROXY CARDS RECEIVED WITHOUT INSTRUCTIONS TO THE CONTRARY WILL BE VOTED IN FAVOR OF APPROVAL OF THE PLAN.

FINANCIAL STATEMENTS

          The Merger SAI incorporates by reference the audited financial statements of Alabama Municipal Bond Fund and Municipal Bond Fund as of August 31, 2007, and May 31, 2007, respectively, including the financial highlights for the periods indicated therein and the reports of KPMG LLP, the Funds’ independent registered public accounting firm, thereon. The Merger SAI also includes unaudited pro forma financial statements.

LEGAL MATTERS

          Certain legal matters concerning the issuance of shares of Municipal Bond Fund will be passed upon by Richards, Layton & Finger, P.A., Wilmington, Delaware.

ADDITIONAL INFORMATION

          Alabama Municipal Bond Fund and Municipal Bond Fund are each subject to the informational requirements of the Securities Exchange Act of 1934 and the 1940 Act, and in accordance therewith file reports and other information including proxy material, and charter documents with the SEC. These items can be inspected and copies may be obtained at prescribed rates at the Public Reference Facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such filings may be available at the following Commission regional offices: 7 World Trade Center, suite 1300, New York, NY 10048; 1401 Brickell Avenue, Suite 200, Miami, FL 33131; 500 West Madison Street, suite 1400, Chicago, IL 60661; 1801 California Street, Suite 4800, Denver, CO 80202; and 5670 Wilshire Boulevard, 11th Floor, Los Angeles, CA 90036. Copies of such materials can also be obtained by mail from the Public Reference Branch, Office of Consumer Affairs and Informational Services, SEC, Washington, D.C. 20549 at prescribed rates or by calling 1-202-551-8090.

OTHER BUSINESS

          The Trustees of Evergreen Municipal Trust do not intend to present any other business at the Meeting. If any other matters are properly presented at the Meeting for action, the persons named as proxies will vote in accordance with the views of management of the Fund.

January 17, 2008

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INSTRUCTIONS FOR EXECUTING PROXY CARD

          The following general rules for signing proxy cards may be of assistance to you and may help to avoid the time and expense involved in validating your vote if you fail to sign your proxy card properly.

1.	INDIVIDUAL ACCOUNTS: Sign your name exactly as it appears in the Registration on the proxy card.

2.	JOINT ACCOUNTS: If joint owners, either party may sign, but the name of the party signing should conform exactly to a name shown in the Registration on the proxy card.

3.	ALL OTHER ACCOUNTS: The capacity of the individual signing the proxy card should be indicated unless it is reflected in the form of Registration. For example:

REGISTRATION	VALID SIGNATURE

CORPORATE ACCOUNTS

(1) ABC Corp.	ABC Corp.
(2) ABC Corp.	John Doe, Treasurer
(3) ABC Corp.	John Doe
c/o John Doe, Treasurer
(4) ABC Corp. Profit Sharing Plan	John Doe, Trustee

TRUST ACCOUNTS

(1) ABC Trust	Jane B. Doe, Trustee
(2) Jane B. Doe, Trustee	Jane B. Doe
u/t/d 12/28/78

CUSTODIAL OR ESTATE ACCOUNTS

(1) John B. Smith, Cust.	John B. Smith
f/b/o John B. Smith, Jr. UGMA
(2) John B. Smith	John B. Smith, Jr., Executor

After completing your proxy card, return it in the enclosed postage-paid envelope.

OTHER WAYS TO VOTE YOUR PROXY

VOTE BY TELEPHONE:

1.	Read the prospectus/proxy statement and have your proxy card at hand.

2.	Call the toll-free number indicated on your proxy card.

3.	Enter the control number found on your proxy card.

4.	Follow the simple recorded instructions.

VOTE BY INTERNET:

1.	Read the prospectus/proxy statement and have your proxy card at hand.

2.	Go to the website indicated on your proxy card and follow the voting instructions.

          The above methods of voting are generally available 24 hours a day. Do not mail the proxy card if you are voting by telephone or Internet. If you have any questions about the proxy card, please call The Altman Group, our proxy solicitor, at (800) 821-8781(toll free).

37

EXHIBIT A

AGREEMENT AND PLAN OF REORGANIZATION

          THIS AGREEMENT AND PLAN OF REORGANIZATION (the “Agreement”) is made as of this 21st day of December, 2007, among Evergreen Municipal Trust, a Delaware statutory trust, with its principal place of business at 200 Berkeley Street, Boston, Massachusetts 02116 (the “Acquiring Fund Trust”), with respect to its Evergreen Municipal Bond Fund series (the “Acquiring Fund”), and Evergreen Municipal Trust, a Delaware statutory trust, with its principal place of business at 200 Berkeley Street, Boston, Massachusetts 02116 (the “Selling Fund Trust”), with respect to its Evergreen Alabama Municipal Bond Fund series (the “Selling Fund”) and Evergreen Investment Management Company, LLC (“EIMC”), as to Article IX only.

          This Agreement is intended to be, and is adopted as, a plan of reorganization and liquidation within the meaning of Section 368(a)(1) of the United States Internal Revenue Code of 1986, as amended (the “Code”). The reorganization (the “Reorganization”) will consist of (i) the transfer of all of the assets of the Selling Fund in exchange solely for Class A, Class B, Class C and Class I shares of beneficial interest of the Acquiring Fund (the “Acquiring Fund Shares”); (ii) the assumption by the Acquiring Fund of all of the liabilities of the Selling Fund; and (iii) the distribution, on or after the Closing Date (as hereinafter defined), of the Acquiring Fund Shares pro rata to the shareholders of the Selling Fund in liquidation of the Selling Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.

          WHEREAS, the Selling Fund and the Acquiring Fund are each a separate investment series of an open-end, registered investment company of the management type and the Selling Fund owns securities that generally are assets of the character in which the Acquiring Fund is permitted to invest;

          WHEREAS, both Funds are authorized to issue their shares of beneficial interest;

          WHEREAS, the Trustees of the Acquiring Fund Trust have determined that the exchange of all of the assets of the Selling Fund for Acquiring Fund Shares and the assumption of the liabilities of the Selling Fund by the Acquiring Fund on the terms and conditions hereinafter set forth are in the best interests of the Acquiring Fund and that the interests of the Acquiring Fund’s existing shareholders will not be diluted as a result of the transactions contemplated herein;

          WHEREAS, the Trustees of the Selling Fund Trust have determined that the Selling Fund should exchange all of its assets and liabilities for Acquiring Fund Shares on the terms and conditions herein set forth, that such exchange is in the best interests of the Selling Fund and that the interests of the Selling Fund’s existing shareholders will not be diluted as a result of the transactions contemplated herein;

          NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

ARTICLE I
TRANSFER OF ASSETS OF THE SELLING FUND IN EXCHANGE FOR THE ACQUIRING FUND SHARES AND ASSUMPTION OF SELLING FUND LIABILITIES AND LIQUIDATION OF THE SELLING FUND

          1.1          THE EXCHANGE. Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Selling Fund agrees to sell, assign, convey, transfer and deliver all of the Selling Fund’s assets as set forth in paragraph 1.2 to the Acquiring Fund. The Acquiring Fund agrees in exchange therefore (i) to deliver to the Selling Fund the number of Acquiring Fund Shares, including fractional Acquiring Fund Shares, computed in the manner and as of the time and date set forth in paragraphs 2.2 and 2.3; and (ii) to assume all of the liabilities of the Selling Fund, as set forth in paragraph 1.3. Such transactions shall take place on the Closing Date provided for in paragraph 3.1.

          1.2          ASSETS TO BE ACQUIRED. The assets of the Selling Fund to be acquired by the Acquiring Fund shall consist of all property, including, without limitation, all cash, securities, commodities, interests in futures

A-1

and dividends or interest receivables (whether accrued or contingent), that are owned by the Selling Fund and any deferred or prepaid expenses shown as an asset on the books of the Selling Fund on the Closing Date.

          The Selling Fund has provided the Acquiring Fund with its most recent audited financial statements, which contain a list of all of the Selling Fund’s assets as of the date thereof. The Selling Fund hereby represents that as of the date of the execution of this Agreement there have been no changes in its financial position as reflected in said financial statements other than those occurring in the ordinary course of its business in connection with the purchase and sale of securities and the payment of its normal operating expenses.

          The Selling Fund will pay or cause to be paid to the Acquiring Fund any interest, cash or such dividends, rights and other payments received by it on or after the Closing Date with respect to the assets to be transferred pursuant to this Agreement and other properties and assets of the Selling Fund, whether accrued or contingent, received by it on or after the Closing Date. Any such distribution shall be deemed included in the assets transferred to the Acquiring Fund at the Closing Date and shall not be separately valued unless the securities in respect of which such distribution is made shall have gone “ex” such distribution prior to the Valuation Date (as hereinafter defined in paragraph 2.1), in which case any such distribution which remains unpaid at the Closing Date shall be included in the determination of the value of the assets of the Selling Fund acquired by the Acquiring Fund.

          1.3          LIABILITIES TO BE ASSUMED. The Acquiring Fund shall assume all of the liabilities of the Selling Fund, whether absolute or contingent, accrued or unaccrued, known or unknown. The Selling Fund will endeavor to discharge prior to the Closing Date all of its known liabilities and obligations that are due and payable as of the Closing Date.

          1.4          LIQUIDATION AND DISTRIBUTION. On or as soon after the Closing Date as is conveniently practicable (the “Liquidation Date”), (a) the Selling Fund will liquidate and distribute pro rata to the Selling Fund’s shareholders of record, determined as of the close of business on the Valuation Date (as hereinafter defined in paragraph 2.1) (the “Selling Fund Shareholders”), the Acquiring Fund Shares received by the Selling Fund pursuant to paragraph 1.1; and (b) the Selling Fund will thereupon proceed to dissolve as set forth in paragraph 1.8 below. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Selling Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the names of the Selling Fund Shareholders and representing the respective pro rata number of the Acquiring Fund Shares due such shareholders. All issued and outstanding shares of the Selling Fund will simultaneously be canceled on the books of the Selling Fund. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.

          1.5          OWNERSHIP OF SHARES. Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund’s transfer agent. Shares of the Acquiring Fund will be issued in the manner described in the Prospectus/Proxy Statement (as defined in paragraph 4.1(o)) which has been distributed to shareholders of the Selling Fund.

          1.6          TRANSFER TAXES. Any transfer taxes payable upon issuance of the Acquiring Fund Shares in a name other than the registered holder of the Selling Fund shares on the books of the Selling Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

          1.7          REPORTING RESPONSIBILITY. Any reporting responsibility of the Selling Fund is and shall remain the responsibility of the Selling Fund up to and including the Closing Date and such later date on which the Selling Fund is terminated.

          1.8          TERMINATION. The Selling Fund shall be terminated promptly following the Closing Date and the making of all distributions pursuant to paragraph 1.4.

ARTICLE II
VALUATION

          2.1          VALUATION OF ASSETS. The value of the Selling Fund’s assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of the close of business on the New York

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Stock Exchange on the business day next preceding the Closing Date (such time and date being hereinafter called the “Valuation Date”), using the valuation procedures set forth in the Acquiring Fund Trust’s Amended and Restated Agreement and Declaration of Trust (the “Acquiring Fund Trust’s Declaration of Trust”) and the Acquiring Fund’s then current prospectus and statement of additional information or such other valuation procedures as shall be mutually agreed upon by the parties.

          2.2          VALUATION OF SHARES. The net asset value per share of the Acquiring Fund Shares shall be the net asset value per share computed as of the close of business on the New York Stock Exchange on the Valuation Date, using the valuation procedures set forth in the Acquiring Fund Trust’s Declaration of Trust and the Acquiring Fund’s then current prospectus and statement of additional information.

          2.3          SHARES TO BE ISSUED. The number of the Acquiring Fund Shares of each class to be issued (including fractional shares, if any) in exchange for the Selling Fund’s assets shall be determined by multiplying the shares outstanding of each class of the Selling Fund by the ratio computed by dividing the net asset value per share of the Selling Fund attributable to such class by the net asset value per share of the respective class of the Acquiring Fund determined in accordance with paragraph 2.2. Holders of Class A, Class B, Class C, and Class I shares of the Selling Fund will receive Class A, Class B, Class C, and Class I shares, respectively, of the Acquiring Fund.

          2.4          DETERMINATION OF VALUE. All computations of value shall be made by State Street Bank and Trust Company in accordance with its regular practice in pricing the shares and assets of the Acquiring Fund. The method of valuation employed will be consistent with the procedures set forth in the prospectus and statement of additional information of the Acquiring Fund. No adjustment shall be made in the net asset value of either the Selling Fund or the Acquiring Fund to take into account differences in realized and unrealized gains and losses.

ARTICLE III
CLOSING AND CLOSING DATE

          3.1          CLOSING DATE. The closing of the Reorganization (the “Closing”) shall take place on or about April 11, 2008 or such other date as the parties may agree to in writing (the “Closing Date”). All acts taking place at the Closing shall be deemed to take place simultaneously immediately prior to the opening of business on the Closing Date unless otherwise provided. The Closing shall be held as of 9:00 a.m. Eastern time at the offices of the Evergreen Funds, 200 Berkeley Street, Boston, MA 02116, or at such other time and/or place as the parties may agree.

          3.2          EFFECT OF SUSPENSION IN TRADING. In the event that on the Valuation Date (a) the New York Stock Exchange or another primary trading market for portfolio securities of the Acquiring Fund or the Selling Fund shall be closed to trading or trading thereon shall be restricted; or (b) trading or the reporting of trading on said Exchange or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Selling Fund is impracticable, the Valuation Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

          3.3          TRANSFER AGENT’S CERTIFICATE. The Selling Fund will cause Evergreen Service Company, LLC, as transfer agent for the Selling Fund, to deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the Selling Fund Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing. Evergreen Service Company, LLC, as transfer agent for the Acquiring Fund, shall deliver at the Closing a certificate as to the opening on the Acquiring Fund’s share transfer books of accounts in the names of the Selling Fund Shareholders. The Acquiring Fund shall issue and deliver or cause Evergreen Service Company, LLC to issue and deliver to the Secretary of the Selling Fund Trust a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date or provide evidence satisfactory to the Selling Fund that such Acquiring Fund Shares have been credited to the Selling Fund’s account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts and other documents as such other party or its counsel may reasonably request.

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ARTICLE IV
REPRESENTATIONS AND WARRANTIES

          4.1         REPRESENTATIONS OF THE SELLING FUND. The Selling Fund represents and warrants to the Acquiring Fund as follows:

(a)          The Selling Fund is a separate investment series of the Selling Fund Trust, a Delaware statutory trust, which has been duly formed and is validly existing, and in good standing under the laws of the State of Delaware, qualified as a foreign association in every jurisdiction where required, except to the extent that failure to so qualify would not have a material adverse effect on the Selling Fund. The Selling Fund Trust has all necessary federal, state and local authorizations to carry on its business as now being conducted and to carry out this Agreement and has the trust power to carry out this Agreement, to own all of its properties and assets, and to carry on its business as presently conducted.

(b)          The Selling Fund Trust is registered as an investment company classified as a management company of the open-end type, and its registration with the Securities and Exchange Commission (the “Commission”) as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), is in full force and effect.

(c)          The current prospectus and statement of additional information of the Selling Fund conform in all material respects to the applicable requirements of the Securities Act of 1933, as amended (the “1933 Act”), and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d)          The Selling Fund Trust with respect to the Selling Fund is not, and the execution, delivery, and performance of this Agreement (subject to shareholder approval) will not result, in violation of any provision of the Selling Fund Trust’s Amended and Restated Agreement and Declaration of Trust (the “Selling Fund Trust’s Declaration of Trust”) or the Selling Fund Trust’s By-Laws or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Selling Fund Trust with respect to the Selling Fund is a party or by which it or its assets are bound.

(e)          The Selling Fund Trust with respect to the Selling Fund has no material contracts or other commitments with respect to the Selling Fund (other than this Agreement) that will be terminated with liability to it prior to the Closing Date, except for liabilities, if any, to be discharged as provided in paragraph 1.3 hereof, or reflected in the Statement of Assets and Liabilities as provided in paragraph 7.2. The Selling Fund Trust is not party to any outstanding material contracts with respect to the Selling Fund, other than as are disclosed in the Selling Fund’s registration statement on Form N-1A.

(f)          Except as otherwise disclosed in writing to and accepted by the Acquiring Fund, no litigation, administrative proceeding, or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Selling Fund Trust with respect to the Selling Fund or any of its properties or assets, which assert liability on the part of the Selling Fund Trust with respect to the Selling Fund. Except as disclosed by the Selling Fund Trust to the Acquiring Fund, the Selling Fund Trust knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially and adversely affects its business with respect to the Selling Fund or its ability to consummate the transactions contemplated herein.

(g)          The audited financial statements of the Selling Fund at August 31, 2007 have been prepared in accordance with generally accepted accounting principles consistently applied, and such statements (copies of which have been furnished to the Acquiring Fund) fairly reflect the financial condition of the Selling Fund as of such date, and there are no known contingent liabilities of the Selling Fund as of such date not disclosed therein, and the statements of operations and changes in net assets included therein fairly reflect the results of its operations and changes in net assets for the periods covered thereby, in conformity with generally accepted accounting principles. Prior to the Closing Date, the Selling Fund will endeavor to quantify and to reflect on its balance sheet all of its material known liabilities and will advise the Acquiring Fund of all material liabilities, contingent or otherwise, incurred by it subsequent to August 31, 2007, whether or not incurred in the ordinary course of business.

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(h)          Since August 31, 2007 there has not been any material adverse change in the Selling Fund’s financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by the Selling Fund Trust with respect to the Selling Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund. For the purposes of this subparagraph (h), a decline in the net asset value of the Selling Fund shall not constitute a material adverse change.

(i)          At the Closing Date, all federal and other tax returns and reports of the Selling Fund required by law to have been filed by such date shall have been filed, and all federal and other taxes shown due on said returns and reports shall have been paid, or provision shall have been made for the payment thereof. At the Closing Date, Selling Fund will have adequately provided for any and all tax liabilities on its books. To the best of the Selling Fund’s knowledge, no such return is currently under audit, no assessment has been asserted with respect to such returns. Selling Fund has not had any tax deficiency or liability asserted against it or question with respect thereto raised.

(j)          For each fiscal year of its operation and through the Closing Date, the Selling Fund currently meets and has met at all times since its inception or will meet the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.

(k)          All issued and outstanding shares of the Selling Fund are, and at the Closing Date will be, duly authorized and validly issued and outstanding, fully paid and, subject to Article IV of its governing instrument, non-assessable by the Selling Fund. All of the issued and outstanding shares of beneficial interest of the Selling Fund shall have been offered for sale and sold in conformity with all applicable federal and state securities laws (including any applicable exemptions therefrom), or the Selling Fund has taken any action necessary to remedy any prior failure to have offered for sale and sold such shares in conformity with such laws. All of the issued and outstanding shares of the Selling Fund will, at the time of the Closing Date, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.3. The Selling Fund does not have outstanding any options, warrants, or other rights to subscribe for or purchase any of the Selling Fund shares, nor any security convertible into any of the Selling Fund shares.

(l)          At the Closing Date, the Selling Fund Trust with respect to the Selling Fund will have good and marketable title to the Selling Fund’s assets to be transferred to the Acquiring Fund pursuant to paragraph 1.2 and full right, power, and authority to sell, assign, transfer, and deliver such assets hereunder, and, upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions, liens or encumbrances on the full transfer thereof, including such restrictions as might arise under the 1933 Act, other than as disclosed to the Acquiring Fund and accepted by the Acquiring Fund.

(m)         The execution, delivery, and performance of this Agreement have been duly authorized by all necessary action on the part of the Selling Fund Trust and, subject to approval by the Selling Fund’s shareholders, this Agreement constitutes a valid and binding obligation of the Selling Fund Trust enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors’ rights and to general equity principles.

(n)          The information furnished by the Selling Fund to the Acquiring Fund for use in no-action letters, applications for orders, registration statements, proxy materials, and other documents that may be necessary in connection with the transactions contemplated hereby is accurate and complete in all material respects and complies in all material respects with federal securities and other laws and regulations thereunder applicable thereto.

(o)          The Selling Fund has provided the Acquiring Fund with information reasonably necessary for the preparation of a prospectus, which included the proxy statement of the Selling Fund (the “Prospectus/Proxy Statement”), all of which was included in a Registration Statement on Form N-14 of the Acquiring Fund Trust on behalf of the Acquiring Fund (the “Registration Statement”), in compliance with the 1933 Act, the

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Securities Exchange Act of 1934, as amended (the “1934 Act”) and the 1940 Act in connection with the meeting of the shareholders of the Selling Fund to approve this Agreement and the transactions contemplated hereby. As of the effective date of the Registration Statement, the date of the meeting of the shareholders of the Selling Fund and the Closing Date, the Prospectus/Proxy Statement and the Registration Statement, including the documents contained or incorporated therein by reference, insofar as it relates to the Selling Fund Trust or the Selling Fund, (i) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading and (ii) will comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder; provided, however, that none of the representations and warranties in this subsection shall apply to statements in or omissions from the Registration Statement or the Prospectus/Proxy Statement made in reliance upon and in conformity with information furnished by the Acquiring Fund to the Selling Fund for use in the Registration Statement or the Prospectus/Proxy Statement.

(p)          No registration under the 1933 Act of any of the securities described in paragraph 1.2 would be required if they were, as of the time of such transfer, the subject of a public distribution by either of the Acquiring Fund or the Selling Fund, except as previously disclosed to the Acquiring Fund by the Selling Fund.

(q)          No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Selling Fund Trust of the transactions contemplated by this Agreement, except such as may be required under the 1933 Act, the 1934 Act, the 1940 Act, and state insurance, securities or blue sky laws (which term as used herein shall include the laws of the District of Columbia and of Puerto Rico).

(r)          The books and records of the Selling Fund made available to the Acquiring Fund and/or its counsel are substantially true and correct and contain no material misstatements or omissions with respect to the operations of the Selling Fund.

(s)          At the Closing Date, the Selling Fund will have sold such of its assets, if any, as are necessary to assure that, after giving effect to the acquisition of the assets of the Selling Fund pursuant to this Agreement, the Acquiring Fund will remain in compliance with such mandatory investment restrictions as are set forth in its registration statement on Form N-1A, as amended through the Closing Date. Notwithstanding the foregoing, nothing herein will require the Selling Fund to dispose of any assets if, in the reasonable judgment of the Selling Fund, such disposition would adversely affect the tax-free nature of the reorganization or would violate the Selling Fund’s fiduciary duty to its shareholders.

          4.2         REPRESENTATIONS OF THE ACQUIRING FUND. The Acquiring Fund represents and warrants to the Selling Fund as follows:

(a)          The Acquiring Fund is a separate investment series of the Acquiring Fund Trust, a Delaware statutory trust which has been duly formed and is validly existing and in good standing under the laws of the State of Delaware, qualified as a foreign association in every jurisdiction where required, except to the extent that failure to so qualify would not have a material adverse effect on the Acquiring Fund. The Acquiring Fund Trust has all necessary federal, state and local authorizations to carry on its business as now being conducted and to carry out this Agreement and has the trust power to carry out this agreement, to own all of its properties and assets, and to carry on its business as presently conducted.

(b)          The Acquiring Fund Trust is registered as an investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act is in full force and effect.

(c)          The current prospectus, statement of additional information and registration statement on Form N-1A of the Acquiring Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue

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statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d)          The Acquiring Fund Trust with respect to the Acquiring Fund is not, and the execution, delivery and performance of this Agreement will not result, in violation of the Acquiring Fund Trust’s Declaration of Trust or the Acquiring Fund Trust’s By-Laws or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Acquiring Fund Trust with respect to the Acquiring Fund is a party or by which it is bound.

(e)          Except as otherwise disclosed in writing to the Selling Fund and accepted by the Selling Fund, no litigation, administrative proceeding or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Acquiring Fund Trust with respect to the Acquiring Fund or any of its properties or assets, which assert liability on the part of the Acquiring Fund Trust with respect to the Acquiring Fund. Except as disclosed by the Acquiring Fund Trust to the Selling Fund, the Acquiring Fund Trust knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially and adversely affects its business with respect to the Acquiring Fund or its ability to consummate the transactions contemplated herein.

(f)          The audited financial statements of the Acquiring Fund at May 31, 2007 have been prepared in accordance with generally accepted accounting principles consistently applied, and such statements (copies of which have been furnished to the Selling Fund) fairly reflect the financial condition of the Acquiring Fund as of such date, and there are no known contingent liabilities of the Acquiring Fund as of such date not disclosed therein, and that statements of operations and changes in net assets included therein fairly reflect the results of its operations and changes in net assets for the periods covered thereby, in conformity with generally accepted accounting principles.

(g)          Since May 31, 2007 there has not been any material adverse change in the Acquiring Fund’s financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund Trust with respect to the Acquiring Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Selling Fund. For the purposes of this subparagraph (g), a decline in the net asset value of the Acquiring Fund shall not constitute a material adverse change.

(h)          At the Closing Date, all federal and other tax returns and reports of the Acquiring Fund required by law to have been filed by such date shall have been filed, and all federal and other taxes shown due on said returns and reports shall have been paid, or provision shall have been made for the payment thereof. At the Closing Date, Acquiring Fund will have adequately provided for any and all tax liabilities on its books. To the best of the Acquiring Fund’s knowledge, no such return is currently under audit, no assessment has been asserted with respect to such returns. Acquiring Fund has not had any tax deficiency or liability asserted against it or question with respect thereto raised.

(i)          For each fiscal year of its operation and through the Closing Date, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.

(j)          All issued and outstanding Acquiring Fund Shares have been or will be offered for sale and sold in conformity with all applicable federal and state securities laws (including any applicable exemptions therefrom), and are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and, subject to Article IV of its governing instrument, non-assessable. The Acquiring Fund does not have outstanding any options, warrants, or other rights to subscribe for or purchase any Acquiring Fund Shares, nor is there outstanding any security convertible into any Acquiring Fund Shares.

(k)          The execution, delivery, and performance of this Agreement have been duly authorized by all necessary action on the part of the Acquiring Fund Trust, and this Agreement constitutes a valid and binding obligation of the Acquiring Fund Trust enforceable in accordance with its terms, subject as to

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enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors’ rights and to general equity principles.

(l)          The Acquiring Fund Shares to be issued and delivered to the Selling Fund, for the account of the Selling Fund Shareholders, pursuant to the terms of this Agreement will, at the Closing Date, have been duly authorized and, when so issued and delivered, will be duly, legally, and validly issued shares of the Acquiring Fund, and will be fully paid and non-assessable and no shareholder of the Acquiring Fund will have any preemptive right of subscription or purchase in respect thereof, and will be in compliance with all applicable federal and state securities laws.

(m)          The information furnished by the Acquiring Fund to the Selling Fund for use in no-action letters, applications for orders, registration statements, proxy materials, and other documents that may be necessary in connection with the transactions contemplated hereby is accurate and complete in all material respects and complies in all material respects with federal securities and other laws and regulations thereunder applicable thereto.

(n)          As of the effective date of the Registration Statement, the date of the meeting of the shareholders of the Selling Fund and the Closing Date, the Prospectus/Proxy Statement and the Registration Statement, insofar as it relates to the Acquiring Fund Trust or the Acquiring Fund, (i) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading and (ii) will comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder; provided, however, that none of the representations and warranties in this subsection shall apply to statements in or omissions from the Registration Statement or the Prospectus/Proxy Statement made in reliance upon and in conformity with information furnished by the Selling Fund to the Acquiring Fund for use in the Registration Statement or the Prospectus/Proxy Statement.

(o)          The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act, and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue its operations after the Closing Date.

(p)          No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Acquiring Fund Trust of the transactions contemplated by this Agreement, except such as may be required under the 1933 Act, the 1934 Act, the 1940 Act, and state insurance, securities or blue sky laws (which term as used herein shall include the laws of the District of Columbia and of Puerto Rico).

ARTICLE V
COVENANTS OF THE ACQUIRING FUND AND THE SELLING FUND

          5.1         OPERATION IN ORDINARY COURSE. The Acquiring Fund and the Selling Fund each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include customary dividends and distributions.

          5.2         INVESTMENT REPRESENTATION. The Selling Fund represents and warrants that the Acquiring Fund Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

          5.3         APPROVAL BY SHAREHOLDERS. The Selling Fund Trust will call a meeting of the shareholders of the Selling Fund to act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

          5.4         ADDITIONAL INFORMATION. The Selling Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of shares of the Selling Fund.

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          5.5          FURTHER ACTION. Subject to the provisions of this Agreement, the Acquiring Fund and the Selling Fund will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including any actions required to be taken after the Closing Date.

          5.6          STATEMENT OF EARNINGS AND PROFITS. As promptly as practicable, but in any case within sixty days after the Closing Date, the Selling Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Selling Fund for federal income tax purposes that will be carried over by the Acquiring Fund as a result of Section 381 of the Code, and which will be reviewed by KPMG LLP and certified by the Selling Fund Trust’s President and Treasurer.

          5.7          DISSOLUTION. The Selling Fund agrees that the liquidation and dissolution of the Selling Fund will be effected in the manner provided in the Selling Fund Trust’s Declaration of Trust in accordance with applicable law and that on and after the Closing Date, the Selling Fund shall not conduct any business except in connection with its liquidation and dissolution.

ARTICLE VI
CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLING FUND

          The obligations of the Selling Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date, and, in addition thereto, the following further conditions:

          6.1          All representations, covenants, and warranties of the Acquiring Fund contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, and the Acquiring Fund shall have delivered to the Selling Fund a certificate executed in its name by a duly authorized officer of the Acquiring Fund Trust, in form and substance reasonably satisfactory to the Selling Fund and dated as of the Closing Date, to such effect and as to such other matters as the Selling Fund shall reasonably request, including that the Acquiring Fund has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied under this Agreement at or prior to each of such dates.

          6.2          The Selling Fund shall have received on the Closing Date an opinion from counsel to the Acquiring Fund Trust, Richards, Layton, & Finger PA and/or Ropes & Gray LLP, reasonably acceptable to the officers of the Selling Fund, dated as of the Closing Date, in a form reasonably satisfactory to the Selling Fund, covering the following points:

          (a)           The Acquiring Fund has been duly established as a separate investment series of the Acquiring Fund Trust. The Acquiring Fund Trust is a Delaware statutory trust, duly formed and validly existing under the laws of the State of Delaware and has the requisite trust power to own all its properties and to carry on its business all as described in its governing instrument. The Acquiring Fund Trust has the trust power and authority to execute, deliver and perform its obligations under this Agreement;

          (b)          the Acquiring Fund Shares to be delivered to the Selling Fund as provided for by this Agreement are duly authorized and upon such delivery will be validly issued and will be fully paid and, subject to Article IV of its governing instrument, non-assessable beneficial interests in the Acquiring Fund Trust with respect to the Acquiring Fund and, under its governing instrument, no shareholder of the Acquiring Fund has any preemptive right or similar rights in respect thereof;
          (c)          this Agreement has been duly authorized, executed and delivered by Acquiring Fund Trust on behalf of the Acquiring Fund and, assuming that the current prospectus of the Acquiring Fund, the Registration Statement and the Prospectus/Proxy Statement comply with the 1933 Act, the 1934 Act and the 1940 Act and assuming due authorization, execution and delivery of this Agreement by the Selling Fund Trust on behalf of the Selling Fund, is a valid and binding obligation of the Acquiring Fund Trust enforceable against the Acquiring Fund Trust in accordance with its terms;

          (d)          the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, violate the Acquiring Fund Trust’s Declaration of Trust or the Acquiring Fund Trust’s

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By-Laws, any law, rule or regulation of the State of Delaware applicable to the Acquiring Fund Trust or any provision of any material agreement known to such counsel to which the Acquiring Fund Trust with respect to the Acquiring Fund is a party or by which it is bound;

          (e)          no consent, approval, authorization or order of any court or governmental authority is required for the consummation by Acquiring Fund Trust on behalf of the Acquiring Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act and such as may be required under state securities or blue sky laws; and

          (f)          the Registration Statement has become effective under the 1933 Act, and to best of the knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement has been issued by the Commission and no proceedings for that purpose have been instituted or are pending or contemplated under the 1933 Act.

          Such opinion shall contain such assumptions and limitations as shall be in the opinion of Richards, Layton, & Finger PA and/or Ropes & Gray LLP or such other counsel appropriate to render the opinions expressed therein.

          In this paragraph 6.2, references to the Prospectus/Proxy Statement include and relate to only the text of such Prospectus/Proxy Statement and not to any exhibits or attachments thereto or to any documents incorporated by reference therein.

          6.3          The Acquiring Fund Trust, on behalf of the Acquiring Fund, shall have executed and delivered to the Selling Fund an Assumption of Liabilities dated as of the Closing Date pursuant to which the Acquiring Fund will assume all of the liabilities of the Selling Fund existing at the Valuation Date in connection with the transactions contemplated by this Agreement, other than liabilities arising pursuant to this Agreement.

          6.4          All actions taken by Acquiring Fund Trust on behalf of the Acquiring Fund in connection with the transactions contemplated by this Agreement and all documents incidental thereto shall be satisfactory in form and substance to the Selling Fund and its counsel.

ARTICLE VII
CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND

          The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Selling Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

          7.1          All representations, covenants, and warranties of the Selling Fund contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, and the Selling Fund shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in its name by a duly authorized officer of the Selling Fund Trust, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to such effect and as to such other matters as the Acquiring Fund shall reasonably request, including that the Selling Fund has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied under this Agreement at or prior to each of such dates.

          7.2          The Selling Fund shall have delivered to the Acquiring Fund a statement of the Selling Fund’s assets and liabilities, with values determined as provided in Article II of this Agreement, together with a list of the Selling Fund’s portfolio securities showing the tax costs of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer or Assistant Treasurer of the Selling Fund Trust, together with any such other evidence as to such tax cost as the Acquiring Fund may reasonably request.

          7.3          The Acquiring Fund shall have received on the Closing Date an opinion from counsel to the Selling Fund Trust, Richards, Layton, & Finger PA and/or Ropes & Gray LLP, reasonably acceptable to the officers of the Acquiring Fund, dated as of the Closing Date, in a form reasonably satisfactory to the Acquiring Fund, covering the following points:

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(a)          The Selling Fund has been duly established as a separate investment series of the Selling Fund Trust. The Selling Fund Trust is a Delaware statutory trust, duly formed and validly existing under the laws of the State of Delaware and has the requisite trust power to own all of its properties and to carry on its business all as described in its governing instrument. The Selling Fund Trust has the power and authority to execute, deliver and perform its obligations under this Agreement;

(b)          This Agreement has been duly authorized, executed and delivered by the Selling Fund Trust on behalf of the Selling Fund and, assuming that the current prospectus of the Acquiring Fund, the Registration Statement and the Prospectus/Proxy Statement comply with the 1933 Act, the 1934 Act and the 1940 Act and assuming due authorization, execution and delivery of this Agreement by Selling Fund Trust on behalf of the Selling Fund, is a valid and binding obligation of the Selling Fund Trust enforceable against the Selling Fund Trust in accordance with its terms;

(c)          The execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, violate the Selling Fund Trust’s Declaration of Trust or the Selling Fund Trust’s By-Laws, any law, rule or regulation of the State of Delaware applicable to the Selling Fund Trust or any provision of any material agreement known to such counsel to which the Selling Fund Trust is a party or by which it is bound; and

(d)          to the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Selling Fund Trust on behalf of the Selling Fund of the transactions contemplated hereby, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act and such as may be required under state securities or blue sky laws.

          Such opinion shall contain such other assumptions and limitations as shall be in the opinion of Richards, Layton, & Finger PA and/or Ropes & Gray LLP or such other counsel appropriate to render the opinions expressed therein.

          In this paragraph 7.3, references to the Prospectus/Proxy Statement include and relate to only the text of such Prospectus/Proxy Statement and not to any exhibits or attachments thereto or to any documents incorporated by reference therein.

          7.4         The Selling Fund’s custodian shall have delivered to the Acquiring Fund a certificate identifying all of the assets of the Selling Fund held or maintained by such custodian as of the Valuation Date.

          7.5         The Selling Fund’s transfer agent shall have provided to the Acquiring Fund (i) the originals or true copies of all of the records of the Selling Fund in the possession of such transfer agent as of the Closing Date, (ii) a certificate setting forth the number of shares of each class of the Selling Fund outstanding as of the Valuation Date, and (iii) the name and address of each holder of record of any shares and the number of shares held of record by each such shareholder.

          7.6         All actions taken by the Selling Fund Trust on behalf of the Selling Fund in connection with the transactions contemplated by this Agreement and all documents incidental thereto shall be satisfactory in form and substance to the Acquiring Fund and its counsel.

          7.7         The assets of the Selling Fund to be acquired by the Acquiring Fund will include no assets which the Acquiring Fund, by reason of charter limitations or of investment restrictions disclosed in its registration statement in effect on the Closing Date, may not properly acquire. Notwithstanding the foregoing, nothing herein will require the Selling Fund to dispose of any assets if, in the reasonable judgment of the Selling Fund, such disposition would adversely affect the tax-free nature of the reorganization or would violate the Selling Fund’s fiduciary duty to its shareholders.

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ARTICLE VIII
FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING
FUND AND THE SELLING FUND

          If any of the conditions set forth below do not exist on or before the Closing Date with respect to the Selling Fund or the Acquiring Fund, either party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

          8.1         This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Selling Fund in accordance with applicable law, the provisions of the Selling Fund Trust’s Declaration of Trust, the Selling Fund Trust’s By-Laws, and the Prospectus/Proxy Statement and certified copies of the resolutions evidencing such approval shall have been delivered to the Acquiring Fund. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Selling Fund may waive the conditions set forth in this paragraph 8.1.

          8.2         On the Closing Date, the Commission shall not have issued an unfavorable report under Section 25(b) of the 1940 Act, nor instituted any proceeding seeking to enjoin the consummation of the transactions contemplated by this Agreement under Section 25(c) of the 1940 Act and no action, suit or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

          8.3         All required consents of other parties and all other consents, orders, and permits of federal, state and local regulatory authorities (including those of the Commission and of state Blue Sky securities authorities, including any necessary “no-action” positions of and exemptive orders from such federal and state authorities) to permit consummation of the transactions contemplated hereby shall have been obtained.

          8.4         The Registration Statement shall have become effective under the 1933 Act, and no stop orders suspending the effectiveness of the Registration Statement shall have been issued by the Commission and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

          8.5         The Selling Fund shall have declared a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the Selling Fund Shareholders all of the Selling Fund’s (i) net investment company taxable income (computed without regard to any deduction for dividends paid) and any net tax exempt income, each for all taxable periods ending on or prior to the Closing Date and (ii) all of the net capital gains realized in all taxable periods ending on or prior to the Closing Date (after reduction for any capital loss carry forward).

          8.6         The parties shall have received a favorable opinion of Ropes & Gray LLP addressed to the Acquiring Fund and the Selling Fund substantially to the effect that, although not free from doubt, for federal income tax purposes:

(a)          The transfer of all of the Selling Fund assets in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the liabilities of the Selling Fund followed by the distribution of the Acquiring Fund Shares pro rata to the Selling Fund Shareholders in liquidation of the Selling Fund will constitute a “reorganization” within the meaning of Section 368(a)(1)of the Code and the Acquiring Fund and the Selling Fund will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

(b)          Under Section 1032 of the Code, no gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Selling Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the liabilities of the Selling Fund.

(c)          Under Section 361 of the Code, no gain or loss will be recognized by the Selling Fund upon the transfer of the Selling Fund assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the liabilities of the Selling Fund (other than with respect to transferred assets as to which gain or loss is required to be recognized at taxable year end) or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares to Selling Fund Shareholders in exchange for their shares of the Selling Fund.

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(d)          Under Section 354 of the Code, no gain or loss will be recognized by the Selling Fund Shareholders upon the exchange of their Selling Fund shares for the Acquiring Fund Shares in liquidation of the Selling Fund.

(e)          Under Section 358 of the Code, the aggregate tax basis for the Acquiring Fund Shares received by each Selling Fund Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Selling Fund shares exchanged therefor.

(f)          Under Section 1223(1) of the Code, the holding period of the Acquiring Fund Shares received by each Selling Fund Shareholder will include the period during which the Selling Fund shares exchanged therefor were held by such shareholder (provided the Selling Fund shares were held as capital assets on the date of the Reorganization).

(g)          Under Section 362(b) of the Code, Acquiring Fund’s tax basis in Selling Fund assets acquired by the Acquiring Fund in the Reorganization will be the same as the tax basis of such assets in the hands of the Selling Fund immediately prior to the Reorganization.

(h)          Under Section 1223(2) of the Code, the holding period in the hands of the Acquiring Fund of the assets of the Selling Fund acquired by the Acquiring Fund in the Reorganization will include the period during which those assets were held by the Selling Fund.

(i)          The Acquiring Fund will succeed to and take into account the items of the Selling Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

Ropes & Gray LLP will express no view with respect to the effect of the Reorganization on any transferred asset as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year or upon the termination thereof, or (ii) upon the transfer of such asset regardless of whether such a transfer would otherwise be a non-taxable transaction.

The opinion will be based on certain factual certifications made by officers of the Selling Fund and the Acquiring Fund and will also be based on customary assumptions. The opinion will note and distinguish certain published precedent. The opinion is not a guarantee that the tax consequences of the Reorganization will be as described above.

          Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Selling Fund may waive the conditions set forth in this paragraph 8.6.

          8.7         The Acquiring Fund shall have received from KPMG LLP a letter addressed to the Acquiring Fund, in form and substance satisfactory to the Acquiring Fund, to the effect that:

(a) They are independent certified public accountants with respect to the Selling Fund within the meaning of the 1933 Act and the applicable published rules and regulations thereunder;

(b)          On the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the pro forma capitalization tables appearing in the Registration Statement and Prospectus/Proxy Statement have been obtained from and are consistent with the accounting records of the Selling Fund;

(c)          On the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the unaudited pro forma financial statements that are included in the Registration Statement and Prospectus/Proxy Statement agree to the underlying accounting records of the Acquiring Fund and the Selling Fund or with written estimates provided by each Fund’s management, and were found to be mathematically correct; and

(d)          On the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the data utilized in the

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calculations of the pro forma expense ratios appearing in the Registration Statement and Prospectus/Proxy Statement agree with underlying accounting records of the Selling Fund or with written estimates by the Selling Fund’s management and were found to be mathematically correct.

          8.8         Unless waived by the Acquiring Fund, the Acquiring Fund shall have received from KPMG LLP a letter addressed to the Acquiring Fund dated on the Closing Date, in form and substance satisfactory to the Acquiring Fund, to the effect that on the basis of limited procedures agreed upon by the Acquiring Fund (but not an examination in accordance with generally accepted auditing standards), the net asset value per share of the Selling Fund as of the Valuation Date was computed and the valuation of the portfolio was consistent with the valuation practices of the Acquiring Fund.

          8.9         The Selling Fund shall have received from KPMG LLP a letter addressed to the Selling Fund, in form and substance satisfactory to the Selling Fund, to the effect that:

(a) They are independent certified public accountants with respect to the Acquiring Fund within the meaning of the 1933 Act and the applicable published rules and regulations thereunder;

(b)          They had performed limited procedures agreed upon by the Selling Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards) which consisted of a reading of any unaudited pro forma financial statements included in the Registration Statement and Prospectus/Proxy Statement, and making inquiries of appropriate officials of the Acquiring Fund Trust and of the Selling Fund Trust responsible for financial and accounting matters whether such unaudited pro forma financial statements comply as to form in all material respects with the applicable accounting requirements of the 1933 Act and the published rules and regulations thereunder;

(c)          On the basis of limited procedures agreed upon by the Selling Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the pro forma capitalization tables appearing in the Registration Statement and Prospectus/Proxy Statement have been obtained from and are consistent with the accounting records of the Acquiring Fund; and

(d)          On the basis of limited procedures agreed upon by the Selling Fund (but not an examination in accordance with generally accepted auditing standards), the data utilized in the calculations of the pro forma expense ratios appearing in the Registration Statement and Prospectus/Proxy Statement agree with underlying accounting records of the Acquiring Fund or with written estimates by the Acquiring Fund’s management and were found to be mathematically correct.

          8.10       There shall not be any material litigation pending with respect to the matters contemplated by this Agreement.

ARTICLE IX
EXPENSES

          9.1         Except as otherwise provided for herein, all expenses of the transactions contemplated by this Agreement incurred by the Selling Fund and the Acquiring Fund, whether incurred before or after the date of this Agreement, will be borne by EIMC or one of its affiliates. Such expenses include, without limitation, (a) expenses incurred in connection with the entering into and the carrying out of the provisions of this Agreement; (b) expenses associated with the preparation and filing of the Registration Statement under the 1933 Act covering the Acquiring Fund Shares to be issued pursuant to the provisions of this Agreement; (c) registration or qualification fees and expenses of preparing and filing such forms as are necessary under applicable state securities laws to qualify the Acquiring Fund Shares to be issued in connection herewith in each state in which the Selling Fund Shareholders are resident as of the date of the mailing of the Prospectus/Proxy Statement to such shareholders; (d) postage; (e) printing; (f) accounting fees; (g) legal fees; and (h) solicitation costs of the transaction. Notwithstanding the foregoing, the Acquiring Fund shall pay its own federal and state registration fees, and each of the Selling Fund and Acquiring Fund will bear its own brokerage and other similar expenses in connection with the Reorganization.

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ARTICLE X
ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

          10.1       The Acquiring Fund and the Selling Fund agree that neither party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

          10.2       The representations, warranties, and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall not survive the consummation of the transactions contemplated hereunder.

ARTICLE XI
TERMINATION

          11.1       This Agreement may be terminated by the mutual agreement of the Acquiring Fund and the Selling Fund. In addition, either the Acquiring Fund or the Selling Fund may at its option terminate this Agreement at or prior to the Closing Date because:

(a) Of a breach by the other of any representation, warranty, or agreement contained herein to be performed at or prior to the Closing Date, if not cured within 30 days; or

(b) A condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

          11.2       In the event of any such termination, there shall be no liability for damages on the part of either the Acquiring Fund, the Selling Fund, the Acquiring Fund Trust, the Selling Fund Trust, or the respective Trustees or officers, to the other party, but each shall bear the expenses incurred by it incidental to the preparation and carrying out of this Agreement to the extent provided in paragraph 9.1.

ARTICLE XII
AMENDMENTS

          12.1       This Agreement may be amended, modified, or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Selling Fund and the Acquiring Fund; provided, however, that following the meeting of shareholders of the Selling Fund pursuant to paragraph 5.3 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of the Acquiring Fund Shares to be issued to the Selling Fund Shareholders under this Agreement to the detriment of such Selling Fund Shareholders without their further approval.

          12.2       Each of the Selling Fund and the Acquiring Fund, after consultation with counsel and by consent of the Trustees of the Selling Fund Trust, on behalf of the Selling Fund, or the Trustees of the Acquiring Fund Trust, on behalf of the Acquiring Fund, as the case may be, on its behalf or an officer authorized by such Trustees, may waive any condition to their respective obligations hereunder.

ARTICLE XIII
HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT;
LIMITATION OF LIABILITY

          13.1       The Article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

          13.2       This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

          13.3       This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the conflicts of laws provisions thereof.

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          13.4       This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but, except as provided in this paragraph, no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

          13.5       Each of the Acquiring Fund and the Selling Fund represents that there is no person who has dealt with it or either the Selling Fund Trust or the Acquiring Fund Trust who by reason of such dealings is entitled to any broker’s or finder’s or other similar fee or commission arising out of the transactions contemplated by this Agreement.

          13.6       All covenants, agreements, representations and warranties made under this Agreement and any certificates delivered pursuant to this Agreement shall be deemed to have been material and relied upon by each of the parties, notwithstanding an investigation made by them or on their behalf.

          13.7.      This Agreement supersedes all previous correspondence and oral communications between the parties regarding the subject matter hereof, constitutes the only understanding with respect to such subject matter, may not be changed except by a letter of agreement signed by each party hereto.

          13.8       With respect to both the Selling Fund Trust and the Acquiring Fund Trust, the names used herein refer respectively to the trust created and, as the case may be, the Trustees, as trustees but not individually or personally, acting from time to time under organizational documents filed in Delaware, which are hereby referred to and are also on file at the principal offices of the Selling Fund Trust or, as the case may be, the Acquiring Fund Trust. The obligations of the Selling Fund Trust or of the Acquiring Fund Trust entered into in the name or on behalf thereof by any of the Trustees, representatives or agents of the Selling Fund Trust or the Acquiring Fund Trust, as the case may be, are made not individually, but in such capacities, and are not binding upon any of the Trustees, shareholders or representatives of the Selling Fund Trust or, as the case may be, the Acquiring Fund Trust personally, but bind only the trust property, and all persons dealing with the Selling Fund or the Acquiring Fund must look solely to the trust property belonging to the Selling Fund or, as the case may be, the Acquiring Fund for the enforcement of any claims against the Selling Fund or, as the case may be, the Acquiring Fund.

          13.9       Any and all obligations or liabilities arising under or in respect of this Agreement shall be those of the Selling Fund or the Acquiring Fund, as the case may be, and shall not otherwise be obligations or liabilities of the Selling Fund Trust or the Acquiring Fund Trust, and, for clarity, under no circumstances will any other series of the Selling Fund Trust or the Acquiring Fund Trust have any obligation or liability under or in respect of this Agreement or the transactions contemplated hereby.

          IN WITNESS WHEREOF, the parties have duly executed this Agreement, all as of the date first written above.

EVERGREEN MUNICIPAL TRUST WITH RESPECT TO EVERGREEN MUNICIPAL BOND FUND

By:

Name:

Title:

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EVERGREEN MUNICIPAL TRUST WITH RESPECT TO EVERGREEN ALABAMA MUNICIPAL BOND FUND

By:

Name:

Title:

EVERGREEN INVESTMENT MANAGEMENT COMPANY, LLC

Solely for the purposes of Article IX of the Agreement,

By:

Name:

Title:

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EVERGREEN NEW YORK MUNICIPAL BOND FUND
200 Berkeley Street
Boston, MA 02116-5034

January 17, 2008

Dear Shareholder,

                   You are invited to vote on a proposal to merge Evergreen New York Municipal Bond Fund (“New York Municipal Bond Fund”), into Evergreen Municipal Bond Fund (“Municipal Bond Fund”), another mutual fund within the Evergreen family of funds (the “Merger”).

                   The Board of Trustees of Evergreen Municipal Trust has unanimously approved the Merger and recommends that you vote FOR this proposal. The Merger is expected to provide New York Municipal Bond Fund investors a continuing investment in an Evergreen fund that provides income exempt from federal income tax, other than the alternative minimum tax. Unlike the New York Municipal Bond Fund, Municipal Bond Fund does not have a policy to invest a minimum percentage of its assets in municipal securities the interest from which is generally exempt from income taxes in the State of New York, New York City, and the City of Yonkers. As a result, income from an investment in Municipal Bond Fund will generally be subject to applicable state and local income taxes. By contrast, New York Municipal Bond Fund has a policy to invest a minimum percentage of its assets in municipal securities the interest from which is generally exempt from income taxes in the State of New York, New York City, and the City of Yonkers. The tax-equivalent yield (taking into account the effect of federal income tax and income taxes in the State of New York, New York City, and the City of Yonkers) of Municipal Bond Fund after the Merger may be lower than the tax-equivalent yield New York Municipal Bond Fund may have achieved in the absence of the Merger.

          If approved by shareholders, this is how the Merger will work:

•	New York Municipal Bond Fund will transfer all of its assets and all of its liabilities to Municipal Bond Fund.

•

Municipal Bond Fund will issue new shares that will be distributed to you in an amount equal to the value of your New York Municipal Bond Fund shares. You will receive the same class of shares of Municipal Bond Fund that you currently hold of New York Municipal Bond Fund. Although the number of shares you hold may change, the total value of your investment will not change as a result of the Merger.

•	You will not incur any sales charges or similar transaction charges as a result of the Merger.

•	It is expected that the Merger will be a non-taxable event for shareholders for federal income tax purposes.

                  Details about Municipal Bond Fund’s investment goals, portfolio management team, past performance, principal risks, fees, and expenses, along with additional information about the proposed Merger, are contained in the attached prospectus/proxy statement. Please read it carefully.

                  A special meeting of New York Municipal Bond Fund’s shareholders will be held on March 20, 2008. Although you are welcome to attend the meeting in person, you do not need to do so in order to vote your shares. If you do not expect to attend the meeting, please complete, date, sign and return the enclosed proxy card in the postage-paid envelope provided. You may also vote by telephone or the internet by following the voting instructions as outlined at the end of this prospectus/proxy statement.

                  If New York Municipal Bond Fund does not receive your vote after several weeks, you may receive a telephone call from The Altman Group requesting your vote. The Altman Group has been retained to act as our proxy solicitor and will receive approximately $6,000 as compensation for seeking shareholder votes and answering shareholder questions. That cost and any other expenses of the Merger will be paid by Evergreen Investment Management Company, LLC, the investment advisor for New York Municipal Bond Fund and Municipal Bond Fund, or one of its affiliates. If you have any questions about the Merger or the proxy card, please call The Altman Group at (800) 821-8781 (toll-free).

                  Remember, your vote is important to us, no matter how many shares you own. Please take this opportunity to vote. Thank you for taking this matter seriously and participating in this important process.

Sincerely,

Dennis H. Ferro
President and Chief Executive Officer
Evergreen Investment Management Company, LLC

EVERGREEN NEW YORK MUNICIPAL BOND FUND

200 Berkeley Street

Boston, Massachusetts 02116-5034

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 20, 2008

          A Special Meeting (the “Meeting”) of Shareholders of Evergreen New York Municipal Bond Fund (“New York Municipal Bond Fund”), a series of Evergreen Municipal Trust, will be held at the offices of Evergreen Investments, 26th Floor, 200 Berkeley Street, Boston, Massachusetts 02116-5034 on March 20, 2008, at 10:00 a.m., Eastern time, for the following purposes:

1.

To consider and act upon the Agreement and Plan of Reorganization (the “Plan”) dated as of December 21, 2007, providing for the acquisition of all of the assets of New York Municipal Bond Fund by Evergreen Municipal Bond Fund (“Municipal Bond Fund”), a series of Evergreen Municipal Trust, in exchange for shares of Municipal Bond Fund and the assumption by Municipal Bond Fund of all of the liabilities of New York Municipal Bond Fund. The Plan also provides for distribution of those shares of Municipal Bond Fund to shareholders of New York Municipal Bond Fund in liquidation and subsequent termination of New York Municipal Bond Fund. A vote in favor of the Plan is a vote in favor of the liquidation and dissolution of New York Municipal Bond Fund.

2.	To transact any other business which may properly come before the Meeting or any adjournment(s) thereof.

          Any adjournment(s) of the Meeting will be held at the above address. On behalf of New York Municipal Bond Fund, the Board of Trustees of Evergreen Municipal Trust has fixed the close of business on December 31, 2007 as the record date (the “Record Date”). Only shareholders of record as of the close of business on the Record Date will be entitled to notice of, and to vote at, the Meeting or any adjournment(s) thereof.

           IT IS IMPORTANT THAT PROXY CARDS BE RETURNED PROMPTLY. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND IN PERSON ARE URGED TO SIGN WITHOUT DELAY AND RETURN THEIR ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE, OR TO VOTE USING ONE OF THE OTHER METHODS DESCRIBED AT THE END OF THE PROSPECTUS/PROXY STATEMENT SO THAT YOUR SHARES MAY BE REPRESENTED AT THE MEETING. YOUR PROMPT ATTENTION TO THE ENCLOSED PROXY CARD WILL HELP TO AVOID THE EXPENSE OF FURTHER SOLICITATION.

By order of the Board of Trustees of Evergreen Municipal Trust,

Michael H. Koonce
Secretary

January 17, 2008

PROSPECTUS/PROXY STATEMENT DATED JANUARY 17, 2008

INFORMATION RELATING TO THE PROPOSED MERGER
of
EVERGREEN NEW YORK MUNICIPAL BOND FUND
a series of Evergreen Municipal Trust

into
EVERGREEN MUNICIPAL BOND FUND
also a series of Evergreen Municipal Trust

          This prospectus/proxy statement contains information you should know before voting on the proposed merger (the “Merger”) of Evergreen New York Municipal Bond Fund (“New York Municipal Bond Fund”) into Evergreen Municipal Bond Fund (“Municipal Bond Fund,” and together with New York Municipal Bond Fund, the “Funds”), each of which is a series of a registered open-end management investment company. If approved, the Merger will result in your receiving shares of Municipal Bond Fund in exchange for your shares of New York Municipal Bond Fund.

          Please read this prospectus/proxy statement carefully and retain it for future reference. The following documents contain additional information concerning each Fund and/or the Merger and have been filed with the Securities and Exchange Commission (“SEC”).

MORE INFORMATION ABOUT THE FUNDS IS AVAILABLE

See:	How to get these documents:

Prospectus for Classes A, B, C, and I shares of Municipal Bond Fund, dated October 1, 2007, as supplemented, which accompanies this prospectus/proxy statement.

Prospectus for Classes A, B, C, and I shares of New York Municipal Bond Fund, dated August 1, 2007, as supplemented.

Statement of additional information for Municipal Bond Fund, dated October 1, 2007, as supplemented.

Statement of additional information for New York Municipal Bond Fund, dated August 1, 2007, as supplemented.

Annual reports for New York Municipal Bond Fund, dated March 31, 2007 (SEC accession no. 0001379491-07-000087) and for Municipal Bond Fund, dated May 31, 2007 (SEC accession no. 0001379491-07-000129).

Semi-Annual report for New York Municipal Bond Fund, dated September 30, 2007 (SEC accession no. 0001379491-07-000163).

Statement of additional information, dated January 17, 2008, which relates to this prospectus/proxy statement and the Merger (“Merger SAI”).

All of these documents are available to you free of charge if you:

•	Call 800.343.2898, or

•	Write the Funds at 200 Berkeley Street, Boston, Massachusetts 02116-5034.

Shareholders may also obtain many of these documents by accessing the Internet site for the Funds at

•	www.EvergreenInvestments.com.

Shareholders can also obtain any of these documents from the SEC in the following ways:

•	View online and download text-only versions of the Funds’ documents from the EDGAR database on the SEC’s Internet site at www.sec.gov.

•	Review and copy information about the Funds by visiting the Public Reference Room, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-2521.

•

Obtain copies, upon payment of a duplicating fee, by sending an e-mail request to publicinfo@sec.gov or by writing the Public Reference Room at the address above. Information on the operation of the Public Reference Room may be obtained by calling
1-202-551-8090.

To ask questions about this prospectus/proxy statement:

•	Call 1.800.821.8781, or

•	Write to the Funds at 200 Berkeley Street, Boston, Massachusetts 02116-5034.

Both Funds’ SEC file numbers are 811-08367 and 333-36033.

          Information relating to each Fund contained in its prospectus and the Merger SAI is incorporated by reference into this prospectus/proxy statement. New York Municipal Bond Fund’s Financial Highlights for the periods indicated therein, including any notes thereto, contained in the semi-annual report for New York Municipal Bond Fund dated September 30, 2007, and filed with the SEC on Form N-CSRS on December 4, 2007, are incorporated by reference into this prospectus/proxy statement. This means that such information is legally considered to be part of this prospectus/proxy statement.

           The SEC has not approved or disapproved these securities or determined if this prospectus/proxy statement is truthful or complete. Any representation to the contrary is a criminal offense.

          THE SHARES OFFERED BY THIS PROSPECTUS/PROXY STATEMENT ARE NOT DEPOSITS OF A BANK, AND ARE NOT INSURED, ENDORSED OR GUARANTEED BY THE FDIC OR ANY GOVERNMENT AGENCY AND INVOLVE INVESTMENT RISK, INCLUDING POSSIBLE LOSS OF YOUR ORIGINAL INVESTMENT.

           The address of both Funds is 200 Berkeley Street, Boston, Massachusetts 02116-5034 (Telephone: 800.343.2898).

SUMMARY OF THE MERGER

          This section summarizes the primary features and consequences of the Merger. This summary is qualified in its entirety by reference to the information contained elsewhere in this prospectus/proxy statement, the Merger SAI, in each Fund’s prospectus, the financial statements contained in the annual and semi-annual reports, and in each Fund’s statement of additional information, and in the Agreement and Plan of Reorganization (the “Plan”).

What are the key features of the Merger?

          The Plan sets forth the key features of the Merger and generally provides for the following:

•	the transfer of all of the assets of New York Municipal Bond Fund to Municipal Bond Fund in exchange for shares of Municipal Bond Fund;

•	the assumption by Municipal Bond Fund of all of the liabilities of New York Municipal Bond Fund;

•

the liquidation of New York Municipal Bond Fund by distributing the shares of Municipal Bond Fund to New York Municipal Bond Fund’s shareholders in exchange for their shares in the New York Municipal Bond Fund; and

•	the assumption of the costs of the Merger by Evergreen Investment Management Company, LLC or one of its affiliates.

          The Merger is scheduled to take place on or about April 11, 2008. For a more complete description of the Merger, see the Plan, attached as Exhibit A to this prospectus/proxy statement.

          In connection with the Merger, a substantial portion of the securities held by New York Municipal Bond Fund is expected to be disposed of both before and after the Merger. This could result in additional portfolio transaction costs to both Funds and increased taxable distributions to shareholders of both Funds.

          A separate prospectus/proxy statement is concurrently being sent to shareholders of Evergreen Alabama Municipal Bond Fund (“Alabama Municipal Bond Fund”), Evergreen Connecticut Municipal Bond Fund (“Connecticut Municipal Bond Fund”), Evergreen Georgia Municipal Bond Fund (“Georgia Municipal Bond Fund”), Evergreen Maryland Municipal Bond Fund (“Maryland Municipal Bond Fund”), Evergreen New Jersey Municipal Bond Fund (“New Jersey Municipal Bond Fund”), Evergreen South Carolina Municipal Bond Fund (“South Carolina Municipal Bond Fund”), and Evergreen Virginia Municipal Bond Fund (“Virginia Municipal Bond Fund”) (collectively with New York Municipal Bond Fund, the “State Specific Municipal Bond Funds”) requesting their approval of similar proposals to merge each fund with Municipal Bond Fund effective on or about April 11, 2008 (collectively with the Merger, the “State Specific Municipal Bond Fund Mergers”). None of the proposed State Specific Municipal Bond Fund Mergers is contingent upon any of the other proposed State Specific Municipal Bond Fund Mergers, and it is possible that only some, or none, of the other State Specific Municipal Bond Fund Mergers will be effected.

After the Merger, what class of shares of Municipal Bond Fund will I own?

If you own this class of shares of New York Municipal Bond Fund:	You will get this class of shares of Municipal Bond Fund:

Class A	Class A
Class B	Class B
Class C	Class C
Class I	Class I

          The Municipal Bond Fund shares you receive as a result of the Merger will have the same total value as the total value of your New York Municipal Bond Fund shares as of the close of business on the day immediately prior to the Merger.

Does the Board of Trustees recommend that I vote in favor of approving the Plan?

          Yes. The Board of Trustees of Evergreen Municipal Trust, including all of the Trustees who are not “interested persons” of the Funds (the “Independent Trustees”), as that term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”), has unanimously concluded that the Merger would be in the best interests of each Fund, and that the interests of each Fund’s existing shareholders will not be diluted as a result of the Merger.

How do the Funds’ investment goals, principal investment strategies, and risks compare?

          Both Funds seek current income exempt from federal income tax, other than the alternative minimum tax, as part of a long-term strategy of achieving tax-advantaged total return. Unlike Alabama Municipal Bond Fund, which seeks current income exempt from Alabama state income tax, Municipal Bond Fund invests more broadly and does not have a policy to invest a minimum percentage of its assets in municipal securities, the interest from which is generally exempt from income tax in the State of Alabama. As a result, income from an investment in Municipal Bond Fund will generally be subject to applicable state and local income taxes. By contrast, Alabama Municipal Bond Fund seeks current income exempt from Alabama state income tax. The tax-equivalent yield (taking into account the effect of federal income tax and income tax in the State of Alabama) of Municipal Bond Fund after the Merger may be lower than the tax-equivalent yield Alabama Municipal Bond Fund may have achieved in the absence of the Merger. A fund that concentrates its investments in a single state or location may be especially vulnerable to any local political and economic developments, natural disasters or other factors affecting the state or location in which it invests. The following section provides a comparison between the Funds with respect to their investment goals, principal investment strategies and risks as set forth in each Fund’s prospectus and statement of additional information.

          As you will see below, the investment policies of the two Funds are similar, except to the extent that New York Municipal Bond Fund focuses its investments on New York municipal securities. Municipal Bond Fund’s investment policies contemplate that the Fund’s portfolio manager will attempt to maintain a dollar-weighted average maturity of ten to twenty years; New York Municipal Bond Fund’s investment policies contemplate that the Fund may invest in bonds of any maturity or duration but that the Fund’s dollar-weighted average maturity is not expected to exceed ten years. As of December 31, 2007, the dollar-weighted average durations of New York Municipal Bond Fund and Municipal Bond Fund were 5.86 years and 6.09 years, respectively. Municipal Bond Fund also specifically reserves the right to invest a portion of its assets in so-called “inverse floater” investments, as described below. Although not a principal investment strategy, New York Municipal Bond Fund may invest up to 5% of its assets in inverse floaters. Municipal Bond Fund does not currently intend to invest more than 10% of its assets in inverse floaters.

	New York Municipal Bond Fund	Municipal Bond Fund

INVESTMENT GOAL

The Fund seeks current income exempt from federal income taxes, other than the alternative minimum tax, and New York state income tax as part of a long-term strategy of achieving tax-advantaged total return.

The Fund seeks current income exempt from federal income taxes, other than the alternative minimum tax, as part of a long-term strategy of achieving tax-advantaged total return.

PRINCIPAL INVESTMENT STRATEGIES AND OTHER INFORMATION	•

The Fund is a non-diversified fund that normally invests at least 80% of its assets in municipal securities that are exempt from federal income tax, other than the alternative minimum tax, and from New York state, New York City and City of Yonkers personal income taxes.

• The Fund normally invests at least 80% of its assets in municipal securities, the interest from which is exempt from federal income taxes, other than the alternative minimum tax.

•

The Fund may, during seasonal variations or other shortages in the supply of suitable New York municipal securities, invest more than 20% of its assets in municipal securities issued by other states, their agencies or instrumentalities, the interest from which is exempt from regular federal income taxes, other than the alternative minimum tax, but not exempt from New York state or local personal income taxes.

•

The Fund normally invests at least 80% of its assets in investment grade securities, which are securities rated BBB/Baa or above by any nationally recognized statistical ratings organization or, if unrated, determined to be of comparable quality by the Fund’s portfolio manager. For purposes of this test, an investment in a municipal money market fund will be considered the equivalent of an investment grade bond investment.

•

The Fund will invest at least 80% of its assets in investment grade municipal securities, which are bonds rated within the four highest rating categories by a nationally recognized statistical ratings organization, or unrated securities determined to be of comparable quality by the portfolio manager.

•	Under normal circumstances, the Fund seeks to invest at least 50% of its assets in securities rated in the top two investment grade categories.	•	The Fund may invest up to 20% of its assets in below investment grade bonds (sometimes referred to as “junk bonds”), but will not invest in bonds rated below B.

•	The Fund may invest up to 20% of its assets in securities rated below investment grade.

•	The Fund may also invest up to 20% of its assets in high-quality short-term obligations, which may include taxable securities.	•

The Fund may also, under normal conditions, invest up to 20% of its assets in taxable securities. The Fund may, however, invest up to 100% of its assets in such securities for temporary defensive purposes.

•	In purchasing municipal securities, the portfolio manager conducts an analysis of how well the securities fit into the Fund’s overall portfolio strategy, credit criteria, and established price levels.	•

In purchasing securities, the portfolio manager analyzes credit quality and comparative pricing valuation of the securities as well as the impact of the purchase on the Fund’s yield and dollar-weighted average maturity.

•	The Fund may invest in bonds of any maturity or duration; however, the Fund’s dollar-weighted average maturity is not expected to exceed ten years.	•	The portfolio manager attempts to maintain a dollar-weighted average maturity of ten to twenty years.

•

Although not a principal investment strategy, the Fund may invest up to 5% of its assets in inverse floaters, which are derivative securities that typically earn interest at short-term rates that vary inversely to changes in short-term market interest rates.

•

Although not a principal investment strategy, the Fund does not currently intend to invest more than 10% of its assets in inverse floaters, which are derivative securities that typically earn interest at short-term rates that vary inversely to changes in short-term market interest rates.

          Each Fund may, but will not necessarily, use a variety of derivative instruments, such as futures contracts, options and swaps, including, for example, index futures, Treasury futures, Eurodollar futures, interest rate swap agreements, credit default swaps, and total return swaps. The Funds typically use derivatives as a substitute for taking a position in the underlying asset or basket of assets and/or as part of a strategy designed to reduce exposure to other risks, such as interest rate risk. Derivatives are financial contracts whose values depend on, or are derived from, the value of one or more underlying assets, reference rates or indexes. The various derivative instruments that the Funds may use may change from time to time as new derivative products become available to the Funds.

          Although there is no limit on the Funds’ use of derivative instruments, during the previous calendar year each Fund’s use of derivative instruments generally consisted of investments in inverse floaters, generally amounting to approximately 5% or less of each Fund’s net assets.

          For purposes of determining compliance by each Fund with its investment policies and limitations (including any required investment by the Fund in a particular type of security), the Funds may consider an investment in a derivative instrument to constitute an investment in a security if, in the judgment of the portfolio manager, the derivative instrument provides investment exposure comparable to that of the security. For example, the Funds may consider a futures contract or swap transaction to constitute a particular fixed-income security for these purposes.

          Security ratings are determined at the time of investment and are based on ratings received by nationally recognized statistical ratings organizations or, if a security is not rated, it will be deemed to have the same rating as a security determined to be of comparable quality by the Fund’s portfolio manager. If a security is rated by more than one nationally recognized statistical ratings organization, the highest rating is used. Each Fund may retain any security whose rating has been downgraded after purchase if the Fund’s portfolio manager considers the retention advisable.

          Each Fund typically relies on a combination of the following strategies with respect to determining when to sell a portfolio investment: i) when the portfolio manager believes the issuer’s investment fundamentals are beginning to deteriorate; ii) to take advantage of other yield opportunities; iii) when the investment no longer appears to meet the Fund’s investment goal; iv) when the Fund must meet redemptions; or v) for other investment reasons which the portfolio manager deems appropriate.

          Distributions of capital gains and other taxable income by either Fund will be subject to applicable federal, state and local income taxes. Distributions of taxable income and gains arising from the Fund’s use of derivatives will be subject to applicable federal, state, and local income taxes. Shareholders should consult with their tax advisors when determining the taxable nature of any Fund distributions for federal, state or local tax purposes. An investment in a Fund may also result in liability for federal alternative minimum tax, both for individual and corporate shareholders. For example, while the interest from qualified private activity bonds is generally not subject to federal income tax, many types of private activity bond interest must be included in taxable income for federal alternative minimum tax purposes.

           In connection with the Merger, a substantial portion of the securities held by New York Municipal Bond Fund is expected to be disposed of both before and after the Merger. This could result in additional portfolio transaction costs to both Funds and increased taxable distributions to shareholders of both Funds.

          The following table compares the principal risks associated with an investment in the Funds.

Principal Risk	Summary Explanation	New York Municipal Bond Fund	Municipal Bond Fund

Non-Diversification Risk

An investment in a Fund that is non-diversified entails greater risk than an investment in a diversified fund. When a Fund is non-diversified, it may invest a greater percentage of assets in a single issuer or a limited number of issuers than may be invested in by a diversified fund.

✓

Concentration Risk

A Fund that concentrates its investments in a limited number of sectors, industries, states or countries will be more vulnerable to adverse financial, economic, political or other developments affecting those sectors, industries, states or countries than a fund that invests its assets more broadly, and the value of the Fund’s shares may be more volatile.

		✓	*

Municipal Securities Risk

There is generally less public information available for municipal securities compared to corporate equities or bonds, and the investment performance of a Fund holding municipal bonds may therefore be more dependent on the analytical abilities of the Fund’s advisor.

		✓	✓

Interest Rate Risk	When interest rates go up, the value of debt securities and other income-producing securities (e.g., preferred and common stock) tends to fall. If interest rates go down, interest earned by a	✓	✓

Fund on its debt investments may also decline, which could cause the Fund to reduce the dividends it pays.

Credit Risk

The value of your investment may decline if an issuer fails to pay an obligation on a timely basis. If an issuer defaults, or if the credit quality of an investment deteriorates or is perceived to deteriorate, the value of the investment could decline.

		✓	✓

Below Investment Grade Bond Risk

Below investment grade bonds (commonly referred to as “high yield” or “junk” bonds) may be more vulnerable to financial setbacks and less certain to pay interest and principal than issuers of bonds offering lower yields.

		✓	✓

Legal Risk – Tax Treatment of Municipal Bonds

The U.S. Supreme Court has heard an appeal of a lower court decision generally invalidating a state’s ability to exempt the interest on bonds issued by the state and its political subdivisions from state income tax without similarly treating the interest on municipal bonds issued by other states and their respective political subdivisions. If the Supreme Court affirms the lower court’s decision, states and their political subdivisions currently providing this preferential tax treatment for their own municipal securities may decide to treat the interest on all municipal securities, including municipal securities held by the Funds, as taxable income at the state and local levels in response to the Court’s decision. That treatment may subject shareholders to increased state and local taxes and cause the value of municipal securities, including municipal securities held by the Funds, to be significantly and adversely affected.**

		✓	✓

Inverse Floater Risk

As short-term interest rates rise, inverse floaters produce less income and as short-term rates fall, inverse floaters produce more income. The prices and income of inverse floaters are generally more volatile than prices and income of bonds with similar maturities.

		***	✓

Derivatives Risk	The use of derivative instruments may involve risks different from, or greater than, the risks associated with investing directly in securities and other more traditional investments.	✓	✓

* Currently, New York Municipal Bond Fund is subject to Concentration Risk whereas Municipal Bond Fund is not. However, Municipal Bond Fund may have a greater than normal portion of its assets invested in the securities of issuers in New York for a period of time following the Merger. Therefore, if the Merger occurs, Municipal Bond Fund will be subject to Concentration Risk to the extent it retains a substantial amount of its assets in securities of issuers in New York. Additionally, if any of the other State Specific Municipal Bond Fund Mergers occur, Municipal Bond Fund will be subject to Concentration Risk to the extent it retains a substantial amount of its assets in securities of issuers in Alabama, Connecticut, Georgia, Maryland, New Jersey, South Carolina, or Virginia.

** Generally, shareholders are currently subject to applicable state and local income taxes on distributions from Municipal Bond Fund.

*** Inverse Floater Risk is a principal risk for Municipal Bond Fund whereas Inverse Floater Risk is not a principal risk for New York Municipal Bond Fund. However, New York Municipal Bond Fund may invest up to 5% of its assets in inverse floaters.

          For a description of each Fund’s risks and a more detailed comparison of these risks, see the section entitled “Risks” below.

          Each Fund has other investment policies, practices and restrictions which, together with their related risks, are also set forth in each Fund’s prospectus and statement of additional information.

How do the Funds’ performance records compare?

               The following tables show how each Fund has performed in the past. Past performance (before and after taxes) is not an indication of future results.

Year-by-Year Total Return (%)

               The tables below show the percentage gain or loss for Class B shares of New York Municipal Bond Fund and Municipal Bond Fund in each of the last ten calendar years. For Municipal Bond Fund, Class B shares are the oldest class of shares outstanding. The tables should give you a general idea of the risks of investing in each Fund by showing how each Fund’s return has varied from year-to-year. This table includes the effects of Fund expenses and reinvestment of all dividends and distributions, but not sales charges that may be applicable to Class B shares. Returns would be lower if sales charges were included. The returns of New York Municipal Bond Fund shown for periods prior to November 8, 2002 do not reflect the Rule 12b-1 fees applicable to Class B shares. If these fees had been reflected, the returns shown would have been lower. Please see footnote 1 to the tables for more information.

New York Municipal Bond Fund

	Year-by-Year Total Return for Class B Shares (%)(1)

	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007

15%
10%			10.54%
5%	6.03%			5.92%	9.85%
0						4.09%	2.30%	1.72%	3.38%	2.64%
-5%		-0.65%
-10%

Best Quarter: 3rd Quarter 2002 5.48%(1)

Worst Quarter: 2nd Quarter 2004 -2.56%

Municipal Bond Fund

	Year-by-Year Total Return for Class B Shares (%)

	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007

15%
10%
5%			9.30%		8.44%
0	4.40%			3.03%		4.28%	4.13%	2.93%	4.20%	0.96%
-5%
-10%		-6.66%

Best Quarter: 3rd Quarter 2002 4.41%

Worst Quarter: 2nd Quarter 1999 -2.92%

               The following tables show each Fund’s average annual total returns by class over the past one-, five-, and ten-year periods and since inception, including applicable sales charges. The tables are provided as of December 31, 2007. The after-tax returns shown do not reflect the impact of state and local income taxes and are for each Fund’s oldest share class. After-tax returns for other classes will vary. This table is intended to provide you with some indication of the risks of investing in each Fund by comparing the performance of New York Municipal Bond Fund with that of the Lehman Brothers 5-Year Municipal Bond Index (LB5YMBI) and the performance of the Municipal Bond Fund with that of the Lehman Brothers Municipal Bond Index (LBMBI). The LB5YMBI is an unmanaged market index that provides a broad-based performance measure of the U.S. municipal bond market consisting of securities with up to five-year maturities. The LBMBI is an unmanaged, broad market performance benchmark for the investment grade tax-exempt bond market. Performance information for an index does not include transaction costs associated with buying and selling securities, any mutual fund expenses or fees or any taxes. It is not possible to invest directly in an index.

Average Annual Total Return (for the period ended 12/31/2007)

New York Municipal Bond Fund(1)

	Inception Date of Class	1 year	5 year	10 year	Performance Since 4/3/1995

Class A	10/17/2001	-1.47%	2.56%	4.37%	4.96%
Class B	11/8/2002	-2.33%	2.48%	4.53%	5.09%
Class C	11/8/2002	1.64%	2.82%	4.53%	5.09%
Class I	4/3/1995	3.67%	3.85%	5.07%	5.52%
(after taxes on distributions)(3)
Class I	4/3/1995	3.53%	3.64%	4.07%	N/A
(after taxes on distributions and sale of Fund shares)(3)
Class I	4/3/1995	3.79%	3.74%	4.06%	N/A
LB5YMBI		5.15%	3.25%	4.57%	4.99%

Municipal Bond Fund(2)

	Inception Date of Class	1 year	5 year	10 Year	Performance Since 1/19/1978

Class A	1/20/1998	-3.15%	3.02%	3.67%	5.97%
Class B	1/19/1978	-3.93%	2.94%	3.42%	5.88%
Class B	1/19/1978	-3.93%	2.93%	3.32%	N/A
(after taxes on distributions)(3)
Class B	1/19/1978	-1.43%	2.99%	3.38%	N/A
(after taxes on distributions and sale of Fund shares)(3)
Class C	1/26/1998	-0.02%	3.29%	3.42%	5.88%
Class I	4/30/1999	1.97%	4.33%	4.32%	6.19%
LBMBI		3.36%	4.30%	5.18%	N/A

(1) Historical performance shown for Class A prior to 11/11/2002 is based on the performance of the Advisor shares of the Fund’s predecessor fund, OFFIT New York Municipal Fund, and prior to its inception, on the Select shares, the original class offered by the Fund’s predecessor fund. Historical performance shown for Classes B and C prior to their inception is based on the performance of Class I. Historical performance for Class I prior to 11/11/2002 is based on the performance of the Select shares of the Fund’s predecessor fund. The historical returns for Classes A, B and C have not been adjusted to reflect the effect of each class’ 12b-1 fee. These fees are 0.25% for Advisor shares, 0.30% for Class A shares and 1.00% for Classes B and C. Class I and Select shares do not pay a 12b-1 fee. If these fees had been reflected, returns for Classes A, B and C would have been lower.

(2) Historical performance shown for Classes A, C and I prior to their inception is based on the performance of Class B, the original class offered. The historical returns for Classes A and I have not been adjusted to reflect the effect of each class’ 12b-1 fee. These fees are 0.30% for Class A and 1.00% for Classes B and C. Class I does not pay a 12b-1 fee. If these fees had been reflected, returns for Classes A and I would have been higher.

(3) The after-tax returns shown are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. After-tax returns on distributions and the sale of Fund shares assume a complete sale of Fund shares at the end of the measurement period, resulting in capital gains taxes or tax benefits when capital losses occur. Actual after-tax returns will depend on your individual tax situation and may differ from those shown. The after-tax returns shown are not relevant to you if you hold your Fund shares through tax-deferred arrangements, such as 401(k) plans or IRAs.

          Generally, the calculations of total return assume the reinvestment of all dividends and capital gain distributions on the reinvestment date.

Yields and Tax-Equivalent Yields

          The following tables allow you to compare the yields and the tax-equivalent yields of Class A, B, C, and I shares of New York Municipal Bond Fund and Municipal Bond Fund for the one-month and one-year periods ended December 31, 2007. The tax-equivalent yield tables are intended to provide you with some indication of the effect of the different tax treatment of each Fund’s distributions of income and are calculated using a blended rate of the highest individual federal and New York state marginal income tax rates. Both Funds seek current income exempt from federal income tax, other than the alternative minimum tax. New York Municipal Bond Fund also has a policy to invest a minimum percentage of its assets in municipal securities the interest from which is generally exempt from income taxes in the State of New York, New York City, and the City of Yonkers. Income from an investment in Municipal Bond Fund will generally be subject to applicable state and local income taxes. The tax-equivalent yield tables for New York Municipal Bond Fund reflect the effect New York City income tax.

Yields (one-month period ended December 31, 2007)

	New York Municipal Bond Fund	Municipal Bond Fund

Class A	3.11%	3.87%
Class B	2.51%	3.32%
Class C	2.51%	3.32%
Class I	3.51%	4.32%

Yields (one-year period ended December 31, 2007)

	New York Municipal Bond Fund	Municipal Bond Fund

Class A	3.28%	4.02%
Class B	2.53%	3.27%
Class C	2.53%	3.27%
Class I	3.53%	4.27%

          You may call 1-800-346-3858 toll free for more recent yield data.

Tax-Equivalent Yields (one-month period ended December 31, 2007)

	New York Municipal Bond Fund	Municipal Bond Fund

Class A	5.42%	6.05%
Class B	4.39%	5.19%
Class C	4.39%	5.19%
Class I	6.13%	6.75%

Tax-Equivalent Yields (one-year period ended December 31, 2007)

	New York Municipal Bond Fund	Municipal Bond Fund

Class A	5.74%	6.29%
Class B	4.43%	5.11%
Class C	4.43%	5.11%
Class I	6.17%	6.68%

How do the Funds’ sales charges and expenses compare? Will I be able to buy, sell and exchange shares the same way?

               The sales charges for the corresponding classes of each Fund are the same. Each Fund offers four classes of shares -- Classes A, B, C and I, which are involved in the Merger. If the Merger is completed, you will receive shares of the same class you currently own. You will not pay any front-end or deferred sales charges in connection with the Merger. The procedures for buying, selling and exchanging shares of the Funds are identical. Class B shares of each Fund will continue to automatically convert to Class A shares after eight years. For more information, see the sections entitled “Purchase and Redemption Procedures” and “Exchange Privileges.” For purposes of determining when Class B shares issued in the Merger to shareholders of New York Municipal Bond Fund will convert to Class A shares, the holding period of the shares of Municipal Bond Fund received by each shareholder of New York Municipal Bond Fund will include the period during which the shares of New York Municipal Bond Fund exchanged therefor were held by such shareholder.

               The following tables allow you to compare the sales charges of the Funds. The table entitled “Municipal Bond Fund Pro Forma” also shows you what the sales charges will be, assuming the Merger takes place.

     Shareholder Fees (fees paid directly from your investment)

New York Municipal Bond Fund

Shareholder Transaction Expenses	Class A	Class B	Class C	Class I
Maximum front-end sales charge (load) imposed on purchases (as a % of offering price)	4.75%(1)	None	None	None
Maximum deferred sales charge (as a % of either the redemption amount or initial investment whichever is lower)	None(1)	5.00%	1.00%	None

Municipal Bond Fund

Shareholder Transaction Expenses	Class A	Class B	Class C	Class I
Maximum front-end sales charge (load) imposed on purchases (as a % of offering price)	4.75%(1)	None	None	None
Maximum deferred sales charge (as a % of either the redemption amount or initial investment whichever is lower)	None(1)	5.00%	1.00%	None

Municipal Bond Fund Pro Forma

Shareholder Transaction Expenses	Class A	Class B	Class C	Class I
Maximum front-end sales charge (load) imposed on purchases (as a % of offering price)	4.75%(1)	None	None	None
Maximum deferred sales charge (as a % of either the redemption amount or initial investment whichever is lower)	None(1)	5.00%	1.00%	None

(1)	Investments of $1 million or more are not subject to a front-end sales charge, but will be subject to a deferred sales charge of 1.00% upon redemption within 18 months.

               The following tables allow you to compare the expenses of the Funds. A separate prospectus/proxy statement is concurrently being sent to shareholders of the State Specific Municipal Bond Funds requesting their approval of the respective State Specific Municipal Bond Fund Mergers. The table entitled “Municipal Bond Fund Pro Forma (assuming only the merger with New York Municipal Bond Fund had occurred)” shows an estimate of what Municipal

Bond Fund’s expenses would have been for the twelve-month period ended May 31, 2007, assuming the Merger, but none of the other State Specific Municipal Bond Fund Mergers, had taken place. The table entitled “Municipal Bond Fund Pro Forma (assuming each merger with the State Specific Municipal Bond Funds had occurred)” shows an estimate of what Municipal Bond Fund’s expenses would have been for the twelve-month period ended May 31, 2007, assuming each of the proposed mergers with the State Specific Municipal Bond Funds, including New York Municipal Bond Fund, had taken place. None of the proposed State Specific Municipal Bond Fund Mergers is contingent upon any of the other proposed State Specific Municipal Bond Fund Mergers, and it is possible that only some, or none, of the other mergers will be effected. No possible combination of the Merger and any of the other proposed State Specific Municipal Bond Fund Mergers would result in higher Total Annual Fund Operating Expenses than those shown below under the table entitled “Municipal Bond Fund Pro Forma (assuming only the merger with New York Municipal Bond Fund had occurred)”.

Annual Fund Operating Expenses (expenses that are deducted from Fund assets) (1)

New York Municipal Bond Fund (based on the fiscal year ended March 31, 2007)
	Management Fees	Distribution and/or Service (Rule 12b-1) Fees		Other Expenses(3)	Total Annual Fund Operating Expenses(3)

Class A	0.35%	0.30	%(2)	0.27%	0.92	%(4)
Class B	0.35%	1.00%		0.27%	1.62%
Class C	0.35%	1.00%		0.27%	1.62%
Class I	0.35%	0.00%		0.27%	0.62%

Municipal Bond Fund (based on the fiscal year ended May 31, 2007)
	Management Fees	Distribution and/or Service (Rule 12b-1) Fees		Other Expenses(3)	Total Annual Fund Operating Expenses(3), (5)
Class A	0.34%	0.30	%(2)	0.37%	1.01	%(6)
Class B	0.34%	1.00%		0.37%	1.71%
Class C	0.34%	1.00%		0.37%	1.71%
Class I	0.34%	0.00%		0.37%	0.71%

Municipal Bond Fund
Pro Forma (assuming only the merger with New York Municipal Bond Fund had occurred)
(based on what the estimated combined expenses of Municipal Bond Fund would have been for the 12 months ended May 31, 2007 assuming the proposed merger with New York
Municipal Bond Fund had occurred at the beginning of that period)(7)

	Management Fees	Distribution and/or Service (Rule 12b-1) Fees		Other Expenses(8)	Total Annual Fund Operating Expenses (8),(9)

Class A	0.33%	0.30	%(2)	0.36%	0.99	%(10)
Class B	0.33%	1.00%		0.36%	1.69%
Class C	0.33%	1.00%		0.36%	1.69%
Class I	0.33%	0.00%		0.36%	0.69%

Municipal Bond Fund
Pro Forma (assuming each merger with the State Specific Municipal Bond Funds had occurred)
(based on what the estimated combined expenses of Municipal Bond Fund would have been for the 12 months ended May 31, 2007 assuming each of the proposed mergers with the State Specific Municipal Bond Funds had occurred at the beginning of that period)(7)

	Management Fees	Distribution and/or Service (Rule 12b-1) Fees		Other Expenses(8)	Total Annual Fund Operating Expenses (8),(11)

Class A	0.29%	0.30	%(2)	0.28%	0.87	%(12)
Class B	0.29%	1.00%		0.28%	1.57%
Class C	0.29%	1.00%		0.28%	1.57%
Class I	0.29%	0.00%		0.28%	0.57%

(1)	Evergreen Investment Management Company, LLC or one of its affiliates will bear the expenses of each Merger.

(2)

By the terms of the Fund’s Rule 12b-1 Plan, the Board of Trustees may, without shareholder approval, increase this fee up to the maximum amount allowed under the Plan, 0.75%. The Board of Trustees has no intention to do so.

(3)

The Other Expenses in the table above include fees and expenses of 0.01% or less that were incurred indirectly by the Fund as a result of its investment in other investment companies (each, an “Acquired Fund”). The Total Annual Fund Operating Expenses shown may be higher than the Fund’s ratio of expenses to average net assets shown in the “Financial Highlights” section of the accompanying Prospectus, which does not include Acquired Fund fees and expenses.

(4)

The Fund’s investment advisor has agreed to voluntarily waive a portion of its fees and/or reimburse the Fund for certain of its expenses in order to reduce expense ratios. The Fund’s investment advisor may cease these voluntary waivers and/or reimbursements at any time. The Total Annual Fund Operating Expenses listed above do not reflect voluntary fee waivers and/or expense reimbursements. Including current voluntary expense reimbursements relating to Class A shares, Total Annual Fund Operating Expenses were 0.87% for Class A.

(5)

Total Annual Fund Operating Expenses listed above include 0.14% of interest expense. Excluding interest expense, Total Annual Fund Operating Expenses would be 0.87% for Class A, 1.57% for Class B, 1.57% for Class C, and 0.57% for Class I.

(6)

The Fund’s investment advisor has agreed to voluntarily waive a portion of its fees and/or reimburse the Fund for certain of its expenses in order to reduce expense ratios. The Fund’s investment advisor may cease these voluntary waivers and/or reimbursements at any time. The Total Annual Fund Operating Expenses listed above do not reflect voluntary fee waivers and/or expense reimbursements. Including current voluntary expense reimbursements relating to Class A shares, Total Annual Fund Operating Expenses were 0.96% for Class A.

(7)	Municipal Bond Fund will be the accounting survivor following the merger with New York Municipal Bond Fund and also following the State Specific Municipal Bond Fund Mergers.

(8)	The Other Expenses in the table above include fees and expenses of 0.01% or less that were incurred indirectly by the Fund as a result of its investment in Acquired Funds.

(9)

Total Annual Fund Operating Expenses listed above include 0.13% of interest expense. Excluding interest expense, Total Annual Fund Operating Expenses would be 0.86% for Class A, 1.56% for Class B, 1.56% for Class C, and 0.56% for Class I.

(10)

The Fund’s investment advisor has agreed to voluntarily waive a portion of its fees and/or reimburse the Fund for certain of its expenses in order to reduce expense ratios. The Fund’s investment advisor may cease these voluntary waivers and/or reimbursements at any time. The Total Annual Fund Operating Expenses listed above do not reflect voluntary fee waivers and/or expense reimbursements. Including current voluntary expense reimbursements relating to Class A shares, Total Annual Fund Operating Expenses were 0.94% for Class A.

(11)

Total Annual Fund Operating Expenses listed above include 0.08% of interest expense. Excluding interest expense, Total Annual Fund Operating Expenses would be 0.79% for Class A, 1.49% for Class B, 1.49% for Class C, and 0.49% for Class I.

(12)

The Fund’s investment advisor has agreed to voluntarily waive a portion of its fees and/or reimburse the Fund for certain of its expenses in order to reduce expense ratios. The Fund’s investment advisor may cease these voluntary waivers and/or reimbursements at any time. The Total Annual Fund Operating Expenses listed above do not reflect voluntary fee waivers and/or expense reimbursements. Including current voluntary expense reimbursements relating to Class A shares, Total Annual Fund Operating Expenses were 0.82% for Class A.

               The examples below are intended to help you compare the cost of investing in New York Municipal Bond Fund versus Municipal Bond Fund, both before and after the Merger, and are for illustration only. The examples below show the total fees and expenses you would pay on a $10,000 investment over the identified periods. The examples assume a 5% average annual return, the imposition of the maximum sales charge (if any) currently applicable to each class of each Fund, any contractual fee waiver or expense reimbursements, the reinvestment of all dividends and distributions and that each Fund’s operating expenses are the same as described in the tables above. Your actual costs may be higher or lower.

               Example of Fund Expenses

New York Municipal Bond Fund

Assuming Redemption at End of Period					Assuming No Redemption

After:	Class A	Class B	Class C	Class I	Class B	Class C
1 year	$564	$665	$265	$63	$165	$165
3 years	$754	$811	$511	$199	$511	$511
5 years	$960	$1,081	$881	$346	$881	$881
10 years	$1,553	$1,735	$1,922	$774	$1,735	$1,922

Municipal Bond Fund

Assuming Redemption at End of Period					Assuming No Redemption

After:	Class A	Class B	Class C	Class I	Class B	Class C
1 year	$573	$674	$274	$73	$174	$174
3 years	$781	$839	$539	$227	$539	$539
5 years	$1,006	$1,128	$928	$395	$928	$928
10 years	$1,653	$1,834	$2,019	$883	$1,834	$2,019

Municipal Bond Fund Pro Forma (assuming only the merger with New York Municipal Bond Fund had occurred at beginning of periods shown)

Assuming Redemption at End of Period					Assuming No Redemption

After:	Class A	Class B	Class C	Class I	Class B	Class C
1 year	$571	$672	$272	$70	$172	$172
3 years	$775	$833	$533	$221	$533	$533
5 years	$996	$1,118	$918	$384	$918	$918
10 years	$1,630	$1,812	$1,998	$859	$1,812	$1,998

Municipal Bond Fund Pro Forma (assuming each merger with the State Specific Municipal Bond Funds had occurred at beginning of periods shown)

Assuming Redemption at End of Period					Assuming No Redemption

After:	Class A	Class B	Class C	Class I	Class B	Class C
1 year	$560	$660	$260	$58	$160	$160
3 years	$739	$796	$496	$183	$496	$496
5 years	$934	$1,055	$855	$318	$855	$855
10 years	$1,497	$1,679	$1,867	$714	$1,679	$1,867

W ho will be the Investment Advisor and Portfolio Manager of my Fund after the Merger?
What will the advisory fee be after the Merger?

Management of the Funds

               The overall management of each of New York Municipal Bond Fund and Municipal Bond Fund is supervised by the Board of Trustees of Evergreen Municipal Trust.

Investment Advisor

               Evergreen Investment Management Company, LLC (“EIMC”) is the investment advisor to both New York Municipal Bond Fund and Municipal Bond Fund and EIMC will continue to be the investment advisor to Municipal Bond Fund immediately following the Merger. The following are some key facts about EIMC:

•	EIMC is a subsidiary of Wachovia Corporation, the fourth largest bank holding company in the United States based on total assets as of December 31, 2006.

•	EIMC has been managing mutual funds and private accounts since 1932.

•	EIMC manages over $104.8 billion in assets of the Evergreen funds as of December 31, 2006.

•	EIMC is located at 200 Berkeley Street, Boston, Massachusetts 02116-5034.

Portfolio Manager

               The day-to-day management of Municipal Bond Fund is handled by:

•

Mathew M. Kiselak, a Director and Senior Portfolio Manager of the Tax Exempt Fixed Income Unit of EIMC. He has been with Evergreen or one of its predecessors since 2000 and has over 19 years of investment experience. Mr. Kiselak has managed the Fund since 2000.

               Mr. Kiselak became the lead portfolio manager of New York Municipal Bond Fund on December 10, 2007.

               Municipal Bond Fund’s Statement of Additional Information (SAI) contains additional information about the Fund’s portfolio manager, including other accounts he manages, his ownership of Fund shares and elements of his compensation.

Advisory Fees

               For its management and supervision of the daily business affairs of Municipal Bond Fund, Municipal Bond Fund pays EIMC a fee at an annual rate equal to 2.0% of the Fund’s gross dividend and interest income, plus the following:

•	0.31% of the first $500 million of average daily net assets of the Fund; plus

•	0.16% of the average daily net assets of the Fund over $500 million.

               For the fiscal year ended May 31, 2007, the aggregate advisory fee paid to EIMC by Municipal Bond Fund was:

•	0.34% of the Fund’s average daily net assets.

A re there any legal proceedings pending against the Evergreen funds and/or EIMC?

               Pursuant to an administrative order issued by the SEC on September 19, 2007, EIMC, Evergreen Investment Services, Inc. (“EIS”), Evergreen Service Company, LLC (“ESC” and together with EIMC and EIS, the “Evergreen Entities”), Wachovia Securities, LLC and the SEC have entered into an agreement settling allegations of (i) improper short-term trading arrangements in effect prior to May 2003 involving former officers and employees of EIMC and certain broker-dealers, (ii) insufficient systems for monitoring exchanges and enforcing exchange limitations as stated in certain funds’ prospectuses, and (iii) inadequate e-mail retention practices. Under the settlement, the Evergreen Entities were censured and will pay approximately $32 million in disgorgement and penalties. This amount, along with a fine assessed by the SEC against Wachovia Securities, LLC will be distributed pursuant to a plan to be developed by an independent distribution consultant and approved by the SEC. The Evergreen Entities neither admitted nor denied the allegations and findings set forth in its settlement with the SEC.

               EIS has entered into an agreement with the NASD (now known as the Financial Industry Regulatory Authority (FINRA)) settling allegations that EIS (i) arranged for Evergreen fund portfolio trades to be directed to Wachovia Securities, LLC, an affiliate of EIS that sold Evergreen fund shares, during the period of January 2001 to December 2003 and (ii) provided non-cash compensation by sponsoring offsite meetings attended by Wachovia Securities, LLC brokers during that period, where the eligibility of a broker to attend the meetings depended upon the broker meeting certain sales targets of Evergreen fund shares. Pursuant to the settlement agreement, EIS has agreed to a censure and a fine of $4,200,000. EIS neither admitted nor denied the allegations and findings set forth in its agreement with the NASD.

               In addition, the Evergreen funds and EIMC and certain of its affiliates are involved in various legal actions, including private litigation and class action lawsuits. EIMC does not expect that any of such legal actions currently pending or threatened will have a material adverse impact on the financial position or operations of any of the Evergreen funds or on EIMC’s ability to provide services to the Evergreen funds.

               Although EIMC believes that none of the matters discussed above will have a material adverse impact on the Evergreen funds, there can be no assurance that these matters and any publicity surrounding or resulting from them will not result in reduced sales or increased redemptions of Evergreen fund shares, which could increase Evergreen fund transaction costs or operating expenses, or that they will not have other adverse consequences on the Evergreen funds.

W hat will be the primary federal income tax consequences of the Merger?

               It is intended that the Merger will be tax-free to shareholders for federal income tax purposes, although this result is not free from doubt. This means that neither shareholders nor the Funds will recognize a gain or loss directly as a result of the Merger. However, because New York Municipal Bond Fund’s Merger will end the tax year of that Fund, the Merger may accelerate distributions from New York Municipal Bond Fund to shareholders, which would result in a taxable event for federal income tax purposes to the extent such distributions are not exempt interest dividends.

               The cost basis and holding period of shares in New York Municipal Bond Fund will carry over to the shares in Municipal Bond Fund you receive as a result of the Merger. At any time prior to the consummation of the Merger, a shareholder may redeem shares, likely resulting in recognition of gain or loss to the shareholder for federal income tax purposes if the shareholder holds the shares in a taxable account.

               In connection with the Merger, a substantial portion of the securities held by New York Municipal Bond Fund is expected to be disposed of both before and after the Merger. This could result in additional portfolio transaction costs to both Funds and increased taxable distributions to shareholders of both Funds. The actual tax impact of such sales will depend on the difference between the price at which such portfolio assets are sold and New York Municipal Bond Fund’s basis in such assets and whether the sales occur before or after the Merger. Any net capital gains recognized in any such sales that occur prior to the Merger will be distributed to New York Municipal Bond Fund’s shareholders as capital gain dividends (to the extent of net realized long-term capital gains) and/or ordinary dividends (to the extent of net realized short-term capital gains) during or with respect to year of sale, and such distributions will be taxable to shareholders. As of October 31, 2007, New York Municipal Bond Fund’s unrealized gains equaled approximately 1.6% of its net assets, or $0.17 per share.

               In addition, since the shareholders of New York Municipal Bond Fund will receive shares of Municipal Bond Fund, they will be allocated a proportionate share of any “built-in” (unrealized) gains in Municipal Bond Fund’s assets, as well as any taxable gains realized by Municipal Bond Fund but not distributed to its shareholders prior to the Merger, when such gains are eventually distributed by Municipal Bond Fund. As of October 31, 2007, Municipal Bond Fund’s net built-in (unrealized) gains equaled approximately 2% of its net assets, or $0.16 per share.

               Prior to the closing of the Merger, New York Municipal Bond Fund will, and Municipal Bond Fund may, declare a distribution to shareholders, which together with all previous distributions, will have the effect of distributing to shareholders all of its investment company taxable income (computed without regard to the deduction for dividends paid) and net capital gains, including those realized on disposition of portfolio securities in connection with the Merger (after reduction by any available capital loss carryforwards), if any, through the closing of the Merger. Such distributions will be taxable to shareholders to the extent such distributions are not exempt interest dividends.

               Municipal Bond Fund’s ability to carry forward and use pre-Merger capital losses of either Fund may be limited. Under Code Section 384, for the five years beginning on the closing date of the Merger, Municipal Bond Fund will not be allowed to offset capital gains built in to either Fund at the time of the Merger with capital losses built in to the other Fund. In addition, the loss limitation rule of Sections 382 and 383 of the Code will technically apply. Based on financial data as of October 31, 2007, the limitation amount exceeds the loss carryforwards for each Fund, and so the rule is likely to have no significant effect. Under Code Section 381, for the taxable year of the Merger, only that percentage of Municipal Bond Fund’s capital gain net income for such taxable year (excluding capital loss carryforwards) equal to the percentage of its year that remains following the Merger can be reduced by New York Municipal Bond Fund’s capital loss carryforwards (as otherwise limited under Code Sections 382 through 384). As of October 31, 2007, New York Municipal Bond Fund and Municipal Bond Fund had capital loss carryforwards of approximately $0 and $29 million (2.3% of the Fund’s net assets), respectively. If the Merger had occurred on October 31, 2007, without giving effect to the other State Specific Municipal Bond Fund Mergers, the combined fund would have a total capital loss carryforward equal to approximately 2.1% of its net assets.

               If shareholders submit proxies in a number sufficient to approve the Plan, then, during the period thereafter but prior to the Meeting and the closing of the Merger, the New York Municipal Bond Fund’s portfolio management team may choose to meet any demands for cash in the New York Municipal Bond Fund by selling securities that will not likely be desirable investments for the Municipal Bond Fund after the closing. As a result, it is possible that, during that period, less than 80% of the Fund’s assets may be invested in municipal securities exempt from income taxes in the State of New York, New York City, and the City of Yonkers, likely resulting in an increased amount of distributions to shareholders that will be subject to state and local income taxes.

               Certain other tax consequences are discussed below under “Federal Income Tax Consequences.”

RISKS

W hat are the principal risks of investing in each Fund?

               An investment in each Fund is subject to certain risks. There is no assurance that investment performance of either Fund will be positive or that the Funds will meet their investment goal. An investment in a mutual fund is not a deposit with a bank; is not insured, endorsed or guaranteed by the FDIC or any government agency; and is subject to investment risks, including possible loss of your original investment. The following tables and discussions highlight the principal risks associated with an investment in each of the Funds.

New York Municipal Bond Fund	Municipal Bond Fund

The Fund is subject to Non-Diversification Risk.	The Fund is not subject to Non-Diversification Risk.

               An investment in a Fund that is non-diversified entails greater risk than an investment in a diversified fund. When a Fund is non-diversified, it may invest a greater percentage of assets in a single issuer or a limited number of issuers than may be invested by a diversified fund. As a result, a Fund may be especially vulnerable to financial, economic, political or other developments affecting an issuer in which it invests. A higher percentage of investments among fewer issuers may result in greater fluctuation in the total market value of a Fund’s portfolio than in a fund which invests more broadly.

New York Municipal Bond Fund	Municipal Bond Fund

The Fund is subject to Concentration Risk.	The Fund is not subject to Concentration Risk.*

               A Fund that concentrates its investments in a limited number of sectors, industries, states or countries will be more vulnerable to adverse financial, economic, political or other developments affecting those sectors, industries, states or countries than a fund that invests its assets more broadly, and the value of the Fund’s shares may be more volatile.

               * Currently, New York Municipal Bond Fund is subject to Concentration Risk whereas Municipal Bond Fund is not. However, Municipal Bond Fund may have a greater than normal portion of its assets invested in the securities of issuers in New York for a period of time following the Merger. Therefore, if the Merger occurs, Municipal Bond Fund will be subject to Concentration Risk to the extent it retains a substantial amount of its assets in securities of issuers in New York. Additionally, if the other State Specific Municipal Bond Fund Mergers occur, Municipal Bond Fund will be subject to Concentration Risk to the extent it retains a substantial amount of its assets in securities of issuers in Alabama, Connecticut, Georgia, Maryland, New Jersey, South Carolina, or Virginia.

New York Municipal Bond Fund	Municipal Bond Fund

Each Fund is subject to Municipal Securities Risk.

               Municipal bonds are investments of any maturity issued by states, public authorities or political subdivisions to raise money for public purposes. There is generally less public information available for municipal securities compared to corporate equities or bonds, and the investment performance of a Fund holding municipal bonds may therefore be more dependent on the analytical abilities of the Fund’s advisor. Certain municipal securities are general obligations of a state or other government entity supported by its taxing powers. These general obligations are typically payable from the issuer’s general unrestricted revenues, although payment may depend upon government appropriation or aid from other governments. Other municipal securities are special revenue obligations, which are payable from revenue earned by a particular project or other revenue source. Investors can look only to the revenue generated by the project or the operator of the project rather than the credit of the state or local government authority issuing the bonds. Special revenue obligations are typically subject to greater credit risk than general obligations because of the relatively limited source of revenue. A Fund may make significant investments in a single issue or a segment of the tax-exempt debt market, such as revenue bonds for health care facilities, housing or airports. These investments may cause the value of a Fund’s shares to change more than the value of shares of funds that invest more broadly. The values of municipal bonds may rise or fall in response to a number of factors affecting their issuers, including political or fiscal events, legislative changes, and the enforceability of rights of municipal bond holders. The values of municipal securities can be affected more by supply and demand factors or the creditworthiness of the issuer than market interest rates. In addition, the municipal securities held by the Fund may fail to meet certain legal requirements which allow interest distributed from such securities to be tax-exempt. If those requirements are not met, the interest received and distributed to shareholders by the Fund may be taxable. In addition, changes in federal or state tax laws may cause the prices of municipal securities to fall. Certain municipal securities may be highly illiquid, making them difficult to value or dispose of at favorable prices.

New York Municipal Bond Fund	Municipal Bond Fund

Each Fund is subject to Interest Rate Risk.

               When interest rates go up, the value of debt securities and other income-producing securities (e.g., preferred and common stock) tends to fall. If interest rates go down, interest earned by a Fund on its debt investments may also decline, which could cause the Fund to reduce the dividends it pays. The longer the duration or maturity of a debt security held by a Fund, the more the Fund is subject to interest rate risk. Some debt securities give the issuer the option to call or redeem the security before its maturity date. If an issuer calls or redeems the security during a time of declining interest rates, a Fund might have to reinvest the proceeds in a security offering a lower yield, and therefore might be unable to maintain its dividend or benefit from any increase in value as a result of declining interest rates.

New York Municipal Bond Fund	Municipal Bond Fund

Each Fund is subject to Credit Risk.

               Credit risk refers to the possibility that the issuer of a security held by a Fund or the counterparty to a contract with a Fund may not be able to pay interest and principal when due or otherwise honor its obligations. If an issuer defaults, or if the credit quality of an investment deteriorates or is perceived to deteriorate, the value of the investment could decline. Credit risk is generally greater for zero coupon bonds and other investments that are required to pay interest only at maturity rather than at intervals during the life of the investment. Credit risk will be heightened if a Fund invests in debt securities with medium- and lower-rated credit quality ratings.

New York Municipal Bond Fund	Municipal Bond Fund

Each Fund is subject to Below Investment Grade Bond Risk.

          Below investment grade bonds are commonly referred to as “high yield” or “junk” bonds. These bonds are considered speculative by the major rating agencies (and bonds in the lowest rating category are highly speculative and may be in default) and are usually backed by issuers of less proven or questionable financial strength. Such issuers may be more vulnerable to financial setbacks and less certain to pay interest and principal than issuers of bonds offering lower yields. Markets may react severely to unfavorable news about issuers of below investment grade bonds, causing sudden and steep declines in value. Lower-rated debt usually has a more limited market than higher-rated debt, which may at times make it difficult to buy or sell certain debt instruments or establish their fair value.

          Obligations rated B may be vulnerable to non-payment over the long term and adverse business, financial or economic conditions may make it unlikely that the issuer will meet its commitments.

New York Municipal Bond Fund	Municipal Bond Fund

Each Fund is subject to Legal Risk – Tax Treatment of Municipal Bonds.**

          The U.S. Supreme Court has heard an appeal of a lower court decision generally invalidating a state’s ability to exempt the interest on bonds issued by the state and its political subdivisions from state income tax without similarly treating the interest on municipal bonds issued by other states and their respective political subdivisions. If the Supreme Court affirms the lower court’s decision, states and their political subdivisions currently providing this preferential tax treatment for their own municipal securities may decide to treat the interest on all municipal securities, including municipal securities held by the Funds, as taxable income at the state and local levels in response to the Court’s decision. That treatment may subject shareholders to increased state and local taxes and cause the value of municipal securities, including municipal securities held by the Funds, to be significantly and adversely affected.

          ** Generally, shareholders are currently subject to applicable state and local income taxes on distributions from Municipal Bond Fund.

New York Municipal Bond Fund	Municipal Bond Fund

The Fund is not subject to Inverse Floater Risk.***	The Fund is subject to Inverse Floater Risk.

          Inverse floating rate obligations earn interest at rates that generally vary inversely to changes in short-term interest rates. As short-term interest rates rise, inverse floaters produce less income and as short-term rates fall, inverse floaters produce more income. The prices and income of inverse floaters are generally more volatile than prices and income of bonds with similar maturities.

          *** Inverse Floater Risk is a principal risk for Municipal Bond Fund whereas Inverse Floater Risk is not a principal risk for New York Municipal Bond Fund. However, New York Municipal Bond Fund may invest up to 5% of its assets in inverse floaters.

New York Municipal Bond Fund	Municipal Bond Fund

Each Fund is subject to Derivatives Risk.

          A derivative is a financial contract whose value depends on changes in the value of one or more underlying assets, reference rates, or indexes. A Fund’s use of derivatives may involve risks different from, or greater than, the risks associated with investing in more traditional investments, such as stocks and bonds. Derivatives can be highly complex and may perform in ways unanticipated by a Fund’s investment adviser. A Fund’s use of derivatives involves the risk that the other party to the derivative contract will fail to make required payments or otherwise to comply with the terms of the contract. Derivatives transactions can create investment leverage, may be highly volatile and a Fund could lose more than the amount it invests. Derivatives may be difficult to value and highly illiquid, and a Fund may not be able to close out or sell a derivative position at a particular time or at an anticipated price. Use of derivatives may increase the amount and affect the timing and character of taxes payable by shareholders.

What are some of the other risks associated with each Fund?

          Each Fund may, but will not necessarily, temporarily invest up to 100% of its assets in high quality money market instruments in order to protect the value of the Fund in response to adverse economic, political or market conditions. This strategy is inconsistent with the Funds’ principal investment strategies and investment goal, and if employed, could result in lower returns and loss of market opportunity.

          Both Funds generally do not take portfolio turnover into account when making investment decisions. Therefore, the Funds could experience a high rate of portfolio turnover (100% or more) in any given fiscal year, resulting in greater brokerage and other transaction costs which are borne by the Fund and its shareholders. It may also result in a Fund realizing greater net short-term capital gains, distributions of which are taxable to shareholders as ordinary income except to shareholders holding Fund shares in retirement plans. Each Fund lists its portfolio turnover rates in the table in the “Financial Highlights” section of its prospectus.

MERGER INFORMATION

Reasons for the Merger

          New York Municipal Bond Fund invests principally in securities that provide income that is exempt from federal income tax, other than the alternative minimum tax, and from New York state, New York City and City of Yonkers personal income tax. Municipal Bond Fund invests principally in securities that provide income that is exempt from federal income tax, other than the alternative minimum tax, but that generally will be subject to New York state, New York City, and City of Yonkers personal income tax. Municipal Bond Fund is able to invest in a broader universe of investments and is an investment option for a broader universe of investors, and is, as a result, substantially larger than New York Municipal Bond Fund. Although the anticipated expense ratio of Municipal Bond Fund following the Merger is expected to be comparable to, but higher than, that of New York Municipal Bond Fund, the anticipated expense ratio of Municipal Bond Fund would be lower if, in addition to the Merger, a number of the other State Specific Municipal Bond Fund Mergers occur.

          At a meeting held on December 5, 2007, and December 6, 2007, the Trustees of Evergreen Municipal Trust, including all of the Independent Trustees, considered and unanimously approved the Merger; they determined that the Merger was in the best interests of New York Municipal Bond Fund and that the interests of existing shareholders of New York Municipal Bond Fund would not be diluted as a result of the transactions contemplated by the Merger.

          EIMC noted in proposing the Merger that the portfolio of Municipal Bond Fund is significantly more diversified than that of New York Municipal Bond Fund. New York Municipal Bond Fund’s overall net assets have generally decreased in recent periods, and EIMC noted that the Fund has little potential to experience economies of scale in the foreseeable future. EIMC noted that, as a result, it is unlikely that the New York Municipal Bond Fund would continue in existence indefinitely as a stand-alone entity if the Merger is not effected. EIMC represented to the Trustees that it believed that Municipal Bond Fund would provide shareholders with a continuing investment in a fund generally providing income that is exempt from federal income tax, other than the alternative minimum tax, and the potential for a higher after-tax total return, and greater potential for economies of scale than New York Municipal Bond Fund.

          Before approving the Plan, the Trustees reviewed information about the Funds and the proposed Merger. These materials set forth a comparison of various factors, such as the relative sizes of the Funds as well as the similarity of the Funds’ investment goals and principal investment strategies, specific portfolio characteristics, including the style of municipal bond management, and Municipal Bond Fund’s potential for greater diversification and economies of scale. Although the Trustees noted that past performance may not be indicative of future performance, the Trustees also considered the relative pre-tax performance of the Funds for the past one-, three-, and five-year periods ended September 30, 2007 and considered the tax-equivalent yields of Municipal Bond Fund and New York Municipal Bond Fund over the five-year period ended September 30, 2007. The Trustees considered that, although Municipal Bond Fund does not pay income exempt from New York state, New York City, or City of Yonkers income taxes, its tax-equivalent yield (taking into account the effect of federal income tax) was generally comparable to that of New York Municipal Bond Fund (taking into account the effect of federal, New york state, New York City, and City of Yonkers income taxes) and it had generally experienced more favorable total return in recent years than had New York Municipal Bond Fund. The Trustees concluded that, as a result, Municipal Bond Fund may provide shareholders in New York Municipal Bond Fund a favorable alternative investment in light of the fact that New York Municipal Bond Fund would likely not continue in existence as a stand-alone entity.

          The Trustees evaluated the potential economies of scale associated with larger mutual funds and concluded that operational efficiencies may be achieved by combining New York Municipal Bond Fund with Municipal Bond Fund. As of September 30, 2007, Municipal Bond Fund’s total net assets were approximately $1.22 billion and New York Municipal Bond Fund’s total net assets were approximately $82 million. The Trustees noted that, as a result of the Merger, shareholders of New York Municipal Bond Fund would have the benefit of a larger combined fund and noted that this offered the potential for greater diversification and economies of scale (particularly if the other State Specific Municipal Bond Fund Mergers occur).

          In addition, the Trustees, including the Independent Trustees, considered among other things:

•	the terms and conditions of the Merger and concluded that they were fair and reasonable;

•

that EIMC or one of its affiliates will bear the expenses incurred by New York Municipal Bond Fund and Municipal Bond Fund in connection with the Merger and concluded that the Funds would not be negatively impacted by the expenses of the Merger being borne by EIMC or one of its affiliates;

•	that the Merger is expected to be tax-free for federal income tax purposes;

•

the relative tax situations of New York Municipal Bond Fund and Municipal Bond Fund and the resulting tax impact of the Mergers on shareholders, and concluded that (i) the tax costs to shareholders resulting from the Merger, if any, might be expected to be outweighed by the anticipated benefits of the Merger and (ii) the likely tax effects of the Merger on New York Municipal Bond Fund shareholders should not be seen, in light of all the aspects of the proposed Merger, as dilutive of New York Municipal Bond Fund shareholders’ interests; and

•	alternatives available to shareholders of New York Municipal Bond Fund, including the ability to redeem their shares.

          During their consideration of the Merger, the Independent Trustees met separately with counsel to the Independent Trustees regarding the legal issues involved.

          Accordingly, for the reasons noted above, together with other factors and information considered relevant, and recognizing that there can be no assurance that any economies of scale or other benefits will be realized, the Trustees concluded that the proposed Merger would be in the best interests of New York Municipal Bond Fund.

          The Trustees of Evergreen Municipal Trust also approved the Merger on behalf of Municipal Bond Fund.

Agreement and Plan of Reorganization

          The following summary is qualified in its entirety by reference to the Plan (attached as Exhibit A hereto).

          The Plan provides that Municipal Bond Fund will acquire all of the assets of New York Municipal Bond Fund in exchange for shares of Municipal Bond Fund and the assumption by Municipal Bond Fund of all of the liabilities of New York Municipal Bond Fund on or about April 11, 2008 or such other date as may be agreed upon by the parties (the “Closing Date”). Prior to the Closing Date, New York Municipal Bond Fund will endeavor to discharge all of its known liabilities and obligations that are due and payable as of the Closing Date.

          The number of full and fractional shares of each class of Municipal Bond Fund to be received by the shareholders of each class of New York Municipal Bond Fund will be determined by multiplying the number of full and fractional shares outstanding of each class of New York Municipal Bond Fund by the ratio computed by dividing the net asset value per share of the respective class of shares of New York Municipal Bond Fund by the net asset value per share of the respective class of shares of Municipal Bond Fund. Such computations will take place as of the close of regular trading on the New York Stock Exchange (“NYSE”), normally 4:00 p.m. Eastern time, on the business day immediately prior to the Closing Date (the “Valuation Date”). The net asset value per share of each class will be determined separately by dividing assets, less liabilities, by the total number of outstanding shares attributable to the respective class.

          State Street Bank and Trust Company, the custodian for the Funds, will compute the value of each Fund’s respective portfolio of securities.

          At or prior to the Closing Date, New York Municipal Bond Fund will have declared a dividend and distribution which, together with all previous dividends and distributions, shall have the effect of distributing to New York Municipal Bond Fund’s shareholders (in shares of the Fund, or in cash, as the shareholder has previously elected) substantially all of New York Municipal Bond Fund’s net investment company taxable income (computed without regard to any deduction for dividends paid) for all taxable periods ending on or prior to the Closing Date, and any net tax exempt income and all of its net capital gains realized in all taxable periods ending on or prior to the Closing Date (after the reductions for any capital loss carryforward).

          As soon after the Closing Date as conveniently practicable, New York Municipal Bond Fund will liquidate and distribute pro rata to New York Municipal Bond Fund shareholders of record as of the close of business on the Valuation Date the full and fractional shares of Municipal Bond Fund received by New York Municipal Bond Fund. Such liquidation and distribution will be accomplished by establishing accounts in the names of New York Municipal Bond Fund’s shareholders with Municipal Bond Fund’s records maintained by its transfer agent. Each account will receive the respective pro rata number of full and fractional shares of Municipal Bond Fund due to such shareholder of New York Municipal Bond Fund. All issued and outstanding shares of New York Municipal Bond Fund, including those represented by certificates, will be canceled. The shares of Municipal Bond Fund to be issued will have no preemptive or conversion rights. After these distributions and the winding up of its affairs, New York Municipal Bond Fund will be terminated as a series of Evergreen Municipal Trust.

          The consummation of the Merger is subject to the conditions set forth in the Plan, including approval by New York Municipal Bond Fund’s shareholders, accuracy of various representations and warranties and receipt of opinions of counsel, including opinions with respect to certain matters referred to in “Federal Income Tax Consequences” below. Notwithstanding the approval by New York Municipal Bond Fund’s shareholders, the Plan may be terminated (a) by the mutual agreement of New York Municipal Bond Fund and Municipal Bond Fund; or (b) at or prior to the Closing Date by either party (i) because of a breach by the other party of any representation, warranty, or agreement contained therein to be performed at or prior to the Closing Date if not cured within 30 days, or (ii) because a condition to the obligation of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

          Whether or not the Merger is consummated, EIMC or one of its affiliates will pay all expenses incurred by New York Municipal Bond Fund and Municipal Bond Fund in connection with the Merger (including the cost of any proxy solicitor). No portion of the expenses incurred in connection with the Merger, except portfolio transaction costs incurred in purchasing or disposing of securities, will be borne directly or indirectly by New York Municipal Bond Fund, Municipal Bond Fund or their respective shareholders.

          If New York Municipal Bond Fund’s shareholders do not approve the Merger, the Trustees may consider other possible courses of action in the best interests of New York Municipal Bond Fund and its shareholders.

Federal Income Tax Consequences

          The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). As a condition to the closing of the Merger, New York Municipal Bond Fund and Municipal Bond Fund will receive an opinion from Ropes & Gray LLP to the effect that, although not free from doubt, on the basis of the existing provisions of the Code, U.S. Treasury regulations issued thereunder, current administrative rules, pronouncements and court decisions, for federal income tax purposes:

(1)

The transfer of all of the assets of New York Municipal Bond Fund solely in exchange for shares of Municipal Bond Fund and the assumption by Municipal Bond Fund of all of the liabilities of New York Municipal Bond Fund followed by the distribution of Municipal Bond Fund shares to the shareholders of New York Municipal Bond Fund in liquidation of New York Municipal Bond Fund will constitute a “reorganization” within the meaning of section 368(a) of the Code, and Municipal Bond Fund and New York Municipal Bond Fund will each be a “party to a reorganization” within the meaning of section 368(b) of the Code;

(2)

Under Section 1032 of the Code, no gain or loss will be recognized by Municipal Bond Fund upon the receipt of the assets of New York Municipal Bond Fund solely in exchange for the shares of Municipal Bond Fund and the assumption by Municipal Bond Fund of all of the liabilities of New York Municipal Bond Fund;

(3)

Under Section 361 of the Code, no gain or loss will be recognized by New York Municipal Bond Fund on the transfer of its assets to Municipal Bond Fund in exchange for Municipal Bond Fund’s shares and the assumption by Municipal Bond Fund of all of the liabilities of New York Municipal Bond Fund or upon the distribution (whether actual or constructive) of Municipal Bond Fund’s shares to New York Municipal Bond Fund’s shareholders in exchange for their shares of New York Municipal Bond Fund;

(4)

Under Section 354 of the Code, no gain or loss will be recognized by New York Municipal Bond Fund’s shareholders upon the exchange of their shares of New York Municipal Bond Fund for shares of Municipal Bond Fund in liquidation of New York Municipal Bond Fund;

(5)

Under Section 358 of the Code, the aggregate tax basis of the shares of Municipal Bond Fund received by each shareholder of New York Municipal Bond Fund pursuant to the Merger will be the same as the aggregate tax basis of the shares of New York Municipal Bond Fund exchanged therefor;

(6)

Under Section 1223(1) of the Code, the holding period of the shares of Municipal Bond Fund received by each shareholder of New York Municipal Bond Fund will include the period during which the shares of New York Municipal Bond Fund exchanged therefor were held by such shareholder (provided that the shares of New York Municipal Bond Fund were held as a capital asset on the date of the Merger);

(7)

Under Section 362(b) of the Code, Municipal Bond Fund’s tax basis in the assets of New York Municipal Bond Fund acquired by Municipal Bond Fund in the Merger will be the same as the tax basis of such assets in the hands of New York Municipal Bond Fund immediately prior to the Merger;

(8)

Under Section 1223(2) of the Code, the holding period in the hands of Municipal Bond Fund of the assets of New York Municipal Bond Fund acquired by Municipal Bond Fund in the Merger will include the period during which the assets were held by New York Municipal Bond Fund; and

(9)

Municipal Bond Fund will succeed to and take into account the items of New York Municipal Bond Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

          Ropes & Gray LLP will express no view with respect to the effect of the Merger on any transferred asset as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year or upon the termination thereof, or (ii) upon the transfer of such asset regardless of whether such a transfer would otherwise be a non-taxable transaction.

          The opinion will be based on certain factual certifications made by officers of New York Municipal Bond Fund and Municipal Bond Fund and will also be based on customary assumptions. The opinion will note and distinguish certain published precedent; it is possible that the IRS could disagree with Ropes & Gray LLP’s opinion.

          Opinions of counsel are not binding upon the Internal Revenue Service or the courts. If the Merger is consummated but does not qualify as a tax-free reorganization under the Code, a shareholder of New York Municipal Bond Fund would recognize a taxable gain or loss equal to the difference between his or her tax basis in his or her New York Municipal Bond Fund shares and the fair market value of Municipal Bond Fund shares he or she received. Shareholders of New York Municipal Bond Fund should consult their tax advisors regarding the effect, if any, of the proposed Merger in light of their individual circumstances. Since the foregoing discussion relates only to the federal income tax consequences of the Merger, shareholders of New York Municipal Bond Fund should also consult their tax advisors as to the state and local tax consequences, if any, of the Merger.

          In connection with the Merger, a substantial portion of the securities held by New York Municipal Bond Fund is expected to be disposed of both before and after the Merger. This could result in additional portfolio transaction costs to both Funds and increased taxable distributions to shareholders of both Funds. The actual tax impact of such sales will depend on the difference between the price at which such portfolio assets are sold and New York Municipal Bond Fund’s basis in such assets and whether the sales occur before or after the Merger. Any net capital gains recognized in any such sales that occur prior to the Merger will be distributed to New York Municipal Bond Fund’s shareholders as capital gains dividends (to the extent of net realized long-term capital gains) and/or ordinary dividends (to the extent of net realized short-term capital gains) during or with respect to year of sale, and such distributions will be taxable to shareholders. As of October 31, 2007, New York Municipal Bond Fund’s net unrealized gains equaled approximately 1.6% of its net assets, or $0.17 per share.

          In addition, since the shareholders of New York Municipal Bond Fund will receive shares of Municipal Bond Fund, they will be allocated a proportionate share of any “built-in” (unrealized) gains in Municipal Bond Fund’s assets, as well as any taxable gains realized by Municipal Bond Fund but not distributed to its shareholders prior to the Merger, when such gains are eventually distributed by Municipal Bond Fund. As of October 31, 2007, Municipal Bond Fund’s net built-in (unrealized) gains equaled approximately 2% of its net assets, or $0.16 per share.

          Prior to the closing of the Merger, New York Municipal Bond Fund will, and Municipal Bond Fund may, declare a distribution to shareholders, which together with all previous distributions, will have the effect of distributing to shareholders all of its investment company taxable income (computed without regard to the deduction for dividends paid) and net capital gains, including those realized on disposition of portfolio securities in connection with the Merger (after reduction by any available capital loss carryforwards), if any, through the closing of the Merger. Such distributions will be taxable to shareholders to the extent such distributions are not exempt interest dividends.

          Municipal Bond Fund’s ability to carry forward and use pre-Merger capital losses of either Fund may be limited. Under Code Section 384, for the five years beginning on the closing date of the Merger, Municipal Bond Fund will not be allowed to offset capital gains built in to either Fund at the time of the Merger with capital losses built in to the other Fund. In addition, the loss limitation rule of Sections 382 and 383 of the Code will technically apply. Based on financial data as of October 31, 2007, the limitation amount exceeds the loss carryforwards for each Fund, and so the rule is likely to have no significant effect. Under Code Section 381, for the taxable year of the Merger, only that percentage of Municipal Bond Fund’s capital gain net income for such taxable year (excluding capital loss carryforwards) equal to the percentage of its year that remains following the Merger can be reduced by New York Municipal Bond Fund’s capital loss carryforwards (as otherwise limited under Code Sections 382 through 384). As of October 31, 2007, New York Municipal Bond Fund and Municipal Bond Fund had capital loss carryforwards of approximately $0 and $29 million (2.3% of the Fund’s net assets), respectively. If the Merger had occurred on October 31, 2007, without giving effect to the other State Specific Municipal Bond Fund Mergers, the combined fund would have a total capital loss carryforward equal to approximately 2.1% of its net assets.

          If shareholders submit proxies in a number sufficient to approve the Plan, then, during the period thereafter but prior to the Meeting and the closing of the Merger, the New York Municipal Bond Fund’s portfolio management team may choose to meet any demands for cash in the New York Municipal Bond Fund by selling securities that will not likely be desirable investments for the Municipal Bond Fund after the closing. As a result, it is possible that, during that period, less than 80% of the Fund’s assets may be invested in municipal securities exempt from income taxes in the State of New York, New York City, and the City of Yonkers, likely resulting in an increased amount of distributions to shareholders that will be subject to state and local income taxes.

Pro Forma Capitalization

          The following table sets forth the capitalizations of each of New York Municipal Bond Fund and Municipal Bond Fund as of May 31, 2007 and the capitalization of Municipal Bond Fund on a pro forma basis as of that date after giving effect to the proposed acquisition of assets at net asset value. The pro forma data reflects an exchange ratio of approximately 1.44 for each of Class A, Class B, Class C, and Class I shares, respectively, of Municipal Bond Fund issued for each Class A, Class B, Class C, and Class I share, respectively, of New York Municipal Bond Fund. The table assumes that only the Merger occurs, and does not take into account the consummation of any other proposed State Specific Municipal Bond Fund Merger. Municipal Bond Fund will be the accounting survivor following the Merger, regardless of whether any other State Specific Municipal Bond Fund Merger is consummated.

	New York Municipal Bond Fund	Municipal Bond Fund	Pro Forma Adjustments	Municipal Bond Fund (Pro Forma) (assuming only the Merger had occurred)

Net Assets
Class A	$6,212,743	$832,186,269		$838,399,012
Class B	$4,235,228	$24,971,259		$29,206,487
Class C	$7,176,414	$45,920,457		$53,096,871
Class I	$64,555,659	$393,262,490		$457,818,149

Total Net Assets	$82,180,044	$1,296,340,475		$1,378,520,519

Net Asset Value Per Share
Class A	$10.78	$7.46		$7.46
Class B	$10.78	$7.46		$7.46
Class C	$10.78	$7.46		$7.46
Class I	$10.78	$7.46		$7.46
Shares Outstanding
Class A	576,503	111,495,202	255,869	112,327,574
Class B	392,995	3,345,623	174,433	3,913,051
Class C	665,923	6,152,360	295,557	7,113,840
Class I	5,990,381	52,689,165	2,658,825	61,338,371

Total Shares Outstanding	7,625,802	173,682,350	3,384,684	184,692,836

          The following table sets forth the capitalizations of Municipal Bond Fund as of May 31, 2007, and the capitalization of Municipal Bond Fund on a pro forma basis as of that date after giving effect to each of the proposed acquisitions of assets at net asset value in the State Specific Municipal Bond Fund Mergers. The first column in the following table sets forth the pro forma capitalization of the New York Municipal Bond Fund prior to giving effect to any of the proposed Mergers. None of the proposed State Specific Municipal Bond Fund Mergers is contingent upon any of the other proposed State Specific Municipal Bond Fund Mergers. Evergreen Municipal Bond Fund will be the accounting survivor following the State Specific Municipal Bond Fund Mergers.

	New York Municipal Bond Fund	Municipal Bond Fund	Pro Forma Adjustments (Pro Forma) (assuming all of the proposed mergers with the State Specific Municipal Bond Funds had occurred)	Municipal Bond Fund (Pro Forma) (assuming all of the proposed mergers with the State Specific Municipal Bond Funds had occurred)

Net Assets
Class A	$6,212,743	$832,186,269	$213,755,642	$1,052,154,654
Class B	$4,235,228	$24,971,259	$54,537,868	$83,744,355
Class C	$7,176,414	$45,920,457	$24,162,177	$77,259,048
Class I	$64,555,659	$393,262,490	$812,959,408	$1,270,777,557

Total Net Assets	$82,180,044	$1,296,340,475	$1,105,415,095	$2,483,935,614

Net Asset Value Per Share
Class A	$10.78	$7.46		$7.46
Class B	$10.78	$7.46		$7.46
Class C	$10.78	$7.46		$7.46
Class I	$10.78	$7.46		$7.46
Shares Outstanding
Class A	576,503	111,495,202	28,894,442	140,966,147
Class B	392,995	3,345,623	7,481,327	11,219,945
Class C	665,923	6,152,360	3,532,765	10,351,048
Class I	5,990,381	52,689,165	111,578,968	170,258,514

Total Shares Outstanding	7,625,802	173,682,350	151,487,502	332,795,654

          The tables set forth above assume the mergers were consummated on May 31, 2007, and are for informational purposes only. No assurance can be given as to how many shares of Municipal Bond Fund will be received by the shareholders of New York Municipal Bond Fund on the date the Merger takes place, and the foregoing should not be relied upon to reflect the number of shares of Municipal Bond Fund that actually will be received on or after such date. The actual number of shares to be received will depend upon the net asset value and number of shares outstanding of each Fund at the Valuation Date.

Distribution of Shares

          EIS acts as principal underwriter of the shares of New York Municipal Bond Fund and Municipal Bond Fund. EIS distributes each Fund’s shares directly or through broker-dealers, banks (including Wachovia Bank, N.A.), or other financial intermediaries. New York Municipal Bond Fund and Municipal Bond Fund offer four classes of shares: Class A, Class B, Class C and Class I. Each class has a separate distribution arrangement and bears its own distribution expenses. (See “Distribution-Related and Shareholder Servicing-Related Expenses” below).

          In the proposed Merger, New York Municipal Bond Fund shareholders will receive shares of Municipal Bond Fund having the same class designation and the same arrangements with respect to the imposition of Rule 12b-1 distribution and service fees as the shares they currently hold. Because the Merger will be effected at net asset value without the imposition of a sales charge, New York Municipal Bond Fund shareholders will receive Municipal Bond Fund shares without paying any front-end sales charge or CDSC as a result of the Merger. Municipal Bond Fund Class B and Class C shares received by New York Municipal Bond Fund shareholders as a result of the Merger will continue to be subject to a CDSC upon subsequent redemption, but the CDSC will be based on the date of the original purchase of New York Municipal Bond Fund shares and will be subject to the CDSC schedule applicable to New York Municipal Bond Fund shares on the date of the original purchase of such shares.

          The following is a summary description of the charges and fees applicable to the Class A, Class B, Class C and Class I shares of Municipal Bond Fund. More detailed descriptions of the distribution arrangements applicable to the classes of shares are contained in each Fund’s prospectus and statement of additional information.

          Class A Shares. Class A shares may pay a front-end initial sales charge of up to 4.75% of the offering price and, as indicated below, are subject to distribution-related fees. For a description of the front-end sales charge applicable to the purchase of Class A shares see “How to Choose the Share Class that Best Suits You” in the prospectus of Municipal Bond Fund. No front-end sales charge will be imposed on Class A shares of Municipal Bond Fund received by New York Municipal Bond Fund shareholders as a result of the Merger.

          Class B Shares. Class B shares are sold without a front-end sales charge but are subject to a CDSC, which ranges from 5.00% to 1.00% if shares are redeemed within six years. In addition, Class B shares are subject to distribution-related fees and shareholder servicing-related fees as described below. Class B shares automatically convert to Class A shares after eight years. For purposes of determining when Class B shares issued in the Merger to shareholders of New York Municipal Bond Fund will convert to Class A shares, the holding period of the shares of Municipal Bond Fund received by each shareholder of New York Municipal Bond Fund will include the period during which the shares of New York Municipal Bond Fund exchanged therefor were held by such shareholder.

          Class B shares are subject to higher distribution-related fees than the corresponding Class A shares on which a front-end sales charge is imposed (until they convert to Class A shares). The higher distribution-related fees mean a higher expense ratio, so Class B shares pay correspondingly lower dividends and may have a lower net asset value than Class A shares of the Fund.

          Class C Shares. Class C shares are sold without a front-end sales charge and are subject to distribution-related and shareholder servicing-related fees. Class C shares are subject to a 1.00% CDSC if such shares are redeemed within one year. Class C shares issued to shareholders of New York Municipal Bond Fund in connection with the Merger will continue to be subject to the CDSC schedule in place at the time of their original purchase. Class C shares incur higher distribution-related fees than Class A shares, but unlike Class B shares, do not convert to any other class of shares.

          Class I Shares. Class I shares are sold at net asset value without any front-end sales charges or CDSC and are not subject to distribution-related fees. Class I shares are only available to certain classes of investors as is more fully described in the prospectus for the Fund.

          Additional information regarding the classes of shares of each Fund is included in each Fund’s prospectus and statement of additional information.

          Distribution-Related and Shareholder Servicing-Related Expenses. Each Fund has adopted a Rule 12b-1 plan with respect to its Class A shares under which the class may pay for distribution-related expenses at an annual rate which may not exceed 0.75% of the average daily net assets attributable to the class. Payments with respect to Class A shares are currently limited to 0.30% of the average daily net assets attributable to the class. This amount may be increased to the full plan rate for each Fund by the Trustees without shareholder approval.

          Each Fund has also adopted a Rule 12b-1 plan with respect to its Class B and Class C shares under which each class may pay for distribution-related expenses at an annual rate which may not exceed 1.00% of the average daily net assets attributable to the class. Of the total 1.00% Rule 12b-1 fees, up to 0.25% may be for payment with respect to “shareholder services.” Consistent with the requirements of Rule 12b-1 and the applicable rules of FINRA Regulation, following the Merger, Municipal Bond Fund may make distribution-related and shareholder servicing-related payments with respect to New York Municipal Bond Fund shares sold prior to the Merger.

          No Rule 12b-1 plan has been adopted for the Class I shares of either Fund.

          Additional information regarding the Rule 12b-1 plans adopted by each Fund is included in its prospectus and statement of additional information.

Calculating the Share Price

          The value of one share of a Fund, also known as the net asset value (NAV), is calculated by adding up the Fund’s total assets, subtracting all liabilities, and then dividing the result by the total number of shares outstanding. A separate NAV is calculated for each class of shares of a Fund. A Fund’s NAV is normally calculated using the value of the Fund’s assets as of 4:00 p.m. ET on each day the New York Stock Exchange (NYSE) is open for regular trading. The Evergreen funds reserve the right to adjust the time that a Fund calculates its NAV if the NYSE closes earlier than 4:00 p.m. ET or under other unusual circumstances.

          The price per share that you pay when you purchase shares of a Fund, or the amount per share that you receive when you sell shares of a Fund, is based on the next NAV calculated after your purchase or sale order is received (after taking into account any applicable sales charges) and all required information is provided.

VALUING A FUND’S INVESTMENTS

          A Fund must determine the value of the securities in its portfolio in order to calculate its NAV. A Fund generally values portfolio securities by using current market prices. Money market securities and short-term debt securities that mature in 60 days or less, however, are generally valued at amortized cost, which approximates market value.

          Valuing securities at a “fair value”. If a market price for a security is not readily available or is deemed unreliable, a Fund will use a “fair value” of the security as determined under policies established and reviewed periodically by the Board of Trustees. Although intended to approximate the actual value at which securities could be sold in the market, the fair value of one or more of the securities in a Fund’s portfolio could be different from the actual value at which those securities could be sold in the market.

          The following paragraphs identify particular types of securities that are often fair valued. While the Evergreen funds’ fair value policies apply to all of the Evergreen funds, the amount of any particular Fund’s portfolio that is fair valued will vary based on, among other factors, the Fund’s exposure to these types of securities. Since certain Funds invest a substantial amount of their assets in certain of these types of securities, it is possible that fair value prices will be used by a Fund to a significant extent.

           Securities that trade on foreign exchanges and on days when a Fund does not price its shares. Because certain of the securities in which a Fund may invest (e.g., foreign securities that trade on foreign exchanges) may trade on days when the Fund does not price its shares (e.g., days the NYSE is closed), the value of securities the Fund holds may change on days when shareholders will not be able to purchase or sell shares of the Fund. Accordingly, the price of the Fund’s shares will not reflect any such changes until the Fund’s NAV is next calculated. In addition, even on days when the NYSE is open, many foreign exchanges close substantially before 4:00 p.m. ET, and events occurring after such foreign exchanges close may materially affect the values of securities traded in those markets. Therefore, closing market prices for foreign securities may not reflect current values as of the time a Fund values its shares. In such instances, a Fund may fair value such securities.

           Securities quoted in foreign currencies. A Fund that holds securities quoted in foreign currencies will convert such prices into U.S. dollars. Changes in the values of those currencies in relation to the value of the U.S. dollar will affect the Fund’s NAV. Since a Fund normally converts foreign prices into U.S. dollars using exchange rates determined at 2:00 p.m. ET each day the Fund’s NAV is calculated, any changes in the value of a foreign currency after 2:00 p.m. ET normally will not be reflected in the Fund’s NAV that day. However, if an event or development occurs after 2:00 p.m. ET that materially affects a foreign exchange rate, a Fund may value foreign securities in accordance with a later exchange rate.

          Debt securities with more than 60 days to maturity. A Fund will generally value debt securities that mature in more than 60 days for which market prices are unavailable by using matrix pricing or other methods, provided by an independent pricing service or other service, that typically take into consideration such factors as similar security prices, yields, maturities, liquidity and ratings.

Small Account Fee

          The Funds reserve the right to assess a $15 annual low balance fee on each Fund account with a value of less than $1,000. The Funds will not assess this fee on: (i) accounts established under a Systematic Investment Plan (SIP), including IRAs, that have a value of less than $1,000 if the account is less than one year old, (ii) accounts established in connection with the conversion of Class B shares to Class A shares, (iii) employer sponsored retirement and/or qualified plans or (iv) other accounts as may be determined from time to time by the Funds. The Funds will notify a shareholder prior to assessing this fee, so that the shareholder can increase his account balance above the minimum, consolidate his accounts, or liquidate his account. A shareholder may take these actions at any time by contacting his investment professional or Evergreen.

Purchase and Redemption Procedures

          Information concerning applicable sales charges and distribution-related and shareholder servicing-related fees is provided above.

          The minimum initial purchase requirement for Class A, Class B and Class C shares of each Fund is $1,000 while the minimum initial purchase requirement for Class I shares is $1,000,000. There is no minimum for subsequent purchases of shares of either Fund. For more information, see “Shareholder Transactions – Minimum Investments” in each Fund’s prospectus. Each Fund provides for telephone, mail or wire redemption of shares at net asset value, less any CDSC, as next determined after receipt of a redemption request on each day the NYSE is open for trading. Each Fund reserves the right to redeem in kind, under certain circumstances, by paying you the proceeds of a redemption in securities rather than in cash, and to redeem the remaining amount in the account if the account balance falls below the minimum initial purchase amount due to shareholder transactions.

          All funds invested in each Fund are invested in full and fractional shares. The Funds reserve the right to reject any purchase order. Additional information concerning purchases and redemptions of shares, including how each Fund’s net asset value is determined, and the tax consequences of investing in the Funds is contained in each Fund’s prospectus and statement of additional information.

Short-Term Trading Policy

          Excessive short-term trading in a Fund’s shares by investors can be detrimental to the interests of long-term shareholders. Excessive short-term trading may disrupt portfolio management of the Fund, harm Fund performance, create transaction and other administrative costs that are borne by all shareholders and, ultimately, result in a dilution of, or otherwise negatively impact on, the value of the Fund’s shares held by long-term shareholders.

          To limit the negative effects of short-term trading on the Fund, the Fund’s Board of Trustees has adopted certain restrictions on trading by investors. If an investor redeems more than $5,000 (including redemptions that are a part of an exchange transaction) from an Evergreen fund, that investor is “blocked” from purchasing shares of that fund (including purchases that are a part of an exchange transaction) for 30 calendar days after the redemption. The short-term trading policy does not apply to:

•	Money market funds;

•	Evergreen Institutional Enhanced Income Fund; Evergreen Adjustable Rate Fund; and Evergreen Ultra Short Opportunities Fund;

•

Systematic investments or exchanges where Evergreen or the financial intermediary maintaining the shareholder account identifies to Evergreen the transaction as a systematic redemption or purchase at the time of the transaction;

•

Rebalancing transactions within certain asset allocation or “wrap” programs where Evergreen or the financial intermediary is able to identify the transaction as part of a firm-approved asset allocation program;

•	Purchases by a “fund of funds” into the underlying fund vehicle and purchases by 529 Plans;

•

Certain transactions involving participants in employer-sponsored retirement plans, including: participant withdrawals due to mandatory distributions, rollovers and hardships; withdrawals of shares acquired by participants through payroll deductions; and, shares acquired or sold by a participant in connection with plan loans; and

•	Purchases below $5,000 (including purchases that are a part of an exchange transaction).

          While the Fund will not monitor trading activity outside the policy above, the Fund reserves the right to reject any purchase or exchange, to terminate an investor’s investment or exchange privileges or to seek additional information, if the Fund determines in its sole discretion that trading activity by the investor may be detrimental to the interests of long-term shareholders. In considering whether trading activity may be detrimental to the interests of long-term shareholders, the Fund considers a number of factors, such as the frequency of trading by the investor, the amount involved in the investor’s trades, and the length of time the investment is held, along with other factors.

          There are certain limitations on the Fund’s ability to detect and prevent short-term trading. For example, while the Fund has access to trading information relating to investors who trade and hold their shares directly with the Fund, the Fund may not have timely access to such information for investors who trade through financial intermediaries such as broker dealers and financial advisors or through retirement plans. Certain financial intermediaries and retirement plans hold their shares or those of their clients through omnibus accounts maintained with the Fund. The Fund may be unable to compel financial intermediaries to apply the Fund’s short-term trading policy described above. The Fund reserves the right, in its sole discretion, to allow financial intermediaries to apply alternative short-term trading policies. The Fund will use reasonable diligence to confirm that such intermediaries are applying the Fund’s short-term trading policy or an acceptable alternative. Consult the disclosure provided by your financial intermediary for any alternative short-term trading policies that may apply to your account. It is possible that excessive short-term trading or trading in violation of the Fund’s trading restrictions may occur despite the Fund’s efforts to prevent them.

Exchange Privileges

          Holders of shares of a class of each Fund may exchange their shares for shares of the same class of any other Evergreen fund. No sales charge is imposed on an exchange. An exchange which represents an initial investment in another Evergreen fund must amount to at least $1,000 for Classes A, B and C shares and $1,000,000 for Class I shares. Also, an exchange is considered both a sale and a purchase of shares and may create a taxable event. Further information regarding the current exchange privileges, the requirements and limitations attendant thereto, and the tax implications are described in each Fund’s prospectus and statement of additional information.

Dividend Policy

          Both Funds distribute their investment company taxable income monthly and their net realized gains at least annually to shareholders of record on the dividend record date. Unless a shareholder chooses otherwise on the account application, all dividend, capital gain and other distribution payments made by the Fund will be reinvested in additional shares of the Fund. Other options are: (i) to reinvest dividends earned in one Fund into an existing account in another Evergreen fund in the same share class and same registration automatically, with capital gains reinvested in the original fund; (ii) to reinvest capital gains but receive all ordinary income dividend distributions in cash; or (iii) to receive all distributions in cash. See each Fund’s prospectus for further information concerning dividends and distributions.

          After the Merger, shareholders of New York Municipal Bond Fund who have elected to have their dividends and/or distributions reinvested will have dividends and/or distributions received from Municipal Bond Fund reinvested in shares of Municipal Bond Fund. Shareholders of New York Municipal Bond Fund who have elected to receive dividends and/or distributions in cash will receive dividends and/or distributions from Municipal Bond Fund in cash after the Merger, although they may, after the Merger, elect to have such dividends and/or distributions reinvested in additional shares of Municipal Bond Fund.

          Both Municipal Bond Fund and New York Municipal Bond Fund have qualified and intend to continue to qualify to be treated as regulated investment companies under the Code. To remain qualified as a regulated investment company, a Fund must distribute at least 90% of its taxable and tax-exempt income. While so qualified, so long as the Fund distributes all of its net investment company taxable and tax-exempt income and any net realized gains to shareholders, it is expected that the Fund will not be required to pay any federal income taxes on the amounts so distributed. A 4% nondeductible excise tax will be imposed on amounts not distributed if a Fund does not meet certain distribution requirements by the end of each calendar year. Each Fund anticipates meeting such distribution requirements.

INFORMATION ON SHAREHOLDERS’ RIGHTS

Form of Organization

          New York Municipal Bond Fund and Municipal Bond Fund are both series of Evergreen Municipal Trust (the “Trust”), which is an open-end management investment company registered with the SEC under the 1940 Act, and which continuously offers shares to the public. The Trust is organized as a Delaware statutory trust and is governed by its Amended and Restated Agreement and Declaration of Trust (referred to hereinafter as the “Declaration of Trust”), its Amended and Restated By-Laws (referred to hereinafter as the “By-Laws”), and applicable Delaware and federal law.

Capitalization

          The beneficial interests in Municipal Bond Fund and New York Municipal Bond Fund are represented by an unlimited number of transferable shares of beneficial interest, $0.001 par value per share. Each Fund’s governing documents permit the Trustees to allocate shares into an unlimited number of series, and classes thereof, with rights determined by the Trustees, all without shareholder approval. Fractional shares may be issued by either Fund. Each Fund’s shares represent equal proportionate interests in the assets belonging to the Fund. Except as otherwise required by the 1940 Act or other applicable law, shareholders of each Fund are entitled to receive dividends and other amounts as determined by the Trustees. Shareholders of each Fund vote separately, by class, as to matters, such as approval of or amendments to Rule 12b-1 distribution plans, that affect only their particular class and, by Fund, as to matters, such as approval of or amendments to investment advisory agreements or proposed mergers, that affect only their particular Fund.

Shareholder Liability

          Under Delaware law, shareholders of a Delaware statutory trust are entitled to the same limitation of personal liability extended to stockholders of Delaware corporations. Other than in a limited number of states, no such similar statutory or other authority limiting business trust shareholder liability exists. As a result, to the extent that the Trust or shareholders of the Trust are subject to the jurisdiction of a court that does not apply Delaware law, shareholders of the Trust may be subject to liability. To guard against this risk, the Declaration of Trust of the Trust (a) provides that any written obligation of the Trust may contain a statement that such obligation may only be enforced against the assets of the Trust or the particular series in question and the obligation is not binding upon the shareholders of the Trust; however, the omission of such a disclaimer will not operate to create personal liability for any shareholder; and (b) provides for indemnification out of Trust property of any shareholder held personally liable for the obligations of the Trust. Accordingly, the risk of a shareholder of Evergreen Municipal Trust incurring financial loss beyond that shareholder’s investment because of shareholder liability should be limited to circumstances in which: (i) the court refuses to apply Delaware law; (ii) no contractual limitation of liability was in effect; and (iii) the Trust itself is unable to meet its obligations.

Shareholder Meetings and Voting Rights

          Neither Fund is required to hold annual meetings of shareholders. The Trust does not currently intend to hold regular shareholder meetings. A meeting of shareholders for the purpose of voting upon the question of removal of a Trustee must be called when requested in writing by the holder(s) of at least 10% of the outstanding shares of the Trust. The Trust is required to call a meeting of shareholders for the purpose of electing Trustees if, at any time, less than a majority of the Trustees then holding office were elected by shareholders. Cumulative voting is not permitted. Except when a larger quorum is required by applicable law, 25% of the outstanding shares of a Fund entitled to vote constitutes a quorum for consideration of a matter. For each Fund, when a quorum is present a majority (greater than 50%) of the votes cast is sufficient to act on a matter (unless otherwise specifically required by the applicable governing documents or other law, including the 1940 Act).

          Under the Declaration of Trust of the Trust, each share of Municipal Bond Fund and New York Municipal Bond Fund, respectively, is entitled to one vote for each dollar and a fractional vote for each fraction of a dollar, of net asset value applicable to such share.

Liquidation

          In the event of the liquidation of Municipal Bond Fund or New York Municipal Bond Fund, the shareholders are entitled to receive, when and as declared by the Trustees, the excess of the assets belonging to such Fund or attributable to the class over the liabilities belonging to the Fund or attributable to the class. In either case, the assets so distributable to shareholders of the Fund will be distributed among the shareholders in proportion to the number of shares of the class of the Fund held by them and recorded on the books of the Fund.

Liability and Indemnification of Trustees

          Under the Declaration of Trust of the Trust, a Trustee is liable to the Trust and its shareholders only for such Trustee’s own willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the office of Trustee or the discharge of such Trustee’s functions. As provided in the Declaration of Trust, each Trustee of the Trust is entitled to be indemnified against all liabilities against him or her, including the costs of litigation, unless it is determined that the Trustee (i) did not act in good faith in the reasonable belief that such Trustee’s action was in or not opposed to the best interests of the Trust; (ii) had acted with willful misfeasance, bad faith, gross negligence or reckless disregard of such Trustee’s duties; and (iii) in a criminal proceeding, had reasonable cause to believe that such Trustee’s conduct was unlawful (collectively, “disabling conduct”). A determination that the Trustee did not engage in disabling conduct and is, therefore, entitled to indemnification may be based upon the outcome of a court action or administrative proceeding or on a reasonable determination based on the facts by (a) a vote of a majority of a quorum of those Trustees who are neither “interested persons” within the meaning of the 1940 Act nor parties to the proceeding or (b) an independent legal counsel in a written opinion. The Trust may also advance money for such litigation expenses provided that the Trustee undertakes to repay the Trust if his or her conduct is later determined to preclude indemnification and certain other conditions are met.

          The foregoing is only a summary of certain characteristics of the operations of the Declaration of Trust of the Trust, By-Laws and Delaware law and is not a complete description of those documents or law. Shareholders should refer to the provisions of such Declaration of Trust, By-Laws and Delaware law directly for more complete information.

VOTING INFORMATION CONCERNING THE MEETING

          This prospectus/proxy statement is being sent to shareholders of New York Municipal Bond Fund in connection with the solicitation of proxies by the Trustees of Evergreen Municipal Trust, to be used at a Special Meeting of Shareholders (the “Meeting”) to be held at 10:00 a.m., Eastern time, on March 20, 2008, at the offices of Evergreen Investments, 200 Berkeley Street, 26th Floor, Boston, Massachusetts 02116-5034, and at any adjournments thereof. This prospectus/proxy statement, along with a Notice of the Meeting and a proxy card, is first being mailed to shareholders of New York Municipal Bond Fund on or about January 31, 2008. Only shareholders of record as of the close of business on December 31, 2007 (the “Record Date”) will be entitled to notice of, and to vote at, the Meeting or any adjournment(s) thereof. The costs incurred in connection with the solicitation of proxies and the costs of holding the Meeting will be borne by EIMC or one of its affiliates.

          You can vote by returning your properly executed proxy card in the envelope provided. When you complete and sign your proxy card, the proxies named will vote on your behalf at the Meeting (or any adjournments thereof) as you have indicated. If no choice is specified, your shares will be voted FOR approval of the Plan. If any other matters are properly presented at the Meeting for action, the persons named as proxies will vote in accordance with the views of management of New York Municipal Bond Fund. If any other matters about which New York Municipal Bond Fund did not have timely notice properly come before the meeting, authorization is given to the proxy holders to vote in accordance with the views of management of New York Municipal Bond Fund. Abstentions and “broker non-votes” (i.e., shares held by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or the persons entitled to vote and (ii) the broker or nominee does not have discretionary voting power on a particular matter) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum, and will have the effect of a vote against the Plan. Any proposal for which sufficient favorable votes have been received by the time of the Meeting may be acted upon and considered final regardless of whether the Meeting is adjourned to permit additional solicitation with respect to any other proposal. In certain circumstances in which New York Municipal Bond Fund has received sufficient votes to approve a matter being recommended for approval by the Board of Trustees, New York Municipal Bond Fund may request that brokers and nominees, in their discretion, withhold submission of broker non-votes in order to avoid the need for solicitation of additional votes in favor of the proposal.

          Shareholders may revoke a proxy prior to the Meeting by giving timely written notice of such revocation to the Fund at the address above, by submitting a subsequent proxy timely and in accordance with the methods prescribed by this prospectus/proxy statement, or by attending the Meeting and voting in person. Any shareholder who has returned a properly executed proxy card, including a broker who may hold shares on your behalf, has the right to revoke it at any time prior to its exercise by attending the Meeting and voting his or her shares in person, by submitting a letter of revocation to the Trust prior to the date of the Meeting, by submitting a later dated and properly executed proxy card to the Trust prior to the date of the Meeting, or by telephone or Internet. Unless revoked, all valid proxies will be voted in accordance with the specifications thereon or, in the absence of such specifications, FOR approval of the Plan.

          Approval of the Plan will require the affirmative vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of New York Municipal Bond Fund. A vote of a majority of the outstanding voting securities is defined in the 1940 Act as the lesser of (a) 67% or more of the shares of New York Municipal Bond Fund that are present or represented by proxy at the Meeting, if more than 50% of the shares outstanding are present in person or by proxy at the Meeting; or (b) more than 50% of the shares of New York Municipal Bond Fund outstanding.

          In voting on the Plan, all classes of New York Municipal Bond Fund will vote together as if they were a single class, and each share will be entitled to one vote for each dollar, and a fractional vote for each fraction of a dollar, of net asset value applicable to such share.

          Proxy solicitations will be made primarily by mail, but proxy solicitations may also be made by telephone, through the Internet or personal solicitations conducted by officers and employees of EIMC, its affiliates or other representatives of New York Municipal Bond Fund (who will not be paid for their soliciting activities). In addition, The Altman Group, the Fund’s proxy solicitor, may make proxy solicitations and will receive compensation for seeking shareholder votes and answering shareholder questions in an amount estimated to be $6,000. That cost and other expenses of the Meeting and the Merger will be paid by Evergreen Investment Management Company, LLC or one of its affiliates. If you wish to participate in the Meeting, you may submit the proxy card included with this prospectus/proxy statement by mail, vote by telephone or the Internet, or attend the Meeting in person. (See the back of this prospectus/proxy statement for voting instructions.)

          If New York Municipal Bond Fund shareholders do not vote to approve the Merger, the Trustees may consider other possible courses of action in the best interests of shareholders. In the event a quorum is not present at the Meeting or in the event that a quorum is present but sufficient votes to approve the proposal are not received, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. The persons named as proxies will vote in favor of adjournment those proxies that they are entitled to vote in favor of the proposal. They will vote against any such adjournment those proxies required to be voted against the proposal. The Meeting, whether or not a quorum is present, may be adjourned from time to time by the vote of a majority of the shares represented at the Meeting, either in person or by proxy; or in his or her discretion by the chair of the Meeting. Abstentions and broker non-votes will not be voted on a motion to adjourn.

          A shareholder who objects to the proposed Merger will not be entitled under either Delaware law or the Declaration of Trust to demand payment for, or an appraisal of, his or her shares. However, shareholders should be aware that the Merger as proposed is not expected to result in recognition of gain or loss to shareholders for federal income tax purposes and that, if the Merger is consummated, shareholders will be free to redeem the shares of Municipal Bond Fund which they receive in the transaction at their then-current net asset value. Shares of New York Municipal Bond Fund may be redeemed at any time prior to the consummation of the Merger. Shareholders of New York Municipal Bond Fund may wish to consult their tax advisors as to any differing consequences of redeeming Fund shares prior to the Merger or exchanging such shares in the Merger.

          New York Municipal Bond Fund does not hold annual shareholder meetings. If the Merger is not approved, shareholders wishing to submit proposals to be considered for inclusion in a proxy statement for a subsequent shareholder meeting should send their written proposals to the Secretary of Evergreen Municipal Trust at the address set forth on the cover of this prospectus/proxy statement so that they will be received by the Fund a reasonable period of time prior to the meeting.

          The votes of the shareholders of Municipal Bond Fund are not being solicited by this prospectus/proxy statement and are not required to carry out the Merger.

          NOTICE TO BANKS, BROKER-DEALERS AND VOTING TRUSTEES AND THEIR NOMINEES. Please advise New York Municipal Bond Fund whether other persons are beneficial owners of shares for which proxies are being solicited and, if so, the number of copies of this prospectus/proxy statement needed to supply copies to the beneficial owners of the respective shares.

Shareholder Information

          For each class of New York Municipal Bond Fund’s shares entitled to vote at the meeting, the number of shares outstanding as of the Record Date was as follows:

Class of Shares	Number of Shares Outstanding and Entitled to Vote

Class A	650,288
Class B	405,063
Class C	613,327
Class I	5,513,977

All Classes	7,182,655

New York Municipal Bond Fund

          As of the Record Date, the officers and Trustees of the Trust owned as a group less than 1% of the outstanding shares of any class of New York Municipal Bond Fund. Except as noted below in the table, to the Fund’s knowledge, no persons owned of record 5% or more of any class of shares of the Fund. No person is reflected on the books and records of the Fund as owning beneficially 5% or more of the shares of any class of the Fund as of the Record Date. Any shareholder who holds beneficially 25% or more of the outstanding common shares of the Fund may be deemed to control the Fund until such time as it holds beneficially less than 25% of the outstanding common shares of the Fund. Any entity controlling the Fund may be able to determine the outcome of issues that are submitted to shareholders for vote, including the vote to approve the Plan, and may be able to take action regarding the Fund without the consent or approval of the other shareholders.

Name and Address of Shareholders	Class	Number of Shares	Percentage of Shares of Class Before Merger	Percentage of Shares of Class (assuming only the Merger had occurred)	Percentage of Shares of Class (assuming all of the proposed mergers with the State Specific Municipal Bond Funds had occurred)

First Clearing, LLC Kathleen B Haskins 545 W End Ave Apt 15E New York, NY 10024-2725	A	93,227.830	14.34%	0.12%	0.10%
Citigroup Global Markets Inc House Account 333 West 34th Street New York, NY 10001-2402	A	64,155.857	9.87%	0.08%	0.07%
MLPF&S For the Sole Benefit of Its Customers 4800 Deer Lake Dr E 2nd Floor Jacksonville, FL 32246-6484	A	63,119.138	9.71%	0.08%	0.07%
HSBC Securities (USA) Inc. Vintage Abstract Corp 452 Fifth Ave New York, NY 10018-2706	A	41,279.583	6.35%	0.05%	0.04%
MLPF&S For the Sole Benefit of Its Customers 4800 Deer Lake Dr E 2nd Floor Jacksonville, FL 32246-6484	B	25,559.354	6.31%	0.80%	0.34%
Robert J Romano 8201 13th Ave Brooklyn, NY 11228-3015	B	22,832.279	5.64%	0.72%	0.30%
Citigroup Global Markets Inc House Account 333 West 34th Street New York, NY 10001-2402	C	125,766.887	20.51%	2.35%	1.70%
MLPF&S For the Sole Benefit of Its Customers 4800 Deer Lake Dr E 2nd Floor Jacksonville, FL 32246-6484	C	115,547.686	18.84%	2.15%	1.56%
UBS Financial Services Inc. FBO Jahn Levin and Sabrina Levin Ten In Com 10 Saddle Ridge Rd Old Westbury, NY 11568-1150	C	35,999.308	5.87%	0.67%	0.49%
The Bank of New York Custodian Pricewater House Coopers LLP Cost Equalization Trust One Wall Street – 12th Fl New York, NY 10286-0001	I	1,473,401.719	26.72%	3.86%	1.48%
Wachovia Bank Trust Accounts 11th Fl CMG-1151 301 S Tryon St Charlotte, NC 28282-1915	I	1,046,708.298	18.98%	2.74%	1.05%
Maggie Beth Lear Quellos Financial 601 Union Street – 56th Floor Seattle, WA 98101-2341	I	303,672.441	5.51%	0.80%	0.30%

Municipal Bond Fund

          As of the Record Date, the officers and Trustees of the Trust owned as a group less than 1% of the outstanding shares of any class of Municipal Bond Fund. Except as noted below in the table, to the Fund’s knowledge, no persons owned of record 5% or more of any class of shares of the Fund. No person is reflected on the books and records of the Fund as owning beneficially 5% or more of the shares of any class of the Fund as of the Record Date. Any shareholder who holds beneficially 25% or more of the outstanding common shares of the Fund may be deemed to control the Fund until such time as it holds beneficially less than 25% of the outstanding common shares of the Fund. Any entity controlling the Fund may be able to determine the outcome of issues that are submitted to shareholders for vote, including the vote to approve the Plan, and may be able to take action regarding the Fund without the consent or approval of the other shareholders.

Name and Address of Shareholders	Class	Number of Shares	Percentage of Shares of Class Before Merger	Percentage of Shares of Class (assuming only the Merger had occurred)	Percentage of Shares of Class (assuming all of the proposed mergers with the State Specific Municipal Bond Funds had occurred)

MLPF&S For the Sole Benefit of Its Customers 4800 Deer Lake Dr E 2nd Floor Jacksonville, FL 32246-6484	A	6,790,870.914	6.14%	6.08%	4.90%
Citigroup Global Markets Inc House Account 333 West 34th Street New York, NY 10001-2402	A	5,824,091.751	5.26%	5.22%	4.20%
MLPF&S For the Sole Benefit of Its Customers 4800 Deer Lake Dr E 2nd Floor Jacksonville, FL 32246-6484	B	336,405.680	8.26%	7.21%	3.04%
MLPF&S For the Sole Benefit of Its Customers 4800 Deer Lake Dr E 2nd Floor Jacksonville, FL 32246-6484	C	901,436.178	12.93%	11.45%	8.31%
Wachovia Bank Cash Acct Trust Accounts 1525 West Wt Harris Blvd Charlotte, NC 28288-0001	I	34,439,726.787	71.93%	61.53%	23.52%
Wachovia Bank Cash/Reinvest Acct Trust Accounts 1525 West Wt Harris Blvd Charlotte, NC 28288-0001	I	9,022,068.353	18.84%	16.12%	6.16%

THE TRUSTEES OF EVERGREEN MUNICIPAL TRUST RECOMMEND APPROVAL OF THE PLAN. ANY PROPERLY EXECUTED PROXY CARDS RECEIVED WITHOUT INSTRUCTIONS TO THE CONTRARY WILL BE VOTED IN FAVOR OF APPROVAL OF THE PLAN.

FINANCIAL STATEMENTS

          The Merger SAI incorporates by reference the audited financial statements of New York Municipal Bond Fund and Municipal Bond Fund as of March 31, 2007, and May 31, 2007, respectively, including the financial highlights for the periods indicated therein and the reports of KPMG LLP, the Funds’ independent registered public accounting firm, thereon. The Merger SAI also incorporates by reference the unaudited financial statements of New York Municipal Bond Fund as of September 30, 2007, including the financial highlights for the periods indicated therein. The Merger SAI also includes unaudited pro forma financial statements.

LEGAL MATTERS

          Certain legal matters concerning the issuance of shares of Municipal Bond Fund will be passed upon by Richards, Layton & Finger, P.A., Wilmington, Delaware.

ADDITIONAL INFORMATION

          New York Municipal Bond Fund and Municipal Bond Fund are each subject to the informational requirements of the Securities Exchange Act of 1934 and the 1940 Act, and in accordance therewith file reports and other information including proxy material, and charter documents with the SEC. These items can be inspected and copies may be obtained at prescribed rates at the Public Reference Facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such filings may be available at the following Commission regional offices: 7 World Trade Center, suite 1300, New York, NY 10048; 1401 Brickell Avenue, Suite 200, Miami, FL 33131; 500 West Madison Street, suite 1400, Chicago, IL 60661; 1801 California Street, Suite 4800, Denver, CO 80202; and 5670 Wilshire Boulevard, 11th Floor, Los Angeles, CA 90036. Copies of such materials can also be obtained by mail from the Public Reference Branch, Office of Consumer Affairs and Informational Services, SEC, Washington, D.C. 20549 at prescribed rates or by calling 1-202-551-8090.

OTHER BUSINESS

          The Trustees of Evergreen Municipal Trust do not intend to present any other business at the Meeting. If any other matters are properly presented at the Meeting for action, the persons named as proxies will vote in accordance with the views of management of the Fund.

January 17, 2008

INSTRUCTIONS FOR EXECUTING PROXY CARD

          The following general rules for signing proxy cards may be of assistance to you and may help to avoid the time and expense involved in validating your vote if you fail to sign your proxy card properly.

1.	INDIVIDUAL ACCOUNTS: Sign your name exactly as it appears in the Registration on the proxy card.

2.	JOINT ACCOUNTS: If joint owners, either party may sign, but the name of the party signing should conform exactly to a name shown in the Registration on the proxy card.

3.	ALL OTHER ACCOUNTS: The capacity of the individual signing the proxy card should be indicated unless it is reflected in the form of Registration. For example:

REGISTRATION	VALID SIGNATURE

CORPORATE ACCOUNTS

(1) ABC Corp.	ABC Corp.
(2) ABC Corp.	John Doe, Treasurer
(3) ABC Corp.	John Doe
c/o John Doe, Treasurer
(4) ABC Corp. Profit Sharing Plan	John Doe, Trustee

TRUST ACCOUNTS

(1) ABC Trust	Jane B. Doe, Trustee
(2) Jane B. Doe, Trustee	Jane B. Doe
u/t/d 12/28/78

CUSTODIAL OR ESTATE ACCOUNTS

(1) John B. Smith, Cust.	John B. Smith
f/b/o John B. Smith, Jr. UGMA
(2) John B. Smith	John B. Smith, Jr., Executor

After completing your proxy card, return it in the enclosed postage-paid envelope.

OTHER WAYS TO VOTE YOUR PROXY

VOTE BY TELEPHONE:

1.	Read the prospectus/proxy statement and have your proxy card at hand.

2.	Call the toll-free number indicated on your proxy card.

3.	Enter the control number found on your proxy card.

4.	Follow the simple recorded instructions.

VOTE BY INTERNET:

1.	Read the prospectus/proxy statement and have your proxy card at hand.

2.	Go to the website indicated on your proxy card and follow the voting instructions.

               The above methods of voting are generally available 24 hours a day. Do not mail the proxy card if you are voting by telephone or Internet. If you have any questions about the proxy card, please call The Altman Group, our proxy solicitor, at (800) 821-8781 (toll free).

EXHIBIT A

AGREEMENT AND PLAN OF REORGANIZATION

          THIS AGREEMENT AND PLAN OF REORGANIZATION (the “Agreement”) is made as of this 21st day of December, 2007, among Evergreen Municipal Trust, a Delaware statutory trust, with its principal place of business at 200 Berkeley Street, Boston, Massachusetts 02116 (the “Acquiring Fund Trust”), with respect to its Evergreen Municipal Bond Fund series (the “Acquiring Fund”), and Evergreen Municipal Trust, a Delaware statutory trust, with its principal place of business at 200 Berkeley Street, Boston, Massachusetts 02116 (the “Selling Fund Trust”), with respect to its Evergreen New York Municipal Bond Fund series (the “Selling Fund”) and Evergreen Investment Management Company, LLC (“EIMC”), as to Article IX only.

          This Agreement is intended to be, and is adopted as, a plan of reorganization and liquidation within the meaning of Section 368(a)(1) of the United States Internal Revenue Code of 1986, as amended (the “Code”). The reorganization (the “Reorganization”) will consist of (i) the transfer of all of the assets of the Selling Fund in exchange solely for Class A, Class B, Class C and Class I shares of beneficial interest of the Acquiring Fund (the “Acquiring Fund Shares”); (ii) the assumption by the Acquiring Fund of all of the liabilities of the Selling Fund; and (iii) the distribution, on or after the Closing Date (as hereinafter defined), of the Acquiring Fund Shares pro rata to the shareholders of the Selling Fund in liquidation of the Selling Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.

          WHEREAS, the Selling Fund and the Acquiring Fund are each a separate investment series of an open-end, registered investment company of the management type and the Selling Fund owns securities that generally are assets of the character in which the Acquiring Fund is permitted to invest;

          WHEREAS, both Funds are authorized to issue their shares of beneficial interest;

          WHEREAS, the Trustees of the Acquiring Fund Trust have determined that the exchange of all of the assets of the Selling Fund for Acquiring Fund Shares and the assumption of the liabilities of the Selling Fund by the Acquiring Fund on the terms and conditions hereinafter set forth are in the best interests of the Acquiring Fund and that the interests of the Acquiring Fund’s existing shareholders will not be diluted as a result of the transactions contemplated herein;

          WHEREAS, the Trustees of the Selling Fund Trust have determined that the Selling Fund should exchange all of its assets and liabilities for Acquiring Fund Shares on the terms and conditions herein set forth, that such exchange is in the best interests of the Selling Fund and that the interests of the Selling Fund’s existing shareholders will not be diluted as a result of the transactions contemplated herein;

          NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

ARTICLE I
TRANSFER OF ASSETS OF THE SELLING FUND IN EXCHANGE FOR THE ACQUIRING FUND SHARES AND ASSUMPTION OF SELLING FUND LIABILITIES AND LIQUIDATION OF THE SELLING FUND

          1.1          THE EXCHANGE. Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Selling Fund agrees to sell, assign, convey, transfer and deliver all of the Selling Fund’s assets as set forth in paragraph 1.2 to the Acquiring Fund. The Acquiring Fund agrees in exchange therefore (i) to deliver to the Selling Fund the number of Acquiring Fund Shares, including fractional Acquiring Fund Shares, computed in the manner and as of the time and date set forth in paragraphs 2.2 and 2.3; and (ii) to assume all of the liabilities of the Selling Fund, as set forth in paragraph 1.3. Such transactions shall take place on the Closing Date provided for in paragraph 3.1.

          1.2          ASSETS TO BE ACQUIRED. The assets of the Selling Fund to be acquired by the Acquiring Fund shall consist of all property, including, without limitation, all cash, securities, commodities, interests in futures and dividends or interest receivables (whether accrued or contingent), that are owned by the Selling Fund and any deferred or prepaid expenses shown as an asset on the books of the Selling Fund on the Closing Date.

          The Selling Fund has provided the Acquiring Fund with its most recent audited financial statements, which contain a list of all of the Selling Fund’s assets as of the date thereof. The Selling Fund hereby represents that as of the date of the execution of this Agreement there have been no changes in its financial position as reflected in said financial statements other than those occurring in the ordinary course of its business in connection with the purchase and sale of securities and the payment of its normal operating expenses.

          The Selling Fund will pay or cause to be paid to the Acquiring Fund any interest, cash or such dividends, rights and other payments received by it on or after the Closing Date with respect to the assets to be transferred pursuant to this Agreement and other properties and assets of the Selling Fund, whether accrued or contingent, received by it on or after the Closing Date. Any such distribution shall be deemed included in the assets transferred to the Acquiring Fund at the Closing Date and shall not be separately valued unless the securities in respect of which such distribution is made shall have gone “ex” such distribution prior to the Valuation Date (as hereinafter defined in paragraph 2.1), in which case any such distribution which remains unpaid at the Closing Date shall be included in the determination of the value of the assets of the Selling Fund acquired by the Acquiring Fund.

          1.3          LIABILITIES TO BE ASSUMED. The Acquiring Fund shall assume all of the liabilities of the Selling Fund, whether absolute or contingent, accrued or unaccrued, known or unknown. The Selling Fund will endeavor to discharge prior to the Closing Date all of its known liabilities and obligations that are due and payable as of the Closing Date.

          1.4          LIQUIDATION AND DISTRIBUTION. On or as soon after the Closing Date as is conveniently practicable (the “Liquidation Date”), (a) the Selling Fund will liquidate and distribute pro rata to the Selling Fund’s shareholders of record, determined as of the close of business on the Valuation Date (as hereinafter defined in paragraph 2.1) (the “Selling Fund Shareholders”), the Acquiring Fund Shares received by the Selling Fund pursuant to paragraph 1.1; and (b) the Selling Fund will thereupon proceed to dissolve as set forth in paragraph 1.8 below. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Selling Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the names of the Selling Fund Shareholders and representing the respective pro rata number of the Acquiring Fund Shares due such shareholders. All issued and outstanding shares of the Selling Fund will simultaneously be canceled on the books of the Selling Fund. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.

          1.5          OWNERSHIP OF SHARES. Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund’s transfer agent. Shares of the Acquiring Fund will be issued in the manner described in the Prospectus/Proxy Statement (as defined in paragraph 4.1(o)) which has been distributed to shareholders of the Selling Fund.

          1.6          TRANSFER TAXES. Any transfer taxes payable upon issuance of the Acquiring Fund Shares in a name other than the registered holder of the Selling Fund shares on the books of the Selling Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

          1.7          REPORTING RESPONSIBILITY. Any reporting responsibility of the Selling Fund is and shall remain the responsibility of the Selling Fund up to and including the Closing Date and such later date on which the Selling Fund is terminated.

          1.8          TERMINATION. The Selling Fund shall be terminated promptly following the Closing Date and the making of all distributions pursuant to paragraph 1.4.

ARTICLE II
VALUATION

          2.1          VALUATION OF ASSETS. The value of the Selling Fund’s assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of the close of business on the New York

Stock Exchange on the business day next preceding the Closing Date (such time and date being hereinafter called the “Valuation Date”), using the valuation procedures set forth in the Acquiring Fund Trust’s Amended and Restated Agreement and Declaration of Trust (the “Acquiring Fund Trust’s Declaration of Trust”) and the Acquiring Fund’s then current prospectus and statement of additional information or such other valuation procedures as shall be mutually agreed upon by the parties.

          2.2          VALUATION OF SHARES. The net asset value per share of the Acquiring Fund Shares shall be the net asset value per share computed as of the close of business on the New York Stock Exchange on the Valuation Date, using the valuation procedures set forth in the Acquiring Fund Trust’s Declaration of Trust and the Acquiring Fund’s then current prospectus and statement of additional information.

          2.3          SHARES TO BE ISSUED. The number of the Acquiring Fund Shares of each class to be issued (including fractional shares, if any) in exchange for the Selling Fund’s assets shall be determined by multiplying the shares outstanding of each class of the Selling Fund by the ratio computed by dividing the net asset value per share of the Selling Fund attributable to such class by the net asset value per share of the respective class of the Acquiring Fund determined in accordance with paragraph 2.2. Holders of Class A, Class B, Class C, and Class I shares of the Selling Fund will receive Class A, Class B, Class C, and Class I shares, respectively, of the Acquiring Fund.

          2.4          DETERMINATION OF VALUE. All computations of value shall be made by State Street Bank and Trust Company in accordance with its regular practice in pricing the shares and assets of the Acquiring Fund. The method of valuation employed will be consistent with the procedures set forth in the prospectus and statement of additional information of the Acquiring Fund. No adjustment shall be made in the net asset value of either the Selling Fund or the Acquiring Fund to take into account differences in realized and unrealized gains and losses.

ARTICLE III
CLOSING AND CLOSING DATE

          3.1          CLOSING DATE. The closing of the Reorganization (the “Closing”) shall take place on or about April 11, 2008 or such other date as the parties may agree to in writing (the “Closing Date”). All acts taking place at the Closing shall be deemed to take place simultaneously immediately prior to the opening of business on the Closing Date unless otherwise provided. The Closing shall be held as of 9:00 a.m. Eastern time at the offices of the Evergreen Funds, 200 Berkeley Street, Boston, MA 02116, or at such other time and/or place as the parties may agree.

          3.2          EFFECT OF SUSPENSION IN TRADING. In the event that on the Valuation Date (a) the New York Stock Exchange or another primary trading market for portfolio securities of the Acquiring Fund or the Selling Fund shall be closed to trading or trading thereon shall be restricted; or (b) trading or the reporting of trading on said Exchange or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Selling Fund is impracticable, the Valuation Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

          3.3          TRANSFER AGENT’S CERTIFICATE. The Selling Fund will cause Evergreen Service Company, LLC, as transfer agent for the Selling Fund, to deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the Selling Fund Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing. Evergreen Service Company, LLC, as transfer agent for the Acquiring Fund, shall deliver at the Closing a certificate as to the opening on the Acquiring Fund’s share transfer books of accounts in the names of the Selling Fund Shareholders. The Acquiring Fund shall issue and deliver or cause Evergreen Service Company, LLC to issue and deliver to the Secretary of the Selling Fund Trust a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date or provide evidence satisfactory to the Selling Fund that such Acquiring Fund Shares have been credited to the Selling Fund’s account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts and other documents as such other party or its counsel may reasonably request.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES

          4.1          REPRESENTATIONS OF THE SELLING FUND. The Selling Fund represents and warrants to the Acquiring Fund as follows:

(a)          The Selling Fund is a separate investment series of the Selling Fund Trust, a Delaware statutory trust, which has been duly formed and is validly existing, and in good standing under the laws of the State of Delaware, qualified as a foreign association in every jurisdiction where required, except to the extent that failure to so qualify would not have a material adverse effect on the Selling Fund. The Selling Fund Trust has all necessary federal, state and local authorizations to carry on its business as now being conducted and to carry out this Agreement and has the trust power to carry out this Agreement, to own all of its properties and assets, and to carry on its business as presently conducted.

(b)          The Selling Fund Trust is registered as an investment company classified as a management company of the open-end type, and its registration with the Securities and Exchange Commission (the “Commission”) as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), is in full force and effect.

(c)          The current prospectus and statement of additional information of the Selling Fund conform in all material respects to the applicable requirements of the Securities Act of 1933, as amended (the “1933 Act”), and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d)          The Selling Fund Trust with respect to the Selling Fund is not, and the execution, delivery, and performance of this Agreement (subject to shareholder approval) will not result, in violation of any provision of the Selling Fund Trust’s Amended and Restated Agreement and Declaration of Trust (the “Selling Fund Trust’s Declaration of Trust”) or the Selling Fund Trust’s By-Laws or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Selling Fund Trust with respect to the Selling Fund is a party or by which it or its assets are bound.

(e)          The Selling Fund Trust with respect to the Selling Fund has no material contracts or other commitments with respect to the Selling Fund (other than this Agreement) that will be terminated with liability to it prior to the Closing Date, except for liabilities, if any, to be discharged as provided in paragraph 1.3 hereof, or reflected in the Statement of Assets and Liabilities as provided in paragraph 7.2. The Selling Fund Trust is not party to any outstanding material contracts with respect to the Selling Fund, other than as are disclosed in the Selling Fund’s registration statement on Form N-1A.

(f)          Except as otherwise disclosed in writing to and accepted by the Acquiring Fund, no litigation, administrative proceeding, or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Selling Fund Trust with respect to the Selling Fund or any of its properties or assets, which assert liability on the part of the Selling Fund Trust with respect to the Selling Fund. Except as disclosed by the Selling Fund Trust to the Acquiring Fund, the Selling Fund Trust knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially and adversely affects its business with respect to the Selling Fund or its ability to consummate the transactions contemplated herein.

(g)          The audited financial statements of the Selling Fund at March 31, 2007 have been prepared in accordance with generally accepted accounting principles consistently applied, and such statements (copies of which have been furnished to the Acquiring Fund) fairly reflect the financial condition of the Selling Fund as of such date, and there are no known contingent liabilities of the Selling Fund as of such date not disclosed therein, and the statements of operations and changes in net assets included therein fairly reflect the results of its operations and changes in net assets for the periods covered thereby, in conformity with generally accepted accounting principles. Prior to the Closing Date, the Selling Fund will endeavor to quantify and to reflect on its balance sheet all of its material known liabilities and will advise the Acquiring Fund of all material liabilities, contingent or otherwise, incurred by it subsequent to March 31, 2007, whether or not incurred in the ordinary course of business.

(h)          Since March 31, 2007 there has not been any material adverse change in the Selling Fund’s financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by the Selling Fund Trust with respect to the Selling Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund. For the purposes of this subparagraph (h), a decline in the net asset value of the Selling Fund shall not constitute a material adverse change.

(i)          At the Closing Date, all federal and other tax returns and reports of the Selling Fund required by law to have been filed by such date shall have been filed, and all federal and other taxes shown due on said returns and reports shall have been paid, or provision shall have been made for the payment thereof. At the Closing Date, Selling Fund will have adequately provided for any and all tax liabilities on its books. To the best of the Selling Fund’s knowledge, no such return is currently under audit, no assessment has been asserted with respect to such returns. Selling Fund has not had any tax deficiency or liability asserted against it or question with respect thereto raised.

(j)          For each fiscal year of its operation and through the Closing Date, the Selling Fund currently meets and has met at all times since its inception or will meet the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.

(k)          All issued and outstanding shares of the Selling Fund are, and at the Closing Date will be, duly authorized and validly issued and outstanding, fully paid and, subject to Article IV of its governing instrument, non-assessable by the Selling Fund. All of the issued and outstanding shares of beneficial interest of the Selling Fund shall have been offered for sale and sold in conformity with all applicable federal and state securities laws (including any applicable exemptions therefrom), or the Selling Fund has taken any action necessary to remedy any prior failure to have offered for sale and sold such shares in conformity with such laws. All of the issued and outstanding shares of the Selling Fund will, at the time of the Closing Date, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.3. The Selling Fund does not have outstanding any options, warrants, or other rights to subscribe for or purchase any of the Selling Fund shares, nor any security convertible into any of the Selling Fund shares.

(l)          At the Closing Date, the Selling Fund Trust with respect to the Selling Fund will have good and marketable title to the Selling Fund’s assets to be transferred to the Acquiring Fund pursuant to paragraph 1.2 and full right, power, and authority to sell, assign, transfer, and deliver such assets hereunder, and, upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions, liens or encumbrances on the full transfer thereof, including such restrictions as might arise under the 1933 Act, other than as disclosed to the Acquiring Fund and accepted by the Acquiring Fund.

(m)          The execution, delivery, and performance of this Agreement have been duly authorized by all necessary action on the part of the Selling Fund Trust and, subject to approval by the Selling Fund’s shareholders, this Agreement constitutes a valid and binding obligation of the Selling Fund Trust enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors’ rights and to general equity principles.

(n)          The information furnished by the Selling Fund to the Acquiring Fund for use in no-action letters, applications for orders, registration statements, proxy materials, and other documents that may be necessary in connection with the transactions contemplated hereby is accurate and complete in all material respects and complies in all material respects with federal securities and other laws and regulations thereunder applicable thereto.

(o)          The Selling Fund has provided the Acquiring Fund with information reasonably necessary for the preparation of a prospectus, which included the proxy statement of the Selling Fund (the “Prospectus/Proxy Statement”), all of which was included in a Registration Statement on Form N-14 of the Acquiring Fund Trust on behalf of the Acquiring Fund (the “Registration Statement”), in compliance with the 1933 Act, the

Securities Exchange Act of 1934, as amended (the “1934 Act”) and the 1940 Act in connection with the meeting of the shareholders of the Selling Fund to approve this Agreement and the transactions contemplated hereby. As of the effective date of the Registration Statement, the date of the meeting of the shareholders of the Selling Fund and the Closing Date, the Prospectus/Proxy Statement and the Registration Statement, including the documents contained or incorporated therein by reference, insofar as it relates to the Selling Fund Trust or the Selling Fund, (i) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading and (ii) will comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder; provided, however, that none of the representations and warranties in this subsection shall apply to statements in or omissions from the Registration Statement or the Prospectus/Proxy Statement made in reliance upon and in conformity with information furnished by the Acquiring Fund to the Selling Fund for use in the Registration Statement or the Prospectus/Proxy Statement.

(p)          No registration under the 1933 Act of any of the securities described in paragraph 1.2 would be required if they were, as of the time of such transfer, the subject of a public distribution by either of the Acquiring Fund or the Selling Fund, except as previously disclosed to the Acquiring Fund by the Selling Fund.

(q)          No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Selling Fund Trust of the transactions contemplated by this Agreement, except such as may be required under the 1933 Act, the 1934 Act, the 1940 Act, and state insurance, securities or blue sky laws (which term as used herein shall include the laws of the District of Columbia and of Puerto Rico).

(r)          The books and records of the Selling Fund made available to the Acquiring Fund and/or its counsel are substantially true and correct and contain no material misstatements or omissions with respect to the operations of the Selling Fund.

(s)          At the Closing Date, the Selling Fund will have sold such of its assets, if any, as are necessary to assure that, after giving effect to the acquisition of the assets of the Selling Fund pursuant to this Agreement, the Acquiring Fund will remain in compliance with such mandatory investment restrictions as are set forth in its registration statement on Form N-1A, as amended through the Closing Date. Notwithstanding the foregoing, nothing herein will require the Selling Fund to dispose of any assets if, in the reasonable judgment of the Selling Fund, such disposition would adversely affect the tax-free nature of the reorganization or would violate the Selling Fund’s fiduciary duty to its shareholders.

          4.2          REPRESENTATIONS OF THE ACQUIRING FUND. The Acquiring Fund represents and warrants to the Selling Fund as follows:

(a)          The Acquiring Fund is a separate investment series of the Acquiring Fund Trust, a Delaware statutory trust which has been duly formed and is validly existing and in good standing under the laws of the State of Delaware, qualified as a foreign association in every jurisdiction where required, except to the extent that failure to so qualify would not have a material adverse effect on the Acquiring Fund. The Acquiring Fund Trust has all necessary federal, state and local authorizations to carry on its business as now being conducted and to carry out this Agreement and has the trust power to carry out this agreement, to own all of its properties and assets, and to carry on its business as presently conducted.

(b)          The Acquiring Fund Trust is registered as an investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act is in full force and effect.

(c)          The current prospectus, statement of additional information and registration statement on Form N-1A of the Acquiring Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d)          The Acquiring Fund Trust with respect to the Acquiring Fund is not, and the execution, delivery and performance of this Agreement will not result, in violation of the Acquiring Fund Trust’s Declaration of Trust or the Acquiring Fund Trust’s By-Laws or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Acquiring Fund Trust with respect to the Acquiring Fund is a party or by which it is bound.

(e)          Except as otherwise disclosed in writing to the Selling Fund and accepted by the Selling Fund, no litigation, administrative proceeding or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Acquiring Fund Trust with respect to the Acquiring Fund or any of its properties or assets, which assert liability on the part of the Acquiring Fund Trust with respect to the Acquiring Fund. Except as disclosed by the Acquiring Fund Trust to the Selling Fund, the Acquiring Fund Trust knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially and adversely affects its business with respect to the Acquiring Fund or its ability to consummate the transactions contemplated herein.

(f)          The audited financial statements of the Acquiring Fund at May 31, 2007 have been prepared in accordance with generally accepted accounting principles consistently applied, and such statements (copies of which have been furnished to the Selling Fund) fairly reflect the financial condition of the Acquiring Fund as of such date, and there are no known contingent liabilities of the Acquiring Fund as of such date not disclosed therein, and that statements of operations and changes in net assets included therein fairly reflect the results of its operations and changes in net assets for the periods covered thereby, in conformity with generally accepted accounting principles.

(g)          Since May 31, 2007 there has not been any material adverse change in the Acquiring Fund’s financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund Trust with respect to the Acquiring Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Selling Fund. For the purposes of this subparagraph (g), a decline in the net asset value of the Acquiring Fund shall not constitute a material adverse change.

(h)          At the Closing Date, all federal and other tax returns and reports of the Acquiring Fund required by law to have been filed by such date shall have been filed, and all federal and other taxes shown due on said returns and reports shall have been paid, or provision shall have been made for the payment thereof. At the Closing Date, Acquiring Fund will have adequately provided for any and all tax liabilities on its books. To the best of the Acquiring Fund’s knowledge, no such return is currently under audit, no assessment has been asserted with respect to such returns. Acquiring Fund has not had any tax deficiency or liability asserted against it or question with respect thereto raised.

(i)          For each fiscal year of its operation and through the Closing Date, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.

(j)          All issued and outstanding Acquiring Fund Shares have been or will be offered for sale and sold in conformity with all applicable federal and state securities laws (including any applicable exemptions therefrom), and are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and, subject to Article IV of its governing instrument, non-assessable. The Acquiring Fund does not have outstanding any options, warrants, or other rights to subscribe for or purchase any Acquiring Fund Shares, nor is there outstanding any security convertible into any Acquiring Fund Shares.

(k)          The execution, delivery, and performance of this Agreement have been duly authorized by all necessary action on the part of the Acquiring Fund Trust, and this Agreement constitutes a valid and binding obligation of the Acquiring Fund Trust enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors’ rights and to general equity principles.

(l)          The Acquiring Fund Shares to be issued and delivered to the Selling Fund, for the account of the Selling Fund Shareholders, pursuant to the terms of this Agreement will, at the Closing Date, have been duly authorized and, when so issued and delivered, will be duly, legally, and validly issued shares of the Acquiring Fund, and will be fully paid and non-assessable and no shareholder of the Acquiring Fund will have any preemptive right of subscription or purchase in respect thereof, and will be in compliance with all applicable federal and state securities laws.

(m)          The information furnished by the Acquiring Fund to the Selling Fund for use in no-action letters, applications for orders, registration statements, proxy materials, and other documents that may be necessary in connection with the transactions contemplated hereby is accurate and complete in all material respects and complies in all material respects with federal securities and other laws and regulations thereunder applicable thereto.

(n)          As of the effective date of the Registration Statement, the date of the meeting of the shareholders of the Selling Fund and the Closing Date, the Prospectus/Proxy Statement and the Registration Statement, insofar as it relates to the Acquiring Fund Trust or the Acquiring Fund, (i) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading and (ii) will comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder; provided, however, that none of the representations and warranties in this subsection shall apply to statements in or omissions from the Registration Statement or the Prospectus/Proxy Statement made in reliance upon and in conformity with information furnished by the Selling Fund to the Acquiring Fund for use in the Registration Statement or the Prospectus/Proxy Statement.

(o)          The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act, and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue its operations after the Closing Date.

(p)          No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Acquiring Fund Trust of the transactions contemplated by this Agreement, except such as may be required under the 1933 Act, the 1934 Act, the 1940 Act, and state insurance, securities or blue sky laws (which term as used herein shall include the laws of the District of Columbia and of Puerto Rico).

ARTICLE V
COVENANTS OF THE ACQUIRING FUND AND THE SELLING FUND

          5.1          OPERATION IN ORDINARY COURSE. The Acquiring Fund and the Selling Fund each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include customary dividends and distributions.

          5.2          INVESTMENT REPRESENTATION. The Selling Fund represents and warrants that the Acquiring Fund Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

          5.3          APPROVAL BY SHAREHOLDERS. The Selling Fund Trust will call a meeting of the shareholders of the Selling Fund to act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

          5.4          ADDITIONAL INFORMATION. The Selling Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of shares of the Selling Fund.

          5.5          FURTHER ACTION. Subject to the provisions of this Agreement, the Acquiring Fund and the Selling Fund will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including any actions required to be taken after the Closing Date.

          5.6          STATEMENT OF EARNINGS AND PROFITS. As promptly as practicable, but in any case within sixty days after the Closing Date, the Selling Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Selling Fund for federal income tax purposes that will be carried over by the Acquiring Fund as a result of Section 381 of the Code, and which will be reviewed by KPMG LLP and certified by the Selling Fund Trust’s President and Treasurer.

          5.7          DISSOLUTION. The Selling Fund agrees that the liquidation and dissolution of the Selling Fund will be effected in the manner provided in the Selling Fund Trust’s Declaration of Trust in accordance with applicable law and that on and after the Closing Date, the Selling Fund shall not conduct any business except in connection with its liquidation and dissolution.

ARTICLE VI
CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLING FUND

          The obligations of the Selling Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date, and, in addition thereto, the following further conditions:

          6.1          All representations, covenants, and warranties of the Acquiring Fund contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, and the Acquiring Fund shall have delivered to the Selling Fund a certificate executed in its name by a duly authorized officer of the Acquiring Fund Trust, in form and substance reasonably satisfactory to the Selling Fund and dated as of the Closing Date, to such effect and as to such other matters as the Selling Fund shall reasonably request, including that the Acquiring Fund has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied under this Agreement at or prior to each of such dates.

          6.2          The Selling Fund shall have received on the Closing Date an opinion from counsel to the Acquiring Fund Trust, Richards, Layton, & Finger PA and/or Ropes & Gray LLP, reasonably acceptable to the officers of the Selling Fund, dated as of the Closing Date, in a form reasonably satisfactory to the Selling Fund, covering the following points:

          (a)          The Acquiring Fund has been duly established as a separate investment series of the Acquiring Fund Trust. The Acquiring Fund Trust is a Delaware statutory trust, duly formed and validly existing under the laws of the State of Delaware and has the requisite trust power to own all its properties and to carry on its business all as described in its governing instrument. The Acquiring Fund Trust has the trust power and authority to execute, deliver and perform its obligations under this Agreement;

          (b)          the Acquiring Fund Shares to be delivered to the Selling Fund as provided for by this Agreement are duly authorized and upon such delivery will be validly issued and will be fully paid and, subject to Article IV of its governing instrument, non-assessable beneficial interests in the Acquiring Fund Trust with respect to the Acquiring Fund and, under its governing instrument, no shareholder of the Acquiring Fund has any preemptive right or similar rights in respect thereof;

          (c)          this Agreement has been duly authorized, executed and delivered by Acquiring Fund Trust on behalf of the Acquiring Fund and, assuming that the current prospectus of the Acquiring Fund, the Registration Statement and the Prospectus/Proxy Statement comply with the 1933 Act, the 1934 Act and the 1940 Act and assuming due authorization, execution and delivery of this Agreement by the Selling Fund Trust on behalf of the Selling Fund, is a valid and binding obligation of the Acquiring Fund Trust enforceable against the Acquiring Fund Trust in accordance with its terms;

          (d)          the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, violate the Acquiring Fund Trust’s Declaration of Trust or the Acquiring Fund Trust’s

By-Laws, any law, rule or regulation of the State of Delaware applicable to the Acquiring Fund Trust or any provision of any material agreement known to such counsel to which the Acquiring Fund Trust with respect to the Acquiring Fund is a party or by which it is bound;

          (e)          no consent, approval, authorization or order of any court or governmental authority is required for the consummation by Acquiring Fund Trust on behalf of the Acquiring Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act and such as may be required under state securities or blue sky laws; and

          (f)          the Registration Statement has become effective under the 1933 Act, and to best of the knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement has been issued by the Commission and no proceedings for that purpose have been instituted or are pending or contemplated under the 1933 Act.

          Such opinion shall contain such assumptions and limitations as shall be in the opinion of Richards, Layton, & Finger PA and/or Ropes & Gray LLP or such other counsel appropriate to render the opinions expressed therein.

          In this paragraph 6.2, references to the Prospectus/Proxy Statement include and relate to only the text of such Prospectus/Proxy Statement and not to any exhibits or attachments thereto or to any documents incorporated by reference therein.

          6.3          The Acquiring Fund Trust, on behalf of the Acquiring Fund, shall have executed and delivered to the Selling Fund an Assumption of Liabilities dated as of the Closing Date pursuant to which the Acquiring Fund will assume all of the liabilities of the Selling Fund existing at the Valuation Date in connection with the transactions contemplated by this Agreement, other than liabilities arising pursuant to this Agreement.

          6.4          All actions taken by Acquiring Fund Trust on behalf of the Acquiring Fund in connection with the transactions contemplated by this Agreement and all documents incidental thereto shall be satisfactory in form and substance to the Selling Fund and its counsel.

ARTICLE VII
CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND

          The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Selling Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

          7.1          All representations, covenants, and warranties of the Selling Fund contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, and the Selling Fund shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in its name by a duly authorized officer of the Selling Fund Trust, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to such effect and as to such other matters as the Acquiring Fund shall reasonably request, including that the Selling Fund has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied under this Agreement at or prior to each of such dates.

          7.2          The Selling Fund shall have delivered to the Acquiring Fund a statement of the Selling Fund’s assets and liabilities, with values determined as provided in Article II of this Agreement, together with a list of the Selling Fund’s portfolio securities showing the tax costs of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer or Assistant Treasurer of the Selling Fund Trust, together with any such other evidence as to such tax cost as the Acquiring Fund may reasonably request.

          7.3          The Acquiring Fund shall have received on the Closing Date an opinion from counsel to the Selling Fund Trust, Richards, Layton, & Finger PA and/or Ropes & Gray LLP, reasonably acceptable to the officers of the Acquiring Fund, dated as of the Closing Date, in a form reasonably satisfactory to the Acquiring Fund, covering the following points:

(a)           The Selling Fund has been duly established as a separate investment series of the Selling Fund Trust. The Selling Fund Trust is a Delaware statutory trust, duly formed and validly existing under the laws of the State of Delaware and has the requisite trust power to own all of its properties and to carry on its business all as described in its governing instrument. The Selling Fund Trust has the power and authority to execute, deliver and perform its obligations under this Agreement;

(b)           This Agreement has been duly authorized, executed and delivered by the Selling Fund Trust on behalf of the Selling Fund and, assuming that the current prospectus of the Acquiring Fund, the Registration Statement and the Prospectus/Proxy Statement comply with the 1933 Act, the 1934 Act and the 1940 Act and assuming due authorization, execution and delivery of this Agreement by Selling Fund Trust on behalf of the Selling Fund, is a valid and binding obligation of the Selling Fund Trust enforceable against the Selling Fund Trust in accordance with its terms;

(c)           The execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, violate the Selling Fund Trust’s Declaration of Trust or the Selling Fund Trust’s By-Laws, any law, rule or regulation of the State of Delaware applicable to the Selling Fund Trust or any provision of any material agreement known to such counsel to which the Selling Fund Trust is a party or by which it is bound; and

(d)           to the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Selling Fund Trust on behalf of the Selling Fund of the transactions contemplated hereby, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act and such as may be required under state securities or blue sky laws.

          Such opinion shall contain such other assumptions and limitations as shall be in the opinion of Richards, Layton, & Finger PA and/or Ropes & Gray LLP or such other counsel appropriate to render the opinions expressed therein.

          In this paragraph 7.3, references to the Prospectus/Proxy Statement include and relate to only the text of such Prospectus/Proxy Statement and not to any exhibits or attachments thereto or to any documents incorporated by reference therein.

          7.4           The Selling Fund’s custodian shall have delivered to the Acquiring Fund a certificate identifying all of the assets of the Selling Fund held or maintained by such custodian as of the Valuation Date.

          7.5          The Selling Fund’s transfer agent shall have provided to the Acquiring Fund (i) the originals or true copies of all of the records of the Selling Fund in the possession of such transfer agent as of the Closing Date, (ii) a certificate setting forth the number of shares of each class of the Selling Fund outstanding as of the Valuation Date, and (iii) the name and address of each holder of record of any shares and the number of shares held of record by each such shareholder.

          7.6          All actions taken by the Selling Fund Trust on behalf of the Selling Fund in connection with the transactions contemplated by this Agreement and all documents incidental thereto shall be satisfactory in form and substance to the Acquiring Fund and its counsel.

          7.7          The assets of the Selling Fund to be acquired by the Acquiring Fund will include no assets which the Acquiring Fund, by reason of charter limitations or of investment restrictions disclosed in its registration statement in effect on the Closing Date, may not properly acquire. Notwithstanding the foregoing, nothing herein will require the Selling Fund to dispose of any assets if, in the reasonable judgment of the Selling Fund, such disposition would adversely affect the tax-free nature of the reorganization or would violate the Selling Fund’s fiduciary duty to its shareholders.

ARTICLE VIII
FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING
FUND AND THE SELLING FUND

          If any of the conditions set forth below do not exist on or before the Closing Date with respect to the Selling Fund or the Acquiring Fund, either party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

          8.1          This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Selling Fund in accordance with applicable law, the provisions of the Selling Fund Trust’s Declaration of Trust, the Selling Fund Trust’s By-Laws, and the Prospectus/Proxy Statement and certified copies of the resolutions evidencing such approval shall have been delivered to the Acquiring Fund. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Selling Fund may waive the conditions set forth in this paragraph 8.1.

          8.2          On the Closing Date, the Commission shall not have issued an unfavorable report under Section 25(b) of the 1940 Act, nor instituted any proceeding seeking to enjoin the consummation of the transactions contemplated by this Agreement under Section 25(c) of the 1940 Act and no action, suit or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

          8.3          All required consents of other parties and all other consents, orders, and permits of federal, state and local regulatory authorities (including those of the Commission and of state Blue Sky securities authorities, including any necessary “no-action” positions of and exemptive orders from such federal and state authorities) to permit consummation of the transactions contemplated hereby shall have been obtained.

          8.4          The Registration Statement shall have become effective under the 1933 Act, and no stop orders suspending the effectiveness of the Registration Statement shall have been issued by the Commission and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

          8.5          The Selling Fund shall have declared a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the Selling Fund Shareholders all of the Selling Fund’s (i) net investment company taxable income (computed without regard to any deduction for dividends paid) and any net tax exempt income, each for all taxable periods ending on or prior to the Closing Date and (ii) all of the net capital gains realized in all taxable periods ending on or prior to the Closing Date (after reduction for any capital loss carry forward).

          8.6          The parties shall have received a favorable opinion of Ropes & Gray LLP addressed to the Acquiring Fund and the Selling Fund substantially to the effect that, although not free from doubt, for federal income tax purposes:

(a)           The transfer of all of the Selling Fund assets in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the liabilities of the Selling Fund followed by the distribution of the Acquiring Fund Shares pro rata to the Selling Fund Shareholders in liquidation of the Selling Fund will constitute a “reorganization” within the meaning of Section 368(a)(1)of the Code and the Acquiring Fund and the Selling Fund will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

(b)          Under Section 1032 of the Code, no gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Selling Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the liabilities of the Selling Fund.

(c)          Under Section 361 of the Code, no gain or loss will be recognized by the Selling Fund upon the transfer of the Selling Fund assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the liabilities of the Selling Fund (other than with respect to transferred assets as to which gain or loss is required to be recognized at taxable year end) or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares to Selling Fund Shareholders in exchange for their shares of the Selling Fund.

(d)           Under Section 354 of the Code, no gain or loss will be recognized by the Selling Fund Shareholders upon the exchange of their Selling Fund shares for the Acquiring Fund Shares in liquidation of the Selling Fund.

(e)           Under Section 358 of the Code, the aggregate tax basis for the Acquiring Fund Shares received by each Selling Fund Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Selling Fund shares exchanged therefor.

(f)           Under Section 1223(1) of the Code, the holding period of the Acquiring Fund Shares received by each Selling Fund Shareholder will include the period during which the Selling Fund shares exchanged therefor were held by such shareholder (provided the Selling Fund shares were held as capital assets on the date of the Reorganization).

(g)           Under Section 362(b) of the Code, Acquiring Fund’s tax basis in Selling Fund assets acquired by the Acquiring Fund in the Reorganization will be the same as the tax basis of such assets in the hands of the Selling Fund immediately prior to the Reorganization.

(h)           Under Section 1223(2) of the Code, the holding period in the hands of the Acquiring Fund of the assets of the Selling Fund acquired by the Acquiring Fund in the Reorganization will include the period during which those assets were held by the Selling Fund.

(i)           The Acquiring Fund will succeed to and take into account the items of the Selling Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

Ropes & Gray LLP will express no view with respect to the effect of the Reorganization on any transferred asset as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year or upon the termination thereof, or (ii) upon the transfer of such asset regardless of whether such a transfer would otherwise be a non-taxable transaction.

The opinion will be based on certain factual certifications made by officers of the Selling Fund and the Acquiring Fund and will also be based on customary assumptions. The opinion will note and distinguish certain published precedent. The opinion is not a guarantee that the tax consequences of the Reorganization will be as described above.

          Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Selling Fund may waive the conditions set forth in this paragraph 8.6.

          8.7          The Acquiring Fund shall have received from KPMG LLP a letter addressed to the Acquiring Fund, in form and substance satisfactory to the Acquiring Fund, to the effect that:

(a) They are independent certified public accountants with respect to the Selling Fund within the meaning of the 1933 Act and the applicable published rules and regulations thereunder;

(b)           On the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the pro forma capitalization tables appearing in the Registration Statement and Prospectus/Proxy Statement have been obtained from and are consistent with the accounting records of the Selling Fund;

(c)           On the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the unaudited pro forma financial statements that are included in the Registration Statement and Prospectus/Proxy Statement agree to the underlying accounting records of the Acquiring Fund and the Selling Fund or with written estimates provided by each Fund’s management, and were found to be mathematically correct; and

(d)           On the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the data utilized in the calculations of the pro forma expense ratios appearing in the Registration Statement and Prospectus/Proxy Statement agree with underlying accounting records of the Selling Fund or with written estimates by the Selling Fund’s management and were found to be mathematically correct.

          8.8          Unless waived by the Acquiring Fund, the Acquiring Fund shall have received from KPMG LLP a letter addressed to the Acquiring Fund dated on the Closing Date, in form and substance satisfactory to the Acquiring Fund, to the effect that on the basis of limited procedures agreed upon by the Acquiring Fund (but not an examination in accordance with generally accepted auditing standards), the net asset value per share of the Selling Fund as of the Valuation Date was computed and the valuation of the portfolio was consistent with the valuation practices of the Acquiring Fund.

          8.9          The Selling Fund shall have received from KPMG LLP a letter addressed to the Selling Fund, in form and substance satisfactory to the Selling Fund, to the effect that:

(a) They are independent certified public accountants with respect to the Acquiring Fund within the meaning of the 1933 Act and the applicable published rules and regulations thereunder;

(b)          They had performed limited procedures agreed upon by the Selling Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards) which consisted of a reading of any unaudited pro forma financial statements included in the Registration Statement and Prospectus/Proxy Statement, and making inquiries of appropriate officials of the Acquiring Fund Trust and of the Selling Fund Trust responsible for financial and accounting matters whether such unaudited pro forma financial statements comply as to form in all material respects with the applicable accounting requirements of the 1933 Act and the published rules and regulations thereunder;

(c)          On the basis of limited procedures agreed upon by the Selling Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the pro forma capitalization tables appearing in the Registration Statement and Prospectus/Proxy Statement have been obtained from and are consistent with the accounting records of the Acquiring Fund; and

(d)          On the basis of limited procedures agreed upon by the Selling Fund (but not an examination in accordance with generally accepted auditing standards), the data utilized in the calculations of the pro forma expense ratios appearing in the Registration Statement and Prospectus/Proxy Statement agree with underlying accounting records of the Acquiring Fund or with written estimates by the Acquiring Fund’s management and were found to be mathematically correct.

          8.10          There shall not be any material litigation pending with respect to the matters contemplated by this Agreement.

ARTICLE IX
EXPENSES

          9.1          Except as otherwise provided for herein, all expenses of the transactions contemplated by this Agreement incurred by the Selling Fund and the Acquiring Fund, whether incurred before or after the date of this Agreement, will be borne by EIMC or one of its affiliates. Such expenses include, without limitation, (a) expenses incurred in connection with the entering into and the carrying out of the provisions of this Agreement; (b) expenses associated with the preparation and filing of the Registration Statement under the 1933 Act covering the Acquiring Fund Shares to be issued pursuant to the provisions of this Agreement; (c) registration or qualification fees and expenses of preparing and filing such forms as are necessary under applicable state securities laws to qualify the Acquiring Fund Shares to be issued in connection herewith in each state in which the Selling Fund Shareholders are resident as of the date of the mailing of the Prospectus/Proxy Statement to such shareholders; (d) postage; (e) printing; (f) accounting fees; (g) legal fees; and (h) solicitation costs of the transaction. Notwithstanding the foregoing, the Acquiring Fund shall pay its own federal and state registration fees, and each of the Selling Fund and Acquiring Fund will bear its own brokerage and other similar expenses in connection with the Reorganization.

ARTICLE X
ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

          10.1          The Acquiring Fund and the Selling Fund agree that neither party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

          10.2          The representations, warranties, and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall not survive the consummation of the transactions contemplated hereunder.

ARTICLE XI
TERMINATION

          11.1          This Agreement may be terminated by the mutual agreement of the Acquiring Fund and the Selling Fund. In addition, either the Acquiring Fund or the Selling Fund may at its option terminate this Agreement at or prior to the Closing Date because:

(a) Of a breach by the other of any representation, warranty, or agreement contained herein to be performed at or prior to the Closing Date, if not cured within 30 days; or

(b) A condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

          11.2          In the event of any such termination, there shall be no liability for damages on the part of either the Acquiring Fund, the Selling Fund, the Acquiring Fund Trust, the Selling Fund Trust, or the respective Trustees or officers, to the other party, but each shall bear the expenses incurred by it incidental to the preparation and carrying out of this Agreement to the extent provided in paragraph 9.1.

ARTICLE XII
AMENDMENTS

          12.1          This Agreement may be amended, modified, or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Selling Fund and the Acquiring Fund; provided, however, that following the meeting of shareholders of the Selling Fund pursuant to paragraph 5.3 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of the Acquiring Fund Shares to be issued to the Selling Fund Shareholders under this Agreement to the detriment of such Selling Fund Shareholders without their further approval.

          12.2          Each of the Selling Fund and the Acquiring Fund, after consultation with counsel and by consent of the Trustees of the Selling Fund Trust, on behalf of the Selling Fund, or the Trustees of the Acquiring Fund Trust, on behalf of the Acquiring Fund, as the case may be, on its behalf or an officer authorized by such Trustees, may waive any condition to their respective obligations hereunder.

ARTICLE XIII
HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT;
LIMITATION OF LIABILITY

          13.1          The Article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

          13.2          This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

          13.3          This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the conflicts of laws provisions thereof.

          13.4          This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but, except as provided in this paragraph, no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

          13.5          Each of the Acquiring Fund and the Selling Fund represents that there is no person who has dealt with it or either the Selling Fund Trust or the Acquiring Fund Trust who by reason of such dealings is entitled to any broker’s or finder’s or other similar fee or commission arising out of the transactions contemplated by this Agreement.

          13.6          All covenants, agreements, representations and warranties made under this Agreement and any certificates delivered pursuant to this Agreement shall be deemed to have been material and relied upon by each of the parties, notwithstanding an investigation made by them or on their behalf.

          13.7          This Agreement supersedes all previous correspondence and oral communications between the parties regarding the subject matter hereof, constitutes the only understanding with respect to such subject matter, may not be changed except by a letter of agreement signed by each party hereto.

          13.8          With respect to both the Selling Fund Trust and the Acquiring Fund Trust, the names used herein refer respectively to the trust created and, as the case may be, the Trustees, as trustees but not individually or personally, acting from time to time under organizational documents filed in Delaware, which are hereby referred to and are also on file at the principal offices of the Selling Fund Trust or, as the case may be, the Acquiring Fund Trust. The obligations of the Selling Fund Trust or of the Acquiring Fund Trust entered into in the name or on behalf thereof by any of the Trustees, representatives or agents of the Selling Fund Trust or the Acquiring Fund Trust, as the case may be, are made not individually, but in such capacities, and are not binding upon any of the Trustees, shareholders or representatives of the Selling Fund Trust or, as the case may be, the Acquiring Fund Trust personally, but bind only the trust property, and all persons dealing with the Selling Fund or the Acquiring Fund must look solely to the trust property belonging to the Selling Fund or, as the case may be, the Acquiring Fund for the enforcement of any claims against the Selling Fund or, as the case may be, the Acquiring Fund.

          13.9          Any and all obligations or liabilities arising under or in respect of this Agreement shall be those of the Selling Fund or the Acquiring Fund, as the case may be, and shall not otherwise be obligations or liabilities of the Selling Fund Trust or the Acquiring Fund Trust, and, for clarity, under no circumstances will any other series of the Selling Fund Trust or the Acquiring Fund Trust have any obligation or liability under or in respect of this Agreement or the transactions contemplated hereby.

          IN WITNESS WHEREOF, the parties have duly executed this Agreement, all as of the date first written above.

EVERGREEN MUNICIPAL TRUST WITH RESPECT TO EVERGREEN MUNICIPAL BOND FUND

By:

Name:

Title:

EVERGREEN MUNICIPAL TRUST WITH RESPECT TO EVERGREEN NEW YORK MUNICIPAL BOND FUND

By:

Name:

Title:

EVERGREEN INVESTMENT MANAGEMENT COMPANY, LLC

Solely for the purposes of Article IX of the Agreement,

By:

Name:

Title:

PRO FORMA FINANCIAL STATEMENTS

Evergreen Municipal Bond Fund
Pro Forma Combining Financial Statements (unaudited)
Pro Forma Combining Schedule of Investments

Pro Forma Combining Statement of Assets and Liabilities

Pro Forma Combining Statement of Operations

These Pro Forma Financial Statements relate specifically to the proposed transfers of the assets and liabilities of Evergreen Alabama Municipal Bond Fund (“Alabama Fund”), Evergreen Connecticut Municipal Bond Fund (“Connecticut Fund”), Evergreen Georgia Municipal Bond Fund (“Georgia Fund”), Evergreen Maryland Municipal Bond Fund (“Maryland Fund”), Evergreen New Jersey Municipal Bond Fund (“New Jersey Fund”), Evergreen New York Municipal Bond Fund (“New York Fund”), Evergreen South Carolina Municipal Bond Fund (“South Carolina Fund”) and Evergreen Virginia Municipal Bond Fund (“Virginia Fund”) , each a series of Evergreen Municipal Trust to Evergreen Municipal Bond Fund ("Municipal Bond Fund"), also a series of Evergreen Municipal Trust, in exchange for Class A, Class B, Class C and Class I shares of Municipal Bond Fund. The period presented covers the twelve-month period from June 1, 2006 through May 31, 2007 and reflects financial information assuming each merger takes place.

Evergreeen Municipal Bond Fund
Pro Forma Combining Financial Statements (unaudited)
Pro Forma Combining Statement of Assets and Liabilities
May 31, 2007
		Evergreen	Evergreen		Evergreen			Evergreen South
	Evergreen	Alabama	Connecticut	Evergreen	Maryland	Evergreen New Evergreen New		Carolina	Evergreen			Evergreen
	Municipal Bond	Municipal Bond	Municipal Bond	Georgia Municipal	Municipal Bond	Jersey Municipal	York Municipal	Municipal Bond	Virginia Municipal			Municipal Bond Pro
	Fund	Fund	Fund	Bond Fund	Fund	Bond Fund	Bond Fund	Fund	Bond Fund	Adjustments		Forma

Assets
Investments in securities, at value (cost $1,231,794,203, $36,083,516, $62,110,897, $157,356,816,
$64,241,323, $227,135,118, $79,317,929, $306,002,808, $215,353,785 and $2,379,396,395, respectively)	$1,262,279,800	$36,293,037	$63,781,523	$161,856,283	$65,974,697	$233,722,815	$80,170,192	$315,033,894	$219,783,395			$2,438,895,636
Investments in affiliated money market fund, at value (cost $23,292,101, $1,070,290, $732,960, $2,259,076,
$408,264, $0, $1,257,270, $1,655,723, $0 and $30,675,684, respectively)	23,292,101	1,070,290	732,960	2,259,076	408,264	0	1,257,270	1,655,723	0			30,675,684

Total investments	1,285,571,901	37,363,327	64,514,483	164,115,359	66,382,961	233,722,815	81,427,462	316,689,617	219,783,395			2,469,571,320
Cash	0	0	0	0	0	175,353	0	0	0			175,353
Receivables for securities sold	39,744,312	0	0	0	0	0	0	0	2,240,275			41,984,587
Receivable for Fund shares sold	632,991	769	0	407	0	0	0	50,500	1,207			685,874
Interest receivable	18,709,849	549,990	1,066,155	2,683,440	1,205,454	3,883,104	985,524	5,621,402	3,290,425			37,995,343
Receivable from investment advisor	10,329	0	0	0	0	0	0	0	0			10,329
Prepaid expenses and other assets	192,224	28,607	26,441	29,259	21,781	38,784	44,594	29,517	24,614			435,821

Total assets	1,344,861,606	37,942,693	65,607,079	166,828,465	67,610,196	237,820,056	82,457,580	322,391,036	225,339,916			2,550,858,627

Liabilities
Dividends payable	1,693,354	106,703	217,151	571,030	227,453	798,280	237,501	1,111,178	765,632			5,728,282
Payable for securities purchased	5,888,742	0	0	0	0	0	0	0	0			5,888,742
Payable for Fund shares redeemed	2,846,706	0	27,131	17,791	1,752	158,725	19,371	34,486	104,301			3,210,263
Payable for floating-rate notes issued	37,376,000	0	0	5,100,000	0	5,000,000	0	2,500,000	0			49,976,000
Interest and fee expense payable	411,822	17,005	0	80,148	0	8,486	0	11,881	0			529,342
Due to custodian bank	43,593	0	0	0	0	0	0	0	1,040,297			1,083,890
Due to related parties	14,371	0	0	0	0	0	0	0	0			14,371
Accrued expenses and other liabilities	246,543	17,438	20,977	26,635	20,070	44,969	20,664	49,998	44,829			492,123

Total liabilities	48,521,131	141,146	265,259	5,795,604	249,275	6,010,460	277,536	3,707,543	1,955,059			66,923,013

Net assets	$1,296,340,475	$37,801,547	$65,341,820	$161,032,861	$67,360,921	$231,809,596	$82,180,044	$318,683,493	$223,384,857	-		$2,483,935,614

Net assets represented by
Paid-in capital	$1,296,802,098	$37,290,271	$65,079,863	$156,443,178	$66,814,209	$231,735,615	$80,767,718	$310,026,455	$218,400,029			$2,463,359,436
Under (over) distributed net investment income	(1,037,596)	66,989	(62,874)	(214,065)	(45,733)	14,555	7,069	(164,083)	(195,953)			(1,631,691)
Accumulated net realized gains or losses on investments	(29,909,624)	234,766	(1,345,795)	304,281	(1,140,929)	(6,528,271)	552,994	(209,965)	751,171			(37,291,372)
Net unrealized gains on investments	30,485,597	209,521	1,670,626	4,499,467	1,733,374	6,587,697	852,263	9,031,086	4,429,610			59,499,241

Total net assets	$1,296,340,475	$37,801,547	$65,341,820	$161,032,861	$67,360,921	$231,809,596	$82,180,044	$318,683,493	$223,384,857			$2,483,935,614

Class A Shares
Net assets	$832,186,269	$1,738,102	$8,206,621	$27,133,792	$20,135,145	$49,179,333	$6,212,743	$48,920,497	$58,442,152			$1,052,154,654
Shares of beneficial interest outstanding (unlimited number of shares authorized)	111,495,202	169,690	1,307,831	2,730,552	1,853,314	4,560,860	576,503	4,928,010	5,828,243	7,515,942	(a)	140,966,147
Net asset value	$7.46	$10.24	$6.27	$9.94	$10.86	$10.78	$10.78	$9.93	$10.03			$7.46
Maximum offering price (based on sales charge of 4.75%, 4.75%, 4.75%, 4.75%, 4.75%, 4.75%, 4.75%,
4.75% and 4.75%, respectively)	$7.83	$10.75	$6.58	$10.44	$11.40	$11.32	$11.32	$10.43	$10.53			$7.83
Class B Shares
Net assets	$24,971,259	$144,602	$2,759,612	$9,219,253	$5,648,757	$18,096,376	$4,235,228	$7,780,193	$10,889,075			$83,744,355
Shares of beneficial interest outstanding (unlimited number of shares authorized)	3,345,623	14,118	439,784	927,760	519,933	1,678,270	392,995	783,732	1,085,932	2,031,798	(a)	11,219,945
Net asset value	$7.46	$10.24	$6.27	$9.94	$10.86	$10.78	$10.78	$9.93	$10.03			$7.46
Class C Shares
Net assets	$45,920,457	$1,633,890	$1,991,021	$2,747,612	$3,021,762	$7,077,742	$7,176,414	$5,627,254	$2,062,896			$77,259,048
Shares of beneficial interest outstanding (unlimited number of shares authorized)	6,152,360	159,524	317,314	276,500	278,134	656,399	665,923	566,849	205,725	1,072,320	(a)	10,351,048
Net asset value	$7.46	$10.24	$6.27	$9.94	$10.86	$10.78	$10.78	$9.93	$10.03			$7.46
Class I Shares
Net assets	$393,262,490	$34,284,953	$52,384,566	$121,932,204	$38,555,257	$157,456,145	$64,555,659	$256,355,549	$151,990,734			$1,270,777,557
Shares of beneficial interest outstanding (unlimited number of shares authorized)	52,689,165	3,347,350	8,348,510	12,270,389	3,548,745	14,602,678	5,990,381	25,823,825	15,157,850	28,479,621	(a)	170,258,514
Net asset value	$7.46	$10.24	$6.27	$9.94	$10.86	$10.78	$10.78	$9.93	$10.03			$7.46
a Reflects the impact of converting shares of the target funds into shares of the surviving fund.
See Notes to Pro Forma Combining Financial Statements.

Evergreeen Municipal Bond Fund
Pro Forma Combining Financial Statements (unaudited)
Pro Forma Combining Statement of Operations
Year Ended May 31, 2007
		Evergreen	Evergreen		Evergreen
	Evergreen	Alabama	Connecticut	Evergreen	Maryland	Evergreen New	Evergreen New Evergreen South		Evergreen			Evergreen
	Municipal Bond	Municipal Bond	Municipal Bond	Georgia Municipal	Municipal Bond	Jersey Municipal	York Municipal	Carolina Municipal Virginia Municipal				Municipal Bond
	Fund	Fund	Fund	Bond Fund	Fund	Bond Fund	Bond Fund	Bond Fund	Bond Fund	Adjustments		Pro Forma

Investment income
Interest	$41,911,897	$1,923,345	$3,303,562	$8,950,331	$3,417,945	$11,762,990	$3,755,872	$16,313,367	$11,391,143			$102,730,452
Income from affiliate	1,210,520	49,068	29,476	34,792	29,514	106,868	71,992	43,414	46,906			1,622,550

Total investment income	43,122,417	1,972,413	3,333,038	8,985,123	3,447,459	11,869,858	3,827,864	16,356,781	11,438,049			104,353,002

Expenses
Advisory fee	3,009,327	185,980	298,888	772,493	303,513	1,022,036	322,318	1,443,819	1,024,947	(2,081,871)	a	6,301,450
Distribution Plan expenses
Class A	1,903,818	6,028	25,245	81,289	61,891	153,890	18,691	149,492	187,029			2,587,373
Class B	145,003	857	31,896	102,866	66,098	193,194	44,245	85,688	127,463			797,310
Class C	371,486	15,897	18,996	26,385	31,432	76,591	66,653	61,768	21,735			690,943
Administrative services fee	885,057	44,099	70,870	183,174	71,966	242,335	91,713	342,346	243,031			2,174,591
Transfer agent fees	514,895	4,224	9,534	24,183	29,476	50,188	17,118	40,172	71,734			761,524
Trustees' fees and expenses	19,394	1,749	1,061	4,627	2,092	4,684	13,462	5,070	4,661			56,800
Printing and postage expenses	82,268	21,639	17,803	26,232	20,259	26,768	22,327	26,021	28,069	(30,082)	b	241,304
Custodian and accounting fees	288,580	17,291	24,871	63,871	20,673	77,696	22,580	109,895	80,276			705,733
Registration and filing fees	75,792	70,146	54,456	36,523	50,541	54,475	53,098	55,359	46,570	(384,935)	c	112,025
Professional fees	51,261	25,744	24,881	27,303	24,629	26,108	22,991	31,994	29,995	(182,400)	c	82,506
Interest and fee expense	1,256,923	24,089	0	194,679	0	195,602	554	2,945	0			1,674,792
Other	68,170	2,220	2,840	4,331	3,081	4,495	2,767	14,622	4,285			106,811

Total expenses	8,671,974	419,963	581,341	1,547,956	685,651	2,128,062	698,517	2,369,191	1,869,795	(2,679,288)		16,293,162
Less: Expense reductions	(24,001)	(1,702)	(1,673)	(4,763)	(1,501)	(5,273)	(2,353)	(9,551)	(4,656)			(55,473)
Fee waivers and expense reimbursements	(317,303)	(93,426)	(4,208)	(13,549)	(10,315)	(25,649)	(3,116)	(24,915)	(31,171)	92,421	d	(431,231)

Net expenses	8,330,670	324,835	575,460	1,529,644	673,835	2,097,140	693,048	2,334,725	1,833,968	(2,586,867)		15,806,458

Net investment income	34,791,747	1,647,578	2,757,578	7,455,479	2,773,624	9,772,718	3,134,816	14,022,056	9,604,081	2,586,867		88,546,544

Net realized and unrealized gains or losses on investments
Net realized gains or losses on:
Securities	4,743,247	436,425	845,195	2,622,461	272,960	1,484,686	889,035	3,532,134	4,608,059			19,434,202
Interest rate swap transactions	0	0	5,286	(31,716)	0	0	0	(37,002)	(21,144)			(84,576)
Futures	0	(23,058)	0	(99,351)	0	0	0	(191,295)	(134,724)			(448,428)

Net realized gains on investments	4,743,247	413,367	850,481	2,491,394	272,960	1,484,686	889,035	3,303,837	4,452,191			18,901,198
Net change in unrealized gains or losses on investments	1,596,624	(343,581)	(627,779)	(1,929,387)	(204,271)	(2,053,421)	27,217	(3,007,606)	(3,606,265)			(10,148,469)

Net realized and unrealized gains or losses on investments	6,339,871	69,786	222,702	562,007	68,689	(568,735)	916,252	296,231	845,926			8,752,729

Net increase in net assets resulting from operations	$41,131,618	$1,717,364	$2,980,280	$8,017,486	$2,842,313	$9,203,983	$4,051,068	$14,318,287	$10,450,007	$2,586,867		$97,299,273

a	Reflects a decrease based on the surviving fund's fee schedule and the average net assets of the combined fund.

b	Reflects a decrease based on the combined asset level and the combined number of shareholder accounts of the surviving fund.

c	Reflects a savings resulting from the elimination of duplicate fees of the individual funds.

d	Reflects an adjustment for fee waivers and expense reimbursements necessary for the surviving fund.

See Notes to Pro Forma Combining Financial Statements.

Evergreen Municipal Bond Fund
Pro Forma Combining Financial Statements (unaudited)
Pro Forma Combining Schedule of Investments**

May 31, 2007

	Evergreen Municipal Bond Fund		Evergreen Alabama Municipal Bond Fund		Evergreen Connecticut Municipal Bond Fund		Evergreen Georgia Municipal Bond Fund		Evergreen Maryland Municipal Bond Fund		Evergreen New Jersey Municipal Bond Fund		Evergreen New York Municipal Bond Fund		Evergreen South Carolina Municipal Bond Fund		Evergreen Virginia Municipal Bond Fund		Evergreen Municipal Bond Fund Pro Forma
	Principal Amount	Value	Principal Amount	Value	Principal Amount	Value	Principal Amount	Value	Principal Amount	Value	Principal Amount	Value	Principal Amount	Value	Principal Amount	Value	Principal Amount	Value	Principal Amount	Value
MUNICIPAL OBLIGATIONS 98.2%
AIRPORT 3.2%
Allegheny Cnty., PA Arpt. Auth. RRB, Pittsburgh Intl. Arpt. Proj., 6.00%, 01/01/2015	$2,495,000	$2,627,435	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 2,495,000	$ 2,627,435
Atlanta, GA Arpt. RB, Ser. D, 5.25%, 01/01/2017, (Insd. by FGIC) ‡	11,790,000	12,453,541	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	11,790,000	12,453,541
Capital Region Virgina Arpt. Auth. RRB, Ser. A, 5.00%, 07/01/2024	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,665,000	2,785,591	2,665,000	2,785,591
Dallas-Fort Worth, TX Intl. Arpt. RB, Ser. A:
5.50%, 11/01/2020, (Insd. by MBIA) ‡	12,000,000	12,869,040	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	12,000,000	12,869,040
5.50%, 11/01/2021, (Insd. by FSA) ‡	5,680,000	6,091,346	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,680,000	6,091,346
Dallas-Fort Worth, TX Intl. Arpt. RRB, Ser. A, 5.50%, 11/01/2031, (Insd. by FGIC)	1,500,000	1,574,115	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,500,000	1,574,115
Denver, CO City & Cnty. Arpt. RB, Ser. B, 5.00%, 11/15/2033, (Insd. by XL Capital Assuance, Inc.)	1,000,000	1,032,250	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,032,250
Horry Cnty., SC Arpt. RB, Ser. A, 5.60%, 07/01/2017	0	0	0	0	0	0	0	0	0	0	0	0	0	0	300,000	306,297	0	0	300,000	306,297
Indianapolis, IN Local Pub. Impt. RB, Indianapolis Arpt. Auth., Ser. F:
5.00%, 01/01/2019, (Insd. by AMBAC) ‡	1,550,000	1,622,509	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,550,000	1,622,509
5.00%, 01/01/2020, (Insd. by AMBAC) ‡	8,460,000	8,817,096	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	8,460,000	8,817,096
Lee Cnty., FL Arpt. RB, Ser. A, 5.875%, 10/01/2019, (Insd. by FSA)	2,000,000	2,125,600	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,125,600
Metropolitan Washington, DC Arpt. Auth. RB, Ser. A:
5.00%, 10/01/2035 ##	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,072,320	5,000,000	5,180,800	7,000,000	7,253,120
5.75%, 10/01/2017	0	0	0	0	0	0	0	0	0	0	0	0	0	0	4,000,000	4,303,120	1,860,000	2,000,951	5,860,000	6,304,071
5.75%, 10/01/2018	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	6,680,000	7,186,210	6,680,000	7,186,210
Port Auth. of New York & New Jersey Spl. Obl. RB, JFK Intl. Arpt. Terminal 6:
5.75%, 12/01/2025, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	5,000,000	5,043,150	0	0	0	0	0	0	5,000,000	5,043,150
5.90%, 12/01/2017, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	2,000,000	2,058,040	0	0	0	0	0	0	2,000,000	2,058,040

		49,212,932		0		0		0		0		7,101,190		0		6,681,737		17,153,552		80,149,411

COMMUNITY DEVELOPMENT DISTRICT 2.1%
Arizona Watson Road Cmnty. Facs. Dist. Spl. Assmt. RB:
5.75%, 07/01/2022	4,000,000	4,169,240	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	4,000,000	4,169,240
6.00%, 07/01/2030	7,930,000	8,319,839	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	7,930,000	8,319,839
Connecticut Dev. Auth. RB:
Aquarium Proj., Ser. A, 4.625%, 05/01/2037 #	0	0	0	0	1,000,000	972,320	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	972,320
Elim Park Baptist Home Proj., 5.75%, 12/01/2023	0	0	0	0	750,000	791,093	0	0	0	0	0	0	0	0	0	0	0	0	750,000	791,093
Mary Wade Home Proj., Ser. A:
5.60%, 12/01/2007	0	0	0	0	200,000	201,270	0	0	0	0	0	0	0	0	0	0	0	0	200,000	201,270
5.70%, 12/01/2008	0	0	0	0	100,000	101,955	0	0	0	0	0	0	0	0	0	0	0	0	100,000	101,955
6.375%, 12/01/2018	0	0	0	0	1,000,000	1,071,980	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,071,980
Dulles, VA CDA Spl. Assmt. RB, Dulles Town Ctr. Proj., 6.25%, 04/01/2026	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	6,190,000	6,385,418	6,190,000	6,385,418
Frederick Cnty., MD Spl. Obl. RB, Urbana CDA:
6.25%, 07/01/2010	0	0	0	0	0	0	0	0	349,000	356,388	0	0	0	0	0	0	624,000	637,210	973,000	993,598
6.625%, 07/01/2025	3,280,000	3,350,618	0	0	0	0	750,000	766,148	1,000,000	1,021,530	0	0	0	0	750,000	766,148	500,000	510,765	6,280,000	6,415,209
Henderson, NV Local Impt. Dist. RB:
4.90%, 03/01/2017	0	0	1,000,000	1,007,020	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,007,020
5.05%, 09/01/2017	2,465,000	2,514,226	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,465,000	2,514,226
5.10%, 09/01/2018	2,500,000	2,551,775	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,500,000	2,551,775
5.125%, 09/01/2019	2,975,000	3,033,846	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,975,000	3,033,846
5.15%, 09/01/2020	2,105,000	2,144,679	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,105,000	2,144,679
Henderson, NV Pub. Impt. Dist. RB, 5.25%, 09/01/2026	0	0	0	0	0	0	1,000,000	1,015,180	0	0	0	0	0	0	1,500,000	1,522,770	1,000,000	1,015,180	3,500,000	3,553,130
Lancaster Cnty., SC RB, Sun City Carolina Lakes Impt., 5.45%, 12/01/2037	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,700,000	1,718,428	0	0	1,700,000	1,718,428
Maryland Cmnty. Dev. Admin. RB, Ser. B, 5.50%, 09/01/2031	0	0	0	0	0	0	0	0	970,000	1,012,583	0	0	0	0	0	0	0	0	970,000	1,012,583
Myrtle Beach, SC TRAN, Myrtle Beach Air Force Base Redev. Proj., Ser. A:
5.25%, 11/01/2026	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,500,000	1,526,475	0	0	1,500,000	1,526,475
5.30%, 11/01/2035	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,500,000	2,547,750	0	0	2,500,000	2,547,750

		26,084,223		1,007,020		3,138,618		1,781,328		2,390,501		0		0		8,081,571		8,548,573		51,031,834

	Evergreen Municipal Bond Fund		Evergreen Alabama Municipal Bond Fund		Evergreen Connecticut Municipal Bond Fund		Evergreen Georgia Municipal Bond Fund		Evergreen Maryland Municipal Bond Fund		Evergreen New Jersey Municipal Bond Fund		Evergreen New York Municipal Bond Fund		Evergreen South Carolina Municipal Bond Fund		Evergreen Virginia Municipal Bond Fund		Evergreen Municipal Bond Fund Pro Forma

	Principal		Principal		Principal		Principal		Principal		Principal		Principal		Principal		Principal		Principal
	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value

CONTINUING CARE RETIREMENT COMMUNITY 6.1%
Albemarle Cnty., VA IDA Residential Care Facs. RRB, Westminster Canterbury, 5.00%, 01/01/2024	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,001,470	1,000,000	1,001,470
Bexar Cnty., TX Hlth. Facs. Dev. Corp. RB, Army Retirement Residence Proj., 6.125%, 07/01/2022	685,000	757,932	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	685,000	757,932
Bexar Cnty., TX Hlth. Facs. Dev. Corp. RRB, Army Retirement Residence, 5.00%, 07/01/2027	0	0	1,000,000	1,013,400	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,013,400
Clarence, NY Indl. Dev. Agcy. RB, Bristol Vlg. Proj., 6.00%, 01/20/2044, (Insd. by GNMA)	2,670,000	2,932,247	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,670,000	2,932,247
Fairfax Cnty., VA EDA Residential Care Facs. RB, Goodwin House, Inc.:
5.00%, 10/01/2022	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,020,980	1,000,000	1,020,980
5.125%, 10/01/2037	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,000,000	3,046,710	3,000,000	3,046,710
Fulton Cnty., GA Residential Care Facs. RB:
Canterbury Ct. Proj., 6.20%, 10/01/2019	0	0	0	0	0	0	995,000	1,063,456	0	0	0	0	0	0	0	0	0	0	995,000	1,063,456
First Mtge. Lenbrook Proj., Ser. A, 5.00%, 07/01/2027	0	0	0	0	0	0	4,000,000	4,006,120	0	0	0	0	0	0	0	0	0	0	4,000,000	4,006,120
RHA Assisted Living, Sr. Lien, Ser. A, 6.90%, 07/01/2019	0	0	0	0	0	0	3,175,000	3,320,447	0	0	0	0	0	0	870,000	909,854	875,000	915,084	4,920,000	5,145,385
Gainesville & Hall Cnty., GA Dev. Auth. RB, Sr. Living Facs., Lanier Vlg. Estates, Ser. C, 7.25%, 11/15/2029	0	0	0	0	0	0	1,000,000	1,077,270	0	0	0	0	0	0	0	0	0	0	1,000,000	1,077,270
Goshen, IN RB, Greencroft Obl. Group, Ser. B, 5.75%, 08/15/2028	5,000,000	5,081,800	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,000,000	5,081,800
Health Fin. Dev. Corp. of Central Texas, Retirement Facs. RB:
Ser. A, 5.625%, 11/01/2026	5,500,000	5,674,955	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,500,000	5,674,955
Vlg. at Gleannloch Farms, Ser. A:
5.50%, 02/15/2027	1,150,000	1,183,005	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,150,000	1,183,005
5.50%, 02/15/2037	1,850,000	1,891,718	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,850,000	1,891,718
Henrico Cnty., VA EDA Residential Care Facs. RB, Virginia Baptist Homes, Ser. A, 4.50%, 07/01/2010	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,000,160	1,000,000	1,000,160
Henrico Cnty., VA EDA Residential Care Facs. RRB, Westminster Canterbury:
5.00%, 10/01/2027	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,450,000	1,462,818	1,450,000	1,462,818
5.00%, 10/01/2035	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,000,000	3,012,450	5,250,000	5,271,787	8,250,000	8,284,237
Houston Cnty., AL Hlth. Care Auth. RB, Ser. A, 5.25%, 10/01/2030	0	0	1,000,000	1,069,220	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,069,220
Iowa Fin. Auth. Sr. Living Facs. RB, Deerfield Retirement Cmnty., Inc., Ser. A, 5.50%, 11/15/2027	2,000,000	2,041,400	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,041,400
Lebanon Cnty., PA Hlth. Facs. Auth. RB, Pleasant View Retirement, Ser. A, 5.00%, 12/15/2014	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,130,000	1,139,153	0	0	1,130,000	1,139,153
Lees Summit, MO IDA Sr. Living Facs. RB, John Knox Vlg. Obl. Group, Ser. A, 5.125%, 08/15/2026	5,000,000	5,069,050	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,000,000	5,069,050
Loudoun Cnty., VA IDA Residential Care Facs. RRB, Falcons Landing Proj., Ser. B, 5.00%, 08/01/2028	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,000,000	5,043,250	5,000,000	5,043,250
Lynchburg, VA IDA Residential Care Facs. RRB, Westminster Canterbury, 5.00%, 07/01/2031	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,250,000	1,255,850	1,250,000	1,255,850
Maryland Hlth. & Higher Edl. Facs. Auth. RB:
Edenwald, Ser. A:
5.20%, 01/01/2024	0	0	0	0	0	0	0	0	1,000,000	1,019,530	0	0	0	0	0	0	0	0	1,000,000	1,019,530
5.40%, 01/01/2031	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,035,520	1,000,000	1,035,520
5.40%, 01/01/2037	0	0	0	0	0	0	0	0	1,200,000	1,238,184	0	0	0	0	0	0	0	0	1,200,000	1,238,184
King Farm Presbyterian Cmnty. Proj.:
Ser. A, 5.25%, 01/01/2027	0	0	0	0	0	0	0	0	2,000,000	2,049,860	0	0	0	0	0	0	0	0	2,000,000	2,049,860
Ser. B:
4.75%, 01/01/2013	500,000	500,510	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	500,000	500,510
5.00%, 01/01/2017	9,535,000	9,567,514	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,003,410	10,535,000	10,570,924
Massachusetts Dev. Fin. Agcy. RB, Orchard Cove Proj.:
5.00%, 10/01/2017	1,350,000	1,365,120	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,350,000	1,365,120
5.00%, 10/01/2018	515,000	518,687	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	515,000	518,687
5.00%, 10/01/2019	550,000	552,167	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	550,000	552,167
New Jersey EDA RB:
First Mtge. of Reformed Church, 5.375%, 12/01/2018	0	0	0	0	0	0	0	0	0	0	1,150,000	1,179,636	0	0	0	0	0	0	1,150,000	1,179,636
First Mtge. of The Evergreens:
5.875%, 10/01/2012	0	0	0	0	0	0	0	0	0	0	2,000,000	2,023,580	0	0	0	0	0	0	2,000,000	2,023,580
6.00%, 10/01/2017	0	0	0	0	0	0	0	0	0	0	680,000	688,439	0	0	0	0	0	0	680,000	688,439
6.00%, 10/01/2022	0	0	0	0	0	0	0	0	0	0	4,140,000	4,193,075	0	0	0	0	0	0	4,140,000	4,193,075
Franciscan Oaks Proj., 5.70%, 10/01/2017	0	0	0	0	0	0	0	0	0	0	3,000,000	3,054,210	0	0	0	0	0	0	3,000,000	3,054,210
Seabrook Vlg., Inc. Facs., 5.25%, 11/15/2026	0	0	0	0	0	0	0	0	0	0	1,750,000	1,772,067	0	0	0	0	0	0	1,750,000	1,772,067
North Carolina Med. Care Cmnty. Hlth. Care Facs. RRB, First Mtge. of Salemtowne:
4.50%, 10/01/2012	0	0	575,000	573,620	0	0	0	0	0	0	0	0	0	0	0	0	0	0	575,000	573,620
4.625%, 10/01/2013	0	0	310,000	310,369	0	0	0	0	0	0	0	0	0	0	0	0	0	0	310,000	310,369
North Carolina Med. Care Commission Retirement Facs. RRB, United Methodist Retirement Homes, Ser. C, 5.125%, 10/01/2019	1,300,000	1,334,944	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,300,000	1,334,944
Palm Beach Cnty., FL Hlth. Facs. Auth. RRB:
Abbey Delray South Proj., 5.30%, 10/01/2007	1,000,000	1,000,740	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,000,740
Waterford Proj., 5.50%, 10/01/2015	2,750,000	2,751,650	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,750,000	2,751,650
Peninsula Port Auth. of Virginia Residential Care Facs. RRB, Virginia Baptist Homes, Ser. C, 5.40%, 12/01/2033	0	0	0	0	0	0	1,000,000	1,031,480	0	0	0	0	0	0	1,600,000	1,650,368	1,400,000	1,444,072	4,000,000	4,125,920
Prince William Cnty., VA IDA Residential Care Facs. RRB, First Mtge. Westminster Lake:
4.75%, 01/01/2016	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	500,000	501,380	500,000	501,380
5.125%, 01/01/2026	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,500,000	3,559,500	3,500,000	3,559,500
St. John's Cnty., FL IDA Hlth. Care RRB, Glenmoor Proj., Ser. B, 4.75%, 01/01/2041	1,000,000	991,850	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	991,850
St. John's Cnty., FL IDA RB, Presbyterian Retirement, Ser. A, 5.85%, 08/01/2024	3,385,000	3,636,303	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,385,000	3,636,303
Suffolk, VA IDA Retirement Facs. RRB:
First Mtge. Lake Prince Ctr.:
4.75%, 09/01/2013	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	500,000	501,385	500,000	501,385
5.15%, 09/01/2024	0	0	0	0	0	0	725,000	735,868	0	0	0	0	0	0	725,000	735,868	725,000	735,868	2,175,000	2,207,604
5.30%, 09/01/2031	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,042,060	2,000,000	2,042,060
Lake Prince Ctr., 4.70%, 09/01/2012	0	0	0	0	0	0	0	0	0	0	0	0	0	0	700,000	700,756	0	0	700,000	700,756
Tarrant Cnty., TX Cultural Ed. Facs. Fin. Corp. RB:
Air Force Vlg. Obl. Group, 5.00%, 05/15/2017	1,400,000	1,436,414	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,400,000	1,436,414
Northwest Sr. Hsg. Edgemere Proj.:
6.00%, 11/15/2026	4,500,000	4,821,660	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	4,500,000	4,821,660
6.00%, 11/15/2036	6,500,000	6,923,345	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	6,500,000	6,923,345
Vermont EDA RB, Wake Robin Corp. Proj., Ser. A, 6.30%, 03/01/2033, (Insd. by ACA)	3,500,000	3,675,525	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,500,000	3,675,525
Washington Hsg. Fin. Commission RB, Skyline at First Hill Proj., Ser. A:
5.625%, 01/01/2027	7,500,000	7,725,825	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	7,500,000	7,725,825
5.625%, 01/01/2038	4,100,000	4,167,199	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	4,100,000	4,167,199
Winchester, VA IDA Hosp. RRB, Winchester Med. Ctr., Inc., 5.50%, 01/01/2015, (Insd. by AMBAC)	5,500,000	6,001,050	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,500,000	6,001,050

		81,602,610		2,966,609		0		11,234,641		4,307,574		12,911,007		0		8,148,449		30,841,304		152,012,194

	Evergreen Municipal Bond Fund		Evergreen Alabama Municipal Bond Fund		Evergreen Connecticut Municipal Bond Fund		Evergreen Georgia Municipal Bond Fund		Evergreen Maryland Municipal Bond Fund		Evergreen New Jersey Municipal Bond Fund		Evergreen New York Municipal Bond Fund		Evergreen South Carolina Municipal Bond Fund		Evergreen Virginia Municipal Bond Fund		Evergreen Municipal Bond Fund Pro Forma

	Principal		Principal		Principal		Principal		Principal		Principal		Principal		Principal		Principal		Principal
	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value

EDUCATION 9.7%
Alabama Pub. Sch. & College Auth. RB:
Ser. A, 5.00%, 02/01/2012	0	0	1,165,000	1,208,734	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,165,000	1,208,734
Ser. C, 5.00%, 05/01/2012, (Insd. by FSA)	0	0	1,000,000	1,044,610	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,044,610
Allegheny Cnty., PA Higher Ed. Bldg. Auth. RB, Duquesne Univ., Ser. B, 5.00%, 03/01/2019, (Insd. by XL Capital Assurance, Inc.)	1,510,000	1,601,914	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,510,000	1,601,914
Annapolis, MD EDRRB, St. John's College Facs., 5.50%, 10/01/2018	0	0	0	0	0	0	0	0	1,230,000	1,257,675	0	0	0	0	0	0	0	0	1,230,000	1,257,675
Athens, GA Hsg. Auth. Student Hsg. Lease RB, Univ. of Georgia East Campus, 5.25%, 12/01/2020, (Insd. by AMBAC)	1,315,000	1,382,841	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,315,000	1,382,841
Atlanta, GA Dev. Auth. RB, TUFF, Advanced Tech. Dev. Ctr. Proj., Ser. A, 5.625%, 07/01/2018	0	0	0	0	0	0	2,640,000	2,784,540	0	0	0	0	0	0	0	0	0	0	2,640,000	2,784,540
Atlanta, GA Urban Residential Fin. Auth. RRB, Morehouse College Proj., 5.70%, 12/01/2010, (Insd. by MBIA)	0	0	0	0	0	0	510,000	514,774	0	0	0	0	0	0	0	0	0	0	510,000	514,774
Barnesville-Lamar Cnty., GA IDA Student Hsg. Facs. RB, Gordon College Properties, Ser. A, 5.00%, 08/01/2025	0	0	0	0	0	0	2,000,000	2,061,800	0	0	0	0	0	0	0	0	0	0	2,000,000	2,061,800
Boulder Cnty., CO Dev. RB, Atmospheric Research, 5.00%, 09/01/2027, (Insd. by MBIA)	1,880,000	1,946,496	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,880,000	1,946,496
Calcasieu Parish, LA Pub. Trust Auth. Student Lease RB, McNeese Student Hsg. Proj., 5.25%, 05/01/2033, (Insd. by MBIA)	1,295,000	1,345,466	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,295,000	1,345,466
California Dev. Auth. RRB, Thomas Jefferson Sch. of Law, Ser. B, 4.875%, 10/01/2031	500,000	505,255	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	500,000	505,255
California Edl. Facs. Auth. RRB, Santa Clara Univ., 5.00%, 09/01/2023, (Insd. by MBIA)	1,000,000	1,088,530	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,088,530
Charleston, SC Edl. Excellence Fin. Corp. RB, Charleston Cnty. Sch. Dist. Proj.:
5.00%, 12/01/2023	9,105,000	9,482,402	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	9,105,000	9,482,402
5.00%, 12/01/2026	0	0	0	0	0	0	0	0	0	0	0	0	0	0	10,580,000	10,985,320	0	0	10,580,000	10,985,320
5.25%, 12/01/2025 ‡	0	0	0	0	0	0	0	0	0	0	0	0	0	0	10,000,000	10,874,200	0	0	10,000,000	10,874,200
Cherokee Cnty., SC Scago Edl. Facs. Corp. RRB, Cherokee Sch. Dist. No. 1, Ser. B, 5.00%, 12/01/2026, (Insd. by FSA)	2,295,000	2,403,370	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,295,000	2,403,370
Clemson Univ., South Carolina RB, 6.00%, 05/01/2012, (Insd. by AMBAC)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	540,000	567,146	0	0	540,000	567,146
Colorado Edl. & Cultural Facs. Auth. RB, Regis Univ. Proj., 5.00%, 06/01/2024, (Insd. by Radian Group, Inc.)	1,695,000	1,743,358	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,695,000	1,743,358
Colorado Edl. & Cultural Facs. Auth. RRB, University of Denver Proj., Ser. B, 5.25%, 03/01/2023, (Insd. by FGIC)	1,620,000	1,745,825	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,620,000	1,745,825
Colorado Springs, CO RRB, Colorado College Proj., 5.00%, 06/01/2023	1,085,000	1,135,952	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,085,000	1,135,952
Connecticut Hlth. & Edl. Facs. Auth. RB:
Ser. A:
6.375%, 07/01/2016	0	0	0	0	60,000	64,878	0	0	0	0	0	0	0	0	0	0	0	0	60,000	64,878
6.375%, 07/01/2016	0	0	0	0	900,000	966,915	0	0	0	0	0	0	0	0	0	0	0	0	900,000	966,915
Univ. of Hartford:
Ser. E, 5.00%, 07/01/2013	0	0	0	0	1,000,000	1,047,990	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,047,990
Ser. G, 5.25%, 07/01/2026	0	0	0	0	1,000,000	1,065,360	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,065,360
Westover Sch., Ser. A, 6.00%, 07/01/2017	0	0	0	0	1,505,000	1,594,186	0	0	0	0	0	0	0	0	0	0	0	0	1,505,000	1,594,186
Yale Univ., Ser. W, 5.125%, 07/01/2027	2,700,000	2,756,781	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,700,000	2,756,781
Conway, AR Pub. Facs. Board Capital Impt. RRB, Hendrix College Proj., Ser. A, 5.00%, 10/01/2026	1,000,000	1,024,840	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,024,840
Dorchester Cnty., SC Sch. Dist. No. 2 Installment Purchase RB, 5.00%, 12/01/2030	0	0	0	0	0	0	0	0	0	0	0	0	0	0	8,530,000	8,850,046	0	0	8,530,000	8,850,046
Dorchester Cnty., SC Sch. Dist. No. 2 Installment Purchase RRB, Growth Remedy Opportunity Tax Hike, 5.25%, 12/01/2029	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,099,780	0	0	2,000,000	2,099,780
Fulton Cnty., GA Dev. Auth. RB:
Georgia Tech Foundation SAC II Proj., Ser. A:
5.75%, 11/01/2013	0	0	0	0	0	0	1,200,000	1,288,728	0	0	0	0	0	0	0	0	0	0	1,200,000	1,288,728
5.75%, 11/01/2017	0	0	0	0	0	0	1,950,000	2,090,907	0	0	0	0	0	0	0	0	0	0	1,950,000	2,090,907
TUFF, Morehouse College Proj., Ser. A, 5.50%, 02/01/2022, (Insd. by AMBAC)	0	0	0	0	0	0	1,000,000	1,061,040	0	0	0	0	0	0	0	0	0	0	1,000,000	1,061,040
Gainesville, GA Redev. Auth. Edl. Facs. RRB, Riverside Military Academy Proj.:
5.125%, 03/01/2027	0	0	0	0	0	0	3,500,000	3,564,260	0	0	0	0	0	0	0	0	0	0	3,500,000	3,564,260
5.125%, 03/01/2037	1,500,000	1,521,150	0	0	0	0	1,000,000	1,014,100	0	0	0	0	0	0	0	0	0	0	2,500,000	2,535,250
Georgia Private Colleges & Univ. Auth. RB, Mercer Univ. Proj., 5.75%, 10/01/2021	0	0	0	0	0	0	500,000	543,935	0	0	0	0	0	0	0	0	0	0	500,000	543,935
Georgia Private Colleges & Univ. Auth. RRB, Mercer Univ. Proj., Ser. A, 5.25%, 10/01/2020	0	0	0	0	0	0	1,000,000	1,018,130	0	0	0	0	0	0	0	0	0	0	1,000,000	1,018,130
Greenville Cnty., SC Sch. Dist. Installment Purchase RB, Building Equity Sooner for Tomorrow, 5.25%, 12/01/2021	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,053,380	0	0	1,000,000	1,053,380
Jackson Township, NJ Sch. Dist. RRB, 5.00%, 06/15/2024	0	0	0	0	0	0	0	0	0	0	5,665,000	6,029,146	0	0	0	0	0	0	5,665,000	6,029,146
Kershaw Cnty., SC Pub. Sch. Dist. Installment Purchase Proj. RB:
5.00%, 12/01/2024, (Insd. by CIFG IXIS Finl. Guaranty)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	7,415,000	7,769,140	0	0	7,415,000	7,769,140
5.00%, 12/01/2026, (Insd. by CIFG IXIS Finl. Guaranty)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,420,000	3,572,532	0	0	3,420,000	3,572,532
Lancaster, SC Edl. Assistance Program RB, Sch. Dist. Proj., 5.00%, 12/01/2026	0	0	0	0	0	0	0	0	0	0	0	0	0	0	8,000,000	8,201,040	0	0	8,000,000	8,201,040
Latrobe, PA IDA College RB, St. Vincent College Proj., 5.35%, 05/01/2015	1,165,000	1,210,913	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,165,000	1,210,913
Laurens Cnty., SC Sch. Dist. No. 55 Installment Purchase RB:
5.25%, 12/01/2024	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,000,000	3,150,990	0	0	3,000,000	3,150,990
5.25%, 12/01/2030	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,500,000	3,673,635	0	0	3,500,000	3,673,635
Lexington Cnty., SC Sch. Facs. RB, Sch. Dist. No. 1, 5.25%, 12/01/2027	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,470,000	1,543,985	1,470,000	1,543,985
Lexington Cnty., SC One Sch. Facs. Corp. Installment Purchase RB, Lexington Cnty. Sch. Dist. No. 1:
5.00%, 12/01/2027	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,320,000	3,444,566	0	0	3,320,000	3,444,566
5.25%, 12/01/2024	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,110,000	2,214,677	0	0	2,110,000	2,214,677
5.25%, 12/01/2026	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,340,000	2,456,087	0	0	2,340,000	2,456,087
Maryland Econ. Dev. Corp. RB, Univ. of Maryland College Park Proj.:
5.375%, 07/01/2016	0	0	0	0	0	0	0	0	1,130,000	1,194,060	0	0	0	0	0	0	0	0	1,130,000	1,194,060
6.00%, 06/01/2021	0	0	0	0	0	0	0	0	1,000,000	1,113,080	0	0	0	0	0	0	0	0	1,000,000	1,113,080
Maryland Hlth. & Higher Edl. Facs. Auth. RB:
Board of Child Care:
5.50%, 07/01/2013	0	0	0	0	0	0	0	0	550,000	583,434	0	0	0	0	0	0	0	0	550,000	583,434
5.625%, 07/01/2020	0	0	0	0	0	0	0	0	680,000	716,598	0	0	0	0	0	0	0	0	680,000	716,598
5.625%, 07/01/2022	0	0	0	0	0	0	0	0	280,000	294,938	0	0	0	0	0	0	0	0	280,000	294,938
Goucher College, 5.375%, 07/01/2025	0	0	0	0	0	0	0	0	1,450,000	1,541,524	0	0	0	0	0	0	0	0	1,450,000	1,541,524
Johns Hopkins Univ., Ser. A:
5.00%, 07/01/2033	1,000,000	1,038,610	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,038,610
5.00%, 07/01/2038	0	0	0	0	0	0	0	0	500,000	517,455	0	0	0	0	0	0	0	0	500,000	517,455
Loyola College, Ser. A, 5.125%, 10/01/2045	0	0	0	0	0	0	0	0	1,575,000	1,634,913	0	0	0	0	0	0	0	0	1,575,000	1,634,913
Maryland Institute College of Art, 5.50%, 06/01/2021	0	0	0	0	0	0	0	0	530,000	549,011	0	0	0	0	0	0	0	0	530,000	549,011
Washington Christian Academy, 5.50%, 07/01/2038	0	0	0	0	0	0	0	0	1,200,000	1,222,308	0	0	0	0	0	0	0	0	1,200,000	1,222,308
Maryland Indl. Dev. Fin. Auth. EDRB, Our Lady of Good Counsel Sch., Ser. A:
5.50%, 05/01/2020	0	0	0	0	0	0	0	0	840,000	883,966	0	0	0	0	0	0	0	0	840,000	883,966
6.00%, 05/01/2035	0	0	0	0	0	0	0	0	1,000,000	1,070,740	0	0	0	0	0	0	0	0	1,000,000	1,070,740
Mercer Cnty., NJ Impt. Auth. RB Sch. Dist. Proj.:
5.25%, 01/15/2021	0	0	0	0	0	0	0	0	0	0	1,320,000	1,396,151	0	0	0	0	0	0	1,320,000	1,396,151
5.25%, 01/15/2022	0	0	0	0	0	0	0	0	0	0	1,000,000	1,055,630	0	0	0	0	0	0	1,000,000	1,055,630
Mercer Cnty., NJ Impt. Auth. RRB, Spl. Svcs. Sch. Dist., Ser. A, 5.95%, 12/15/2012	0	0	0	0	0	0	0	0	0	0	500,000	546,730	0	0	0	0	0	0	500,000	546,730
Minnesota Higher Ed. Facs. Auth. RRB, St. Thomas Univ., Ser. 6-I, 5.00%, 04/01/2023	1,000,000	1,041,230	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,041,230
New Jersey Edl. Facs. Auth. RB:
Kean Univ., Ser. D:
5.25%, 07/01/2019	0	0	0	0	0	0	0	0	0	0	1,000,000	1,073,570	0	0	0	0	0	0	1,000,000	1,073,570
5.25%, 07/01/2020	0	0	0	0	0	0	0	0	0	0	1,000,000	1,073,570	0	0	0	0	0	0	1,000,000	1,073,570
Ser. A, 5.25%, 09/01/2018, (Insd. by AMBAC)	0	0	0	0	0	0	0	0	0	0	3,895,000	4,149,811	0	0	0	0	0	0	3,895,000	4,149,811
New Jersey EDRB, Sch. Facs. Construction Proj., Ser. O, 5.25%, 03/01/2022	0	0	0	0	0	0	0	0	0	0	5,000,000	5,357,550	0	0	0	0	0	0	5,000,000	5,357,550
New York Dorm. Auth. RB, Univ. of Rochester, Ser. A-1, 5.00%, 07/01/2022	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,056,080	0	0	0	0	1,000,000	1,056,080
Newberry Cnty., SC RB, Sch. Dist. Proj., 5.25%, 12/01/2017	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,055,450	0	0	1,000,000	1,055,450
Newberry Cnty., SC Sch. Dist. RB, Investing in Children's Ed. Proj.:
5.00%, 12/01/2030	1,000,000	1,025,050	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,050,100	0	0	3,000,000	3,075,150
5.25%, 12/01/2025	2,000,000	2,094,900	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,094,900
Newberry, SC Investing in Children's Ed. Installment Purchase RB, Newberry Cnty. Sch. Dist. Proj., 5.25%, 12/01/2024	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,855,000	1,945,691	0	0	1,855,000	1,945,691
Rhode Island Hlth. & Edl. Bldg. Corp. RB, Higher Ed. Facs., Salve Regina Univ., 5.125%, 03/15/2032, (Insd. by Radian Group, Inc.)	1,500,000	1,547,415	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,500,000	1,547,415
Richland Cnty., SC Edl. Facs. RB, Benedict College Proj., 6.25%, 07/01/2014	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,190,000	1,261,424	0	0	1,190,000	1,261,424
Richmond, VA IDA Student Hsg. RB, Univ. Real Estate Foundation, 5.45%, 01/01/2021	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,750,000	1,844,482	1,750,000	1,844,482
San Leanna, TX Ed. Facs. Corp. RRB, Saint Edwards Univ. Proj.:
5.125%, 06/01/2022 #	1,735,000	1,787,414	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,735,000	1,787,414
5.125%, 06/01/2023 #	1,000,000	1,028,620	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,028,620
5.125%, 06/01/2024 #	1,000,000	1,026,220	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,026,220
Spartanburg Cnty., SC Sch. Dist. No. 1 GO:
5.00%, 03/01/2027, (Insd. by FSA & South Carolina State Dept. of Ed.)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,270,000	5,552,894	0	0	5,270,000	5,552,894
5.00%, 03/01/2030, (Insd. by FSA & South Carolina State Dept. of Ed.)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,000,000	3,156,330	0	0	3,000,000	3,156,330
St. Mary's College, Maryland Academic & Auxiliary Fee RB, 5.00%, 09/01/2023	0	0	0	0	0	0	0	0	1,045,000	1,103,457	0	0	0	0	0	0	0	0	1,045,000	1,103,457
St. Joseph Cnty., IN Edl. Facs. RB, Univ. of Notre Dame du Lac Proj., 6.50%, 03/01/2026	1,640,000	2,086,260	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,640,000	2,086,260
Troy, AL Pub. Edl. Bldg. Auth. RB, Troy Univ. Hsg. Proj., Ser. A, 5.00%, 09/01/2026	0	0	1,000,000	1,049,780	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,049,780
Troy, NY IDA Civic Facs. RRB, Rensselaer Polytechnic Institute, Ser. A:
5.50%, 09/01/2012	0	0	0	0	0	0	0	0	0	0	0	0	1,145,000	1,227,383	0	0	0	0	1,145,000	1,227,383
5.50%, 09/01/2013	0	0	0	0	0	0	0	0	0	0	0	0	1,100,000	1,177,528	0	0	0	0	1,100,000	1,177,528
5.50%, 09/01/2015	0	0	0	0	0	0	0	0	0	0	0	0	620,000	664,001	0	0	0	0	620,000	664,001
Tulsa, OK Indl. Auth. Student Hsg. RB, Univ. of Tulsa:
5.25%, 10/01/2021	4,055,000	4,300,328	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	4,055,000	4,300,328
5.25%, 10/01/2026	1,135,000	1,199,218	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,135,000	1,199,218
University of Arkansas RB, Univ. of Arkansas for Med. Sciences Campus, 5.00%, 03/01/2025, (Insd. by FGIC)	1,000,000	1,049,050	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,049,050
University of Colorado Enterprise Sys. RRB, 5.00%, 06/01/2033, (Insd. by FGIC)	1,250,000	1,306,975	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,250,000	1,306,975
University of Maryland Sys. Auxiliary Facs. & Tuition RRB, Ser. A, 5.00%, 04/01/2014	0	0	0	0	0	0	0	0	1,000,000	1,065,070	0	0	0	0	0	0	0	0	1,000,000	1,065,070
University of Missouri, Board of Curators Sys. Facs. RB, Ser. A, 5.00%, 11/01/2021	1,000,000	1,046,850	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,046,850
University of New Mexico RB, Hosp. Mtge., 5.00%, 07/01/2021, (Insd. by FHA & FSA)	3,835,000	4,011,602	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,835,000	4,011,602
University of South Alabama Capital Impt. Proj. RRB, 5.00%, 03/15/2023, (Insd. by FGIC)	0	0	1,000,000	1,044,960	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,044,960
University of South Carolina Athletic Facs. RB:
5.50%, 05/01/2018, (Insd. by AMBAC)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,300,000	1,387,399	0	0	1,300,000	1,387,399
5.50%, 05/01/2020, (Insd. by AMBAC)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,425,000	1,520,803	0	0	1,425,000	1,520,803
Virginia College Bldg. Auth. Edl. Facs. RB:
21st Century College Program, Ser. A, 5.25%, 02/01/2017	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,920,000	4,147,007	3,920,000	4,147,007
Pub. Higher Ed. Fin. Program, Ser. A:
5.00%, 09/01/2023	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,000,000	3,165,690	3,000,000	3,165,690
5.00%, 09/01/2024	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,000,000	5,269,000	5,000,000	5,269,000
Washington & Lee Univ. Proj.:
5.25%, 01/01/2026, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,115,000	3,484,408	3,115,000	3,484,408
5.25%, 01/01/2031, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,100,000	5,777,025	5,100,000	5,777,025
Virginia College Bldg. Auth. Edl. Facs. RRB, Hampton Univ. Proj., 5.00%, 04/01/2018	1,300,000	1,320,137	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,300,000	1,320,137
Virginia Pub. Sch. Auth. RB, Sch. Fin. Auth., Ser. A:
5.00%, 08/01/2013	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,250,000	1,314,463	1,250,000	1,314,463
5.25%, 08/01/2017 #	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,000,000	3,304,770	3,000,000	3,304,770
Washington State Univ. RRB, Hsg. & Dining Sys., 5.00%, 10/01/2019, (Insd. by FSA)	1,000,000	1,029,290	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,029,290

		58,834,262		4,348,084		4,739,329		15,942,214		14,748,229		20,682,158		4,124,992		86,842,630		29,850,830		240,112,728

	Evergreen Municipal Bond Fund		Evergreen Alabama Municipal Bond Fund		Evergreen Connecticut Municipal Bond Fund		Evergreen Georgia Municipal Bond Fund		Evergreen Maryland Municipal Bond Fund		Evergreen New Jersey Municipal Bond Fund		Evergreen New York Municipal Bond Fund		Evergreen South Carolina Municipal Bond Fund		Evergreen Virginia Municipal Bond Fund		Evergreen Municipal Bond Fund Pro Forma

	Principal		Principal		Principal		Principal		Principal		Principal		Principal		Principal		Principal		Principal
	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value

ELECTRIC REVENUE 2.8%
Commonwealth of Puerto Rico Elec. Power Auth. RB, Ser. TT, 5.00%, 07/01/2023	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,000,000	5,225,450	5,000,000	5,225,450
Connecticut Dev. Auth. PCRB, Light & Power Facs., 5.85%, 09/01/2028 ##	0	0	0	0	1,000,000	1,039,850	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,039,850
Coweta Cnty., GA Dev. Auth. PCRRB, Georgia Power Co. Plant Yates Proj., 4.35%, 09/01/2018, (Insd. by AMBAC)	0	0	0	0	0	0	2,000,000	2,004,840	0	0	0	0	0	0	0	0	0	0	2,000,000	2,004,840
Georgia Muni. Elec. Auth. Power RB:
Ser. B, 6.25%, 01/01/2017, (Insd. by MBIA)	0	0	0	0	0	0	1,000,000	1,168,060	0	0	0	0	0	0	0	0	0	0	1,000,000	1,168,060
Ser. EE, 7.25%, 01/01/2024, (Insd. by AMBAC)	0	0	0	0	0	0	400,000	537,444	0	0	0	0	0	0	0	0	0	0	400,000	537,444
Georgia Muni. Elec. Auth. Power RRB, Proj. One, Ser. A, 5.25%, 01/01/2013, (Insd. by MBIA)	0	0	0	0	0	0	1,000,000	1,066,080	0	0	0	0	0	0	0	0	0	0	1,000,000	1,066,080
Long Island Power Auth. of New York Elec. Sys. RRB, Ser. E, 5.00%, 12/01/2018, (Insd. by MBIA)	10,000,000	10,703,100	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	10,000,000	10,703,100
Monroe Cnty., MI Econ. Dev. Corp. RRB, Detroit Edison Co., Ser. AA, 6.95%, 09/01/2022, (Insd. by FGIC)	10,000,000	12,875,300	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	10,000,000	12,875,300
Puerto Rico Elec. Power Auth. RB:
Ser. NN, 5.50%, 07/01/2018	0	0	0	0	1,500,000	1,633,035	0	0	0	0	0	0	0	0	0	0	0	0	1,500,000	1,633,035
Ser. RR, 5.00%, 07/01/2023	0	0	0	0	2,000,000	2,107,240	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,107,240
Ser. TT, 5.00%, 07/01/2020	0	0	0	0	0	0	0	0	1,000,000	1,051,730	0	0	0	0	0	0	0	0	1,000,000	1,051,730
Ser. TT, 5.00%, 07/01/2022	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,093,480	0	0	2,000,000	2,093,480
Sikeston, MO Elec. RRB, 6.00%, 06/01/2015, (Insd. by MBIA)	500,000	569,795	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	500,000	569,795
South Carolina Pub. Svcs. Auth. RB, Ser. A:
5.75%, 01/01/2014, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,500,000	2,638,950	0	0	2,500,000	2,638,950
5.75%, 01/01/2015, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,111,160	0	0	2,000,000	2,111,160
South Carolina Pub. Svcs. Auth. RRB, Ser. A:
5.00%, 01/01/2014, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,016,840	0	0	1,000,000	1,016,840
5.50%, 01/01/2014, (Insd. by FSA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	4,095,000	4,424,074	0	0	4,095,000	4,424,074
5.50%, 01/01/2018, (Insd. by FSA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,615,000	1,738,580	0	0	1,615,000	1,738,580
5.50%, 01/01/2019, (Insd. by FSA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	4,185,000	4,505,236	0	0	4,185,000	4,505,236
Western Generation Agcy. of Oregon RRB, Wauna Cogeneration Proj.:
Ser. A, 5.00%, 01/01/2019	1,125,000	1,171,147	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,125,000	1,171,147
Ser. B:
5.00%, 01/01/2012	5,620,000	5,704,750	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,620,000	5,704,750
5.00%, 01/01/2013	2,855,000	2,909,159	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,855,000	2,909,159
5.00%, 01/01/2014	1,100,000	1,121,571	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,100,000	1,121,571

		35,054,822		0		4,780,125		4,776,424		1,051,730		0		0		18,528,320		5,225,450		69,416,871

GENERAL OBLIGATION - LOCAL 6.2%
ABC Unified Sch. Dist. of California GO, Ser. B, 0.00%, 08/01/2024, (Insd. by FGIC) ¤	1,715,000	794,885	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,715,000	794,885
Adams Cnty., OH Valley Local Sch. Dist. GO, 7.00%, 12/01/2015, (Insd. by MBIA)	2,000,000	2,323,660	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,323,660
Albany Cnty., NY GO, 4.125%, 09/15/2021	0	0	0	0	0	0	0	0	0	0	0	0	2,880,000	2,832,509	0	0	0	0	2,880,000	2,832,509
Anderson Cnty., SC Sch. Dist. No. 2 GO, Ser. B:
6.00%, 03/01/2014	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,200,000	1,277,760	0	0	1,200,000	1,277,760
6.00%, 03/01/2016	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,325,000	1,410,860	0	0	1,325,000	1,410,860
Anne Arundel Cnty., MD GO, Cons. Gen. Impt., 5.00%, 03/01/2017	0	0	0	0	0	0	0	0	1,000,000	1,075,220	0	0	0	0	0	0	0	0	1,000,000	1,075,220
Beaufort Cnty., SC GO:
5.00%, 02/01/2013, (Insd. by FGIC)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,300,000	1,336,686	0	0	1,300,000	1,336,686
5.00%, 02/01/2014, (Insd. by FGIC)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,028,220	0	0	1,000,000	1,028,220
5.25%, 02/01/2017, (Insd. by FGIC)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,160,000	1,197,364	0	0	1,160,000	1,197,364
Beaufort Cnty., SC Sch. Dist. GO, Ser. A, 5.00%, 03/01/2015	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,600,000	1,663,024	0	0	1,600,000	1,663,024
Berkeley Cnty., SC Sch. Dist. GO:
5.50%, 01/15/2014, (Insd. by FSA & South Carolina State Dept. of Ed.)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,570,000	1,686,290	0	0	1,570,000	1,686,290
5.50%, 01/15/2016, (Insd. by FSA & South Carolina State Dept. of Ed.)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,100,000	1,181,477	0	0	1,100,000	1,181,477
5.50%, 01/15/2018, (Insd. by FSA & South Carolina State Dept. of Ed.)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	9,715,000	10,434,590	0	0	9,715,000	10,434,590
Bethlehem, NY Central Sch. Dist. GO, 4.00%, 01/15/2018, (Insd. by FSA)	0	0	0	0	0	0	0	0	0	0	0	0	180,000	178,150	0	0	0	0	180,000	178,150
Bridgeport, CT GO:
Ser. A, 5.25%, 09/15/2022	0	0	0	0	1,000,000	1,074,590	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,074,590
Ser. B, 5.00%, 12/01/2018	0	0	0	0	1,500,000	1,607,910	0	0	0	0	0	0	0	0	0	0	0	0	1,500,000	1,607,910
Bristol, VA Util. Sys. GO, 5.50%, 11/01/2018, (Insd. by FSA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,095,000	1,228,930	1,095,000	1,228,930
Brookhaven, NY Open Space Preservation GO, 4.25%, 11/01/2022, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	997,730	0	0	0	0	1,000,000	997,730
Byram Hills, NY Sch. Dist. Refunding GO, Ser. B, 5.00%, 10/15/2019, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	0	0	1,880,000	2,052,377	0	0	0	0	1,880,000	2,052,377
Carrollton, TX Farmers Branch Independent Sch. Dist. Refunding GO, 4.50%, 02/15/2019	5,535,000	5,647,748	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,535,000	5,647,748
Cartersville, GA GO, 6.70%, 01/01/2012	0	0	0	0	0	0	120,000	128,155	0	0	0	0	0	0	0	0	0	0	120,000	128,155
Commonwealth of Puerto Rico GO, Ser. B, 5.25%, 07/01/2032	500,000	527,690	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	500,000	527,690
El Paso Cnty., CO Sch. Dist. No. 011 GO:
6.50%, 12/01/2012	2,310,000	2,607,297	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,310,000	2,607,297
7.10%, 12/01/2013	2,000,000	2,359,320	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,359,320
El Paso Cnty., CO Sch. Dist. No. 020 GO, 5.50%, 12/15/2023, (Insd. by FGIC)	1,000,000	1,081,360	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,081,360
Essex Cnty., NJ Impt. Auth. GO, Ser. A, 5.80%, 11/01/2007	0	0	0	0	0	0	0	0	0	0	500,000	504,090	0	0	0	0	0	0	500,000	504,090
Foothill-De Anza, CA Cmnty. College Dist. GO, Ser. A, 5.00%, 08/01/2017, (Insd. by AMBAC)	5,000,000	5,348,100	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,000,000	5,348,100
Forsyth Cnty., GA Sch. Dist. GO, 6.75%, 07/01/2016	0	0	0	0	0	0	2,000,000	2,348,380	0	0	0	0	0	0	0	0	0	0	2,000,000	2,348,380
Frederick Cnty., MD Pub. Facs. GO, 5.00%, 12/01/2015	0	0	0	0	0	0	0	0	500,000	524,040	0	0	0	0	0	0	0	0	500,000	524,040
Gloucester Township, NJ GO, 5.45%, 07/15/2007, (Insd. by AMBAC)	0	0	0	0	0	0	0	0	0	0	500,000	501,070	0	0	0	0	0	0	500,000	501,070
Greenville Cnty., SC GO, Library Proj.:
5.35%, 04/01/2019	0	0	0	0	0	0	0	0	0	0	0	0	0	0	980,000	1,028,118	0	0	980,000	1,028,118
5.50%, 04/01/2025	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,700,000	2,843,343	0	0	2,700,000	2,843,343
Hartford, CT GO, 5.00%, 07/15/2022	0	0	0	0	1,300,000	1,381,120	0	0	0	0	0	0	0	0	0	0	0	0	1,300,000	1,381,120
Hempstead, NY GO, Ser. A, 5.00%, 03/01/2018	0	0	0	0	0	0	0	0	0	0	0	0	425,000	460,653	0	0	0	0	425,000	460,653
Henry Cnty., GA Sch. Dist. GO:
5.125%, 08/01/2014	0	0	0	0	0	0	1,000,000	1,045,850	0	0	0	0	0	0	0	0	0	0	1,000,000	1,045,850
Ser. A, 6.45%, 08/01/2011	0	0	0	0	0	0	1,000,000	1,058,680	0	0	0	0	0	0	0	0	0	0	1,000,000	1,058,680
Jersey City, NJ Refunding GO, Ser. A, 5.30%, 10/01/2009, (Insd. by AMBAC)	0	0	0	0	0	0	0	0	0	0	250,000	254,902	0	0	0	0	0	0	250,000	254,902
Judson, TX Independent Sch. Dist. Refunding GO, Sch. Bldg. Proj.:
5.00%, 02/01/2016, (Gtd. by PSF)	1,000,000	1,067,140	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,067,140
5.00%, 02/01/2018, (Gtd. by PSF)	1,000,000	1,066,160	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,066,160
Lake Placid, NY Central Sch. Dist. Refunding GO:
5.00%, 06/15/2018, (Insd. by FGIC)	0	0	0	0	0	0	0	0	0	0	0	0	845,000	922,562	0	0	0	0	845,000	922,562
5.00%, 06/15/2019, (Insd. by FGIC)	0	0	0	0	0	0	0	0	0	0	0	0	885,000	968,447	0	0	0	0	885,000	968,447
Lakewood Township, NJ GO, Sch. Dist., 6.25%, 02/15/2012, (Insd. by AMBAC)	0	0	0	0	0	0	0	0	0	0	400,000	441,092	0	0	0	0	0	0	400,000	441,092
Lakota, OH Local Sch. Dist. GO, 7.00%, 12/01/2009, (Insd. by AMBAC)	1,740,000	1,869,578	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,740,000	1,869,578
Lamar, TX Cons. Independent Sch. Dist. GO, Schoolhouse Proj.:
5.00%, 02/15/2019, (Gtd. by PSF)	1,000,000	1,063,910	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,063,910
5.00%, 02/15/2020, (Gtd. by PSF)	1,000,000	1,059,890	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,059,890
Larimer Cnty., CO Sch. Dist. No. 1 GO, 7.00%, 12/15/2016, (Insd. by MBIA)	2,250,000	2,676,420	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,250,000	2,676,420
Laurens Cnty., SC Sch. Dist. No. 55 GO, 5.50%, 03/01/2016	0	0	0	0	0	0	0	0	0	0	0	0	0	0	530,000	557,321	0	0	530,000	557,321
Lunenburg Cnty., VA GO, Ser. B, 5.50%, 02/01/2019, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	750,000	815,670	750,000	815,670
Middletown Township, NJ GO, 5.20%, 08/01/2007	0	0	0	0	0	0	0	0	0	0	335,000	335,804	0	0	0	0	0	0	335,000	335,804
Milford, CT GO, 5.20%, 01/15/2013	0	0	0	0	500,000	533,030	0	0	0	0	0	0	0	0	0	0	0	0	500,000	533,030
Millbrook, NY Central Sch. Dist. GO, 4.25%, 06/01/2019, (Insd. by FSA)	0	0	0	0	0	0	0	0	0	0	0	0	585,000	588,732	0	0	0	0	585,000	588,732
Millburn Township, NJ GO, Board of Ed., 5.35%, 07/15/2011	0	0	0	0	0	0	0	0	0	0	960,000	1,018,118	0	0	0	0	0	0	960,000	1,018,118
Montgomery Cnty., MD GO, Pub. Impt. Proj., Ser. A, 5.00%, 07/01/2018	0	0	0	0	0	0	0	0	2,500,000	2,671,125	0	0	0	0	0	0	0	0	2,500,000	2,671,125
New Haven, CT GO:
ETM, Ser. C, 5.00%, 11/01/2019, (Insd. by MBIA)	0	0	0	0	5,000	5,301	0	0	0	0	0	0	0	0	0	0	0	0	5,000	5,301
Ser. C, 5.00%, 11/01/2019, (Insd. by MBIA)	0	0	0	0	995,000	1,046,193	0	0	0	0	0	0	0	0	0	0	0	0	995,000	1,046,193
New York, NY GO:
Ser. C-1, 5.00%, 08/15/2021	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,044,180	0	0	0	0	1,000,000	1,044,180
Ser. G:
5.00%, 12/01/2019	0	0	0	0	0	0	0	0	0	0	0	0	250,000	262,590	0	0	0	0	250,000	262,590
5.00%, 08/01/2020	10,000,000	10,508,800	0	0	0	0	0	0	0	0	0	0	1,500,000	1,576,320	0	0	0	0	11,500,000	12,085,120
5.00%, 12/01/2021	10,000,000	10,473,900	0	0	0	0	0	0	0	0	0	0	1,000,000	1,047,390	0	0	0	0	11,000,000	11,521,290
5.00%, 12/01/2022	5,000,000	5,236,900	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,000,000	5,236,900
Ser. H, 5.00%, 08/01/2020	0	0	0	0	0	0	0	0	0	0	0	0	300,000	313,947	0	0	0	0	300,000	313,947
New York, NY Refunding GO, Ser. D, 5.00%, 02/01/2017	5,000,000	5,330,400	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,000,000	5,330,400
New York Middle Country Sch. Dist. GO, Ser. A, 4.25%, 08/15/2021, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	0	0	500,000	498,915	0	0	0	0	500,000	498,915
Newport News, VA GO, Ser. A, 5.00%, 02/01/2024	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,056,070	1,000,000	1,056,070
Niagara Falls, NY GO, Pub. Impt. Proj., 7.50%, 03/01/2014, (Insd. by MBIA)	460,000	554,742	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	460,000	554,742
Onondaga Cnty., NY GO, Ser. A, 5.00%, 07/15/2017	0	0	0	0	0	0	0	0	0	0	0	0	1,460,000	1,543,395	0	0	0	0	1,460,000	1,543,395
Orange Cnty., NY Refunding GO, Ser. A:
5.00%, 07/15/2019	0	0	0	0	0	0	0	0	0	0	0	0	1,500,000	1,591,335	0	0	0	0	1,500,000	1,591,335
5.00%, 07/15/2020	0	0	0	0	0	0	0	0	0	0	0	0	500,000	529,025	0	0	0	0	500,000	529,025
5.00%, 07/15/2021	0	0	0	0	0	0	0	0	0	0	0	0	250,000	263,985	0	0	0	0	250,000	263,985
Orangeburg Cnty., SC Sch. Dist. No. 5 GO, 5.25%, 03/01/2017, (Insd. by South Carolina State Dept. of Ed.)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,665,000	1,725,606	0	0	1,665,000	1,725,606
Oyster Bay, NY Pub. Impt. GO:
4.25%, 08/15/2017, (Insd. by CIFG Svcs., Inc.)	0	0	0	0	0	0	0	0	0	0	0	0	650,000	663,702	0	0	0	0	650,000	663,702
4.25%, 08/15/2021, (Insd. by CIFG Svcs., Inc.)	0	0	0	0	0	0	0	0	0	0	0	0	500,000	501,005	0	0	0	0	500,000	501,005
Plainville, CT GO, 5.00%, 12/01/2017	0	0	0	0	500,000	526,255	0	0	0	0	0	0	0	0	0	0	0	0	500,000	526,255
Portsmouth, VA Pub. Impt. Refunding GO:
Ser. A, 5.50%, 06/01/2018, (Insd. by FGIC)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	415,000	421,640	415,000	421,640
Ser. B, 5.00%, 04/01/2022, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,056,960	1,000,000	1,056,960
Prince George's Cnty., MD GO, Pub. Impt. Proj.:
5.125%, 10/01/2012	0	0	0	0	0	0	0	0	65,000	68,186	0	0	0	0	0	0	0	0	65,000	68,186
5.125%, 10/01/2012	0	0	0	0	0	0	0	0	1,175,000	1,233,997	0	0	0	0	0	0	0	0	1,175,000	1,233,997
5.25%, 10/01/2019	0	0	0	0	0	0	0	0	1,150,000	1,208,133	0	0	0	0	0	0	0	0	1,150,000	1,208,133
Puerto Rico Refunding GO, Pub. Impt.:
Ser. A, 5.50%, 07/01/2018, (Insd. by FGIC)	2,000,000	2,253,020	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,253,020
Ser. C, 6.00%, 07/01/2013	1,000,000	1,019,680	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,019,680
Putnam Cnty., NY GO:
4.375%, 01/15/2019	0	0	0	0	0	0	0	0	0	0	0	0	500,000	510,610	0	0	0	0	500,000	510,610
4.375%, 01/15/2020	0	0	0	0	0	0	0	0	0	0	0	0	520,000	528,388	0	0	0	0	520,000	528,388
4.375%, 01/15/2021	0	0	0	0	0	0	0	0	0	0	0	0	545,000	552,210	0	0	0	0	545,000	552,210
Richmond, VA GO:
5.50%, 01/15/2014, (Insd. by FSA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,128,600	2,000,000	2,128,600
5.50%, 01/15/2017, (Insd. by FSA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	500,000	531,630	500,000	531,630
Seattle, WA Refunding GO, 5.00%, 08/01/2021	2,000,000	2,112,360	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,112,360
Spartanburg Cnty., SC GO:
5.375%, 04/01/2019	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,049,760	0	0	1,000,000	1,049,760
5.375%, 04/01/2020	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,005,000	1,055,009	0	0	1,005,000	1,055,009
Stafford Cnty., VA Refunding GO, 5.50%, 01/01/2017	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,100,000	1,168,431	1,100,000	1,168,431
Staunton, VA GO, 6.25%, 02/01/2034, (Insd. by AMBAC)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,330,000	2,653,334	2,330,000	2,653,334
Suffolk Cnty., NY GO, Ser. A, 5.00%, 05/01/2016, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	0	0	3,000,000	3,195,090	0	0	0	0	3,000,000	3,195,090
Toms River, NJ GO, Board of Ed. Sch. Bond Reserve Act, 5.75%, 07/15/2019, (Insd. by FGIC)	0	0	0	0	0	0	0	0	0	0	1,095,000	1,097,508	0	0	0	0	0	0	1,095,000	1,097,508
Voorhees Township, NJ GO, 5.95%, 07/15/2007	0	0	0	0	0	0	0	0	0	0	370,000	370,955	0	0	0	0	0	0	370,000	370,955
Washington Township, NJ GO, Board of Ed. Warren Cnty., 7.50%, 04/15/2009	0	0	0	0	0	0	0	0	0	0	130,000	138,532	0	0	0	0	0	0	130,000	138,532

		66,982,960		0		6,174,399		4,581,065		6,780,701		4,662,071		23,623,247		29,475,428		11,061,265		153,341,136

	Evergreen Municipal Bond Fund		Evergreen Alabama Municipal Bond Fund		Evergreen Connecticut Municipal Bond Fund		Evergreen Georgia Municipal Bond Fund		Evergreen Maryland Municipal Bond Fund		Evergreen New Jersey Municipal Bond Fund		Evergreen New York Municipal Bond Fund		Evergreen South Carolina Municipal Bond Fund		Evergreen Virginia Municipal Bond Fund		Evergreen Municipal Bond Fund Pro Forma

	Principal		Principal		Principal		Principal		Principal		Principal		Principal		Principal		Principal		Principal
	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value

GENERAL OBLIGATION - STATE 2.8%
California GO:
5.00%, 10/01/2022	700,000	729,183	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	700,000	729,183
5.50%, 11/01/2033	1,200,000	1,291,800	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,200,000	1,291,800
California Refunding GO:
4.75%, 09/01/2028	2,485,000	2,520,138	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,485,000	2,520,138
5.00%, 08/01/2019	5,000,000	5,296,100	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,000,000	5,296,100
Commonwealth of Puerto Rico GO:
6.50%, 07/01/2008, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	1,115,000	1,147,569	0	0	0	0	0	0	1,115,000	1,147,569
6.50%, 07/01/2014, (Insd. by MBIA)	0	0	0	0	2,000,000	2,315,040	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,315,040
Commonwealth of Puerto Rico Pub. Impt. GO, Ser. A, 6.25%, 07/01/2013, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,200,000	1,352,052	1,200,000	1,352,052
Commonwealth of Puerto Rico Pub. Impt. Refunding GO, Ser. A, 5.50%, 07/01/2016, (Insd. by MBIA)	7,800,000	8,683,506	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	7,800,000	8,683,506
Connecticut GO:
Ser. C, 5.00%, 06/01/2022	0	0	0	0	2,000,000	2,125,060	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,125,060
Ser. E, 5.125%, 11/15/2015	0	0	0	0	1,000,000	1,049,220	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,049,220
Ser. F, 5.25%, 10/15/2021	0	0	0	0	1,000,000	1,075,470	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,075,470
District of Columbia GO, 5.50%, 07/01/2019, (Insd. by FSA)	1,665,000	1,772,492	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,665,000	1,772,492
Florida Board of Ed. GO, Pub. Ed. Capital Outlay Proj., Ser. A, 5.00%, 06/01/2017	8,250,000	8,876,588	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	8,250,000	8,876,588
Georgia GO, Ser. A, 6.00%, 04/01/2015	0	0	0	0	0	0	1,780,000	2,033,347	0	0	0	0	0	0	0	0	0	0	1,780,000	2,033,347
Illinois GO, 5.70%, 07/01/2014, (Insd. by FGIC)	4,850,000	4,856,887	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	4,850,000	4,856,887
New Jersey GO:
5.00%, 07/01/2025	0	0	0	0	0	0	0	0	0	0	2,080,000	2,205,029	0	0	0	0	0	0	2,080,000	2,205,029
Ser. E, 6.00%, 07/15/2009	0	0	0	0	0	0	0	0	0	0	6,500,000	6,792,630	0	0	0	0	0	0	6,500,000	6,792,630
Ser. F, 5.50%, 08/01/2011	0	0	0	0	0	0	0	0	0	0	3,000,000	3,191,100	0	0	0	0	0	0	3,000,000	3,191,100
New York GO, Ser. A:
4.50%, 03/15/2019	0	0	0	0	0	0	0	0	0	0	0	0	500,000	510,785	0	0	0	0	500,000	510,785
4.50%, 03/15/2020	0	0	0	0	0	0	0	0	0	0	0	0	530,000	538,676	0	0	0	0	530,000	538,676
5.00%, 03/01/2019	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,071,510	0	0	0	0	1,000,000	1,071,510
5.00%, 08/01/2020	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,048,420	0	0	0	0	1,000,000	1,048,420
Pennsylvania GO, Second Ser., 5.00%, 01/01/2018	2,500,000	2,666,925	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,500,000	2,666,925
Puerto Rico GO, 5.65%, 07/01/2015, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,102,320	0	0	1,000,000	1,102,320
Puerto Rico Pub. Impt. Refunding GO, Ser. A, 5.50%, 07/01/2016, (Insd. by MBIA)	0	0	1,020,000	1,135,535	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,020,000	1,135,535
Texas GO:
College Student Loan, 5.25%, 08/01/2013	1,225,000	1,299,639	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,225,000	1,299,639
Veteran's Hsg. Assistance Program, Ser. A, 5.65%, 12/01/2017	1,000,000	1,020,490	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,020,490
Washington GO, Ser. A, 6.75%, 02/01/2015	1,000,000	1,137,140	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,137,140

		40,150,888		1,135,535		6,564,790		2,033,347		0		13,336,328		3,169,391		1,102,320		1,352,052		68,844,651

HOSPITAL 15.9%
Alabama Hlth. Care Facs. RB, DCH Hlth. Care Auth., 5.125%, 06/01/2036	0	0	2,500,000	2,566,175	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,500,000	2,566,175
Alachua Cnty., FL Hlth. Facs. Auth. RB, Shands Teaching Hosp., Ser. A, 6.25%, 12/01/2016, (Insd. by MBIA)	4,000,000	4,566,320	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	4,000,000	4,566,320
Arlington Cnty., VA IDA Facs. RB, Virginia Hosp. Ctr. Arlington Hlth. Sys., 5.50%, 07/01/2011	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,410,000	1,488,354	1,410,000	1,488,354
Baltimore Cnty., MD RB, Catholic Hlth. Initiatives, Ser. A, 5.00%, 09/01/2036	0	0	0	0	0	0	0	0	1,500,000	1,544,685	5,000,000	5,148,950	0	0	0	0	0	0	6,500,000	6,693,635
Birmingham, AL Spl. Care Facs. Fin. Auth. RB, Baptist Hlth. Sys., Inc., Ser. A, 5.25%, 11/15/2020	5,000,000	5,151,250	1,000,000	1,030,250	0	0	0	0	0	0	0	0	0	0	0	0	0	0	6,000,000	6,181,500
Brunswick & Glynn Cnty., GA Mem. Hosp. Auth. RB, 2005 Anticipation Cert., Southeast Georgia Hlth. Sys. Proj., 6.00%, 08/01/2016, (Insd. by MBI	0	0	0	0	0	0	510,000	520,996	0	0	0	0	0	0	0	0	0	0	510,000	520,996
California CDA RRB, Daughters of Charity, Ser. H, 5.25%, 07/01/2025	990,000	1,019,512	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	990,000	1,019,512
Camden Cnty., NJ Impt. Auth. Hlth. Care RB:
Cooper Hlth. Sys. Obl. Group A, 5.25%, 02/15/2020	0	0	0	0	0	0	0	0	0	0	5,000,000	5,182,250	0	0	0	0	0	0	5,000,000	5,182,250
Cooper Hlth. Sys. Obl. Group B, 5.25%, 02/15/2027	0	0	0	0	0	0	0	0	0	0	2,500,000	2,576,425	0	0	0	0	0	0	2,500,000	2,576,425
Chatham Cnty., GA Hosp. Auth. RB, Mem. Hlth. Med. Ctr., Ser. A, 6.125%, 01/01/2024	1,000,000	1,065,020	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,065,020
Cherokee Nation of Oklahoma Hlth. Care Sys. RB, Ser. 2006:
4.10%, 12/01/2011, (Insd. by ACA) 144A	1,220,000	1,215,864	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,220,000	1,215,864
4.30%, 12/01/2016, (Insd. by ACA) 144A	2,150,000	2,106,334	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,150,000	2,106,334
4.60%, 12/01/2021, (Insd. by ACA) 144A	2,900,000	2,872,160	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,900,000	2,872,160
Coffee Cnty., GA Hosp. Auth. RRB, Coffee Regl. Med. Ctr. Proj.:
5.00%, 12/01/2026	0	0	0	0	0	0	2,900,000	2,932,538	0	0	0	0	0	0	0	0	0	0	2,900,000	2,932,538
5.25%, 12/01/2022	0	0	0	0	0	0	3,690,000	3,807,637	0	0	0	0	0	0	0	0	0	0	3,690,000	3,807,637
Colorado Hlth. Facs. Auth. RB:
Evangelical Lutheran Proj.:
5.25%, 06/01/2036	1,000,000	1,029,630	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,029,630
Ser. A, 5.25%, 06/01/2034	1,300,000	1,332,110	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,300,000	1,332,110
Vail Valley Med. Ctr. Proj., 5.75%, 01/15/2022	1,770,000	1,852,287	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,770,000	1,852,287
Colorado Hlth. Facs. Auth. RRB:
Adventist Hlth. Sunbelt, Ser. D:
5.25%, 11/15/2027	12,000,000	12,554,880	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	12,000,000	12,554,880
5.25%, 11/15/2035	7,000,000	7,280,210	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	7,000,000	7,280,210
Evangelical Lutheran Hlth. Facs., 5.25%, 06/01/2023	1,000,000	1,037,760	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,037,760
Connecticut Hlth. & Edl. Facs. Auth. RB:
Children's Med. Ctr., Ser. B, 5.00%, 07/01/2021	0	0	0	0	1,000,000	1,052,920	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,052,920
St. Francis Hosp. & Med. Ctr., Ser. D, 5.375%, 07/01/2013	0	0	0	0	1,000,000	1,066,070	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,066,070
Stamford Hosp., Ser. F, 5.25%, 07/01/2011	0	0	0	0	1,000,000	1,013,510	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,013,510
William W. Backus Hosp., Ser. G:
5.00%, 07/01/2023	0	0	0	0	1,000,000	1,050,120	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,050,120
5.00%, 07/01/2035	0	0	0	0	1,000,000	1,044,560	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,044,560
Yale New Haven Hosp. Proj., Ser. J-1, 5.00%, 07/01/2022	0	0	0	0	1,000,000	1,055,990	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,055,990
Cuyahoga Cnty., OH RRB, Cleveland Clinic Hlth. Sys., Ser. A, 5.50%, 01/01/2029	1,000,000	1,060,850	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,060,850
Delaware Hlth. Facs. Auth. RB, Beebe Med. Ctr. Proj., Ser. A, 5.00%, 06/01/2030	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,009,190	1,000,000	1,009,190
Denver, CO Hlth. & Hosp. Auth. Hlth. Care RRB, Ser. A:
5.00%, 12/01/2016	2,000,000	2,065,680	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,065,680
5.00%, 12/01/2017	3,655,000	3,757,998	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,655,000	3,757,998
5.00%, 12/01/2019	1,030,000	1,052,670	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,030,000	1,052,670
5.00%, 12/01/2020	2,500,000	2,549,250	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,500,000	2,549,250
Denver, CO Hlth. & Hosp. Auth. RRB, Ser. A, 5.00%, 12/01/2018	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,000,000	3,075,270	0	0	3,000,000	3,075,270
Escambia Cnty., FL Hlth. Facs. Auth. RB, Ascension Hlth., Ser. C, 5.75%, 11/15/2032	5,000,000	5,381,200	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,000,000	5,381,200
Gainesville & Hall Cnty., GA Hosp. Auth. RB, Anticipation Cert., Northeast Georgia Hlth. Sys., Inc. Proj.:
5.50%, 05/15/2021	0	0	0	0	0	0	500,000	515,910	0	0	0	0	0	0	0	0	0	0	500,000	515,910
6.00%, 05/15/2014, (Insd. by MBIA)	0	0	0	0	0	0	595,000	622,322	0	0	0	0	0	0	0	0	0	0	595,000	622,322
Georgia Med. Ctr. Hosp. Auth. RB, Columbus Regl. Hlth. Care Sys., 6.10%, 08/01/2014, (Insd. by MBIA)	0	0	0	0	0	0	2,000,000	2,121,620	0	0	0	0	0	0	0	0	0	0	2,000,000	2,121,620
Georgia Med. Ctr. Hosp. Auth. RRB, Spring Harbor Green Island Proj., 5.25%, 07/01/2027	0	0	0	0	0	0	2,625,000	2,670,124	0	0	0	0	0	0	0	0	0	0	2,625,000	2,670,124
Greenwood Cnty., SC Hosp. Facs. RB, Self Mem. Hosp., 5.50%, 10/01/2021	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,260,000	2,354,242	0	0	2,260,000	2,354,242
Halifax, FL Med. Ctr. RRB, Ser. A:
5.00%, 06/01/2038	1,000,000	1,000,720	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,000,720
5.25%, 06/01/2018	2,675,000	2,785,959	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,675,000	2,785,959
5.25%, 06/01/2020	3,000,000	3,106,590	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,000,000	3,106,590
5.25%, 06/01/2021	3,000,000	3,106,590	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,000,000	3,106,590
5.25%, 06/01/2026	1,805,000	1,859,800	0	0	1,000,000	1,030,360	0	0	0	0	0	0	0	0	0	0	0	0	2,805,000	2,890,160

	Evergreen Municipal Bond Fund		Evergreen Alabama Municipal Bond Fund		Evergreen Connecticut Municipal Bond Fund		Evergreen Georgia Municipal Bond Fund		Evergreen Maryland Municipal Bond Fund		Evergreen New Jersey Municipal Bond Fund		Evergreen New York Municipal Bond Fund		Evergreen South Carolina Municipal Bond Fund		Evergreen Virginia Municipal Bond Fund		Evergreen Municipal Bond Fund Pro Forma

	Principal		Principal		Principal		Principal		Principal		Principal		Principal		Principal		Principal		Principal
	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value

Henrico Cnty., VA IDA RRB, Bon Secours Hlth. Sys. Proj., 5.60%, 08/15/2010, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,039,060	2,000,000	2,039,060
Huntsville, AL Hlth. Care Auth. RB:
Ser. A:
FRN, 4.45%, 06/01/2032	0	0	1,000,000	999,000	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	999,000
5.75%, 06/01/2016	5,730,000	6,135,913	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,730,000	6,135,913
Ser. B, 5.75%, 06/01/2032	0	0	3,020,000	3,287,874	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,020,000	3,287,874
Illinois Hlth. Facs. Auth. RB, Edward Hosp.:
5.50%, 02/15/2013, (Insd. by FSA) ‡	2,685,000	2,841,164	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,685,000	2,841,164
5.50%, 02/15/2014, (Insd. by FSA) ‡	2,830,000	2,990,574	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,830,000	2,990,574
5.50%, 02/15/2015, (Insd. by FSA) ‡	1,735,000	1,829,752	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,735,000	1,829,752
5.50%, 02/15/2016, (Insd. by FSA) ‡	3,150,000	3,332,637	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,150,000	3,332,637
Indiana Hlth. & Edl. Facs. Fin. Auth. Hosp. RB:
5.00%, 02/15/2020, (Gtd. by Merrill Lynch & Co., Inc.) ‡	3,000,000	3,065,640	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,000,000	3,065,640
5.00%, 02/15/2021, (Gtd. by Merrill Lynch & Co., Inc.) ‡	2,500,000	2,549,325	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,500,000	2,549,325
5.00%, 02/15/2022, (Gtd. by Merrill Lynch & Co., Inc.) ‡	8,750,000	8,916,337	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	8,750,000	8,916,337
Jacksonville, FL Hlth. Facs. Auth. Hosp. RB, Charity Obl. Group, Ser. C, 5.75%, 08/15/2012	4,300,000	4,515,086	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	4,300,000	4,515,086
Kent, MI Hosp. Fin. Auth. RB, Metro. Hosp. Proj., Ser. A, 6.25%, 07/01/2040	5,000,000	5,530,150	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,000,000	5,530,150
Lawrence, KS Hosp. RRB, Lawrence Mem. Hosp., 5.125%, 07/01/2036	1,000,000	1,016,290	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,016,290
Lee Cnty., FL Mem. Hlth. Sys. RB, Ser. A, 5.00%, 04/01/2027	4,205,000	4,279,933	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	4,205,000	4,279,933
Lexington Cnty., SC Hlth. Svcs. Dist., Inc. Hosp. RB, 5.50%, 05/01/2032	0	0	0	0	0	0	1,500,000	1,577,325	0	0	0	0	0	0	4,250,000	4,469,088	0	0	5,750,000	6,046,413
Lexington Cnty., SC Hlth. Svcs. Dist., Inc. Hosp. RRB:
5.50%, 05/01/2024	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,085,000	2,191,231	0	0	2,085,000	2,191,231
6.00%, 11/01/2018	0	0	0	0	0	0	0	0	0	0	0	0	0	0	6,650,000	7,200,287	0	0	6,650,000	7,200,287
Lorain Cnty., OH Hosp. RRB, Catholic Hlth. Care, Ser. A, 5.75%, 10/01/2018	5,000,000	5,342,100	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,000,000	5,342,100
Loris, SC Cmnty. Hosp. RRB:
Ser. A, 5.50%, 01/01/2016	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,020,110	0	0	1,000,000	1,020,110
Ser. B, 5.625%, 01/01/2020	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,026,820	0	0	1,000,000	1,026,820
Macon-Bibb Cnty., GA Hosp. Auth. RB, Anticipation Cert., The Med. Ctr. of Central Georgia Proj., Ser. A, 5.30%, 08/01/2011, (Insd. by FGIC)	0	0	0	0	0	0	1,000,000	1,045,770	0	0	0	0	0	0	0	0	0	0	1,000,000	1,045,770
Maricopa Cnty., AZ IDA Hlth. Facs. RRB, Catholic Healthcare West, Ser. A:
5.00%, 07/01/2016	4,250,000	4,416,473	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	4,250,000	4,416,473
5.00%, 07/01/2017	4,000,000	4,147,400	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	4,000,000	4,147,400
Marshall Cnty., AL Hlth. Care Auth. RB, Ser. A:
5.75%, 01/01/2015, (Liq.: Merrill Lynch & Co., Inc.)	1,350,000	1,432,445	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,350,000	1,432,445
5.75%, 01/01/2032, (Liq.: Merrill Lynch & Co., Inc.)	1,050,000	1,108,758	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,050,000	1,108,758
6.25%, 01/01/2022, (Liq.: Merrill Lynch & Co., Inc.)	1,000,000	1,078,140	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,078,140
Maryland Hlth. & Higher Edl. Facs. Auth. RB:
Carroll Cnty. Gen. Hosp.:
5.75%, 07/01/2022	0	0	0	0	0	0	0	0	0	0	500,000	529,495	0	0	0	0	0	0	500,000	529,495
6.00%, 07/01/2016	0	0	0	0	0	0	0	0	915,000	984,879	0	0	0	0	0	0	0	0	915,000	984,879
6.00%, 07/01/2017	0	0	0	0	0	0	0	0	830,000	891,428	0	0	0	0	0	0	0	0	830,000	891,428
6.00%, 07/01/2020	0	0	0	0	0	0	0	0	1,485,000	1,592,811	0	0	0	0	0	0	0	0	1,485,000	1,592,811
Carroll Hosp. Ctr., 5.00%, 07/01/2036	0	0	0	0	0	0	0	0	0	0	1,250,000	1,262,675	0	0	0	0	0	0	1,250,000	1,262,675
Catholic Hlth. Initiatives, 6.00%, 12/01/2013	0	0	0	0	0	0	0	0	1,200,000	1,269,348	0	0	0	0	0	0	0	0	1,200,000	1,269,348
Lifebridge Hlth., Ser. A, 5.25%, 07/01/2020	0	0	0	0	0	0	0	0	1,000,000	1,046,260	0	0	0	0	0	0	0	0	1,000,000	1,046,260
Peninsula Regl. Med. Ctr., 5.00%, 07/01/2020	0	0	0	0	0	0	0	0	1,700,000	1,761,455	0	0	0	0	0	0	0	0	1,700,000	1,761,455
Union Hosp. of Cecil Cnty.:
4.80%, 07/01/2011	0	0	0	0	0	0	0	0	330,000	334,755	0	0	0	0	0	0	0	0	330,000	334,755
5.00%, 07/01/2035	0	0	0	0	0	0	1,425,000	1,447,672	0	0	0	0	0	0	0	0	0	0	1,425,000	1,447,672
5.00%, 07/01/2040	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,400,000	2,431,752	2,400,000	2,431,752
5.50%, 07/01/2022	0	0	0	0	0	0	0	0	350,000	367,514	0	0	0	0	0	0	0	0	350,000	367,514
5.75%, 07/01/2020	0	0	0	0	0	0	0	0	500,000	532,300	0	0	0	0	0	0	0	0	500,000	532,300
Univ. of Maryland Med. Sys. Proj.:
5.75%, 07/01/2017	0	0	0	0	0	0	0	0	1,300,000	1,380,938	0	0	0	0	0	0	0	0	1,300,000	1,380,938
5.75%, 07/01/2021	0	0	0	0	0	0	0	0	1,000,000	1,053,350	0	0	0	0	0	0	0	0	1,000,000	1,053,350
6.625%, 07/01/2020	0	0	0	0	0	0	0	0	1,000,000	1,089,110	0	0	0	0	0	0	0	0	1,000,000	1,089,110
Ser. A, 5.00%, 07/01/2041	1,000,000	1,013,070	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,013,070
Medical Univ. of South Carolina Hosp. Auth. RRB, Hosp. Facs., Ser. A:
5.25%, 08/15/2021, (Insd. by FHA & MBIA)	2,625,000	2,786,280	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,122,880	0	0	4,625,000	4,909,160
5.25%, 08/15/2022, (Insd. by FHA & MBIA)	6,030,000	6,388,966	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	6,030,000	6,388,966
5.25%, 02/15/2024, (Insd. by FHA & MBIA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,915,000	3,082,991	0	0	2,915,000	3,082,991
5.25%, 08/15/2024, (Insd. by FHA & MBIA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,915,000	6,255,881	0	0	5,915,000	6,255,881
Mississippi Hosp. Equipment & Facs. Auth RRB, Baptist Mem. Hlth. Care, Ser. B-1, 5.00%, 09/01/2024	1,000,000	1,019,410	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,019,410
Monroe Cnty., PA Hosp. Auth. RB, Pocono Med. Ctr., 6.00%, 01/01/2043	1,000,000	1,069,160	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,069,160
Montgomery, AL Med. Clinic Board of Hlth. Care Facs. RB, Jackson Hosp. & Clinic:
5.25%, 03/01/2031	0	0	2,000,000	2,036,340	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,036,340
5.25%, 03/01/2036	0	0	1,000,000	1,018,170	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,018,170

	Evergreen Municipal Bond Fund		Evergreen Alabama Municipal Bond Fund		Evergreen Connecticut Municipal Bond Fund		Evergreen Georgia Municipal Bond Fund		Evergreen Maryland Municipal Bond Fund		Evergreen New Jersey Municipal Bond Fund		Evergreen New York Municipal Bond Fund		Evergreen South Carolina Municipal Bond Fund		Evergreen Virginia Municipal Bond Fund		Evergreen Municipal Bond Fund Pro Forma

	Principal		Principal		Principal		Principal		Principal		Principal		Principal		Principal		Principal		Principal
	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value

Montgomery Cnty., OH Hosp. RRB, Kettering Med. Ctr., 6.25%, 04/01/2020, (Insd. by MBIA)	2,500,000	2,968,250	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,500,000	2,968,250
New Jersey Hlth. Care Facs. Fin. Auth. RB:
Atlantic Hlth. Sys. Hosp. Corp., Ser. A, 6.00%, 07/01/2011, (Insd. by AMBAC)	0	0	0	0	0	0	0	0	0	0	1,345,000	1,451,672	0	0	0	0	0	0	1,345,000	1,451,672
Atlantic City Med. Ctr., Ser. B, 6.00%, 07/01/2012	0	0	0	0	0	0	0	0	0	0	3,000,000	3,207,240	0	0	0	0	0	0	3,000,000	3,207,240
Burdette Tomlin Mem. Hosp., 5.60%, 07/01/2019	0	0	0	0	0	0	0	0	0	0	3,825,000	3,950,957	0	0	0	0	0	0	3,825,000	3,950,957
Jersey City Med. Ctr., 4.80%, 08/01/2021, (Insd. by AMBAC & FHA)	0	0	0	0	0	0	0	0	0	0	920,000	925,778	0	0	0	0	0	0	920,000	925,778
Meridian Hlth. Sys. Obl. Group:
5.50%, 07/01/2010, (Insd. by FSA)	0	0	0	0	0	0	0	0	0	0	3,750,000	3,908,775	0	0	0	0	0	0	3,750,0 00	3,908,775
5.625%, 07/01/2011, (Insd. by FSA)	0	0	0	0	0	0	0	0	0	0	6,235,000	6,517,009	0	0	0	0	0	0	6,235,000	6,517,009
St. Joseph's Hosp. & Med. Ctr., 5.70%, 07/01/2011	0	0	0	0	0	0	0	0	0	0	1,000,000	1,017,700	0	0	0	0	0	0	1,000,000	1,017,700
New York Dorm. Auth. RB, Queens Med. Ctr., 4.05%, 08/15/2014	0	0	0	0	0	0	0	0	0	0	0	0	1,135,000	1,134,807	0	0	0	0	1,135,000	1,134,807
Newberry Cnty., SC Spl. Source RRB, Newberry Cnty. Mem. Hosp., 5.25%, 12/01/2029	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,265,000	1,336,890	0	0	1,265,000	1,336,890
North Carolina Med. Care Cmnty. Hlth. Care Facs. RRB, Ser. B, 5.00%, 10/01/2015	0	0	0	0	0	0	0	0	0	0	0	0	0	0	620,000	630,397	0	0	620,000	630,397
Orange Cnty., FL Hlth. Facs. Auth. RB:
Orlando Regl. Hlth. Care Sys., Ser. B, 5.125%, 11/15/2039	5,000,000	5,095,150	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,000,000	5,095,150
Ser. 3, 5.50%, 10/01/2008	5,785,000	5,906,601	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,785,000	5,906,601
Orange Cnty., FL Hlth. Facs. Auth. RRB:
Lakeside Alternatives, Inc., 6.50%, 07/01/2013	2,705,000	2,838,194	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,705,000	2,838,194
Orlando Regl. Hlth. Care Sys., Ser. D, 5.75%, 10/01/2012, (Insd. by MBIA)	8,010,000	8,389,994	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	8,010,000	8,389,994
Ser. C, 6.25%, 10/01/2016, (Insd. by MBIA)	2,015,000	2,324,000	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,015,000	2,324,000
Pell City, AL Spl. Care Facs. Fin. Auth. RB, Noland Hlth. Svcs., Inc., Ser. A, 5.25%, 12/01/2027	0	0	2,000,000	2,035,560	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,035,560
Pennsylvania Higher Edl. Facs. Auth. RB, Univ. of Pennsylvania Med. Ctr. Hlth. Sys., Ser. A, 6.00%, 01/15/2022	0	0	0	0	0	0	0	0	2,000,000	2,146,660	2,900,000	3,112,657	0	0	0	0	0	0	4,900,000	5,259,317
Pulaski Cnty., AR Hosp. RB, Arkansas Childrens Hosp. Proj., 5.00%, 03/01/2035, (Insd. by AMBAC)	1,000,000	1,037,640	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,037,640
Quincy, IL RB, Blessing Hosp. Proj., 6.00%, 11/15/2018	4,950,000	4,950,841	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	4,950,000	4,950,841
Reno, NV Hlth. Facs. RRB, Catholic Healthcare West, Ser. A, 5.25%, 07/01/2031	10,000,000	10,356,000	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	10,000,000	10,356,000
Roanoke, VA IDA Hosp. RB, Carilion Hlth. Sys., Ser. A:
5.50%, 07/01/2017	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,445,000	3,652,802	3,445,000	3,652,802
5.50%, 07/01/2018	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,670,000	3,888,805	3,670,000	3,888,805
Salina, KS Hosp. RRB, Salina Regl. Hlth. Proj., 5.00%, 10/01/2036	825,000	833,159	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	825,000	833,159
South Carolina Jobs EDA Hosp. Facs. RB:
Anderson Area Med. Ctr.:
5.50%, 02/01/2011, (Insd. by FSA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	265,000	274,596	0	0	265,000	274,596
5.625%, 02/01/2010, (Insd. by FSA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,050,000	1,090,121	0	0	1,050,000	1,090,121
Georgetown Mem. Hosp., 6.00%, 11/01/2014	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,600,000	1,686,352	0	0	1,600,000	1,686,352
Palmetto Hlth. Proj., Ser. C, 7.00%, 08/01/2030	825,000	955,845	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	825,000	955,845
Spartanburg Cnty., SC Hlth. Svcs. Dist. RRB:
5.00%, 04/15/2011, (Insd. by AMBAC)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,595,000	2,597,076	0	0	2,595,000	2,597,076
5.50%, 04/15/2015, (Insd. by AMBAC)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,000,000	3,003,270	0	0	3,000,000	3,003,270
5.50%, 04/15/2015, (Insd. by FSA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,035,000	1,100,888	0	0	1,035,000	1,100,888
5.50%, 04/15/2017, (Insd. by FSA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	500,000	530,695	0	0	500,000	530,695
St. Paul, MN Hsg. & Redev. Auth. Hosp. RB, HealthEast Hosp. Proj.:
6.00%, 11/15/2025	0	0	0	0	500,000	544,545	0	0	0	0	0	0	0	0	0	0	0	0	500,000	544,545
6.00%, 11/15/2030	3,980,000	4,346,200	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,500,000	1,638,015	5,480,000	5,984,215
6.00%, 11/15/2035	5,000,000	5,441,850	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,000,000	5,441,850
Steubenville, OH Hosp. Facs. RRB, Trinity Hlth., 6.50%, 10/01/2030	1,750,000	1,868,248	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,750,000	1,868,248
Tarrant Cnty., TX Cultural Ed. Facs. Fin. Corp. RRB, Texas Hlth. Resources, Ser. A:
5.00%, 02/15/2021	5,000,000	5,186,550	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,000,000	5,186,550
5.00%, 02/15/2023	10,000,000	10,301,700	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	10,000,000	10,301,700
University of Alabama RB, Univ. Hosp., Ser. A, 5.40%, 09/01/2013, (Insd. by MBIA)	0	0	1,000,000	1,056,010	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,056,010
Valdosta & Lowndes Cnty., GA Hosp. Auth. RB, South Georgia Med. Ctr. Proj.:
5.00%, 10/01/2022	0	0	0	0	0	0	1,740,000	1,796,619	0	0	0	0	0	0	0	0	0	0	1,740,000	1,796,619
5.00%, 10/01/2026	0	0	0	0	0	0	1,000,000	1,028,400	0	0	0	0	0	0	0	0	0	0	1,000,000	1,028,400
Virginia Beach, VA IDA RRB, Sentara Hlth. Sys., 5.25%, 11/01/2015	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,250,000	1,281,350	1,250,000	1,281,350
Ward Cnty., ND Hlth. Care Facs. RB, Trinity Obligated Group, 5.125%, 07/01/2029	3,200,000	3,252,128	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,200,000	3,252,128
Washington Cnty., PA Hosp. Auth. RB, Monongahela Valley Hosp. Proj., 6.25%, 06/01/2022	750,000	811,388	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	750,000	811,388
Wichita, KS Hosp. Facs. Impt. RRB, Ser. 11, 6.75%, 11/15/2019	5,000,000	5,332,300	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,000,000	5,332,300
Wisconsin Hlth. & Edl. Facs. Auth. RB, Fort Healthcare, Inc. Proj., 6.10%, 05/01/2034	3,815,000	4,189,404	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,815,000	4,189,404

		234,001,089		14,029,379		7,858,075		20,086,933		15,995,493		38,791,583		1,134,807		45,049,085		17,429,328		394,375,772

HOUSING 6.9%
Alabama Hsg. Fin. Auth. SFHRB, Ser. C, 4.375%, 10/01/2022	0	0	1,000,000	994,970	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	994,970
Atlanta, GA Dev. Auth. Student Hsg. Facs. RB, Georgia State Univ., Piedmont Ellis, LLC Proj., Ser. A, 5.00%, 09/01/2035, (Insd. by XL Capital, Ltd.	0	0	0	0	0	0	11,000,000	11,444,070	0	0	0	0	0	0	0	0	0	0	11,000,000	11,444,070
Atlanta, GA Urban Residential Fin. Auth SFHRB, Ser. A, 4.50%, 12/01/2032	0	0	0	0	0	0	1,883,000	1,872,248	0	0	0	0	0	0	0	0	0	0	1,883,000	1,872,248
Arlington Cnty., VA IDA MHRB, Patrick Henry Apts. Proj., 6.05%, 11/01/2032, (Insd. by FNMA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,865,000	1,947,675	1,865,000	1,947,675
Aurora, CO Hsg. Auth. MHRB, 6th Ave. Proj., Ser. A, 5.70%, 12/01/2018, (LOC: U.S. Bancorp)	2,800,000	2,897,804	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,800,000	2,897,804
Battery Park, NY City Auth. RRB, Ser. A, 5.25%, 11/01/2020	0	0	0	0	0	0	0	0	0	0	0	0	1,500,000	1,606,020	0	0	0	0	1,500,000	1,606,020
California Hsg. Fin. Agcy. SFHRB, Ser. D:
4.40%, 02/01/2018, (Insd. by FGIC)	2,300,000	2,297,355	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,300,000	2,297,355
4.40%, 08/01/2018, (Insd. by FGIC)	3,310,000	3,302,023	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,310,000	3,302,023
Chicago Heights, IL Residential Mtge. SFHRB, 0.00%, 06/01/2009 ¤	30,000	25,982	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	30,000	25,982
Chicago, IL SFHRB, Ser. B, 6.95%, 09/01/2028, (Insd. by FHLMC, FNMA & GNMA)	55,000	56,328	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	55,000	56,328
Colorado HFA SFHRB:
Sr. Ser. A-1, 7.40%, 11/01/2027	15,000	15,214	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	15,000	15,214
Sr. Ser. D-2, 6.90%, 04/01/2029	515,000	532,386	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	515,000	532,386
Connecticut HFA RB:
Group Home Mtge., Ser. 5, 5.70%, 06/15/2020, (Insd. by AMBAC)	0	0	0	0	315,000	331,361	0	0	0	0	0	0	0	0	0	0	0	0	315,000	331,361
Mtge. Fin. Program:
Ser. D-1, 5.75%, 11/15/2017	0	0	0	0	550,000	568,749	0	0	0	0	0	0	0	0	0	0	0	0	550,000	568,749
Ser. E-2, 4.75%, 11/15/2018	0	0	0	0	2,000,000	2,018,760	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,018,760
Ser. F-1, 5.05%, 11/15/2021	0	0	0	0	995,000	1,013,000	0	0	0	0	0	0	0	0	0	0	0	0	995,000	1,013,000
Ser. G-2, 4.55%, 11/15/2018	0	0	0	0	500,000	500,085	0	0	0	0	0	0	0	0	0	0	0	0	500,000	500,085
Spl. Needs Mtge., Ser. 2, 5.25%, 06/15/2022	0	0	0	0	2,000,000	2,089,260	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,089,260
Delaware Hsg. Auth. SFHRB, Ser. A, 6.70%, 01/01/2033	1,525,000	1,538,969	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,525,000	1,538,969
Fairfax Cnty., VA Redev. & Hsg. Auth. RB, Hsg. for the Elderly, 6.00%, 09/01/2016, (Insd. by FHA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	500,000	509,265	500,000	509,265
Florida Hsg. Fin. Corp. SFHRB, Ser. 4, 5.85%, 07/01/2031, (Insd. by FSA)	440,000	443,406	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	440,000	443,406

		Evergreen Municipal Bond Fund		Evergreen Alabama Municipal Bond Fund		Evergreen Connecticut Municipal Bond Fund		Evergreen Georgia Municipal Bond Fund		Evergreen Maryland Municipal Bond Fund		Evergreen New Jersey Municipal Bond Fund		Evergreen New York Municipal Bond Fund		Evergreen South Carolina Municipal Bond Fund		Evergreen Virginia Municipal Bond Fund		Evergreen Municipal Bond Fund Pro Forma

		Principal		Principal		Principal		Principal		Principal		Principal		Principal		Principal		Principal		Principal
		Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value

General Motors Acceptance Corp. Muni. Mtge. Trust:
Ser. A-2, 4.80%, 10/31/2040 144A		3,500,000	3,511,445	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,500,000	3,511,445
Ser. C-1, 5.70%, 10/31/2040 144A		3,000,000	3,055,650	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,000,000	3,055,650
Georgia HFA SFHRB:
Ser. A, 4.75%, 12/01/2027		0	0	0	0	0	0	2,480,000	2,448,008	0	0	0	0	0	0	0	0	0	0	2,480,000	2,448,008
Sub. Ser. A-2, 5.45%, 12/01/2022		0	0	0	0	0	0	5,450,000	5,575,459	0	0	0	0	0	0	0	0	0	0	5,450,000	5,575,459
Sub. Ser. B-2, 5.35%, 12/01/2022		0	0	0	0	0	0	2,085,000	2,139,231	0	0	0	0	0	0	0	0	0	0	2,085,000	2,139,231
Sub. Ser. C-2, 4.45%, 12/01/2021		0	0	0	0	0	0	5,700,000	5,536,239	0	0	0	0	0	0	0	0	0	0	5,700,000	5,536,239
Sub. Ser. D-2, 5.50%, 06/01/2017		0	0	0	0	0	0	715,000	734,427	0	0	0	0	0	0	0	0	0	0	715,000	734,427
Sub. Ser. D-4, 5.65%, 06/01/2021		740,000	746,586	0	0	0	0	595,000	600,295	0	0	0	0	0	0	0	0	0	0	1,335,000	1,346,881
Harrisonburg, VA Redev. & Hsg. Auth. MHRB, Greens of Salem Run Proj., 6.20%, 04/01/2017, (LOC: PNC Finl. Svcs. Group, Inc. & Insd. by FSA)		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	500,000	510,345	500,000	510,345
Heart of Texas Hsg. Fin. Corp. SFHRB, Ser. A, 4.50%, 05/01/2040, (Insd. by FHLMC, FNMA & GNMA)		2,999,693	3,098,773	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,999,693	3,098,773
Hillsborough Cnty., FL HFA SFHRB, Ser. A, 6.625%, 10/01/2029, (Insd. by GNMA)		665,000	668,804	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	665,000	668,804
Howard Cnty., MD MHRRB, Chase Glen Proj., 4.90%, 07/01/2024		0	0	0	0	0	0	0	0	1,000,000	1,009,350	0	0	0	0	0	0	0	0	1,000,000	1,009,350
Idaho HFA SFHRB, Sr. Ser. D, 6.30%, 07/01/2025		825,000	849,643	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	825,000	849,643
Illinois Fin. Auth. MHRB, Covered Bridges Apts. Proj., 4.875%, 06/01/2039, (Insd. by FNMA)		3,000,000	2,950,710	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,000,000	2,950,710
Indiana HFA SFHRB, Ser. A-2, 5.15%, 07/01/2017, (Insd. by FNMA & GNMA)		1,415,000	1,442,423	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,415,000	1,442,423
Maine Hsg. Auth. Mtge. Purchase SFHRB, Ser. D-2, 5.80%, 11/15/2016		1,620,000	1,620,227	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,620,000	1,620,227
Maryland CDA Dept. of Hsg. & Cmnty. Dev. RB, Ser. A:
5.50%, 07/01/2022		0	0	0	0	0	0	0	0	1,000,000	1,032,110	0	0	0	0	0	0	0	0	1,000,000	1,032,110
5.875%, 07/01/2021		0	0	0	0	0	0	0	0	500,000	511,245	0	0	0	0	0	0	0	0	500,000	511,245
Maryland Cmnty. Dev. Admin. SFHRB, Dept. of Hsg. & Cmnty. Dev.:
Ser. A, 4.55%, 09/01/2022		6,000,000	5,896,020	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	6,000,000	5,896,020
Ser. P:
4.20%, 09/01/2015		1,700,000	1,685,873	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,700,000	1,685,873
4.30%, 09/01/2017		1,990,000	1,968,747	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,990,000	1,968,747
4.45%, 09/01/2021		2,500,000	2,433,925	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,500,000	2,433,925
Massachusetts Hsg. Fin. Agcy. MHRB, Ser. F, 5.125%, 12/01/2034		100,000	101,125	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	100,000	101,125
Massachusetts Hsg. Fin. Agcy. SFHRB, Ser. 52, 6.00%, 06/01/2014, (Insd. by MBIA)		85,000	85,645	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	85,000	85,645
Minnesota Hsg. Fin. Agcy. SFHRB, 6.00%, 07/01/2022		2,725,000	2,746,037	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,725,000	2,746,037
Mississippi Home Corp. SFHRB:
Ser. B, 6.20%, 06/01/2030, (Insd. by FNMA & GNMA)		790,000	796,683	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	790,000	796,683
Ser. B-2, 4.375%, 12/01/2018, (Insd. by FHLMC, FNMA & GNMA)		5,000,000	4,927,600	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,000,000	4,927,600
Missouri Hsg. Dev. Commission Mtge. SFHRB:
Ser. A-2, 6.30%, 03/01/2030, (Insd. by GNMA)		20,000	20,479	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	20,000	20,479
Ser. B:
6.25%, 09/01/2015, (Insd. by FNMA & GNMA)		50,000	50,437	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	50,000	50,437
6.45%, 09/01/2027, (Insd. by FNMA & GNMA)		240,000	242,326	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	240,000	242,326
Montgomery Cnty., MD Hsg. Opportunities MHRB:
Aston Woods Apts., Ser. A, 4.90%, 05/15/2031, (Insd. by FNMA)		0	0	0	0	0	0	0	0	1,050,000	1,074,192	0	0	0	0	0	0	0	0	1,050,000	1,074,192
Cmnty. Hsg., Ser. A:
5.10%, 11/01/2015		0	0	0	0	0	0	0	0	250,000	259,027	0	0	0	0	0	0	0	0	250,000	259,027
5.35%, 07/01/2021		0	0	0	0	0	0	0	0	500,000	511,555	0	0	0	0	0	0	0	0	500,000	511,555
New Hampshire HFA MHRB, Ser. I, 5.50%, 07/01/2017, (Liq.: Merrill Lynch & Co., Inc.)		5,940,000	6,170,650	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,940,000	6,170,650
New Jersey Hsg. & Mtge. Fin. Agcy. MHRB:
Ser. A, 5.40%, 11/01/2017, (Insd. by AMBAC)		0	0	0	0	0	0	0	0	0	0	2,000,000	2,040,080	0	0	0	0	0	0	2,000,000	2,040,080
Ser. B, 6.05%, 11/01/2017, (Insd. by FSA)		0	0	0	0	0	0	0	0	0	0	815,000	848,358	0	0	0	0	0	0	815,000	848,358
Ser. E-1	:
5.35%, 11/01/2013, (Insd. by FSA)		0	0	0	0	0	0	0	0	0	0	2,885,000	2,943,537	0	0	0	0	0	0	2,885,000	2,943,537
5.45%, 11/01/2014, (Insd. by FSA)		0	0	0	0	0	0	0	0	0	0	960,000	981,657	0	0	0	0	0	0	960,000	981,657
5.70%, 05/01/2020, (Insd. by FSA)		0	0	0	0	0	0	0	0	0	0	220,000	228,129	0	0	0	0	0	0	220,000	228,129
Ser. E-2, 5.70%, 11/01/2020, (Insd. by FSA)		0	0	0	0	0	0	0	0	0	0	340,000	352,563	0	0	0	0	0	0	340,000	352,563
Ser. F, 5.05%, 11/01/2013, (Insd. by FSA)		0	0	0	0	0	0	0	0	0	0	1,575,000	1,621,305	0	0	0	0	0	0	1,575,000	1,621,305
New Jersey Hsg. & Mtge. Fin. Agcy. SFHRB:
Ser. S, 4.05%, 10/01/2017		1,045,000	1,034,080	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,045,000	1,034,080
Ser. T:
4.55%, 10/01/2022		7,000,000	6,878,270	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	7,000,000	6,878,270
4.625%, 10/01/2027		0	0	0	0	0	0	0	0	0	0	5,000,000	4,877,400	0	0	0	0	0	0	5,000,000	4,877,400
4.70%, 10/01/2037		0	0	0	0	0	0	0	0	0	0	2,000,000	1,936,420	0	0	0	0	0	0	2,000,000	1,936,420
5.25%, 10/01/2037		0	0	0	0	0	0	0	0	0	0	2,500,000	2,606,725	0	0	0	0	0	0	2,500,000	2,606,725
New York Dorm. Auth. RB:
Peekskill City Sch. Dist., 4.50%, 10/01/2020		0	0	0	0	0	0	0	0	0	0	0	0	500,000	508,670	0	0	0	0	500,000	508,670
Univ. Dorm. Facs.:
5.00%, 07/01/2019, (Insd. by MBIA)		0	0	0	0	0	0	0	0	0	0	0	0	960,000	1,015,181	0	0	0	0	960,000	1,015,181
Ser. A, 5.00%, 07/01/2019, (Insd. by MBIA)		0	0	0	0	0	0	0	0	0	0	0	0	1,635,000	1,734,163	0	0	0	0	1,635,000	1,734,163
Ser. C, 5.00%, 07/01/2020, (Insd. by MBIA)		0	0	0	0	0	0	0	0	0	0	0	0	1,725,000	1,824,756	0	0	0	0	1,725,000	1,824,756
New York Mtge. Agcy. SFHRB, Ser. 102, 4.70%, 10/01/2016		0	0	0	0	0	0	0	0	0	0	0	0	350,000	358,089	0	0	0	0	350,000	358,089
North Carolina Hsg. Fin. Agcy. Homeownership SFHRB:
Ser. 28-A, 4.65%, 07/01/2023		3,500,000	3,460,800	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,500,000	3,460,800
Ser. 29-A, 4.35%, 07/01/2017 #		1,000,000	992,710	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	992,710
North Charleston, SC Hsg. Auth. MHRB, Horizon Vlg., Ser. A, 5.00%, 02/20/2038		0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,535,000	1,522,966	0	0	1,535,000	1,522,966
Ohio Hsg. Fin. Agcy. MHRB, Uptown Towers Apts., Ser. F, 4.75%, 10/20/2015, (Insd. by GNMA)		545,000	553,262	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	545,000	553,262
Pinellas Cnty., FL HFA SFHRB, Multi-Cnty. Program, Ser. A-1, 5.95%, 03/01/2030, (Insd. by FNMA & GNMA)		865,000	871,470	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	865,000	871,470
Prince William Cnty., VA IDA RB, Melrose Apts. Proj.:
Ser. A, 5.25%, 07/01/2018		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,016,260	1,000,000	1,016,260
Ser. C, 7.00%, 07/01/2029		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,530,000	1,582,051	1,530,000	1,582,051
Richmond Cnty., GA Dev. Auth. Student Hsg. Facs. RB, Augusta State Univ. Jaguar Student Hsg., LLC Proj., Ser. A:
5.25%, 02/01/2035		0	0	0	0	0	0	2,000,000	2,078,440	0	0	0	0	0	0	0	0	0	0	2,000,000	2,078,440
5.375%, 02/01/2025		0	0	0	0	0	0	3,870,000	4,072,014	0	0	0	0	0	0	0	0	0	0	3,870,000	4,072,014
Rock Hill, SC Hsg. Dev. Corp. MHRRB, 7.50%, 07/01/2010		0	0	0	0	0	0	0	0	0	0	0	0	0	0	50,000	50,000	0	0	50,000	50,000
South Carolina Hsg. Fin. & Dev. Auth. MHRRB:
Ser. A:
5.95%, 07/01/2029, (Insd. by FHA)		0	0	0	0	0	0	0	0	0	0	0	0	0	0	250,000	254,340	0	0	250,000	254,340
6.35%, 07/01/2025, (Insd. by FHA)		0	0	0	0	0	0	0	0	0	0	0	0	0	0	200,000	201,234	0	0	200,000	201,234
6.55%, 07/01/2015		0	0	0	0	0	0	0	0	0	0	0	0	0	0	15,000	15,015	0	0	15,000	15,015
Ser. B-1, 5.75%, 07/01/2015, (Insd. by FSA)		0	0	0	0	0	0	0	0	0	0	0	0	0	0	795,000	805,526	0	0	795,000	805,526
South Carolina Hsg. Fin. & Dev. Auth. RB, Ser. A-2, 6.35%, 07/01/2019, (Insd. by FSA)		1,050,000	1,083,631	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,050,000	1,083,631
South Carolina Hsg. Fin. & Dev. Auth. SFHRRB, 5.50%, 07/01/2025		0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,095,690	0	0	1,000,000	1,095,690
Suffolk, VA Redev. & Hsg. Auth. MHRB, Hope Vlg. Apts. Proj., 5.10%, 02/01/2014, (Insd. by FNMA)		970,000	1,002,640	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	970,000	1,002,640
Tennessee HDA RB, Homeownership Program:
4.70%, 07/01/2015, (Liq.: UBS Painewebber, Inc.)		1,215,000	1,214,903	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,215,000	1,214,903
5.00%, 07/01/2034		3,790,000	3,834,381	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,790,000	3,834,381
Utah HFA SFHRB, Ser. C-2, 5.75%, 07/01/2021, (Insd. by FHA)		75,000	75,965	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	75,000	75,965
Virginia HDA MHRB:
Ser. H, 5.55%, 05/01/2015		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,022,310	1,000,000	1,022,310
Ser. I, 5.45%, 05/01/2018		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	500,000	513,010	500,000	513,010
Ser. O, 6.05%, 11/01/2017		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	500,000	509,245	500,000	509,245
Virginia HDA RB, Rental Hsg., Ser. D:
4.375%, 07/01/2018		3,025,000	3,001,314	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,025,000	3,001,314
4.50%, 07/01/2023		5,525,000	5,394,941	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,525,000	5,394,941
Wyoming CDA Hsg. RB, Ser. 3, 4.80%, 06/01/2016		575,000	578,324	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	575,000	578,324

			86,155,966		994,970		6,521,215		36,500,431		4,397,479		18,436,174		7,046,879		3,944,771		7,610,161		171,608,046

			Evergreen Alabama Municipal Bond Fund		Evergreen Connecticut Municipal Bond Fund		Evergreen Georgia Municipal Bond Fund		Evergreen Maryland Municipal Bond Fund		Evergreen New Jersey Municipal Bond Fund		Evergreen New York Municipal Bond Fund		Evergreen South Carolina Municipal Bond Fund		Evergreen Virginia Municipal Bond Fund		Evergreen Municipal Bond Fund Pro Forma
	Evergreen Municipal Bond Fund

	Principal		Principal		Principal		Principal		Principal		Principal		Principal		Principal		Principal		Principal
	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value

INDUSTRIAL DEVELOPMENT REVENUE 5.1%
Alaska Indl. Dev. & Export Auth. RB, Lake Dorothy Hydro-Electric Proj., 5.25%, 12/01/2021, (Insd. by AMBAC)	3,000,000	3,125,460	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,000,000	3,125,460
Alliance Arpt. Auth. of Texas Spl. Facs. RRB, Fedex Corp. Proj., 4.85%, 04/01/2021	1,000,000	1,000,430	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,000,430
Berkeley Cnty., SC PCRRB, South Carolina Generating Co. Proj., 4.875%, 10/01/2014	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,062,040	0	0	2,000,000	2,062,040
Cartersville, GA Dev. Auth. RB, Water & Wastewater Facs., 7.40%, 11/01/2010	0	0	0	0	0	0	1,120,000	1,233,400	0	0	0	0	0	0	0	0	0	0	1,120,000	1,233,400
Charles City Cnty., VA IDA Solid Waste Disposal Facs. RRB, Waste Mgmt. of Virginia, Inc. Proj., 4.875%, 02/01/2009	1,000,000	1,008,130	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,008,130
Chelan Cnty., WA Dev. Corp. PCRRB, Alcoa, Inc. Proj., 5.85%, 12/01/2031	7,500,000	7,609,125	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	7,500,000	7,609,125
Chesterfield Cnty., VA IDA PCRB, Virginia Elec. & Power Co., Ser. B, 5.875%, 06/01/2017	1,500,000	1,606,080	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,500,000	1,606,080
Cobb Cnty., GA Dev. Auth. Solid Waste Disposal RB, Georgia Waste Mgmt. Proj., Ser. A, 5.00%, 04/01/2033	0	0	0	0	0	0	1,000,000	1,004,920	0	0	0	0	0	0	0	0	0	0	1,000,000	1,004,920
Courtland, AL IDA PCRB, Intl. Paper Co. Proj., Ser. A, 5.00%, 06/01/2025	0	0	1,500,000	1,518,735	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,500,000	1,518,735
Darlington Cnty., SC IDRB, Sonoco Products Co. Proj., 6.00%, 04/01/2026	0	0	0	0	0	0	0	0	0	0	0	0	0	0	750,000	758,280	0	0	750,000	758,280
Dickinson Cnty., MI Econ. Dev. Corp. RRB, Intl. Paper Co. Proj., Ser. A, 5.75%, 06/01/2016	4,050,000	4,294,863	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	4,050,000	4,294,863
Eastern Connecticut Resource Recovery Auth. Solid Waste RB, Wheelabrator Lisbon, Inc. Proj., Ser. A:
5.50%, 01/01/2014	7,000,000	7,018,900	0	0	1,000,000	1,002,700	0	0	0	0	0	0	0	0	0	0	0	0	8,000,000	8,021,600
5.50%, 01/01/2015	5,000,000	5,013,500	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,000,000	5,013,500
Erie Cnty., PA IDA Env. Impt. RRB, Intl. Paper Co. Proj., Ser. A, 4.90%, 11/01/2009, (Gtd. by Intl. Paper Co.)	5,000,000	5,057,250	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,000,000	5,057,250
Gaston Cnty., NC Indl. Facs. & Pollution Ctl. Fin. Auth. RB, Natl. Gypsum Co. Proj., 5.75%, 08/01/2035	0	0	0	0	500,000	524,310	0	0	0	0	0	0	0	0	0	0	0	0	500,000	524,310
Georgetown Cnty., SC Env. RB, Intl. Paper Co. Proj., Ser. A, 5.00%, 08/01/2030	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,100,000	2,112,411	0	0	2,100,000	2,112,411
Gulf Coast of Texas IDRB, Cinergy Solutions Proj., FRN, 4.32%, 05/01/2039, (Gtd. by Cinergy Corp.)	15,000,000	15,000,000	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,000,000	3,000,000	18,000,000	18,000,000
Hillsborough Cnty., FL IDA PCRRB, Tampa Elec. Co. Proj., 5.10%, 10/01/2013	4,575,000	4,750,589	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	4,575,000	4,750,589
Indianapolis, IN Arpt. Auth. Spl. Facs. RRB, FedEx Proj., 5.10%, 01/15/2017, (Gtd. by FedEx)	10,000,000	10,435,300	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	10,000,000	10,435,300
Lehigh Cnty., PA IDA PCRRB, PPL Elec. Util. Corp. Proj., 4.75%, 02/15/2027, (Insd. by FGIC)	500,000	507,705	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	500,000	507,705
Louisa, VA IDA Solid Waste & Sewer Disposal RB, Virginia Elec. & Power Co. Proj., FRN, Ser. A:
4.25%, 09/01/2030	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,000,000	5,005,050	5,000,000	5,005,050
4.35%, 03/01/2031	4,000,000	4,014,160	0	0	0	0	0	0	0	0	0	0	0	0	4,000,000	4,014,160	4,000,000	4,014,160	12,000,000	12,042,480
Maryland Econ. Dev. Corp. Solid Waste Disposal RB, Waste Mgmt., Inc. Proj., 4.60%, 04/01/2016	0	0	0	0	0	0	0	0	2,500,000	2,476,425	0	0	0	0	0	0	0	0	2,500,000	2,476,425
Mission, TX Econ. Dev. Corp. Solid Waste Disposal RB, Allied Waste, Inc. Proj., Ser. A, 5.20%, 04/01/2018	0	0	1,000,000	1,004,120	1,000,000	1,004,120	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,008,240
Monroe Cnty., GA PCRB, Oglethorpe Power Corp., Ser. A, 6.75%, 01/01/2010	1,000,000	1,066,310	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,066,310
New Hampshire Business Fin. Auth. PCRRB, Central Maine Power Co., 5.375%, 05/01/2014	1,300,000	1,366,911	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,300,000	1,366,911
Peninsula Port Auth. of Virginia RRB, CSX Trans. Proj., 6.00%, 12/15/2012	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,160,840	2,000,000	2,160,840
Polk Cnty., FL IDA RB, Cargill Fertilizer, Inc. Proj., 5.50%, 11/01/2009	7,300,000	7,499,290	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	7,300,000	7,499,290
Prince George's Cnty., MD PCRRB, Potomac Elec. Proj., 5.75%, 03/15/2010	0	0	0	0	0	0	0	0	1,600,000	1,679,552	0	0	0	0	0	0	0	0	1,600,000	1,679,552
Richland Cnty., SC Env. RRB, Intl. Paper Co. Proj., Ser. A, 6.10%, 04/01/2023	0	0	0	0	0	0	0	0	0	0	0	0	0	0	325,000	350,883	0	0	325,000	350,883
Richmond Cnty., GA Dev. Auth. Env. Impt. RB, Intl. Paper Co. Proj., Ser. A, 5.00%, 08/01/2030	0	0	0	0	0	0	3,000,000	3,012,090	0	0	0	0	0	0	0	0	0	0	3,000,000	3,012,090
Savannah, GA EDA Solid Waste & Sewer Disposal RB, Georgia Waste Mgmt. Proj., Ser. A, 5.50%, 07/01/2016	0	0	0	0	0	0	1,500,000	1,587,825	0	0	0	0	0	0	0	0	0	0	1,500,000	1,587,825
Selma, AL Indl. Dev. Board Env. Impt. RB, Intl. Paper Co. Proj., Ser. B, 6.70%, 03/01/2024	2,000,000	2,121,080	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,121,080
Virgin Islands Pub. Fin. Auth. Refinery Facs. RB, Hovensa Refinery Proj., 4.70%, 07/01/2022	0	0	0	0	1,000,000	996,010	0	0	0	0	0	0	0	0	0	0	2,000,000	1,992,020	3,000,000	2,988,030
Yavapai Cnty., AZ IDA Solid Waste Disposal RB, Waste Mgmt., Inc. Proj., Ser. A-1, 4.90%, 03/01/2028	1,000,000	981,530	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	981,530
York Cnty., VA IDA PCRB, Virginia Elec. & Power Co., 5.50%, 07/01/2009	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,011,130	1,000,000	1,011,130

		83,476,613		2,522,855		3,527,140		6,838,235		4,155,977		0		0		9,297,774		17,183,200		127,001,794

LEASE 2.6%
Berkeley Cnty., SC Sch. Dist. Installment Lease RB, Securing Assets for Ed., 5.25%, 12/01/2024	0	0	0	0	0	0	4,000,000	4,197,320	0	0	0	0	0	0	0	0	0	0	4,000,000	4,197,320
Burlington Cnty., NJ Bridge Commission RB, Gtd. Governmental Leasing Program:
5.25%, 08/15/2020	0	0	0	0	0	0	0	0	0	0	1,000,000	1,064,930	0	0	0	0	0	0	1,000,000	1,064,930
5.25%, 08/15/2021	0	0	0	0	0	0	0	0	0	0	1,500,000	1,597,395	0	0	0	0	0	0	1,500,000	1,597,395
Charlotte, NC Refunding COP, Convention Facs. Proj.:
5.00%, 12/01/2021	2,485,000	2,607,759	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,485,000	2,607,759
5.00%, 12/01/2022	2,610,000	2,733,244	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,610,000	2,733,244
Clayton Cnty., GA Dev. Auth. RB, TUFF, Archives Proj., Ser. A:
5.375%, 07/01/2019, (Insd. by MBIA)	0	0	0	0	0	0	1,170,000	1,242,739	0	0	0	0	0	0	0	0	0	0	1,170,000	1,242,739
5.375%, 07/01/2020, (Insd. by MBIA)	0	0	0	0	0	0	1,285,000	1,364,888	0	0	0	0	0	0	0	0	0	0	1,285,000	1,364,888
College Park, GA Business & IDA RB, Civic Ctr. Proj., 5.75%, 09/01/2020, (Insd. by AMBAC)	0	0	0	0	0	0	1,825,000	1,960,360	0	0	0	0	0	0	0	0	0	0	1,825,000	1,960,360
Collier Cnty., FL Sch. Board Refunding COP, 5.25%, 02/15/2021, (Insd. by FSA)	1,000,000	1,098,640	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,098,640
Coralville, IA COP, Ser. D, 5.25%, 06/01/2026	2,250,000	2,358,473	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,250,000	2,358,473
Essex Cnty., NJ Impt. Auth. Lease RB, Correctional Facs. Proj., 5.75%, 10/01/2012, (Insd. by FGIC)	0	0	0	0	0	0	0	0	0	0	3,090,000	3,274,813	0	0	0	0	0	0	3,090,000	3,274,813
Fairfax Cnty., VA Redev. & Hsg. Auth. Lease RB, James Lee Cmnty. Ctr., 5.25%, 06/01/2019	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,044,660	1,000,000	1,044,660
Fulton Cnty., GA Facs. Corp. COP, Georgia Pub. Purpose Proj., 5.50%, 11/01/2018, (Insd. by AMBAC)	0	0	0	0	0	0	1,000,000	1,057,140	0	0	0	0	0	0	0	0	0	0	1,000,000	1,057,140
Georgia Muni. Assn. COP, City Ct. Atlanta Proj.:
5.50%, 12/01/2016, (Insd. by AMBAC)	0	0	0	0	0	0	2,175,000	2,349,218	0	0	0	0	0	0	0	0	0	0	2,175,000	2,349,218
5.50%, 12/01/2017, (Insd. by AMBAC)	0	0	0	0	0	0	2,220,000	2,381,083	0	0	0	0	0	0	0	0	0	0	2,220,000	2,381,083
5.50%, 12/01/2018, (Insd. by AMBAC)	0	0	0	0	0	0	2,500,000	2,686,575	0	0	0	0	0	0	0	0	0	0	2,500,000	2,686,575
5.50%, 12/01/2019, (Insd. by AMBAC)	0	0	0	0	0	0	2,340,000	2,514,634	0	0	0	0	0	0	0	0	0	0	2,340,000	2,514,634
Howard Cnty., MD COP, Agricultural Land Preservation No. 90-23, Ser. A, 8.00%, 08/15/2020	0	0	0	0	0	0	0	0	308,000	422,924	0	0	0	0	0	0	0	0	308,000	422,924
Indiana Fin. Auth. Hwy. RRB, Ser. A, 4.50%, 12/01/2020	5,000,000	5,057,850	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,000,000	5,057,850
Montgomery Cnty., VA IDA Lease RB:
5.50%, 01/15/2018, (Insd. by AMBAC)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,071,880	1,000,000	1,071,880
5.50%, 01/15/2020, (Insd. by AMBAC)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,120,000	1,200,506	1,120,000	1,200,506
Ser. B, 6.00%, 01/15/2017, (Insd. by AMBAC)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,190,000	2,363,645	2,190,000	2,363,645
Montgomery Cnty., VA IDA Lease RRB:
Ser. A, 5.00%, 03/01/2019, (Insd. by AMBAC)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,145,000	1,207,162	1,145,000	1,207,162
Ser. B, 5.00%, 03/01/2021, (Insd. by AMBAC)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,490,000	1,564,038	1,490,000	1,564,038
New Jersey EDA RB:
5.25%, 11/15/2018	0	0	0	0	0	0	0	0	0	0	1,745,000	1,847,414	0	0	0	0	0	0	1,745,000	1,847,414
Dept. of Human Svcs., Ser. A, 5.70%, 07/01/2012	0	0	0	0	0	0	0	0	0	0	2,160,000	2,284,135	0	0	0	0	0	0	2,160,000	2,284,135
Performing Arts Ctr. Proj., 5.50%, 06/15/2013, (Insd. by AMBAC)	0	0	0	0	0	0	0	0	0	0	500,000	505,660	0	0	0	0	0	0	500,000	505,660
New Kent Cnty., VA EDA Lease RB, Sch. & Govt. Proj., 5.00%, 02/01/2024	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,680,000	6,000,636	5,680,000	6,000,636
Orange Cnty., VA IDA RB, Pub. Facs. Orange Cnty. Proj., 5.375%, 02/01/2017, (Insd. by AMBAC)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,055,000	1,121,613	1,055,000	1,121,613
Pima Cnty., AZ IDA RRB, Lease Obl., Ser. A, 7.25%, 07/15/2010	520,000	534,258	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	520,000	534,258
Prince George's Cnty., MD Lease RB, 5.125%, 06/30/2016	0	0	0	0	0	0	0	0	1,000,000	1,061,850	0	0	0	0	0	0	0	0	1,000,000	1,061,850
Prince William Cnty., VA IDA RRB, American Type Culture Collection Proj.:
5.25%, 02/01/2018	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,175,000	1,287,436	1,175,000	1,287,436
6.00%, 02/01/2014	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	50,000	50,008	50,000	50,008
Virginia Biotechnology Research Park RB:
Biotech Five Proj., Ser. A, 5.25%, 10/01/2014	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,540,000	1,543,065	1,540,000	1,543,065
Consolidated Laboratories Proj., 5.125%, 09/01/2016	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,235,000	1,290,204	1,235,000	1,290,204

		14,390,224		0		0		19,753,957		1,484,774		10,574,347		0		0		19,744,853		65,948,155

			Evergreen Alabama Municipal Bond Fund		Evergreen Connecticut Municipal Bond Fund		Evergreen Georgia Municipal Bond Fund		Evergreen Maryland Municipal Bond Fund		Evergreen New Jersey Municipal Bond Fund		Evergreen New York Municipal Bond Fund		Evergreen South Carolina Municipal Bond Fund		Evergreen Virginia Municipal Bond Fund		Evergreen Municipal Bond Fund Pro Forma
	Evergreen Municipal Bond Fund

	Principal		Principal		Principal		Principal		Principal		Principal		Principal		Principal		Principal		Principal
	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value

MISCELLANEOUS REVENUE 3.7%
Agua Caliente Band Cahuilla Indians of California RB, 6.00%, 07/01/2018	1,000,000	1,067,770	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,067,770
Anne Arundel Cnty., MD Spl. Obl. RB, Arundel Mills Proj., 7.10%, 07/01/2029	0	0	0	0	0	0	0	0	1,000,000	1,082,540	0	0	0	0	0	0	0	0	1,000,000	1,082,540
Bergen Cnty., NJ Impt. Auth. RB, Wyckoff Board of Ed. Proj., 5.25%, 04/01/2020	0	0	0	0	0	0	0	0	0	0	1,770,000	1,908,786	0	0	0	0	0	0	1,770,000	1,908,786
Castle Rock, CO Golf Enterprise RRB, 5.10%, 12/01/2022	1,000,000	1,015,160	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,015,160
Commonwealth of Puerto Rico Infrastructure Funding Auth. RB, Ser. A, 5.50%, 10/01/2032	1,000,000	1,063,780	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,063,780
Commonwealth of Puerto Rico RB, Pub. Bldg. Auth. Govt. Facs., Ser. A, 6.25%, 07/01/2009, (Insd. by AMBAC)	0	0	0	0	0	0	0	0	0	0	250,000	262,403	0	0	0	0	0	0	250,000	262,403
Connecticut Revolving Fund RB, Ser. A, 5.00%, 07/01/2020	0	0	0	0	1,320,000	1,409,298	0	0	0	0	0	0	0	0	0	0	0	0	1,320,000	1,409,298
Florida Board of Ed. Lottery RB, RITES-PA 1398-R, 5.94%, 07/01/2018, (Insd. by AMBAC)	11,575,000	13,150,126	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	11,575,000	13,150,126
Florida Board of Ed. Lottery RRB, Ser. A, 5.00%, 01/01/2017, (Insd. by AMBAC)	8,910,000	9,533,700	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	8,910,000	9,533,700
Garden State, Preservation Trust of New Jersery Open Space & Farmland RB, Ser. A, 5.80%, 11/01/2023, (Insd. by FSA)	1,000,000	1,126,760	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,126,760
Garden State Preservation Trust RB, Ser. A, 5.25%, 11/01/2018	0	0	0	0	0	0	0	0	0	0	4,085,000	4,400,076	0	0	0	0	0	0	4,085,000	4,400,076
Hollywood, FL Cmnty. Redev. Agcy. RB, 5.125%, 03/01/2014	3,935,000	4,063,556	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,935,000	4,063,556
Lee Cnty., FL IDA Hlth. Care Facs. RRB, Alliance Cmnty. Proj., 5.00%, 11/15/2022	4,250,000	4,293,095	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	4,250,000	4,293,095
Los Angeles, CA Harbor Dept. RB:
5.00%, 08/01/2024, (Insd. by MBIA) ‡	3,855,000	4,007,173	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,855,000	4,007,173
5.00%, 08/01/2025, (Insd. by MBIA) ‡	4,050,000	4,209,871	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	4,050,000	4,209,871
5.00%, 08/01/2026, (Insd. by MBIA) ‡	2,260,000	2,349,212	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,260,000	2,349,212
Maryland Energy Fin. Admin. Ltd. Obl. RB, Recycling Office Paper Sys. Proj., Ser. A, 7.50%, 09/01/2015	0	0	0	0	0	0	0	0	1,075,000	1,202,312	0	0	0	0	0	0	0	0	1,075,000	1,202,312
Mashantucket Western Pequot Tribe RB, Ser. A, 5.50%, 09/01/2036 144A	3,500,000	3,657,045	0	0	500,000	522,435	0	0	0	0	0	0	0	0	0	0	0	0	4,000,000	4,179,480
Mediterra South Cmnty. Dev. Dist. of Florida Capital Impt. RB, Ser. A, 6.95%, 05/01/2031	2,715,000	2,817,817	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,715,000	2,817,817
Metropolitan Pier & Expo. Auth. of Illinois Dedicated State Tax RRB, McCormick Proj., 0.00%, 06/15/2029, (Insd. by FGIC) ¤	4,000,000	1,471,280	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	4,000,000	1,471,280
Miami-Dade Cnty., FL Spl. Obl. RB, Sub. Ser. B, 0.00%, 10/01/2035, (Insd. by MBIA) †	1,000,000	942,540	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	942,540
Middlesex Cnty., NJ Impt. Auth. RB, 5.25%, 09/15/2019	0	0	0	0	0	0	0	0	0	0	1,250,000	1,331,750	0	0	0	0	0	0	1,250,000	1,331,750
Montgomery Cnty., AL Pub. Bldg. Auth. RB Warrants, 5.00%, 03/01/2021, (Insd. by MBIA)	0	0	1,050,000	1,103,057	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,050,000	1,103,057
New Jersey Env. Infrastructure Trust RRB, Ser. B, 5.00%, 09/01/2019	0	0	0	0	0	0	0	0	0	0	4,050,000	4,423,774	0	0	0	0	0	0	4,050,000	4,423,774
New York Urban Dev. Corp. RB, Sub-Lien, 5.50%, 07/01/2016	10,000,000	10,157,100	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	10,000,000	10,157,100
New York, NY TFA RB, Future Tax Secd., Ser. B, 5.00%, 05/01/2030	965,000	996,826	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	965,000	996,826
Palm Beach Cnty., FL Criminal Justice Facs. RB, 7.20%, 06/01/2015, (Insd. by FGIC)	3,000,000	3,656,790	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,000,000	3,656,790
Prairie Ctr. Metro. Dist. No. 3 of Colorado GO, Property Tax Supported Primary Impt., Ser. A, 5.40%, 12/15/2031	2,750,000	2,779,755	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,750,000	2,779,755
Puerto Rico Pub. Bldg. Auth. RB, Govt. Facs., Ser. D, 5.25%, 07/01/2027	270,000	280,841	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	270,000	280,841
Red River, TX Ed. Fin. RRB, Hockaday Sch. Proj., 5.00%, 05/15/2025	1,065,000	1,103,862	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,065,000	1,103,862
Superior, WI Ltd. Obl. RRB, Midwest Energy, Ser. E, 6.90%, 08/01/2021, (Insd. by FGIC)	500,000	636,445	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	500,000	636,445
Virgin Islands Pub. Fin. Auth. RB, Ser. A, 5.25%, 10/01/2021	0	0	0	0	250,000	264,143	0	0	0	0	0	0	0	0	0	0	0	0	250,000	264,143

		74,380,504		1,103,057		2,195,876		0		2,284,852		12,326,789		0		0		0		92,291,078

PORT AUTHORITY 1.3%
Delaware River & Bay Auth. RB, Ser. A, 5.70%, 01/01/2019, (Insd. by FGIC)	0	0	0	0	0	0	0	0	0	0	750,000	790,770	0	0	0	0	0	0	750,000	790,770
Delaware River & Bay Auth. RRB, 5.00%, 01/01/2018, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	3,750,000	3,977,963	0	0	0	0	0	0	3,750,000	3,977,963
Delaware River Port Auth. of Pennsylvania & New Jersey RB:
5.40%, 01/01/2015, (Insd. by FGIC)	0	0	0	0	0	0	0	0	0	0	2,500,000	2,522,925	0	0	0	0	0	0	2,500,000	2,522,925
5.40%, 01/01/2016, (Insd. by FGIC)	0	0	0	0	0	0	0	0	0	0	1,000,000	1,009,190	0	0	0	0	0	0	1,000,000	1,009,190
Port Dist. Proj., Ser. A, 5.50%, 01/01/2017	0	0	0	0	0	0	0	0	0	0	4,330,000	4,597,507	0	0	0	0	0	0	4,330,000	4,597,507
Port Auth. of New York & New Jersey RB:
126th Street Proj., 5.50%, 11/15/2013, (Insd. by FGIC) ‡	0	0	0	0	0	0	0	0	0	0	10,000,000	10,731,600	0	0	0	0	0	0	10,000,000	10,731,600
140th Street Proj., 5.00%, 12/01/2034	0	0	0	0	0	0	0	0	0	0	5,000,000	5,246,500	0	0	0	0	0	0	5,000,000	5,246,500
Port Auth. of New York & New Jersey RRB, Ser. 142, 5.00%, 07/15/2021	0	0	0	0	0	0	0	0	0	0	0	0	250,000	263,960	0	0	0	0	250,000	263,960
South Jersey Port Corp. RB, Ser. L, 5.25%, 01/01/2013	0	0	0	0	0	0	0	0	0	0	2,870,000	3,001,044	0	0	0	0	0	0	2,870,000	3,001,044

		0		0		0		0		0		31,877,499		263,960		0		0		32,141,459

POWER 0.3%
Anchorage, AK Elec. Util. RRB, Sr. Lien, 8.00%, 12/01/2010, (Insd. by MBIA)	985,000	1,114,212	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	985,000	1,114,212
Arizona Agriculture Impt. & Power Dist. Elec. Sys. RRB, Salt River Proj., Ser. A, 5.00%, 01/01/2022	1,150,000	1,205,763	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,150,000	1,205,763
Chaska, MN Elec. RRB, Generating Facs., Ser. A, 5.25%, 10/01/2020	1,200,000	1,273,884	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,200,000	1,273,884
Long Island, NY Power Auth. Elec. Sys. RRB:
Ser. A, 5.00%, 12/01/2019, (Insd. by FGIC)	0	0	0	0	0	0	0	0	0	0	0	0	1,500,000	1,596,225	0	0	0	0	1,500,000	1,596,225
Ser. E, 5.00%, 12/01/2022	0	0	0	0	0	0	0	0	0	0	0	0	500,000	527,460	0	0	0	0	500,000	527,460
New York Power Auth. RB, Ser. A, 5.00%, 11/15/2017	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,048,610	0	0	0	0	1,000,000	1,048,610
North Carolina Eastern Muni. Power Sys. Agcy. RRB:
Ser. C, 5.375%, 01/01/2017	1,000,000	1,052,310	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,052,310
Ser. D:
5.125%, 01/01/2023	500,000	516,505	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	500,000	516,505
5.125%, 01/01/2026	450,000	465,080	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	450,000	465,080

		5,627,754		0		0		0		0		0		3,172,295		0		0		8,800,049

PRE -REFUNDED 7.6%
Arlington Cnty., VA IDA Facs. RB, Virginia Hosp. Ctr. Arlington Hlth. Sys.:
5.25%, 07/01/2021	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,655,000	2,809,627	2,655,000	2,809,627
5.50%, 07/01/2015	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	680,000	725,954	680,000	725,954
5.50%, 07/01/2017	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,425,000	1,521,302	1,425,000	1,521,302
5.50%, 07/01/2018	0	0	0	0	0	0	500,000	533,790	0	0	0	0	0	0	0	0	1,000,000	1,067,580	1,500,000	1,601,370
Arlington Cnty., VA IDA MHRB, Woodbury Park Apts., Ser. B, 6.50%, 07/01/2024	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,600,000	1,671,888	1,600,000	1,671,888
Bristol, VA Util. Sys. RRB, 5.75%, 07/15/2016, (Insd. by FSA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,135,060	1,000,000	1,135,060
Calhoun Cnty., SC Solid Waste Disposal Facs. RB, Eastman Kodak Co. Proj., 6.75%, 05/01/2017	0	0	0	0	0	0	0	0	0	0	0	0	0	0	400,000	476,996	0	0	400,000	476,996
Chicago, IL Metro. Water Reclamation Dist. GO, 7.25%, 12/01/2012	1,500,000	1,745,790	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,500,000	1,745,790
Colorado Edl. & Cultural Facs. Auth. RB, Nashville Pub. Radio, 5.875%, 04/01/2022	1,000,000	1,082,970	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,082,970
Colorado Hlth. Facs. Auth. RB, Portercare Adventist Hlth. Sys. Hosp., 6.50%, 11/15/2023	4,000,000	4,448,240	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	4,000,000	4,448,240
Commonwealth of Puerto Rico Pub. Fin. Corp. RB, Ser. A, 5.50%, 08/01/2020, (Insd. by MBIA)	0	0	0	0	0	0	500,000	530,995	0	0	0	0	0	0	0	0	500,000	530,995	1,000,000	1,061,990
Coral Gables, FL Hlth. Facs. Auth. Hosp. RB, Baptist Hlth. South Florida, 5.25%, 08/15/2024	5,000,000	5,397,350	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,000,000	5,397,350
DeKalb Cnty., GA Sch. Dist. GO, Ser. A, 6.25%, 07/01/2011	0	0	0	0	0	0	500,000	544,925	0	0	0	0	0	0	0	0	0	0	500,000	544,925
Florida GO, Broward Cnty. Expressway Proj., 9.875%, 07/01/2009	3,165,000	3,374,048	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,165,000	3,374,048
Fulton Cnty., GA Water & Sewer ETM RRB, 6.375%, 01/01/2014, (Insd. by FGIC)	0	0	0	0	0	0	390,000	430,396	0	0	0	0	0	0	0	0	0	0	390,000	430,396
Greenville Cnty., SC Sch. Dist. Installment Purpose RB, Building Equity Sooner for Tomorrow:
5.875%, 12/01/2016	0	0	0	0	0	0	0	0	0	0	0	0	0	0	9,000,000	9,930,960	0	0	9,000,000	9,930,960
5.875%, 12/01/2017	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,206,880	0	0	2,000,000	2,206,880
5.875%, 12/01/2018	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,103,440	0	0	1,000,000	1,103,440
6.00%, 12/01/2020	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,000,000	5,547,850	0	0	5,000,000	5,547,850
6.00%, 12/01/2021	4,500,000	4,993,065	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,109,571	0	0	5,500,000	6,102,636
Harrison Cnty., MS Wastewater Treatment Mgmt. Dist. RRB, Wastewater Treatment Facs., Ser. A, 8.50%, 02/01/2013, (Insd. by FGIC)	1,000,000	1,225,780	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,225,780
Highlands Cnty., FL Hlth. Facs. Auth. RB, Adventist Hlth. Sys., Ser. D, 5.875%, 11/15/2029	10,000,000	11,051,300	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	10,000,000	11,051,300
Jacksonville, FL Trans. Auth. GO, 9.20%, 01/01/2015	3,580,000	4,484,487	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,580,000	4,484,487
Kern, CA High Sch. Dist. GO, Ser. C, 6.25%, 08/01/2010, (Insd. by MBIA)	545,000	585,630	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	545,000	585,630
Larimer Cnty., CO Sch. Dist. No. 1 GO, 5.50%, 12/15/2023, (Insd. by MBIA)	1,000,000	1,092,150	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,092,150
Lexington, SC Water & Sewer RB, 5.50%, 04/01/2029, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,076,240	0	0	2,000,000	2,076,240

			Evergreen Alabama Municipal Bond Fund		Evergreen Connecticut Municipal Bond Fund		Evergreen Georgia Municipal Bond Fund		Evergreen Maryland Municipal Bond Fund		Evergreen New Jersey Municipal Bond Fund		Evergreen New York Municipal Bond Fund		Evergreen South Carolina Municipal Bond Fund		Evergreen Virginia Municipal Bond Fund		Evergreen Municipal Bond Fund Pro Forma
	Evergreen Municipal Bond Fund

	Principal		Principal		Principal		Principal		Principal		Principal		Principal		Principal		Principal		Principal
	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value

Massachusetts Water Pollution Abatement Trust RB, Ser. 9, 5.25%, 08/01/2028	6,815,000	7,314,608	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	6,815,000	7,314,608
Medical Univ. of South Carolina Hosp. Auth. Facs. RRB, Ser. A, 6.00%, 08/15/2013	0	0	0	0	1,000,000	1,098,500	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,098,500
Medical Univ. of South Carolina Hosp. Auth. RRB, Hosp. Facs., Ser. A:
6.25%, 08/15/2014	2,765,000	3,069,620	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,765,000	3,069,620
6.25%, 08/15/2022	5,000,000	5,550,850	0	0	0	0	0	0	0	0	0	0	0	0	6,500,000	7,216,105	0	0	11,500,000	12,766,955
6.375%, 08/15/2027	3,000,000	3,348,030	0	0	0	0	0	0	0	0	0	0	0	0	1,500,000	1,674,015	1,500,000	1,674,015	6,000,000	6,696,060
6.50%, 08/15/2032	5,000,000	5,609,250	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,000,000	5,609,250
Metropolitan Trans. Auth. RB, New York Svcs. Contract:
Ser. 7, 5.625%, 07/01/2016	11,600,000	11,919,000	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	11,600,000	11,919,000
Ser. 8, 5.375%, 07/01/2021	1,000,000	1,081,410	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,081,410
New Jersey Hlth. Care Facs. Fin. Auth. RB:
Bridgeton Hosp. Assn., Ser. B, 6.00%, 07/01/2013	0	0	0	0	0	0	0	0	0	0	50,000	53,394	0	0	0	0	0	0	50,000	53,394
Burlington Cnty. Mem. Hosp. Proj., 6.00%, 07/01/2012	0	0	0	0	0	0	0	0	0	0	50,000	53,556	0	0	0	0	0	0	50,000	53,556
New Jersey Trans. Corp. COP, Federal Trans. Administration Grants, Ser. A, 5.75%, 09/15/2011, (Insd. by AMBAC)	0	0	0	0	0	0	0	0	0	0	1,150,000	1,197,357	0	0	0	0	0	0	1,150,000	1,197,357
New Jersey Trans. Trust Fund Auth. RRB, Trans. Sys., Ser. B, 6.50%, 06/15/2010, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	375,000	403,571	0	0	0	0	0	0	375,000	403,571
New Jersey Turnpike Auth. RRB:
Ser. A, 5.75%, 01/01/2018, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	2,335,000	2,444,768	0	0	0	0	0	0	2,335,000	2,444,768
Ser. C:
6.50%, 01/01/2016, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	2,515,000	2,877,110	0	0	0	0	0	0	2,515,000	2,877,110
6.50%, 01/01/2016, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	485,000	553,589	0	0	0	0	0	0	485,000	553,589
New York, NY TFA RRB, Future Tax Secd., Ser. B, 5.00%, 05/01/2030	35,000	36,959	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	35,000	36,959
Niagara Falls, NY GO, Pub. Impt. Proj., 7.50%, 03/01/2014, (Insd. by MBIA)	40,000	48,312	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	40,000	48,312
North Carolina Capital Facs. Fin. Agcy. RB, Duke Univ. Proj., Ser. A, 5.125%, 07/01/2042	2,000,000	2,114,860	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,114,860
Orange Cnty., FL Hlth. Facs. Auth. RB, Adventist Hlth. Sys.:
5.25%, 11/15/2018	2,000,000	2,139,560	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,139,560
6.25%, 11/15/2024	4,000,000	4,426,800	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	4,000,000	4,426,800
Palm Beach Cnty., FL Hlth. Facs. Auth. RB, John F. Kennedy Mem. Hosp., Inc. Proj., Ser. C, 9.50%, 08/01/2013	1,785,000	2,085,255	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,785,000	2,085,255
Pasco Cnty., FL Hlth. Facs. Auth. Hosp. RB, Ser. 2, 5.60%, 10/01/2010	5,000,000	5,168,800	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,000,000	5,168,800
Piedmont, SC Muni. Power Agcy. RRB:
5.50%, 01/01/2013, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	695,000	749,564	0	0	695,000	749,564
6.25%, 01/01/2009, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,150,000	1,193,573	0	0	1,150,000	1,193,573
6.75%, 01/01/2019, (Insd. by FGIC)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	290,000	354,870	0	0	290,000	354,870
6.75%, 01/01/2019, (Insd. by FGIC)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	210,000	260,679	0	0	210,000	260,679
Ser. A, 6.50%, 01/01/2014, (Insd. by FGIC)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	290,000	332,671	0	0	290,000	332,671
Pinellas Cnty., FL Hlth. Facs. Auth. RB, Baycare Hlth. Sys. Proj., 5.75%, 11/15/2029	10,000,000	10,930,100	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	10,000,000	10,930,100
Port Everglades, FL Port Impt. RB, 7.125%, 11/01/2016	3,140,000	3,598,660	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,140,000	3,598,660
Puerto Rico Pub. Bldg. Auth. RRB, Govt. Facs., Ser. D, 5.25%, 07/01/2027	730,000	775,019	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	730,000	775,019
Puerto Rico Pub. Fin. Corp. RB, Ser. A, 5.50%, 08/01/2019, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,000,000	3,185,970	0	0	3,000,000	3,185,970
Puerto Rico Tobacco Settlement RB, Children's Trust Fund, 5.75%, 07/01/2020	0	0	0	0	0	0	1,060,000	1,091,016	0	0	0	0	0	0	0	0	0	0	1,060,000	1,091,016
South Carolina Jobs EDA Hosp. Facs. RRB, Palmetto Hlth., Ser. C, 7.00%, 08/01/2030	6,675,000	7,751,410	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	6,675,000	7,751,410
South Miami, FL Hlth. Facs. Auth. Hosp. RB, Baptist Hlth. South Florida Group Proj., 5.75%, 11/15/2033	5,000,000	5,450,000	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,000,000	5,450,000
University of Colorado COP, Master Lease Agreement, Ser. A, 5.00%, 06/01/2033, (Insd. by AMBAC)	1,000,000	1,056,700	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,056,700
Virginia Resource Auth. Infrastructure RB, Loan Bond Program, Ser. A:
5.00%, 05/01/2016, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,290,000	1,341,032	1,290,000	1,341,032
5.50%, 05/01/2016, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	550,000	587,422	550,000	587,422
5.50%, 05/01/2016, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	210,000	224,129	210,000	224,129
5.50%, 05/01/2016, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	520,000	555,381	520,000	555,381
Western Carolina Regl. Sewer Auth., South Carolina RRB, 5.50%, 03/01/2010, (Insd. by FGIC)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,975,000	2,034,684	0	0	1,975,000	2,034,684

		122,956,013		0		1,098,500		3,131,122		0		7,583,345		0		39,454,068		13,844,385		188,067,433

PUBLIC FACILITIES 0.7%
Charleston Cnty., SC COP, Charleston Pub. Facs. Corp., 6.00%, 12/01/2009, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,495,000	3,674,433	0	0	3,495,000	3,674,433
Cobb Cnty., GA Coliseum & Exhibit Hall Auth. RRB, 5.50%, 10/01/2012, (Insd. by MBIA)	0	0	0	0	0	0	1,250,000	1,319,350	0	0	0	0	0	0	0	0	0	0	1,250,000	1,319,350
Fulton Cnty., GA Facs. Corp. COP, Pub. Purpose Proj., 6.00%, 11/01/2014, (Insd. by AMBAC)	2,000,000	2,150,720	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,150,720
King & Queen Cnty., VA IDA RB, King & Queen Courts Complex, Ser. A, 5.625%, 07/15/2017	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,021,700	1,000,000	1,021,700
New Jersey Sports & Expo. Auth. RB, Ser. A:
5.75%, 03/01/2010, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	4,085,000	4,289,781	0	0	0	0	0	0	4,085,000	4,289,781
6.00%, 03/01/2015, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	1,000,000	1,054,940	0	0	0	0	0	0	1,000,000	1,054,940
Southwestern Illinois Dev. Auth. RB, Local Govt. Program, Vlg. of Sauget Proj., 5.625%, 11/01/2026	5,000,000	5,061,700	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,000,000	5,061,700

		7,212,420		0		0		1,319,350		0		5,344,721		0		3,674,433		1,021,700		18,572,624

RESOURCE RECOVERY 0.5%
Amelia Cnty., VA IDA Solid Waste Disposal RRB, Waste Mgmt., Inc. Proj., 4.05%, 04/01/2027, (Gtd. by Waste Mgmt., Inc.)	4,000,000	3,993,320	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	4,000,000	3,993,320
Arlington Cnty., VA IDA RB, Ogden Martin Sys. of Alexandria & Arlington Proj., 5.375%, 01/01/2013, (Insd. by FSA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,810,000	3,889,553	3,810,000	3,889,553
Charleston Cnty., SC Resource Recovery RRB, Foster Wheeler Charleston:
5.15%, 01/01/2009, (Insd. by AMBAC)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,000,000	3,056,940	0	0	3,000,000	3,056,940
5.25%, 01/01/2010, (Insd. by AMBAC)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,500,000	1,546,650	0	0	1,500,000	1,546,650

		3,993,320		0		0		0		0		0		0		4,603,590		3,889,553		12,486,463

SALES TAX 1.6%
Baldwin Cnty., AL Board of Ed. RB Warrants, 5.00%, 06/01/2022, (Insd. by AMBAC)	0	0	1,000,000	1,043,770	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,043,770
Coralville, IA Urban Renewal RB, Ser. C, 5.00%, 06/01/2013	1,000,000	1,030,380	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,030,380
Metropolitan Atlanta Rapid Transit Auth. of Georgia Sales Tax RRB, Ser. P, 6.25%, 07/01/2011, (Insd. by AMBAC)	5,155,000	5,527,449	0	0	0	0	2,000,000	2,144,500	0	0	0	0	0	0	0	0	0	0	7,155,000	7,671,949
Nassau Cnty., NY Interim Fin. Auth. RB, Ser. A, 5.00%, 11/15/2017, (Insd. by AMBAC)	0	0	0	0	0	0	0	0	0	0	0	0	1,425,000	1,510,329	0	0	0	0	1,425,000	1,510,329
Nassau Cnty., NY Interim Fin. Auth. RRB, Ser. B, 5.00%, 11/15/2017, (Insd. by AMBAC)	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,059,880	0	0	0	0	1,000,000	1,059,880
New York, NY TFA RB, Ser. G, 5.00%, 08/01/2018	0	0	0	0	0	0	0	0	0	0	0	0	2,125,000	2,234,076	0	0	0	0	2,125,000	2,234,076
New York, NY TFA RRB, Ser. A-1, 5.00%, 11/01/2020	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,119,660	0	0	0	0	2,000,000	2,119,660
New York Grand Central Dist. Mgmt. Assn. RRB, Business Impt. Proj., 5.00%, 01/01/2018	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,045,560	0	0	0	0	1,000,000	1,045,560
New York Local Govt. Assistance Corp. RB, Ser. C, 5.50%, 04/01/2017	0	0	0	0	0	0	0	0	0	0	0	0	500,000	553,660	0	0	0	0	500,000	553,660
New York Sales Tax Asset Receivable Corp. RRB, Ser. A, 5.00%, 10/15/2020, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	0	0	3,970,000	4,189,978	0	0	0	0	3,970,000	4,189,978
Orange Cnty., FL Sales Tax RRB, Ser. A, 5.125%, 01/01/2021, (Insd. by FGIC)	2,200,000	2,311,430	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,200,000	2,311,430
Regional Trans. Dist. of Colorado Sales Tax RRB, Ser. A, 5.00%, 11/01/2020, (Insd. by AMBAC)	1,000,000	1,059,830	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,059,830
Sales Tax Asset Receivable Corp. of New York RB, Ser. A, 5.00%, 10/15/2032, (Insd. by AMBAC)	1,000,000	1,047,640	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,047,640
Wyandotte Cnty. & Kansas City, KS United Govt. Spl. Obl. RRB, Sales Tax, Second Lien, Area B, 5.00%, 12/01/2020	12,000,000	12,411,360	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	12,000,000	12,411,360

		23,388,089		1,043,770		0		2,144,500		0		0		12,713,143		0		0		39,289,502

	Evergreen Municipal Bond Fund		Evergreen Alabama Municipal Bond Fund		Evergreen Connecticut Municipal Bond Fund		Evergreen Georgia Municipal Bond Fund		Evergreen Maryland Municipal Bond Fund		Evergreen New Jersey Municipal Bond Fund		Evergreen New York Municipal Bond Fund		Evergreen South Carolina Municipal Bond Fund		Evergreen Virginia Municipal Bond Fund		Evergreen Municipal Bond Fund Pro Forma

	Principal		Principal		Principal		Principal		Principal		Principal		Principal		Principal		Principal		Principal
	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value

SOLID WASTE 0.2%
Harrison Cnty., WV Solid Waste Disposal RB, 6.75%, 08/01/2024	2,000,000	2,031,060	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,031,060
North East, MD Waste Disposal Auth. RB, Montgomery Cnty. Resource Recovery Proj., Ser. A, 6.00%, 07/01/2007	0	0	0	0	0	0	0	0	50,000	50,057	0	0	0	0	0	0	0	0	50,000	50,057
Spokane, WA Regl. Solid Waste RRB, 6.50%, 01/01/2011	2,000,000	2,162,520	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,162,520

		4,193,580		0		0		0		50,057		0		0		0		0		4,243,637

SPECIAL TAX 4.0%
Commonwealth of Puerto Rico Infrastructure Fin. Auth. RB, Ser. B, 5.00%, 07/01/2019	0	0	0	0	1,000,000	1,047,160	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,047,160
Commonwealth of Puerto Rico Infrastructure Fin. Auth. Spl. Tax RB, Ser. B, 5.00%, 07/01/2018	0	0	1,000,000	1,050,220	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,050,220
Confluence Metro. Dist. of Colorado Tax Supported RB:
5.40%, 12/01/2027	3,000,000	3,040,800	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,000,000	3,040,800
5.45%, 12/01/2034	2,000,000	2,027,140	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,027,140
Connecticut Spl. Tax Obl. RB, Trans. Infrastructure:
Ser. A, 5.00%, 07/01/2023	0	0	0	0	500,000	527,860	0	0	0	0	0	0	0	0	0	0	0	0	500,000	527,860
Ser. B, 6.50%, 10/01/2010	0	0	0	0	3,905,000	4,226,850	0	0	0	0	0	0	0	0	0	0	0	0	3,905,000	4,226,850
District of Columbia HFA SFHRB, Ser. B, 5.85%, 12/01/2018, (Insd. by FNMA & GNMA)	525,000	532,182	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	525,000	532,182
Georgetown, CT Spl. Taxing Dist. GO, Ser. A, 5.125%, 10/01/2036	0	0	0	0	1,500,000	1,485,285	0	0	0	0	0	0	0	0	0	0	0	0	1,500,000	1,485,285
Greenville, SC Tax Increment RB, 5.50%, 04/01/2018, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,075,680	0	0	1,000,000	1,075,680
Hoover, AL Board of Ed. TAN Warrants, 5.00%, 02/15/2015, (Insd. by MBIA)	0	0	1,000,000	1,045,460	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,045,460
Horry Cnty., SC Hospitality Fee Spl. Obl. RB:
6.00%, 04/01/2014	0	0	0	0	0	0	1,305,000	1,381,160	0	0	0	0	0	0	500,000	529,180	0	0	1,805,000	1,910,340
6.00%, 04/01/2015	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,057,950	0	0	1,000,000	1,057,950
Horry Cnty., SC Hospitality Fee RB, 6.00%, 04/01/2013	0	0	0	0	1,000,000	1,059,600	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,059,600
Jefferson Cnty., AL Ltd. Obl. Sch. Dist. RB, Ser. A:
5.00%, 01/01/2024	2,000,000	2,070,180	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,070,180
5.25%, 01/01/2017	11,565,000	12,297,758	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	11,565,000	12,297,758
5.25%, 01/01/2020	6,000,000	6,358,860	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	6,000,000	6,358,860
Missouri Dev. Fin. Board Infrastructure Facs. RB, Eastland Ctr. Proj., Ser. A, 5.00%, 04/01/2021	2,000,000	2,059,400	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,059,400
Missouri Env. Impt. & Energy Resource Auth. PCRB, Revolving Fund, Ser. B, 7.20%, 07/01/2016	250,000	250,642	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	250,000	250,642
New Kent Cnty., VA CDA Spl. Assmt. RB, New Kent Farm Proj.:
Ser. A, 5.125%, 03/01/2036	3,785,000	3,808,240	0	0	0	0	1,000,000	1,006,140	0	0	0	0	0	0	0	0	2,785,000	2,802,100	7,570,000	7,616,480
Ser. B, 5.45%, 03/01/2036	2,665,000	2,676,273	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,670,000	2,681,294	5,335,000	5,357,567
New York Dorm. Auth. Personal Income Tax RB, Ser. C, 5.00%, 12/15/2023	1,585,000	1,681,225	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,585,000	1,681,225
New York, NY TFA RRB, Sub-Ser. A-2, 5.00%, 11/01/2018, (Insd. by FGIC)	10,000,000	10,664,200	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	10,000,000	10,664,200
Orange Cnty., FL Tourist Dev. Tax RRB, 5.00%, 10/01/2014, (Insd. by AMBAC)	7,570,000	8,068,939	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	7,570,000	8,068,939
Virgin Islands Pub. Fin. Auth. RB, 5.25%, 10/01/2022	0	0	1,515,000	1,599,734	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,515,000	1,599,734
Virgin Islands Pub. Fin. Auth. RRB, Sr. Lien, Ser. A:
5.50%, 10/01/2013	0	0	0	0	0	0	0	0	0	0	3,000,000	3,083,760	0	0	0	0	1,000,000	1,027,920	4,000,000	4,111,680
5.50%, 10/01/2018	0	0	0	0	0	0	1,000,000	1,025,560	0	0	0	0	0	0	1,500,000	1,538,340	2,000,000	2,051,120	4,500,000	4,615,020
5.50%, 10/01/2022	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,025,560	1,000,000	1,025,560
Washington, DC Convention Ctr. Auth. Dedicated Tax RRB, Sr Lien, Ser. A, 5.00%, 10/01/2018	11,090,000	11,788,005	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	11,090,000	11,788,005

		67,323,844		3,695,414		8,346,755		3,412,860		0		3,083,760		0		4,201,150		9,587,994		99,651,777

STUDENT LOAN 0.2%
Connecticut Higher Ed. Loan Auth. RB, Family Ed. Loan Program, Ser. A, 5.375%, 11/15/2008	0	0	0	0	415,000	416,191	0	0	0	0	0	0	0	0	0	0	0	0	415,000	416,191
Massachusetts Ed. Fin. Auth. Loan RB, Ser. E, 5.30%, 01/01/2016, (Insd. by AMBAC)	1,445,000	1,478,119	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,445,000	1,478,119
Mississippi Higher Ed. Assistance Corp. RB, Sub. Ser. C, 6.05%, 09/01/2007	5,000	5,006	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,000	5,006
Missouri Higher Ed. Student Loan RB, Sub-Ser. F, 6.75%, 02/15/2009	1,000,000	1,002,360	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,002,360
NEBHELP, Inc. of Nebraska RB, Jr. Sub-Ser. A-6, 6.40%, 06/01/2013, (Insd. by MBIA)	690,000	716,020	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	690,000	716,020
New Jersey Higher Ed. Facs. RB, Student Loan Program, 5.80%, 06/01/2016, (Insd. by AMBAC)	0	0	0	0	0	0	0	0	0	0	415,000	418,196	0	0	0	0	0	0	415,000	418,196
South Carolina Edl. Assistance Auth. RRB, Gtd. Student Loans Sub. Lien, Ser. C, 5.875%, 09/01/2007	0	0	0	0	0	0	0	0	0	0	0	0	0	0	250,000	250,245	0	0	250,000	250,245

		3,201,505		0		416,191		0		0		418,196		0		250,245		0		4,286,137

TOBACCO REVENUE 0.6%
Tobacco Settlement Fin. Corp. of New York RB, Ser. C-1, 5.50%, 06/01/2021	10,000,000	10,754,500	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	10,000,000	10,754,500
Tobacco Settlement Funding Corp. RB, Ser. B1, 5.00%, 06/01/2047	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,000,000	4,888,350	5,000,000	4,888,350

		10,754,500		0		0		0		0		0		0		0		4,888,350		15,642,850

TRANSPORTATION 6.8%
California Foothill/Eastern Trans. Corridor Agcy. RRB, 5.75%, 01/15/2040	2,000,000	2,081,280	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,081,280
Columbia, SC Parking Facs. RRB:
5.875%, 12/01/2013, (Insd. by AMBAC)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,003,260	0	0	2,000,000	2,003,260
Ser. A, 5.00%, 02/01/2024, (Insd. by CDC IXIS Finl. Guaranty)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	6,060,000	6,302,097	0	0	6,060,000	6,302,097
Commonwealth of Puerto Rico Hwy. & Trans. Auth. RB:
Ser. J, 5.00%, 07/01/2019	0	0	0	0	2,000,000	2,115,920	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,115,920
Ser. W, 5.50%, 07/01/2015, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	2,300,000	2,542,880	0	0	0	0	0	0	2,300,000	2,542,880
Ser. Z, 6.00%, 07/01/2018, (Insd. by FSA)	0	0	0	0	0	0	0	0	0	0	2,000,000	2,341,500	0	0	0	0	0	0	2,000,000	2,341,500
Commonwealth of Virginia Port Auth. RB, Commonwealth Port Funding Proj., 5.50%, 07/01/2018	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,000,000	3,193,920	3,000,000	3,193,920
District of Columbia Metro. Area Trans. Auth. RB, 6.00%, 07/01/2010, (Insd. by FGIC)	0	0	0	0	0	0	0	0	300,000	319,200	0	0	0	0	0	0	0	0	300,000	319,200
E-470 Pub. Hwy. Auth. of Colorado RB, Ser. B, 0.00%, 09/01/2021, (Insd. by MBIA) ¤	2,000,000	1,063,740	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	1,063,740
Florida Port Fin. Commission RB, Trans. Intermodal Program, 5.75%, 10/01/2014, (Insd. by FGIC)	4,185,000	4,378,765	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	4,185,000	4,378,765
Hartford, CT Parking Sys. RB, Ser. A, 6.40%, 07/01/2020	0	0	0	0	2,000,000	2,145,060	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,145,060
Jacksonville, FL Econ. Dev. Commission IDRB, Metro. Parking Solutions Proj.:
5.75%, 10/01/2024, (Insd. by ACA)	5,000,000	5,451,750	0	0	0	0	2,000,000	2,180,700	0	0	0	0	0	0	2,000,000	2,180,700	1,000,000	1,090,350	10,000,000	10,903,500
5.875%, 06/01/2025, (Insd. by ACA)	5,000,000	5,523,650	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,000,000	5,523,650
Lower Colorado River Auth. of Texas Transmission Contact RB, 5.00%, 05/15/2025, (Insd. by FGIC)	1,000,000	1,029,590	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,029,590
Massachusetts Bay Trans. Auth. Gen. Trans. Sys. RRB, Ser. B, 6.20%, 03/01/2016	2,125,000	2,393,239	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,125,000	2,393,239
Metropolitan New York Trans. Auth. RB:
Ser. A, 5.00%, 11/15/2021	0	0	0	0	0	0	0	0	0	0	0	0	550,000	580,080	0	0	0	0	550,000	580,080
Ser. B:
5.00%, 11/15/2025	0	0	0	0	0	0	0	0	0	0	0	0	665,000	697,678	0	0	0	0	665,000	697,678
5.00%, 11/15/2024	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,050,720	0	0	0	0	1,000,000	1,050,720
5.25%, 11/15/2018, (Insd. by FGIC)	0	0	0	0	0	0	0	0	0	0	0	0	1,130,000	1,207,654	0	0	0	0	1,130,000	1,207,654
Ser. C, 5.00%, 11/15/2015	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,066,170	0	0	0	0	1,000,000	1,066,170
Metropolitan Trans. Auth. RRB, New York Svcs. Contract, Ser. A:
5.10%, 01/01/2021	1,110,000	1,160,017	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,110,000	1,160,017
5.125%, 01/01/2029	1,000,000	1,038,200	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,038,200
5.75%, 01/01/2018	1,000,000	1,133,130	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,133,130
New Jersey EDA RB, Trans. Proj., Ser. A, 5.75%, 05/01/2011, (Insd. by FSA)	0	0	0	0	0	0	0	0	0	0	1,000,000	1,067,680	0	0	0	0	0	0	1,000,000	1,067,680
New Jersey Trans. Trust Fund Auth. RB, Trans. Sys.:
Ser. A:
5.25%, 12/15/2022	0	0	0	0	0	0	0	0	0	0	15,000,000	16,513,050	0	0	0	0	0	0	15,000,000	16,513,050
5.625%, 06/15/2013	0	0	0	0	0	0	0	0	0	0	1,200,000	1,301,064	0	0	0	0	0	0	1,200,000	1,301,064
5.625%, 06/15/2014	0	0	0	0	0	0	0	0	0	0	1,500,000	1,655,970	0	0	0	0	0	0	1,500,000	1,655,970
5.75%, 06/15/2015	0	0	0	0	0	0	0	0	0	0	1,300,000	1,459,900	0	0	0	0	0	0	1,300,000	1,459,900
Ser. B:
5.25%, 12/15/2014	0	0	0	0	0	0	0	0	0	0	6,500,000	7,037,420	0	0	0	0	0	0	6,500,000	7,037,420
6.50%, 06/15/2010, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	625,000	671,687	0	0	0	0	0	0	625,000	671,687
New Jersey Turnpike Auth. RB, Ser. A, 5.75%, 01/01/2018	0	0	0	0	0	0	0	0	0	0	965,000	1,009,158	0	0	0	0	0	0	965,000	1,009,158
New York Thruway Auth. Gen. RB, Ser. G, 5.25%, 01/01/2027, (Insd. by FSA)	2,000,000	2,151,120	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,000,000	2,151,120
New York Thruway Auth. Hwy. & Bridge Trust Fund RRB, Ser. B-2, 5.00%, 04/01/2017, (Insd. by FGIC)	22,215,000	23,796,041	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	22,215,000	23,796,041
New York Thruway Auth. RB:
Gen. Hwy. & Bridge, Ser. A, 5.00%, 04/01/2019, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	0	0	4,320,000	4,549,435	0	0	0	0	4,320,000	4,549,435
Ser. A:
5.00%, 03/15/2017, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	0	0	400,000	421,732	0	0	0	0	400,000	421,732
5.00%, 03/15/2018, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	0	0	500,000	524,265	0	0	0	0	500,000	524,265
New York Thruway Auth. Svcs. Contract RRB, 5.00%, 04/01/2017	795,000	811,274	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	795,000	811,274

			Evergreen Alabama Municipal Bond Fund		Evergreen Connecticut Municipal Bond Fund		Evergreen Georgia Municipal Bond Fund		Evergreen Maryland Municipal Bond Fund		Evergreen New Jersey Municipal Bond Fund		Evergreen New York Municipal Bond Fund		Evergreen South Carolina Municipal Bond Fund		Evergreen Virginia Municipal Bond Fund		Evergreen Municipal Bond Fund Pro Forma
	Evergreen Municipal Bond Fund

	Principal		Principal		Principal		Principal		Principal		Principal		Principal		Principal		Principal		Principal
	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value	Amount	Value

New York Triborough Bridge & Tunnel Auth. RB, Ser. A, 5.00%, 11/15/2021	0	0	0	0	0	0	0	0	0	0	0	0	1,500,000	1,590,420	0	0	0	0	1,500,000	1,590,420
New York Triborough Bridge & Tunnel Auth. RRB, Ser. B, 5.25%, 11/15/2018	0	0	0	0	0	0	0	0	0	0	0	0	2,065,000	2,192,431	0	0	0	0	2,065,000	2,192,431
Orlando & Orange Cnty., FL Expressway Auth. RB, Jr. Lien:
6.50%, 07/01/2011, (Insd. by FGIC)	4,550,000	4,994,171	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	4,550,000	4,994,171
8.25%, 07/01/2015, (Insd. by FGIC)	2,960,000	3,826,155	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,960,000	3,826,155
Port Auth. of New York & New Jersey RB:
Ser. 37, 5.50%, 07/15/2019, (Insd. by FSA)	0	0	0	0	0	0	0	0	0	0	5,000,000	5,411,000	0	0	0	0	0	0	5,000,000	5,411,000
Ser. 125, 5.00%, 10/15/2019, (Insd. by FSA)	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,050,710	0	0	0	0	1,000,000	1,050,710
Ser. 131, 5.00%, 12/15/2014	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,052,830	0	0	0	0	1,000,000	1,052,830
Port Seattle, WA RB, Ser. B, 5.625%, 02/01/2024, (Insd. by MBIA)	1,000,000	1,042,680	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,042,680
Puerto Rico Hwy. & Trans. Auth. RRB, Ser. BB, 5.25%, 07/01/2022, (Insd. by FSA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,000,000	3,342,090	0	0	3,000,000	3,342,090
South Carolina Trans. Infrastructure Bank RB, Ser. A, 5.25%, 10/01/2020, (Insd. by AMBAC)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	9,000,000	10,005,480	0	0	9,000,000	10,005,480
South Carolina Trans. Infrastructure RB, Ser. A:
5.00%, 10/01/2019	5,000,000	5,326,600	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,000,000	5,326,600
5.00%, 10/01/2021	6,160,000	6,532,064	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	6,160,000	6,532,064
Virginia Beach, VA Dev. Auth. RB, Town Ctr. Proj., Ser. A, 5.375%, 08/01/2020	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,485,000	2,636,983	2,485,000	2,636,983
West Windsor Township, NJ Parking Auth. RB, 6.10%, 12/01/2012			0	0	0	0	0	0	0	0	50,000	50,091	0	0	0	0	0	0	50,000	50,091

		73,733,466		0		4,260,980		2,180,700		319,200		41,061,400		15,984,125		23,833,627		6,921,253		168,294,751

UTILITY 1.6%
Atlantic Cnty., NJ Util. Auth. RRB, 5.25%, 01/15/2015	0	0	0	0	0	0	0	0	0	0	2,655,000	2,829,991	0	0	0	0	0	0	2,655,000	2,829,991
Gainesville, FL Util. Sys. RB, Ser. B, 6.50%, 10/01/2013	4,800,000	5,479,632	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	4,800,000	5,479,632
Greer, SC Combined Util. Sys. RB, 4.75%, 09/01/2011, (Insd. by AMBAC)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,125,000	1,145,835	0	0	1,125,000	1,145,835
Lakeland, FL Elec. & Water RRB, Energy Sys., First Lien, Ser. C, 6.05%, 10/01/2010, (Insd. by FSA)	5,000,000	5,337,500	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,000,000	5,337,500
Main Street Natural Gas, Inc. of Georgia RB, Gas Proj.:
Ser. A:
5.00%, 03/15/2016	6,500,000	6,881,420	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	6,500,000	6,881,420
5.00%, 03/15/2017	11,105,000	11,771,078	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	11,105,000	11,771,078
Ser. B, 5.00%, 03/15/2016	5,000,000	5,293,400	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,000,000	5,293,400
Puerto Rico Elec. Power Auth. RB, Ser. PP, 5.00%, 07/01/2022	0	0	0	0	1,000,000	1,054,810	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,054,810

		34,763,030		0		1,054,810		0		0		2,829,991		0		1,145,835		0		39,793,666

WATER & SEWER 5.7%
Alabama Drinking Water Fin. Auth. RB, Ser. A:
4.65%, 08/15/2011, (Insd. by AMBAC)	0	0	1,125,000	1,157,377	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,125,000	1,157,377
5.125%, 08/15/2016, (Insd. by AMBAC)	0	0	1,075,000	1,128,643	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,075,000	1,128,643
Alaska Energy Auth. Util. RB, 6.60%, 07/01/2015, (Insd. by FSA)	15,000,000	17,659,650	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	15,000,000	17,659,650
Anderson Cnty., SC Joint Muni. Water Sys. RB:
5.50%, 07/15/2015, (Insd. by FSA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,610,000	1,726,548	0	0	1,610,000	1,726,548
5.50%, 07/15/2016, (Insd. by FSA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,695,000	1,819,328	0	0	1,695,000	1,819,328
Augusta, GA Water & Sewer RB:
5.15%, 10/01/2015, (Insd. by FSA)	0	0	0	0	0	0	2,250,000	2,357,775	0	0	0	0	0	0	0	0	0	0	2,250,000	2,357,775
5.25%, 10/01/2017, (Insd. by FSA)	0	0	0	0	0	0	1,980,000	2,081,495	0	0	0	0	0	0	0	0	0	0	1,980,000	2,081,495
5.25%, 10/01/2039	1,000,000	1,062,380	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,062,380
Baltimore, MD RRB, Water Proj., Ser. A:
5.80%, 07/01/2015, (Insd. by FGIC)	0	0	0	0	0	0	0	0	1,500,000	1,634,550	0	0	0	0	0	0	0	0	1,500,000	1,634,550
6.00%, 07/01/2015, (Insd. by FGIC)	0	0	0	0	0	0	0	0	1,000,000	1,098,030	0	0	0	0	0	0	0	0	1,000,000	1,098,030
Brownsville, TX Util. Sys. RRB, 6.25%, 09/01/2014, (Insd. by MBIA)	3,750,000	4,094,175	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,750,000	4,094,175
Buena Vista, VA IDA Water & Sewer Facs. RB, Route 60 Proj., 6.25%, 07/15/2011	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	355,000	355,316	355,000	355,316
Chesterfield Cnty., VA Water & Sewer RRB, 6.375%, 11/01/2007	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	130,000	130,276	130,000	130,276
Clayton Cnty., GA Water & Sewer RB:
5.00%, 05/01/2013	0	0	0	0	0	0	1,760,000	1,845,553	0	0	0	0	0	0	0	0	0	0	1,760,000	1,845,553
6.25%, 05/01/2016	0	0	0	0	0	0	2,000,000	2,147,320	0	0	0	0	0	0	0	0	0	0	2,000,000	2,147,320
Cobb Cnty. & Marietta, GA Water Auth. RB, 5.25%, 11/01/2021	0	0	0	0	0	0	2,135,000	2,296,022	0	0	0	0	0	0	0	0	0	0	2,135,000	2,296,022
Colorado Springs, CO Util. RB, Sub. Lien, Ser. A, 5.00%, 11/15/2033	1,000,000	1,033,950	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,033,950
Commonwealth of Puerto Rico Aqueduct & Sewer Auth. RB, 6.25%, 07/01/2012, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	1,000,000	1,109,810	0	0	0	0	0	0	1,000,000	1,109,810
Connecticut Dev. Auth. Water Facs. RB:
Aquarion Water Co. Proj., 4.70%, 07/01/2036	0	0	0	0	1,000,000	990,880	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	990,880
6.15%, 04/01/2035, (Insd. by AMBAC)	1,000,000	1,021,690	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,021,690
Coweta Cnty., GA Dev. Auth. RB, Newnan Water, Sewer & Light Commission:
5.00%, 07/01/2020, (Insd. by MBIA) ‡	0	0	0	0	0	0	1,255,000	1,324,799	0	0	0	0	0	0	0	0	0	0	1,255,000	1,324,799
5.00%, 07/01/2021, (Insd. by MBIA) ‡	0	0	0	0	0	0	1,095,000	1,153,181	0	0	0	0	0	0	0	0	0	0	1,095,000	1,153,181
5.00%, 07/01/2022, (Insd. by MBIA) ‡	0	0	0	0	0	0	2,490,000	2,616,587	0	0	0	0	0	0	0	0	0	0	2,490,000	2,616,587
5.00%, 07/01/2023, (Insd. by MBIA) ‡	0	0	0	0	0	0	2,615,000	2,742,771	0	0	0	0	0	0	0	0	0	0	2,615,000	2,742,771
5.00%, 07/01/2024, (Insd. by MBIA) ‡	0	0	0	0	0	0	2,745,000	2,873,886	0	0	0	0	0	0	0	0	0	0	2,745,000	2,873,886
Dallas, TX Waterworks & Sewer Sys. RRB, 4.50%, 10/01/2019, (Insd. by AMBAC)	10,000,000	10,209,300	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	10,000,000	10,209,300
Detroit, MI Sewer Disposal RRB, Sr. Lien, Ser. A, 5.00%, 07/01/2023, (Insd. by FSA)	3,000,000	3,124,290	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,000,000	3,124,290
Florence, SC Water & Sewer RB, 7.50%, 03/01/2014, (Insd. by AMBAC)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	695,000	765,987	0	0	695,000	765,987
Gainesville, GA Water & Sewer RRB, 5.25%, 11/15/2010, (Insd. by FGIC)	0	0	0	0	0	0	1,000,000	1,033,160	0	0	0	0	0	0	0	0	0	0	1,000,000	1,033,160
Gloucester Township, NJ Muni. Util. Auth. RB, 5.55%, 03/01/2009, (Insd. by AMBAC)	0	0	0	0	0	0	0	0	0	0	685,000	699,871	0	0	0	0	0	0	685,000	699,871
Grand Strand, SC Water & Sewer Auth. RRB:
5.375%, 06/01/2018, (Insd. by FSA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	4,335,000	4,600,692	0	0	4,335,000	4,600,692
6.375%, 06/01/2012, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	4,555,000	4,837,683	0	0	4,555,000	4,837,683
Greenville, SC Sewer Sys. RB, 5.50%, 04/01/2019, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,080,000	1,151,475	0	0	1,080,000	1,151,475
Jackson Cnty., GA Water & Sewer Auth. RB, Ser. A, 5.75%, 09/01/2017, (Insd. by AMBAC)	0	0	0	0	0	0	1,530,000	1,644,107	0	0	0	0	0	0	0	0	0	0	1,530,000	1,644,107
Lexington, SC Water & Sewer RRB, Ser. A, 5.75%, 04/01/2020, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	500,000	528,760	0	0	500,000	528,760
Massachusetts Water Pollution Abatement Trust RB, Ser. 9, 5.25%, 08/01/2028	2,185,000	2,323,005	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,185,000	2,323,005
Mobile, AL Water & Sewer RB, 5.25%, 01/01/2016, (Insd. by FGIC)	0	0	1,100,000	1,160,324	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,100,000	1,160,324
New York Env. Facs. Corp. PCRB:
5.875%, 06/15/2014	445,000	458,127	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	445,000	458,127
Ser. E, 6.875%, 06/15/2010	410,000	413,428	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	410,000	413,428
New York Env. Facs. Corp. RB, Clean Drinking Water Proj.:
Ser. A, 5.00%, 06/15/2019	0	0	0	0	0	0	0	0	0	0	0	0	3,000,000	3,205,680	0	0	0	0	3,000,000	3,205,680
Ser. B, 5.00%, 11/15/2017	0	0	0	0	0	0	0	0	0	0	0	0	1,250,000	1,328,025	0	0	0	0	1,250,000	1,328,025
New York, NY Muni. Water Fin. Auth. RB, Ser. B, 5.00%, 06/15/2017	0	0	0	0	0	0	0	0	0	0	0	0	4,150,000	4,403,648	0	0	0	0	4,150,000	4,403,648
New York, NY Muni. Water Fin. Auth. Water & Sewer Sys. RB, Ser. B, 6.00%, 06/15/2033	375,000	400,132	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	375,000	400,132
North Charleston, SC Sewer Dist. RRB, Ser. A, 6.375%, 07/01/2012, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,750,000	4,022,475	0	0	3,750,000	4,022,475
North Springs, FL Water & Sewer RB, Ser. B, 6.50%, 10/01/2016, (Insd. by MBIA)	1,335,000	1,346,588	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,335,000	1,346,588
Northern Palm Beach Cnty., FL RB, Water Ctl. & Impt., 5.35%, 08/01/2041	750,000	751,110	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	750,000	751,110
Phoenix, AZ Civic Impt. Corp. Water Sys. RRB, Jr. Lien, 5.25%, 07/01/2018, (Insd. by FGIC)	1,000,000	1,102,510	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,102,510
South Central Connecticut Regl. Water Auth. RB:
5.00%, 08/01/2024	0	0	0	0	1,000,000	1,049,640	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,049,640
5.25%, 08/01/2014	0	0	0	0	1,000,000	1,064,200	0	0	0	0	0	0	0	0	0	0	0	0	1,000,000	1,064,200
Stafford, NJ Muni. Util. Auth. RB, 6.20%, 06/01/2007, (Insd. by MBIA)	0	0	0	0	0	0	0	0	0	0	370,000	370,000	0	0	0	0	0	0	370,000	370,000
Stony Brook Regl. Sewer Auth. New Jersey RB, Ser. B, 5.45%, 12/01/2012	0	0	0	0	0	0	0	0	0	0	500,000	522,575	0	0	0	0	0	0	500,000	522,575
Tucson, AZ Water RRB, 5.50%, 07/01/2017, (Insd. by FGIC)	2,250,000	2,438,932	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,250,000	2,438,932
Upper Occoquan Sewer Auth. Virginia Regl. RRB, 5.00%, 07/01/2025	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	12,500,000	13,144,000	12,500,000	13,144,000
Viera East, FL CDD RRB, Water Mgmt. Proj.:
5.75%, 05/01/2020, (Insd. by MBIA)	2,020,000	2,305,729	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,020,000	2,305,729
5.75%, 05/01/2021, (Insd. by MBIA)	2,140,000	2,452,654	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,140,000	2,452,654
5.75%, 05/01/2022, (Insd. by MBIA)	2,265,000	2,607,536	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,265,000	2,607,536
Virgin Islands Water & Power Auth. Elec. Sys. RRB:
5.25%, 07/01/2008	0	0	0	0	0	0	750,000	755,220	0	0	0	0	0	0	0	0	0	0	750,000	755,220
5.25%, 07/01/2009	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,250,000	1,265,913	0	0	1,250,000	1,265,913
5.30%, 07/01/2018	0	0	0	0	0	0	1,250,000	1,267,300	0	0	0	0	0	0	0	0	0	0	1,250,000	1,267,300
Washington, DC Suburban Sanitary Dist. RRB, Sewer Disposal Proj., 5.00%, 06/01/2012	0	0	0	0	0	0	0	0	5,000,000	5,275,550	0	0	0	0	0	0	0	0	5,000,000	5,275,550

		54,805,186		3,446,344		3,104,720		26,139,176		8,008,130		2,702,256		8,937,353		20,718,861		13,629,592		141,491,618

Total Municipal Obligations ($1,231,794,203, $36,083,516, $62,110,897, $157,356,816, $64,241,323, $227,135,118, $79,317,929, $306,002,808 , $215,353,785 and $2,379,396,395, respectively)		1,262,279,800		36,293,037		63,781,523		161,856,283		65,974,697		233,722,815		80,170,192		315,033,894		219,783,395		2,438,895,636

	Shares	Value	Shares	Value	Shares	Value	Shares	Value	Shares	Value	Shares	Value	Shares	Value	Shares	Value	Shares	Value	Shares	Value

SHORT-TERM INVESTMENTS 1.2%
MUTUAL FUND SHARES 1.2%
Evergreen Institutional Municipal Money Market Fund, Class I, 3.73% q ø ##	23,292,101	23,292,101	1,070,290	1,070,290	732,960	732,960	2,259,076	2,259,076	408,264	408,264	0	0	0	0	1,655,723	1,655,723	0	0	29,418,414	29,418,414
Evergreen New York Municipal Money Market Fund, Class I, 3.30% q ø		0	0	0	0	0	0	0	0	0	0	0	1,257,270	1,257,270	0	0	0	0	1,257,270	1,257,270

(cost $23,292,101, $1,070,290, $732,960, $2,259,076, $408,264, $0, $1,257,270, $1,655,723, $0 and $30,675,684, respectively)		23,292,101		1,070,290		732,960		2,259,076		408,264		0		1,257,270		1,655,723		0		30,675,684

Total Investments (cost $1,255,086,304, $37,153,806, $62,843,857, $159,615,892, $64,649,587, $227,135,118,		1,285,571,901		37,363,327		64,514,483		164,115,359		66,382,961		233,722,815		81,427,462		316,689,617		219,783,395		2,469,571,320
$80,575,199 , $307,658,531,$215,353,785 and $2,410,072,079, respectively) 99.4%
Other Assets and Liabilities 0.6%		10,768,574		438,220		827,337		(3,082,498		977,960		(1,913,219		752,582		1,993,876		3,601,462		14,364,294

Net Assets 100.0%		$1,296,340,475		$37,801,547		$65,341,820		$161,032,861		$67,360,921		$231,809,596		$82,180,044		$318,683,493		$223,384,857		$2,483,935,614

Summary of Abbreviations
AMBAC	American Municipal Bond Assurance Corp.
AMT	Alternative Minimum Tax
ARS	Auction Rate Security
BIG	Bond Investors Guarantee
CDA	Community Development Authority
CDD	Community Development District
COP	Certificates of Participation
EDA	Economic Development Authority
EDFA	Economic Development Finance Authority
EDRB	Economic Development Revenue Bond
FGIC	Financial Guaranty Insurance Co.
FHA	Federal Housing Authority
FNMA	Federal National Mortgage Association
FRN	Floating Rate Note
FSA	Financial Security Assurance, Inc.
GNMA	Government National Mortgage Association
GO	General Obligation
HDA	Housing Development Authority
HFA	Housing Finance Authority
IDA	Industrial Development Authority
IDRB	Industrial Development Revenue Bond
IDRRB	Industrial Development Refunding Revenue Bond
MBIA	Municipal Bond Investors Assurance Corp.
MGIC	Mortgage Guaranty Insurance Corp.
MHRB	Multifamily Housing Revenue Bond
MHRRB	Multifamily Housing Refunding Revenue Bond
PCRB	Pollution Control Revenue Bond
PCRRB	Pollution Control Refunding Revenue Bond
RB	Revenue Bond
RHA	Residential Housing Authority
RRB	Refunding Revenue Bond
SAVRS	Select Auction Variable Rate Securities
SFHRB	Single Family Housing Revenue Bond
TCR	Transferable Custody Receipts

** In connection with the Reorganizations, a substantial amount of the securities held by each target fund is expected to be disposed of both before and after the Reorganizations. This could result in additional portfolio transaction costs to each target fund and Municipal Bond Fund and increased taxable distributions to shareholders of each target fund and Municipal Bond Fund.

Evergreen Municipal Bond Fund

Notes to Pro Forma Combining Financial Statements (Unaudited) May 31, 2007

1.	Basis of Combination

The Pro Forma Combining Statement of Assets and Liabilities, including the Pro Forma Schedule of Investments and the related Pro Forma Combining Statement of Operations (“Pro Forma Statements”), reflect the accounts of Evergreen Municipal Bond Fund (“Municipal Bond Fund”), Evergreen Alabama Municipal Bond Fund (“Alabama Fund”), Evergreen Connecticut Municipal Bond Fund (“Connecticut Fund”), Evergreen Georgia Municipal Bond Fund (“Georgia Fund”), Evergreen Maryland Municipal Bond Fund (“Maryland Fund”), Evergreen New Jersey Municipal Bond Fund (“New Jersey Fund”), Evergreen New York Municipal Bond Fund (“New York Fund”), Evergreen South Carolina Municipal Bond Fund (“South Carolina Fund”) and Evergreen Virginia Municipal Bond Fund (“Virginia Fund”) at May 31, 2007 and for the period then ended.

The Pro Forma Statements give effect to the proposed Agreement and Plan of Reorganizations (the “Reorganizations”) to be submitted to shareholders of Alabama Fund, Connecticut Fund, Georgia Fund, Maryland Fund, New Jersey Fund, New York Fund, South Carolina Fund and Virginia Fund. The Reorganizations provide for the acquisition of all the assets and the liabilities of Alabama Fund, Connecticut Fund, Georgia Fund, Maryland Fund, New Jersey Fund, New York Fund, South Carolina Fund and Virginia Fund by Municipal Bond Fund, in an exchange expected to be tax-free to shareholders for federal income tax purposes for Class A, Class B, Class C and Class I shares of Municipal Bond Fund. Thereafter, there will be a distribution of Class A, Class B, Class C and Class I shares of Municipal Bond Fund to the Class A, Class B, Class C and Class I shareholders of Alabama Fund, Connecticut Fund, Georgia Fund, Maryland Fund, New Jersey Fund, New York Fund, South Carolina Fund and Virginia Fund in liquidation and subsequent termination thereof. As a result of the Reorganizations, the shareholders of Alabama Fund, Connecticut Fund, Georgia Fund, Maryland Fund, New Jersey Fund, New York Fund, South Carolina Fund and Virginia Fund will become the owners of that number of full and fractional Class A, Class B, Class C and Class I shares of Municipal Bond Fund having an aggregate net asset value equal to the aggregate net asset value of their respective shares in their Fund as of the close of business immediately prior to the date that shares of Alabama Fund, Connecticut Fund, Georgia Fund, Maryland Fund, New Jersey Fund, New York Fund, South Carolina Fund and Virginia Fund are exchanged for Class A, Class B, Class C and Class I shares of Municipal Bond Fund.

The Pro Forma Statements reflect the expenses of each Fund in carrying out its obligations under the Reorganization as though the merger occurred at the beginning of the period presented.

The information contained herein is based on the experience of each Fund for the period then ended and is designed to permit shareholders of the consolidating mutual funds to evaluate the financial effect of the proposed Reorganizations. The expenses of Alabama Fund, Connecticut Fund, Georgia Fund, Maryland Fund, New Jersey Fund, New York Fund, South Carolina Fund and Virginia Fund in connection with the Reorganizations (including the cost of any proxy soliciting agents) will be borne by Evergreen Investment Management Company, LLC (“EIMC”). In connection with the Reorganizations, a substantial amount of the securities held by each target fund is expected to be disposed of both before and after the Reorganizations. This could result in additional portfolio trading costs to each target fund and Municipal Bond Fund and increased taxable distributions to shareholders of each target fund and Municipal Bond Fund. As of May 31, 2007, securities held by Alabama Fund, Connecticut Fund, Georgia Fund, Maryland Fund, New Jersey Fund, New York Fund, South Carolina Fund and Virginia Fund would comply with the compliance guidelines and investment restrictions of Municipal Bond Fund.

After the Reorganization, Municipal Bond Fund will be the accounting and performance survivor. Municipal Bond Fund will be the accounting and performance survivor for each Fund that approves the Reorganization; however, the Reorganization of each of Alabama Fund, Connecticut Fund, Georgia Fund, Maryland Fund, New Jersey Fund, New York Fund, South Carolina Fund and Virginia Fund will proceed individually once each receives shareholder approval and is not dependent on any other Fund’s shareholders’ approval.

The Pro Forma Statements should be read in conjunction with the historical financial statements of each Fund incorporated by reference in the Statement of Additional Information.

2.	Significant Accounting Policies

The following is a summary of significant accounting policies consistently followed by each Fund in the preparation of their financial statements. The policies are in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that effect amounts reported herein. Actual results could differ from their estimates.

	a.	Valuation of investments

Portfolio debt securities acquired with more than 60 days to maturity are valued at prices obtained from an independent pricing service which takes into consideration such factors as similar security prices, yields, maturities, liquidity and ratings. Securities for which valuations are not available from an independent pricing service may be valued by brokers which use prices provided by market makers or estimates of market value obtained from yield data relating to investments or securities with similar characteristics.

Short-term securities with remaining maturities of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value.

Investments in other mutual funds are valued at net asset value. Securities for which market quotations are not available or not reflective of current market value are valued at fair value as determined in good faith, according to procedures approved by the Board of Trustees.

	b.	Federal taxes

The Funds qualified as regulated investment companies and distribute all of their taxable and tax-exempt income, including any net capital gains (which have already been offset by available capital loss carryovers). Accordingly, no provision for federal taxes is required.

Municipal Bond Fund, after giving effect to the Reorganization, intends to continue to qualify as a regulated investment company and distribute all of its taxable and tax-exempt income, including any net capital gains (which have already been offset by available capital loss carryovers). Accordingly, no provision for federal taxes is required.

As of October 31, 2007, the following capital loss carryforwards existed by Fund:

	(In millions)	Last year of expiration	Percent of net assets

Municipal Bond Fund	$29.0	2010	2.3%

Connecticut Fund	1.4	2013	2.2%

Maryland Fund	1.6	2014	2.5%

New Jersey Fund	6.5	2013	2.9%

The utilization of Municipal Bond Fund’s capital loss carryforward following the Reorganizations should not be subject to limitation. The utilization of Connecticut Fund’s, Maryland Fund’s and New Jersey Fund’s capital loss carryforwards following the Reorganizations will be subject to various limitations prescribed by the Internal Revenue Code, which cannot be calculated precisely at this time. As of October 31, 2007, on a proforma basis, the limitations would be approximately as follows:

1) For Municipal Bond Fund’s taxable years ending after the date of the Reorganizations, the capital loss carryforwards may be used only to offset gains attributable to post-merger appreciation of the combined assets and the pre-merger appreciation attributable to the respective fund. This limitation expires five years after the date of the merger.

2) For Municipal Bond Fund’s taxable year that includes the date of the Reorganizations, utilization of capital loss carryforwards would be limited to Municipal Bond Fund’s net capital gain for the year multiplied by a fraction, the numerator of which is the days in the taxable year following the merger and the denominator of which is 365.

The forgoing limitations must be applied independently, and the lowest of the calculated limitations will apply in any year.

3.	Shares of Beneficial Interest

As a result of the Reorganization, Municipal Bond Fund would acquire the net assets of Alabama Fund, Connecticut Fund, Georgia Fund, Maryland Fund, New Jersey Fund, New York Fund, South Carolina Fund and Virginia Fund in an exchange expected to be tax-free to shareholders for federal income tax purposes for Class A, Class B, Class C and Class I shares of Municipal Bond Fund. The Pro Forma net asset values per share assume the issuance of 29,470,945 Class A, 7,874,322 Class B, 4,198,688 Class C and 117,569,349 Class I shares of Municipal Bond Fund which would have been issued at May 31, 2007 in connection with the proposed Reorganizations. The issuance of these shares to shareholders of Alabama Fund, Connecticut Fund, Georgia Fund, Maryland Fund, New Jersey Fund, New York Fund, South Carolina Fund and Virginia Fund would have resulted in 140,966,147 shares of Class A, 11,219,945 shares of Class B, 10,351,048 shares of Class C and 170,258,514 shares of Class I in the Pro Forma combined fund at May 31, 2007.

Class A, Class B, Class C and Class I shareholders of Alabama Fund, Connecticut Fund, Georgia Fund, Maryland Fund, New Jersey Fund, New York Fund, South Carolina Fund and Virginia Fund would receive Class A, Class B, Class C and Class I shares, respectively, of Municipal Bond Fund based on conversion ratios determined on May 31, 2007. The conversion ratios are calculated by dividing the net asset value per share of

Class A, Class B, Class C and Class I of each of Alabama Fund, Connecticut Fund, Georgia Fund, Maryland Fund, New Jersey Fund, New York Fund, South Carolina Fund and Virginia Fund by the net asset value per share of Class A, Class B, Class C and Class I, respectively, of Municipal Bond Fund.

4.	Pro Forma Operations

The Pro Forma Combining Statement of Operations assumes similar rates of gross investment income for the investments of each Fund. Accordingly, the combined gross investment income is equal to the sum of each Fund’s gross investment income. Pro Forma operating expenses include the actual expenses of the Funds, adjusted to reflect the expected expenses of the combined entity. The combined pro forma expenses were calculated by determining the expense rates based on the combined average net assets of the nine funds and applying those rates to the average net assets of Municipal Bond Fund for the twelve months ended May 31, 2007 and to the average net assets of Alabama Fund, Connecticut Fund, Georgia Fund, Maryland Fund, New Jersey Fund, New York Fund, South Carolina Fund and Virginia Fund for the twelve months ended May 31, 2007. The adjustments reflect those amounts needed to adjust the combined expenses to these rates.

5.	Regulatory Matters and Legal Proceedings

Pursuant to an administrative order issued by the SEC on September 19, 2007, EIMC, EIS, ESC (collectively, the “Evergreen Entities”), Wachovia Securities, LLC and the SEC have entered into an agreement settling allegations of (i) improper short-term trading arrangements in effect prior to May 2003 involving former officers and employees of EIMC and certain broker-dealers, (ii) insufficient systems for monitoring exchanges and enforcing exchange limitations as stated in certain funds' prospectuses, and (iii) inadequate e-mail retention practices. Under the settlement, the Evergreen Entities were censured and will pay approximately $32 million in disgorgement and penalties. This amount, along with a fine assessed by the SEC against Wachovia Securities, LLC will be distributed pursuant to a plan to be developed by an independent distribution consultant and approved by the SEC. The Evergreen Entities neither admitted nor denied the allegations and findings set forth in its settlement with the SEC.

EIS has entered into an agreement with the NASD (now known as the Financial Industry Regulatory Authority (“FINRA”)) settling allegations that EIS (i) arranged for Evergreen fund portfolio trades to be directed to Wachovia Securities, LLC, an affiliate of EIS that sold Evergreen fund shares, during the period of January 2001 to December 2003 and (ii) provided non-cash compensation by sponsoring offsite meetings attended by Wachovia Securities, LLC brokers during that period, where the eligibility of a broker to attend the meetings depended upon the broker meeting certain sales targets of Evergreen fund shares. Pursuant to the settlement agreement, EIS has agreed to a censure and a fine of $4,200,000. EIS neither admitted nor denied the allegations and findings set forth in its agreement with the NASD.

In addition, the Evergreen funds and EIMC and certain of its affiliates are involved in various legal actions, including private litigation and class action lawsuits. EIMC does not expect that any of such legal actions currently pending or threatened will have a material adverse impact on the financial position or operations of any of the Evergreen funds or on EIMC’s ability to provide services to the Evergreen funds.

Although EIMC believes that none of the matters discussed above will have a material adverse impact on the Evergreen funds, there can be no assurance that these matters and any publicity surrounding or resulting from them will not result in reduced sales or increased redemptions of Evergreen fund shares, which could increase Evergreen fund transaction costs or operating expenses, or that they will not have other adverse consequences on the Evergreen funds.

6.	New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB statement 109 ("FIN 48"). FIN 48 supplements FASB 109 by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption on FIN 48 is not expected to have a material impact on the Fund's financial statements. However, the conclusions regarding FIN 48 may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance expected from FASB, and on-going analysis of tax laws, regulations, and interpretations thereof.

In September 2006, FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). FAS 157 establishes a single authoritative definition of fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 applies to fair value measurements already required or permitted by existing standards. The change to current generally accepted accounting principles from the application of FAS 157 relates to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. Management of the Fund does not believe the adoption of FAS 157 will materially impact the financial statement amounts, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements on changes in net assets for the period. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.